As filed with the Securities and Exchange Commission on May 16, 2008

Registration Statement No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Safe Bulkers, Inc.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

32 Avenue Karamanli
P.O. Box 70837
16605 Voula
Athens, Greece
011-30-210-895-7070
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9338
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 (telephone number) (212) 474-3700 (facsimile number)	Stephen P. Farrell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000 (telephone number) (212) 309-6001 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	11,500,000	$22.00	$253,000,000	$9,942.90

Preferred Stock Purchase Rights(3)	—	—	—	—

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o).

(3)

The preferred stock purchase rights are initially attached to and trade with the shares of our common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of our common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 16, 2008

PROSPECTUS

10,000,000 Shares

Safe Bulkers, Inc.
Common Stock

This is the initial public offering of our common stock. All of the shares of common stock being sold in this offering are being sold by Vorini Holdings Inc., our sole stockholder.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

We expect the initial public offering price to be between $20.00 and $22.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SB.”

Investing in our common stock involves risks that are described in the section entitled “Risk Factors” beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to selling stockholder	$	$

The underwriters may also purchase up to an additional 1,500,000 shares of our common stock from the selling stockholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Each share of our common stock includes one purchase right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-one thousandth of a share of preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

The shares of common stock will be ready for delivery on or about  , 2008.

Merrill Lynch & Co.	Credit Suisse

Jefferies & Company	Dahlman Rose & Company	Poten Capital Services LLC
DnB NOR Markets

The date of this prospectus is  , 2008.

VASSOS

STALO

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including the historical financial statements and the notes to those financial statements. You should pay special attention to the “Risk Factors” section beginning on page 17 of this prospectus to determine whether an investment in our common stock is appropriate for you.

Unless otherwise indicated, all references to currency amounts in this prospectus are to U.S. dollars and all information in this prospectus assumes that the underwriters’ overallotment option is not exercised. Unless otherwise indicated, all data regarding our fleet and our charters is as of December 31, 2007 and assumes delivery of vessels to us on the scheduled dates. Unless otherwise indicated: Swiss franc, or CHF, amounts translated into U.S. dollars have been translated at a rate of CHF1.1267:$1.00, and Japanese yen, or ¥, amounts translated to U.S. dollars have been translated at a rate of ¥112.35:$1.00, the exchange rates in effect as of December 31, 2007. Unless otherwise indicated, references in this prospectus to “Safe Bulkers,” the “Company,” “we,” “our,” “us” or similar terms when used in a historical context refer to Safe Bulkers, Inc. or any one or more of the entities that are being transferred or contributed to Safe Bulkers, Inc. in connection with this offering (each such entity, a “Subsidiary”) as well as additional entities, which were under common control with the Subsidiaries but which will not be transferred or contributed to Safe Bulkers, Inc. in connection with this offering (each such additional entity, an “Additional Company”), or to such entities collectively. When used in the present tense or prospectively, those terms refer, depending on the context, to Safe Bulkers, Inc., any one or more of its subsidiaries (including each Subsidiary), or to such entities collectively. We use the term “period time charter” to refer to the hire of a vessel for a period of more than three months. We use the term “spot charter” to refer to the hire of a vessel for a period of three months or less. For the definitions of other shipping terms used in this prospectus, including “newbuild,” “Panamax,” “Kamsarmax,” “Post-Panamax” and “Capesize,” see the “Glossary of Shipping Terms” beginning on page 169 of this prospectus.

Business Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. Our current fleet of 11 Japanese-built drybulk vessels, with an aggregate carrying capacity of 887,900 deadweight tons (“dwt”) and an average age of 2.6 years as of December 31, 2007, is one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our fleet is expected to almost double (on a dwt basis) by mid-2010 as the result of the delivery of eight drybulk newbuilds, comprised of two Kamsarmax, four Post-Panamax and two Capesize class vessels. Upon delivery of the last of our eight contracted newbuilds in May 2010, our fleet will be comprised of 19 vessels, having an aggregate carrying capacity of 1,759,900 dwt and an average age of 3.2 years.

We employ our vessels on both period time charters and spot charters with some of the world’s largest consumers of marine drybulk transportation services, including Bunge Limited (“Bunge”), Cargill International S.A. (“Cargill”) and Daiichi Chuo Kisen Kaisha (“Daiichi”) or their affiliates, which together accounted for 69.2% of our revenues for the year ended December 31, 2007. Bunge, Cargill and Daiichi accounted for 29.9%, 21.1% and 18.2%, respectively, of our revenues during that period. We believe our customers, some of which have been chartering our vessels or vessels of our affiliates for over 20 years, enter into period time and spot charters with us because of the quality of our young and modern vessels and our record of safe and efficient operations. We intend to deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions. We have recently entered into five-year period time charters, which are scheduled to commence in late 2008, 2009 and 2010, for six vessels in our current fleet and two of our newbuilds, and have entered into a 20-year period time charter commencing in 2011 for one of our newbuilds. By chartering these vessels in advance, we have been able to take advantage of the recent strong market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered. In addition, as of December 31, 2007, we had arranged one- to three-year period time charters commencing in 2008 for the three vessels in our fleet which were deployed on spot charters as of December 31, 2007. As a result, as of December 31, 2007, we had period time charter commitments for approximately 75.9%, 50.6% and 36.1% of our fleet’s anticipated available days in 2008, 2009 and 2010, respectively, and our contracted period time charter arrangements entered into as of December 31, 2007, for 2008 through 2010 are expected to provide revenues of $347.1 million.

During 2006 and 2007, our fleet utilization was 99.94% and 99.98%, respectively, and our daily time charter equivalent rates were $22,550 and $42,327, respectively, with revenues of $99.0 million and $172.1 million, respectively. In addition, during 2006 and 2007, our gain on sale of assets was $37.0 million and $112.4 million, respectively, and our net income was $97.2 million and $211.7 million, respectively.

We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, and Nicolaos Hadjioannou, our chief operating officer, first invested in shipping in 1958. Since that time, the Hajioannou family’s presence within the drybulk shipping industry has become well-established and continues to grow. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or our “Manager.” Nicolaos Hadjioannou joined Safety Management in 1999. Over the past 13 years, under the leadership of Polys Hajioannou and Nicolaos Hadjioannou, we have renewed our fleet by selling ten drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 29 drybulk newbuilds. As a result, we have maintained an average age for the vessels in our fleet of 3.2 years as of the end of each year from 1995 to 2007 and we continue to maintain a modern fleet of vessels with advanced designs that provide operational advantages. Also under their leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 dwt in 1995 to 887,900 dwt currently. In addition to benefiting from the experience and leadership of Polys Hajioannou and Nicolaos Hadjioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Manager’s key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years.

Our Fleet

Our fleet is currently comprised of 11 Japanese-built drybulk vessels with an aggregate carrying capacity of 887,900 dwt and an average age of 2.6 years as of December 31, 2007. Upon delivery of the last of our eight contracted newbuilds in May 2010, our fleet will be comprised of five Panamax, five Kamsarmax, seven Post-Panamax and two Capesize class vessels with an aggregate carrying capacity of 1,759,900 dwt, and an average age of 3.2 years. Our main focus is on Panamax, Kamsarmax and Post-Panamax class vessels because these types of vessels have the ability to access all major ports and the flexibility to handle a wide variety of drybulk cargoes.

As a result of our fleet’s low average age and our Manager’s technical and commercial management expertise, we have historically experienced lower maintenance and hull and machinery insurance costs and relatively fewer unscheduled off-hire days per vessel than the industry in general. All of our vessels, including our newbuilds, have been manufactured or are being manufactured to high specifications that provide our vessels with operational advantages. Our fleet, as well as our newbuilds, comprise several groups of “sister ships” which, we believe, provide us and our customers with scheduling flexibility and create economies of scale that enable us to realize cost efficiencies when maintaining, supplying and crewing our vessels.

The table below presents information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of December 31, 2007.

Vessel Name (Subsidiary Owner)	Dwt	Month and Year Built (1)	Country Built	Charterer	Charter Type	Charter Rate (2)			Commissions (3)	Time Charter Period (4)	Sister Ship (5)
Current Fleet						($/day)
Panamax class

Efrossini (Efragel Shipping Corporation (“Efragel”)) (6)	76,000	Feb. 2003	Japan	Cargill	Spot	$88,750			4.375%	Spot	A
						$69,600	/
						59,600	/			Feb. 2008–
				NYK	Time	49,600		(7)	4.50%	Feb. 2011

Maria (Marindou Shipping Corporation (“Marindou”)) (6)	76,000	Apr. 2003	Japan	NCS	Spot	$89,000			5.0%	Spot	A
						$67,000	/			Feb. 2008–
				Daiichi	Time	46,000		(8)	1.25%	Feb. 2011

Vassos (Avstes Shipping Corporation										Oct. 2007–
(“Avstes”)) (6)	76,000	Feb. 2004	Japan	Daiichi	Time	$43,000			3.75%	Nov. 2008	A
										Jan. 2009–
				Daiichi	Time	$29,000			1.25%	Jan. 2014

Katerina (Kerasies Shipping Corporation (“Kerasies”)) (6)	76,000	May 2004	Japan	Bunge	Spot	$80,000			3.75%	Spot	A
										Feb. 2008–
				Bunge	Time	$62,000			3.75%	Feb. 2009

Maritsa (Marathassa Shipping Corporation
(“Marathassa”)) (6)										June 2007–
(9)	76,000	Jan. 2005	Japan	Daiichi	Time	$44,500			3.75%	Jan. 2008	A
										Jan. 2008–
				Bunge	Time	$53,500			3.75%	Jan. 2009 (10)

Kamsarmax class

Pedhoulas Merchant (Pemer Shipping Ltd.										Nov. 2007–
(“Pemer”))	82,300	Mar. 2006	Japan	Daiichi	Time	$38,500			3.75%	Jan. 2009	B

Pedhoulas Trader (Petra Shipping Ltd.										July 2007–
(“Petra”)) (11)	82,300	May 2006	Japan	Daiichi	Time	$46,500			1.25%	Feb. 2008	B

Pedhoulas Leader (Pelea Shipping Ltd.										Dec. 2007–
(“Pelea”))	82,300	Mar. 2007	Japan	Daiichi	Time	$36,750			3.75%	Feb. 2010	B
Post-Panamax class

Stalo (Staloudi Shipping				Intermare						July 2007–
Corporation				Transport						Sept. 2009
(“Staloudi”)) (6) (12)	87,000	Jan. 2006	Japan	GmbH	Time	$48,500			5.0%		C
										Apr. 2010–
				Daiichi	Time	$34,160			1.25%	Mar. 2015

Vessel Name (Subsidiary Owner)	Dwt	Month and Year Built (1)	Country Built	Charterer	Charter Type	Charter Rate (2)	Commissions (3)	Time Charter Period (4)	Sister Ship (5)
Current Fleet						($/day)
Post-Panamax class

Marina
(Marinouki Shipping
Corporation								Mar. 2007–
(“Marinouki”)) (13) (12)	87,000	Jan. 2006	Japan	Bunge	Time	$25,000	3.75%	Jan. 2008	C

Sophia (Soffive Shipping Corporation								July 2007–
(“Soffive”)) (6) (12)	87,000	June 2007	Japan	Bunge	Time	$24,000	3.75%	Aug. 2008	C
								Nov. 2008–
				Daiichi	Time	$34,720	1.25%	Nov. 2013

Subtotal	887,900
Newbuilds
Kamsarmax class

Hull No. 2054 (Maxdeka Shipping Corporation			South
(“Maxdeka”))	81,000	Mar. 2010	Korea	—	—	—		—	D (14)

Hull No. 2055 (Maxenteka Shipping Corporation			South
(“Maxenteka”))	81,000	May 2010	Korea	—	—	—		—	D (14)

Post-Panamax class

Eleni (Eniaprohi Shipping Corporation
“Eniaprohi”)) (12),								Apr. 2010–
(15)	87,000	Nov. 2008	Japan	Daiichi	Time	$34,160	1.25%	Mar. 2015	C

Martine (Eniadefhi Shipping Corporation								Mar. 2009–
(“Eniadefhi”)) (12)	87,000	Mar. 2009	Japan	Daiichi	Time	$40,500	1.25%	Mar. 2014	C

Hull No. 1039 (Maxdodeka Shipping Corporation			South
(“Maxdodeka”))	92,000	July 2009	Korea	—	—	—		—	E (14)

Hull No. 1050 (Maxdekatria Shipping Corporation			South
(“Maxdekatria”))	92,000	Mar. 2010	Korea	—	—	—		—	E (14)

Capesize class

Hull No. 1074 (Eptaprohi Shipping Corporation (“Eptaprohi”))	176,000	Mar. 2010	China (16)	—	—	—		—	F

Vessel Name (Subsidiary Owner)	Dwt	Month and Year Built (1)	Country Built	Charterer	Charter Type	Charter Rate (2)	Commissions (3)	Time Charter Period (4)	Sister Ship (5)
Newbuilds
Capesize class

Hull No. 1075 (tbn Kanaris) (Maxpente Shipping Corporation (“Maxpente”)) (17)	176,000	Jan. 2010	China (16)	—	—	—		—	F

Subtotal	872,000
TOTAL	1,759,900

(1)	For newbuilds, the dates shown reflect the expected delivery dates. See footnote (15) below for additional information regarding the expected delivery date of the Eleni.

(2)	Quoted charter rates are gross charter rates.

(3)

Commissions reflect payments made to third party brokers or our charterers, and do not include the 1.0% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager as of January 1, 2008 and pursuant to our new management agreement that will be in place following this offering.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of December 31, 2007, scheduled start dates. Actual start dates may differ from the scheduled start dates depending on the terms of the charter and market conditions, and we generally have the option under our charter contracts to deliver the vessel within 30 to 60 days prior to or after the scheduled start date. Redelivery dates listed are the expected redelivery dates. Actual redelivery dates may differ from the expected redelivery dates depending on the terms of the charter and market conditions. Charterers under our charter contracts generally have a period of between 30 and 60 days during which they can redeliver the vessel.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter.

(6)

This vessel was under period time or spot charter as of December 31, 2007, and, as of that date, was scheduled to commence a future period time charter as indicated in footnote (4) above. Information for both the charter under which the vessel was deployed as of December 31, 2007 and the future period time charter has been provided for this vessel. To the extent there is an interim period between the end of the current charter and the future period time charter, we expect to employ such vessel in the spot market during such period.

(7)	The gross daily charter rates to be paid by Nippon Yusen Kaisha (“NYK”) for the Efrossini are $69,600, $59,600 and $49,600 during the first, second and third years, respectively.

(8)	The daily charter rates to be paid by Daiichi for the Maria are $67,000 during 2008 and $46,000 during 2009 and 2010.

(9)

On March 13, 2008, we entered a five-year period time charter with Shinwa Kaiun Kaisha Tokyo (“Shinwa”) pursuant to which Shinwa will charter the Maritsa or a sister ship commencing in the first quarter of 2010. Pursuant to the charter, Shinwa may choose from among three charter rate structures, and must select among them prior to the commencement of the charter. Under the first option, the gross daily charter rates under this charter are $32,000 during the first and second years, $28,000 during the third year and $24,000 during the fourth and fifth years; under the second option, the gross daily charter rates under this charter are $32,500 during the first, second and third years and $21,250 during the fourth and fifth years; and under the third option, the gross daily charter rate under this charter is $28,000 during all five years. In each case, gross daily charter rates under this charter are subject to a 1.25% commission.

(10)

The Maritsa time charter with Bunge was scheduled to commence in February 2008, but we agreed in January 2008 to early delivery of the vessel in exchange for a payment by Bunge in the amount of $75,000.

(11)

On January 24, 2008, we entered into a time charter with Bunge pursuant to which we agreed to charter the Pedhoulas Trader commencing February 9, 2008 and due to expire by July 24, 2008 at a gross daily charter rate of $54,000. On March 3, 2008, we agreed with Bunge to terminate the charter. We estimate that the compensation payable to the charterer for early redelivery of the vessel, which is expected to occur on May 30, 2008, will be approximately $800,000. In April 2008, we entered a five-year period time charter with Kawasaki Kisen Kaisha, Ltd., or K-Line, pursuant to which K-Line will charter the Pedhoulas Trader commencing July 2008. The gross daily charter rates under this charter are $69,000, $56,500, $42,000, $20,000 and $20,000 during the first, second, third, fourth and fifth years, respectively, subject to a 1.00% commission.

(12)	Double-hulled vessel.

(13)

On March 5, 2008, we entered a five-year period time charter with K-Line pursuant to which K-Line will charter the Marina or a sister ship commencing in the third or fourth quarter of 2008. The gross daily charter rates under this charter are $61,500, $51,500, $41,500, $31,500 and $21,500 during the first, second, third, fourth and fifth years, respectively, subject to a 2.5% commission.

(14)

These Kamsarmax and Post-Panamax class newbuilds are being built in different shipyards than our current Kamsarmax and Post-Panamax class vessels, but may be subject to similar operational treatment as the current vessels of the same class because they have substantially the same specifications as the current vessels. Under certain of our charter contracts, we are able to substitute these newbuilds for the current vessels nominated under the charter contract, although in certain cases, such substitution may result in a discount in the charter rate.

(15)

Delivery date for this newbuild reflects agreement with the shipyard to deliver the newbuild in the fourth quarter of 2008, which is earlier than the originally scheduled delivery date of January 31, 2009 in the applicable newbuild contract, for an additional fee of $5,265 (¥591,500) per day for each day between the actual delivery date and the January 31, 2009 originally scheduled delivery date. On April 17, 2008, we entered a period time charter with Daiichi pursuant to which Daiichi will charter the Eleni commencing in November 2008 through October 2009. The gross daily charter rate under this charter is $77,000 per day, subject to a 1.25% commission.

(16)	This vessel is being built at the Jiangsu Rongsheng Heavy Industries Group Co., Ltd. (“Rongsheng”) shipyard.

(17)

On February 7, 2008 we entered into a 20-year period time charter with Eastern Energy Pte. Ltd. pursuant to which Eastern Energy Pte. Ltd. will charter the vessel to be named Kanaris commencing in the third or fourth quarter of 2011. The gross daily charter rate under this charter is $25,928 subject to a 2.5% commission. The obligations of Eastern Energy Pte. Ltd. have been guaranteed by Tata Power Company Limited and Coastal Gujarat Power Limited, two companies which are part of the Tata Group of companies. During the expected interim period between the scheduled delivery of the Kanaris and the commencement of this period time charter, we expect to employ the Kanaris in the spot market or on a period time charter.

Management of our Fleet

Our chief executive officer, president, chief operating officer and chief financial officer, collectively referred to in this prospectus as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager, Safety Management. We believe our Manager has built a strong reputation in the drybulk shipping community by providing customized, high-quality operational services in an efficient manner. Under our management agreement to be entered into prior to this offering, our Manager and its affiliates provide us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on the second anniversary of this offering with automatic one-year renewals for an additional eight years at our option. Until the second anniversary of this offering, in return for providing technical, administrative, commercial and certain other services, our Manager receives a fee of $575 per vessel per day for vessels in our fleet. Our Manager also receives a fee of 1.0% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds other than the purchase of the two Post-Panamax class vessels being built by the IHI shipyard in Japan. For these two Post-Panamax class vessels, our Manager will receive a commission of 1.0% based on the contract prices of the vessels through separate agreements with Itochu Corporation. We also pay our Manager a flat supervision fee of $375,000 per newbuild. After the second anniversary of this offering, these fees and commissions will be adjusted each year by agreement between us and our Manager. Our arrangements with our Manager and its performance are reviewed by our board of directors. Our Manager has agreed not to provide management services to any other entities without the prior approval of our board of directors, other than under limited circumstances involving pre-existing business arrangements or opportunities that we decline to pursue, described under “Business—Management of Our Fleet,” to entities controlled by Polys Hajioannou or Nicolaos Hadjioannou, including SafeFixing Corp. (“SafeFixing”). Our Manager is ultimately owned by Machairiotissa Holdings Inc., which is a Marshall Islands corporation wholly owned by Polys Hajioannou.

Our Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

Young fleet of Panamax, Kamsarmax and Post-Panamax class vessels. With a carrying capacity of 887,900 dwt, we have one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our current fleet of 11 Japanese-built vessels had an average age of 2.6 years as of December 31, 2007, as compared to the average age of 11.5 years for the world fleet of Panamax, Kamsarmax and Post-Panamax class vessels. Upon delivery in May 2010 of the last of our eight contracted newbuilds, our combined fleet of 19 drybulk vessels will have an average age of 3.2 years. The vessels in our current fleet are designed to lift more cargo on the same draft, compared to the industry average, to have lower-than-average fuel consumption and to have larger-than-average generators, which offer greater operational efficiency and safety than smaller generators.

Significant contracted growth at attractive prices. We have contracts for eight drybulk newbuilds which, upon delivery, will add an aggregate 872,000 dwt in capacity to our fleet, almost doubling the carrying capacity of our current fleet. These newbuilds, with scheduled deliveries between the fourth quarter of 2008 and the second quarter of 2010, are comprised of two Japanese-built Post-Panamax class vessels, with contract prices of approximately $37.7 million (¥4.3 billion) per vessel (plus an estimated additional cost of $0.4 million for early delivery of one of these vessels), two South Korean-built Post- Panamax class vessels, with contract prices of $73.5 million per vessel, two Chinese-built Capesize class vessels, with contract prices of $80.0 million and $81.0 million, respectively, and two South Korean-built Kamsarmax class vessels, with contract prices of $48.1 million per vessel, subject to upward price adjustments not to exceed $3.9 million. The contract prices for our newbuilds, which are subject to certain adjustments such as reimbursement of certain third-party seller interest expenses and payments for early delivery at our request, are significantly below the current market prices for vessels with similar specifications and delivery dates.

Reputation for operating excellence. We believe our Manager has established a history of providing excellent service to leading drybulk charterers utilizing our young and well-maintained fleet. Our Manager’s high operating standards have resulted in a very limited number of unscheduled off-hire days for our vessels, as reflected by our vessels being utilized on an average of 99.74% of available days for the three years ended December 31, 2007. We also believe that our focus on operational excellence has enabled us to develop our relationships with high quality charterers such as Bunge, Cargill and Daiichi. This operational focus has resulted in lower hull and machinery insurance premiums, maintenance expenses and operating costs that create cost advantages to us.

Long-term relationships with key industry players. We, through our Manager, have established long-term relationships with some of the largest drybulk shippers in the industry by providing reliable service and consistently meeting customers’ expectations. Our policy is to charter our vessels primarily to the underlying charterers that use our vessels to transport drybulk commodities rather than charterers that sub-charter them to third parties. We believe our direct relationship with the actual shippers of drybulk commodities allows us to develop strong customer relationships, which results in significant repeat business and gives us insight into the underlying demand for those commodities. Our Manager has also developed strong relationships with shipyards, including the Tsuneishi and IHI shipyards in Japan from which we have ordered 20 newbuilds over the past 13 years.

Long history of investing in the drybulk shipping industry. Our Manager and its affiliates have been focused solely on the drybulk business since the founding of our Manager’s predecessor in 1965. Our management team and key management and operational personnel at our Manager consist of experienced executives, many of whom have more than 25 years of experience in the drybulk shipping industry. Our management team and Manager have demonstrated their ability to successfully manage our business throughout varying cycles in the drybulk industry, strategically balancing the period time and spot charter deployment of our fleet and employing an opportunistic approach to selling vessels and investing in newbuilds. In connection with this approach, since 1995, we have sold ten vessels and acquired 21 newbuilds, in addition to the eight newbuilds we currently have on order.

Our Business Strategy

Our primary objectives are to profitably grow our business, increase the distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

Pursue a balanced chartering strategy. We intend to employ our drybulk vessels on a mix of period time and spot charters and, according to our assessment of market conditions, adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with long-term period time charters or to profit from attractive spot rates during periods of strong charter market conditions. We have recently entered into five-year period time charters, which are scheduled to commence in late 2008, 2009 and 2010, for six vessels in our current fleet and two of our newbuilds, and have entered into a 20-year period time charter commencing in 2011 for one of our newbuilds. By chartering these vessels in advance, we have been able to take advantage of the recent strong charter market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered.

Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective investment in newbuild contracts for drybulk vessels in a manner that is accretive to cash flow per share. Although we intend to focus on Panamax, Kamsarmax and Post-Panamax class newbuilds, we will monitor market conditions regularly and may purchase drybulk vessels of other sizes or contract for secondhand drybulk vessels when those acquisitions present favorable investment opportunities. When acquiring vessels, we prefer to invest in groups of vessels, including vessels that will be sister ships to vessels we already own, in order to take advantage of the operational flexibility and economies of scale that sister ships afford us and our charterers.

Continue to operate a high-quality fleet. We intend to maintain a young fleet that meets the highest industry standards by strategically replacing existing vessels with newbuilds that have the technical specifications and advanced designs to allow us to continuously provide our customers with modern, high-quality vessels that meet their needs. During the past 13 years, we have sold ten vessels and acquired 21 newbuilds, which has allowed us to maintain a fleet with an average age of 3.2 years as of the end of each year from 1995 to 2007. As of December 31, 2007, the average age of the vessels in our current fleet was 2.6 years, and upon delivery of the last of our contracted newbuilds in May 2010, the average age of the vessels in our fleet will be 3.2 years. We preserve the quality of our vessels through a comprehensive maintenance and inspection program supervised by our experienced, affiliated Manager.

Capitalize on track record and relationships. We intend to capitalize on our Manager’s track record of strong operating performance, as demonstrated by its long-term relationships with reputable high- quality charterers. We believe our safety as an operator and our long-term client relationships have helped us build relationships with financial institutions and shipyards, respectively, which provide us with attractive growth opportunities. We intend to continue to utilize these relationships to profitably charter Panamax class or larger drybulk vessels to charterers who are end-users of our services.

Selected Risk Factors

Our ability to successfully implement our business strategy is dependent on our ability to manage a number of risks relating to our industry and our business. These risks include:

The international drybulk shipping industry is cyclical and volatile. The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and industry profitability. A decline in demand for commodities transported in drybulk vessels or a further increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition as well as the value of our fleet.

An economic slowdown in the Asian region could materially impact our business. We expect that a significant number of the port calls made by our vessels will be in the Asian region, and a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, may have an adverse effect on our results of operations, as well as our future prospects.

We depend upon a limited number of customers. We expect to derive a significant part of our revenue from a limited number of customers. If one or more of these customers terminates its charters, chooses not to recharter our vessels or is unable to perform under its charters with us and we are not able to find replacement charters, we will suffer a loss of revenues.

We depend on our Manager. Our Manager and its affiliates will provide us with our executive officers and will provide us with technical, administrative and commercial services. Our operational success will depend significantly upon our Manager’s satisfactory performance of these services.

We require additional secured indebtedness to fund commitments relating to our eight contracted newbuilds. Unless we obtain additional secured indebtedness before the end of 2009, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuilds, and may not be able to pay the dividends we intend to pay following this offering, which would materially adversely affect our results of operations and financial condition. We intend to raise $200.0 million of additional secured indebtedness, which would be used principally to fund these commitments.

For further discussion of the risks that we face, see “Risk Factors” beginning on page 17 of this prospectus.

Dividend Policy

We intend to pay our stockholders quarterly dividends of $0.475 per share, or $1.90 per share per year, in February, May, August and November of each year. We expect to pay an initial dividend following closing of this offering in August 2008 calculated based on the pro rata amount of the quarterly dividend for the period from the closing of this offering until the end of the second quarter of 2008.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of Marshall Islands law as well as the other limitations set forth in the sections of this prospectus entitled “Dividend Policy” and “Risk Factors.”

Drybulk Industry Trends

The marine transportation industry is fundamental to international trade, as it is the only practical and cost effective means of transporting large volumes of basic commodities and finished products over long distances. Drybulk cargoes consist primarily of the major bulk commodities (iron ore, coal and grain) and minor bulk commodities, which are not a major component of demand for Panamax class and larger vessels and include a wide variety of commodities such as steel products, forest products, agricultural products, minerals, sugar and cement.

In 2007, approximately 3.0 billion tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade. From 2001 to 2007, trade, by tonnage, in all drybulk commodities experienced a compound annual growth rate of 5.6% and ton-mile demand in the drybulk sector experienced a compound annual growth rate of 7.0%. The primary factors that have affected the demand for marine transportation of drybulk cargo and the supply of drybulk vessels:

Demand

•

Increasing global industrial production and consumption and international trade, economic growth and urbanization in China, Russia, Brazil, India and other parts of the Far East, which have increased the demand for drybulk vessels; and

•	Increased voyage lengths from producers to consumers of drybulk commodities, which have generated additional ton-mile demand.

Supply

•

Limited shipyard capacity and long lead times for ordered newbuild vessels, due to a large order book for tankers, containerships and drybulk vessels, which have limited the number of newbuilds entering the market in the near term; and

•

Transportation bottlenecks causing vessel delays in cargo discharging and loading at main exporting terminals worldwide, which have effectively reduced the number of drybulk vessels available for hire.

We can provide no assurance, however, that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see “Risk Factors” beginning on page 17 of this prospectus. Please read “The International Drybulk Shipping Industry” for more information on the drybulk shipping industry.

Corporate Information

Safe Bulkers, Inc. was incorporated on December 11, 2007, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring ownership of 19 Subsidiaries, each incorporated under the laws of the Republic of Liberia, that either currently own vessels or are scheduled to own vessels. Each of these Subsidiaries, since inception, has been under the common control of Polys Hajioannou and Nicolaos Hadjioannou. Following the date of the final prospectus, and prior to the closing of this offering, each of our Subsidiaries will be transferred or contributed to Safe Bulkers, Inc. by Vorini Holdings Inc., a Marshall Islands corporation that will be majority owned by Polys Hajioannou and Nicolaos Hadjioannou, with Maria Hajioannou and Eleni Hajioannou having minority shareholdings (“Vorini Holdings”). See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information on our Reorganization (as defined in such section), which will occur following the date of the final prospectus, and prior to the closing of this offering. Following the closing of this offering, we will conduct our business operations through our Subsidiaries. Each of our vessels is owned by one of our Subsidiaries.

We maintain our principal executive offices at 32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-895-7070. After the completion of this offering, we will maintain a website at www.safebulkers.com. The information contained in or connected to our website is not a part of this prospectus.

The Offering

Shares of common stock offered	10,000,000 shares.
1,500,000 shares, if the underwriters exercise their overallotment option in full.
Shares of common stock to be outstanding immediately following the offering	54,500,000 shares.
Use of proceeds	The selling stockholder will receive all of the net proceeds from the sale of shares of our common stock in this offering.
Dividends

We intend to pay quarterly dividends of $0.475 per share, or $1.90 per share per year. We expect to pay our initial dividend in August 2008, calculated based on the pro rata amount of the quarterly dividend for the period from the closing of this offering until the end of the second quarter of 2008. Declaration and payment of any dividend is subject to the discretion of our board of directors. See “Dividend Policy.”

NYSE listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SB.”
Risk factors

Investment in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a share of preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

Summary Combined Financial and Other Data

The following table presents summary:

•	historical predecessor combined financial and operating data; and

•	pro forma combined financial and operating data.

The summary historical predecessor combined financial data set forth below as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited predecessor combined financial statements, which are included in this prospectus. The summary historical predecessor combined financial data set forth below as of December 31, 2005 have been derived from our audited predecessor combined financial statements, which are not included in this prospectus.

The unaudited pro forma combined financial and operating data are derived from our unaudited pro forma combined condensed financial statements, which are included in this prospectus, and give effect to the following transactions, which occurred (or will occur, in the case of the additional dividend) between January 2008 and the date of this offering, as if those transactions had occurred on December 31, 2007, in the case of the pro forma balance sheet, and January 1, 2007, in the case of the pro forma statement of operations:

•

Borrowings of $120.0 million by our Subsidiaries Efragel, Marindou and Avstes under three new credit facilities, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou in the first quarter of 2008, resulting in net additional indebtedness of $81.5 million. Of the net additional indebtedness of $81.5 million, (i) $16.0 million was retained by the Subsidiaries, and (ii) $65.5 million was advanced to our Manager.

•	Additional interest expense with respect to the net additional indebtedness of $81.5 million described above.

•	Repayment of $10.1 million of Advances from Owners from amounts Due from Manager.

•	Declaration and payment of a dividend in the amount of $147.8 million to our current owners, funded from amounts Due from Manager.

•

Estimated additional dividend of $31.0 million will be declared and payable to our current owners by our Manager on our behalf prior to the closing of the initial public offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

•

Settlement of the remaining Due from Manager balance in the amount of $4.0 million through the transfer of $4.0 million in Restricted cash in collateral accounts held by our Manager to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer, as security for their respective loan facilities.

•

Removal of all activities from the historical predecessor financial statements of the Additional Companies, which will not be owned by us following the completion of this offering, and the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer, a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente. We did not generate any operating revenues or operating expenses with respect to the Pedhoulas Farmer, and Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us. The Additional Companies have been included in our predecessor combined financial statements, along with the Subsidiaries, because together, the Additional Companies and the Subsidiaries constituted all the vessel owning activities of Polys Hajioannou and Nicolaos Hadjioannou during the relevant period.

•	Increase of $2.6 million in general and administrative expenses due to the implementation of the amended management agreements, as of January 1, 2008.

•	Pro forma earnings per share gives retroactive effect to our Reorganization, which involves the issuance (following the date of the final prospectus and prior to the closing of this offering) of

54.5 million shares of our common stock to the selling stockholder, and resulting capital structure following the closing of this offering. This offering will not involve the issuance of additional shares of our common stock, as all shares of common stock sold in this offering will be sold by the selling stockholder.

The pro forma adjustments do not reflect an estimate of general and administrative expenses to increase as a result of becoming a public company, as such costs are not considered to be factually supportable. However, we currently expect an annual increase of approximately $2.2 million as a result of becoming a public company upon completion of this offering.

The unaudited pro forma predecessor combined condensed financial and operating data is provided for illustrative purposes only and does not represent what our financial position or results of operation would actually have been if the transactions and other events reflected in such statements had occurred during the relevant periods, and is not representative of our results of operations or financial position for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma predecessor combined financial and operating data.

Share data in the table below gives effect to the issuance of 54.5 million shares of our common stock as a result of our Reorganization, which will occur following the date of the final prospectus and prior to the closing of this offering.

This information should be read together with, and is qualified in its entirety by, our predecessor combined financial statements and the notes thereto and our unaudited proforma combined condensed financial statements and notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars except share data and fleet data)
STATEMENT OF INCOME
Revenues	$82,877	$99,040	$172,057	$167,150
Commissions	(3,211)	(3,731)	(6,209)	(6,027)

Net revenues	79,666	95,309	165,848	161,123

Voyage expenses	(228)	(420)	(179)	(166)
Vessel operating expenses	(10,366)	(13,068)	(12,429)	(12,327)
Depreciation	(7,610)	(9,553)	(9,583)	(9,583)
General and administrative expenses— Management fee to related party	(803)	(1,006)	(1,177)	(3,759)
Early redelivery cost	—	(150)	(21,438)	(21,438)
Gain on sale of assets	26,785	37,015	112,360	—

Operating income	87,444	108,127	233,402	113,850

Interest expense	(3,668)	(6,140)	(8,225)	(12,298)
Other finance costs	(124)	(116)	(161)	(167)
Interest income	692	775	1,290	1,195
(Loss) on derivatives	(3,171)	(1,963)	(704)	(704)
Foreign currency gain/(loss)	13,477	(3,279)	(13,759)	(13,966)
Amortization and write-off of deferred finance charges	(63)	(180)	(166)	(117)

Net income	$94,587	$97,224	$211,677	$87,793

Pro forma earnings per share, basic and diluted (unaudited) (1)	$1.74	$1.78	$3.88	$1.61
Pro forma weighted average number of shares, basic and diluted (unaudited)	54,500,000	54,500,000	54,500,000	54,500,000

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars except share data and fleet data)
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(22,349)	$(12,806)	$278,506
Net cash (used in)/provided by investing activities	(6,065)	(33,835)	88,416
Net cash provided by/(used in) financing activities	28,414	46,641	(366,922)
Net increase/(decrease) in cash and cash equivalents	—	—	—
OTHER DATA
EBITDA (2)	$105,236	$112,322	$228,361	$108,596
Adjusted EBITDA (3)	78,451	75,307	116,001	108,596

	As of December 31,			Pro Forma
				As of December 31, 2007
	2005	2006	2007
BALANCE SHEET DATA
Total current assets	$159,538	$282,021	$98,883	$18,513
Total fixed assets	232,655	253,448	308,340	308,340
Other non-current assets	405	314	434	4,434
Total assets	392,598	535,783	407,657	331,287
Total current liabilities	111,271	172,275	41,507	62,421
Derivative liabilities	—	—	242	242
Long-term debt, net of current portion	149,500	134,457	306,267	387,753
Time charter discount	—	—	2,766	2,766
Total owners’ equity/(deficit)	131,827	229,051	56,875	(121,895)
Total liabilities and owners’ equity/(deficit)	392,598	535,783	407,657	331,287

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
FLEET DATA (4)
Average number of vessels	9.2	11.5	10.7	10.3
Ownership days	3,370	4,208	3,914	3,778
Available days	3,350	4,208	3,914	3,778
Operating days	3,343	4,205	3,913	3,777
Fleet utilization	99.21%	99.94%	99.98%	99.99%
Time charter equivalent rates	$23,713	$22,550	$42,327	$42,604
Daily vessel operating expenses	$3,076	$3,106	$3,176	$3,263

(1)

With respect to the periods presented based on our historical predecessor combined statements of operations, pro forma earnings per share gives retroactive effect to our Reorganization and resulting capital structure following the completion of this offering.

With respect to the periods presented based on our unaudited pro forma combined statements of operations, pro forma earnings per share reflects earnings per share after giving retroactive effect to our Reorganization and the other pro forma events as set forth in our unaudited pro forma combined condensed financial statements and resulting capital structure following the completion of this offering. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information on our Reorganization (as defined in such section) prior to this offering.

This offering will not involve the issuance of additional shares of our common stock as all shares of common stock sold in this offering will be sold by the selling stockholder.

(2)

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with U.S. GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars)
Reconciliation of Net Income to EBITDA:
Net income	$94,587	$97,224	$211,677	$87,793
Depreciation	7,610	9,553	9,583	9,583
Interest expense	3,668	6,140	8,225	12,298
Interest income	(692)	(775)	(1,290)	(1,195)
Amortization and write-off of deferred finance charges	63	180	166	117

EBITDA	$105,236	$112,322	$228,361	$108,596

(3)

Adjusted EBITDA represents our EBITDA after giving effect to the removal of the gain on sale of assets for the relevant periods. Adjusted EBITDA is not a recognized measurement under GAAP. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gains we have received through the sale of assets during the relevant periods. We believe that this removal of the gain on sale of assets allows us to better illustrate the operating results of our vessels for the periods indicated.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with U.S. GAAP or as a measure of profitability. While Adjusted EBITDA may also be used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA for the periods presented:

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars)
Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$105,236	$112,322	$228,361	$108,596
Gain on sale of assets	(26,785)	(37,015)	(112,360)	—

Adjusted EBITDA	$78,451	$75,307	$116,001	$108,596

(4)	For a description of the items listed under this heading, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.”

Recent Developments

Our first quarter ended on March 31, 2008. Set forth below is a discussion of our financial information for the three months ended March 31, 2008, compared to the three months ended March 31, 2007.

Net revenues for the three months ended March 31, 2008 were $49.3 million, compared to net revenues of $30.3 million for the three months ended March 31, 2007. Net income for the three months ended March 31, 2008 was $24.7 million, compared to $120.0 million for the three months ended March 31, 2007. The increase in net revenues for the three months ended March 31, 2008, compared with the three months ended March 31, 2007, is primarily attributable to higher charter rates.

The decrease in net income for the three months ended March 31, 2008, compared with the three months ended March 31, 2007, is primarily attributable to the sale of four of our vessels in the three months ended March 31, 2007, the Pedhoulas Farmer, the Pedhoulas Fighter, the Old Kanaris and the Old Eleni, which resulted in a one-time aggregate gain on sale of assets in the amount of $112.4 million in that quarter. We also incurred exchange rate losses of $10.2 million for the three months ended March 31, 2008, compared to $1.2 million for the three months ended March 31, 2007. The exchange rate losses for the three months ended March 31, 2008 largely resulted from the conversion of our loan and credit facilities in currencies other than the U.S. dollar into U.S. dollar amounts. Such conversion resulted in a further reduction of the percentage of outstanding principal amount denominated in foreign currencies from 47.3% on December 31, 2007 to approximately 3.5% as of March 31, 2008, reducing our exposure to currency fluctuations. We also incurred losses on derivatives of $2.6 million for the three months ended March 31, 2008, compared to a gain of approximately $0.04 million for the three months ended March 31, 2007. This change was primarily attributable to the fair value losses of six interest rate swap derivatives offset by a foreign exchange derivative gain on settlement during the threee months ended March 31, 2008. During the three months ended March 31, 2007, there were no interest rate swap derivatives, and the gain arose from foreign exchange derivatives.

Net income for the three months ended March 31, 2008 has also decreased as a result of an increase in general and administrative expenses, from $0.3 million for the three months ended March 31, 2007 to $1.1 million for the three months ended March 31, 2008, primarily due to the implementation of the amended management agreements as of January 1, 2008.

The results of operations and related financial information for the three months ended March 31, 2008 and the three months ended March 31, 2007 are unaudited, and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments are of a normal recurring nature.

CONDENSED COMBINED STATEMENTS OF INCOME
For the Three Months Ended March 31,
(Unaudited)

	2007	2008
	(in thousands of U.S. dollars)
Net revenues	$30,287	$49,327
Operating income	122,750	41,240
Net Interest and finance cost	(1,549)	(3,766)
Gain/(loss) on derivatives	41	(2,592)
Foreign currency (loss)	(1,250)	(10,159)
Net income	$119,992	$24,723

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common stock. Any of the risk factors described below could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. You may lose all or part of your investment.

Risks Inherent in Our Industry

The international drybulk shipping industry is cyclical and volatile, and charter rates have in the recent past been at historically high levels; these factors may lead to reductions and volatility in our charter rates, vessel values and results of operations.

The drybulk shipping industry is cyclical with attendant volatility in charter rates, vessel values and industry profitability. During the period from January 2005 to December 2007, the Panamax time charter average daily rates for one-year period time charters experienced a low of $25,000 and a high of $81,000. At various times since January 2004, charter rates have reached historic highs and in the recent past have been at historically high levels. Charter rates may not be as high as they have been during this recent period or as they are currently in the future. Please see the section of this prospectus entitled “The International Drybulk Shipping Industry—Charter Rates” for information concerning charter rates.

The factors affecting the supply and demand for vessels are outside of our control and are unpredictable, and, as a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic conditions;

•	environmental and other regulatory developments;

•	the distance drybulk cargoes are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

Factors that influence the supply of vessel capacity include:

•	the number of newbuild deliveries and the ability of shipyards to deliver newbuilds by contracted delivery dates;

•	the scrapping rate of older vessels;

•	port and canal congestion;

•	the number of vessels that are out of service, including due to vessel casualties; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates will be dependent upon, among other things, continued demand for imported commodities, economic growth in emerging markets, including China and the rest of the Asia Pacific region, India, Brazil and Russia and the rest of the world, including the United States, which has recently experienced slowing growth, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce our revenue significantly. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition.

An oversupply of drybulk vessel capacity may lead to reductions in charter rates and profitability.

The market supply of drybulk vessels has been increasing, and the number of drybulk vessels on order is near historic highs. As of January 31, 2008, newbuild orders had been placed for an aggregate of approximately 56.4% (by dwt) of the existing global drybulk fleet, with deliveries expected during the next 60 months, which is high relative to historical levels. Furthermore, as of January 31, 2008, for Panamax, Kamsarmax and Post-Panamax class vessels in which we currently operate, the vessels on order represented approximately 49.2% (by dwt) of the current fleet capacity, and for Capesize class vessels, the vessels on order represented approximately 77.1% (by dwt) of the current fleet capacity, which also is high historically. This large order book will result in high levels of deliveries over the next few years, which will significantly increase the size of the global fleet of drybulk vessels. This may have a negative impact on charter rates and vessel values depending on the ultimate rate of growth of the fleet, which is also dependent on the number of drybulk vessels taken off-line, including due to scrapping. In recent years, given the high charter rates in the market, there has been minimal scrapping activity in the drybulk sector, with an average of 0.8% (by dwt) of the global drybulk fleet scrapped from 2001 to 2007, and the average age at which vessels are scrapped has increased. Please read “The International Drybulk Shipping Industry—Supply of Drybulk Vessels” for information on the supply of drybulk vessels. Although our contracted newbuilds are generally scheduled to be delivered sooner than the average newbuild currently on order for the global fleet and we have entered into five-year period time charters for two of our newbuilds and a 20-year period time charter for one of our newbuilds, we will be exposed to changes in charter rates with respect to our remaining five newbuilds depending on the ultimate growth of the global drybulk fleet. If we cannot enter into period time charters, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are, therefore, less predictable. In addition, a material increase in the net supply of drybulk vessel capacity without corresponding growth in drybulk vessel demand could have a material adverse effect on our fleet utilization and our charter rates generally and could, accordingly, materially adversely affect our business, financial condition and results of operations.

An economic slowdown in the Asian region could have a material adverse effect on our business, financial position and results of operations.

We expect that a significant number of the port calls made by our vessels will involve the loading or discharging of raw materials in ports in the Asian region, particularly China and Japan. As a result, a negative change in economic conditions in any Asian country, particularly China, Japan and, to some extent, India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects, by reducing demand and, as a result, charter rates. In recent years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind the recent increase in marine drybulk trade and the demand for drybulk vessels. We cannot assure you that such recent increase will be sustained or that the Chinese and Indian economies will not experience a decline in the future. Moreover, any additional slowdown in the United States economy or slowdown in the economies of the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Our business, financial position, results of operations, ability to pay dividends, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of which have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flow and net income.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. As a result of highly publicized accidents in recent years, government regulation of vessels, particularly in the area of environmental requirements, can be expected to become more stringent in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions that do not already regulate management of ballast waters are considering regulating the management of ballast waters to prevent the introduction of non-indigenous species that are considered invasive. Such regulations could, if implemented, require us to make changes to the ballast water management plans we currently have in place. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. We are also required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

These requirements can also affect the resale prices or useful lives of our vessels, require reductions in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of or more costly insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels. Events of this nature would have a material adverse effect on our financial condition, results of operations and ability to pay dividends to our stockholders.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or “ISM Code.” The ISM Code requires vessel owners and ship managers to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a vessel owner or vessel manager to comply with the ISM Code may subject it to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our current fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely. If we fail to maintain ISM Code certification for our vessels, we may also breach covenants in certain of our credit facilities that require that our vessels be ISM Code-certified. If we breach such covenants due to failure to maintain ISM Code certification and are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities.

For additional information on these and other environmental requirements, you should carefully review the information contained in the section entitled “Business—Environmental and Other Regulations.”

Increased inspection procedures, tighter import and export controls and survey requirements could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of the contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the International Convention for the Safety of Life at Sea. A vessel must undergo annual surveys, intermediate surveys and special surveys as part of a continuous five-year survey cycle. Annual surveys are performed every year. Intermediate surveys are extended annual surveys which typically are conducted approximately two and one-half years after commissioning and upon each class renewal. Most vessels are drydocked during the intermediate survey for inspection of underwater parts, however, an in-water intermediate survey may be undertaken in lieu of drydocking, upon the tenth anniversary of vessel delivery, subject to certain conditions. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable and we would be in violation of certain covenants in our credit facilities. This would negatively impact our revenues.

Risks associated with operating oceangoing vessels could negatively affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of oceangoing vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or otherwise not fully cover such losses, and any of these circumstances or events could increase our costs or lower our revenues, which could result in a reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances. There are also liabilities arising from owning and operating vessels in international trade. Our current insurance includes (a) hull and machinery insurance covering damage to our vessels’ hull and machinery from, among other things, contact with free and floating objects, (b) war risks insurance covering losses associated with the outbreak or escalation of hostilities, (c) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities, such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and (d) increased value insurance.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

In addition, we do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

The operation of drybulk vessels has certain unique operational risks.

With a drybulk vessel, the cargo itself and its interaction with the vessel may create operational risks. By their nature, drybulk cargoes are often heavy, dense and easily shifted, and they may react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach while at sea. Breaches of a drybulk vessel’s hull may lead to the flooding of the vessel’s holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could cause us to default on a charter, breach covenants in certain of our credit facilities, interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the use of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms have been undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based on the outcome of such experiments. The Chinese government may cease pursuing a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, results of operations and financial condition.

World events could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, other terrorist attacks since that time and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. In addition, political tensions or conflicts in the Asia Pacific Region, particularly involving China, may reduce the demand for our services. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us and other similar attacks since that time, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States, Europe, Asia, the Middle East or the entire world. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations, revenue, costs and ability to pay dividends.

Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, negatively impact our business, financial condition, results of operations and ability to pay dividends.

Rising fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase the fuel (bunkers) on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Seasonal fluctuations in industry demand could adversely affect our results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we pay to our stockholders from quarter to quarter. The market for marine drybulk transportation services is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could materially affect our business, financial condition, results of operations and ability to pay dividends.

Risks Related to Our Company

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our results of operations.

The market value of drybulk vessels has generally experienced high volatility, and market prices for secondhand and newbuild drybulk vessels are at historically high levels. You should expect the market value of our vessels to fluctuate depending on a number of factors, including:

•	general economic and market conditions affecting the shipping industry;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	configurations, sizes and ages of vessels;

•	cost of newbuilds;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels or newbuilds declines, we may breach some of the covenants contained in our credit facilities, including covenants in our new and existing credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. If the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could adversely affect our results of operations. In addition, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss that could adversely affect our results of operations.

Please see the section of this prospectus entitled “The International Drybulk Shipping Industry—Vessel Prices” for information concerning historical prices of drybulk vessels.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under any future credit facility.

In the event of a decline in the market value of our fleet, we may not be able to obtain future financing or incur debt on terms that are acceptable to us or at all.

Please see the section of this prospectus entitled “The International Drybulk Shipping Industry—Vessel Prices” for information concerning historical prices of drybulk vessels.

When our current charters end, we may not be able to replace them promptly or with profitable chartering arrangements, which would affect our results of operations and ability to pay dividends.

Of our 11 drybulk vessels currently in service, as of December 31, 2007, three vessels were deployed in the spot market and eight vessels were deployed on period time charters of two years or less. In general, we intend to deploy a portion of our fleet in the spot market.

As described above, charter rates fluctuate significantly based upon available charters and the supply of, and demand for, marine shipping capacity. Our current spot charters and many of our period time charters expire over the next several months, and we are scheduled to receive eight newbuilds over the next few years. As a result, although we have entered into five-year period time charters for six vessels in our current fleet, commencing in late 2008, 2009 and 2010, and two of our newbuilds, commencing in the first quarter of 2009 and the second quarter of 2010, and have entered into a 20-year period time charter for one of our newbuilds commencing in 2011, we will be exposed to changes in charter rates for drybulk vessels and may be entering into charters during downturns in the highly volatile market for marine drybulk transportation services.

We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay you dividends. We also cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the current charters for the vessels in our fleet expire. If we cannot recharter these vessels on new period time charters following the expiration of previous charters, or employ them in the spot market profitably, our results of operations and operating cash flow will suffer. Current drybulk vessel charter rates are high, however, as described above, the market is volatile, and when we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected as we do not expect to be able to substantially lower our operating costs during periods of industry weakness. In the past, short-term period time charter rates and spot market charter rates for drybulk vessels have declined below the operating costs of vessels. In addition, a decline in charter rates will also cause the value of our vessels to decline.

In addition, when our current charters expire, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels in these circumstances would increase our vessel operating costs.

A decline in spot market charter rates would affect our results of operations and ability to pay dividends.

During the years ended December 31, 2005, 2006 and 2007, our revenue from spot charters accounted for 38.56%, 52.17% and 51.1%, respectively, of our total revenues. The drybulk charter market is highly competitive and spot charter rates fluctuate significantly. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters. We are therefore exposed to the risk of fluctuating drybulk charter rates, which may have a materially adverse impact on our financial performance. As a result of the volatility in the drybulk carrier charter market, we may not be able to employ our vessels upon the termination of their existing charters at their current charter rates. We cannot assure you that future charter rates will enable us to operate our vessels profitably or to pay you dividends.

Charterers may default on period time charters that provide for above-market rates, which could reduce our revenues.

If we enter into period time charters with charterers when charter rates are high and charter rates subsequently fall significantly, charterers may default under those charters. We intend to enter into period time charters only with reputable charterers, but we cannot assure you that our charterers will not default on the charters. If a charterer defaults on a charter with an above-market charter rate, we will seek the remedies available to us, which may include arbitration or litigation to enforce the contract. After a charterer defaults on a period time charter, we may have to enter into a charter at a lower charter rate, which would reduce our revenues. If we cannot enter into a new period time charter, we may have to secure a charter in the spot market, where charter rates are volatile and revenues are less predictable. It is also possible that we would be unable to secure a charter at all, which would also reduce our revenues.

We cannot assure you that our board of directors will declare dividends.

Our policy is to pay our stockholders quarterly dividends of $0.475 per share, or $1.90 per share per year, in February, May, August and November of each year. We expect to pay an initial dividend following completion of this offering in August 2008, calculated based on the pro rata amount of the quarterly dividend for the period from the closing of this offering until the end of the second quarter of 2008. The declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things: (a) our earnings, financial condition and cash requirements and availability, (b) our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, (c) provisions of Marshall Islands law governing the payment of dividends and (d) restrictive covenants in our existing and future debt instruments.

The international drybulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. The amount of cash we generate from operations may fluctuate based upon, among other things:

•	the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

•	the level of our operating costs;

•	the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our ships;

•	vessel acquisitions and related financings;

•	restrictions in our credit facilities and in any future debt program;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for dividends will also depend on many additional factors, including:

•	our expenses, liabilities and cash reserves;

•	changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

•	our growth strategy and associated uses of our cash and our financing requirements;

•	modification or revocation of our dividend policy by our board of directors;

•	the amount of cash reserves established by our board of directors; and

•	restrictions under Marshall Islands law.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, if any, including as a result of the risks described in this section of this prospectus. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of our operating cash flow and debt or equity financing. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with a greater percentage of cash from operations to the extent available, which would reduce or even eliminate the amount of cash available for the payment of dividends. We may also enter into other agreements that will restrict our ability to pay dividends.

Under the terms of certain of our existing credit facilities, our Subsidiaries are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. We expect that any future debt agreements will have similar restrictions on the payment of dividends.

Marshall Islands laws and the laws of the Republic of Liberia, where each of our Subsidiaries is incorporated, generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our Subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We can give no assurance that dividends will be paid in the future.

We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We expect to derive a significant part of our revenues from a limited number of customers. During 2006, approximately 75.2% of our charter revenues were derived from two charterers, Bunge and Cargill, and during 2007, approximately 69.2% of our revenues were derived from three charterers, Bunge, Cargill and Daiichi. In addition, as of December 31, 2007, eight of our current vessels and two of our newbuilds were deployed, or scheduled to be deployed in the future, on period time charters with Daiichi. If one or more of these customers terminates its charters, chooses not to recharter our vessels or is unable to perform under its charters with us and we are not able to find replacement charters, we will suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our stockholders.

We could lose a customer or the benefits of a time charter for many different reasons, including if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire or we default under the charter; or

•

in certain cases, a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

If we lose a key customer, we may be unable to obtain period time charters on comparable terms with charterers of comparable standing or may have increased exposure to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations, financial condition and our ability to pay dividends.

We may have difficulty properly managing our planned growth through acquisitions of additional vessels.

We expect to take delivery of one newbuild in the fourth quarter of 2008, one newbuild in the first quarter of 2009, one newbuild in the third quarter of 2009 and five newbuilds in the first half of 2010. We intend to grow our business through selective acquisitions of additional vessels, in addition to our contracted newbuilds. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable newbuild and other vessels;

•	identify and consummate vessel acquisitions or joint ventures relating to vessel acquisitions;

•	enlarge our customer base;

•	manage our expansion;

•	operate and supervise any newbuilds we may order; and

•	obtain required debt or equity financing on acceptable terms.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuild contracts at favorable prices. Other risks include the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

As we expand our business, we will need to improve or expand our operations and financial systems, staff and crew; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and our Manager’s attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will have to rely on our Manager to recruit additional seafarers and shoreside administrative and management personnel. We cannot assure you that our Manager will be able to continue to hire suitable employees or a sufficient number of employees as we expand our fleet. If our Manager’s unaffiliated crewing agents encounter business or financial difficulties, we may not be able to adequately staff our vessels. We may also have to increase our customer base to provide continued employment for most of our new vessels. If we are unable to operate our financial system, our Manager is unable to operate our operations systems effectively or to recruit suitable employees in sufficient numbers or we are unable to increase our customer base as we expand our fleet, our performance may be adversely affected.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of December 31, 2007, the vessels in our current fleet had an average age of 2.6 years, and following delivery of all of our contracted newbuilds in May 2010, the vessels in our fleet will have an average age of 3.2 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. While we have not set aside cash reserves to date, pursuant to our dividend policy, we expect to pay a quarterly dividend of $0.475 per share, or $1.90 per share per year, however, in periods where we make acquisitions, including acquisitions to replace vessels, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends. See the section entitled “Dividend Policy.”

If our drybulk newbuilds are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We have entered into agreements to purchase four Post-Panamax, two Kamsarmax and two Capesize class drybulk newbuilds. Of these additional vessels, one Post-Panamax class vessel is scheduled for delivery in the fourth quarter of 2008, one Post-Panamax class vessels is scheduled for delivery in the first quarter of 2009, one Post-Panamax class vessel is scheduled for delivery in the third quarter of 2009, one Kamsarmax, one Post-Panamax and two Capesize class vessels are scheduled for delivery in the first quarter of 2010 and one Kamsarmax class vessel is scheduled for delivery in the second quarter of 2010. A delay in the delivery of any of these vessels to us or the failure of the shipyard to deliver a vessel at all could cause us to breach our obligations under a related charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we can pay in the future. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

The delivery of a newbuild could be delayed because of:

•	work stoppages or other labor disturbances or other event that disrupts the operations of the shipyard;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	hostilities, political or economic disturbances in the country where the vessels are being built;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers;

•	our inability to obtain requisite permits or approvals; or

•	disputes with the shipyard.

In addition, the shipbuilding contracts for the newbuilds generally contain a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract. If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.

If we are unable to enter into our new credit facilities and obtain additional secured indebtedness, we may default on our commitments relating to our eight contracted newbuilds, and we may not be able to pay the dividends we intend to pay following this offering, which would materially adversely affect our results of operations and financial condition.

We are scheduled to take delivery of our eight newbuilds in late 2008, 2009 and 2010. The remaining balance of the contract prices are $368.2 million and ¥7.5 billion as of December 31, 2007, including certain additional amounts for adjustments (together, the equivalent of $434.7 million, based on a ¥112.35/$1.00 exchange rate in effect on December 31, 2007), as provided under our newbuild contracts, including certain third party seller interest expenses and adjustments for early delivery. We intend to fund these commitments with available cash, borrowings under our two new credit facilities for which we have accepted commitment letters of $45.0 million each and the majority of available borrowings under an additional secured facility of up to $200.0 million which we intend to obtain before the end of 2009. To the extent that we are unable to enter into these two new credit facilities and obtain such additional secured indebtedness on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuilds, and we may not be able to pay the dividends we intend to pay following this offering, which would materially adversely affect our results of operations and financial condition.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of December 31, 2007, the average age of the vessels in our current fleet was 2.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price at which we sell them will equal or exceed their carrying amounts at that time.

Our vessels may suffer damage and we may face unexpected costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired. The costs of repairs are unpredictable and can be substantial. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay costs not covered by our insurance. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends.

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses, hold a portion of our indebtedness and have obligations under two of our newbuild contracts in other currencies, exchange rate fluctuations could adversely affect our results of operations, financial condition and ability to pay dividends.

We generate substantially all of our revenues in U.S. dollars but in 2006 and 2007, incurred approximately 17.7% and 19.1%, respectively, of our expenses in currencies other than the U.S. dollar. As of December 31, 2007, of our aggregate indebtedness of $322.9 million, CHF86.4 million (the equivalent of $76.7 million) was denominated in Swiss francs and ¥8.5 billion (the equivalent of $75.8 million) was denominated in Japanese yen, however, we subsequently converted all of the indebtedness in these currencies into U.S. dollars except for CHF12.9 million (the equivalent of $12.99 million), which remained outstanding as of March 31, 2008. The contract prices, in an aggregate amount of $75.5 million (¥8.5 billion), under two of our newbuild contracts are also denominated in Japanese yen. The difference in currencies could lead to fluctuations in our net income due to changes in the value of the U.S. dollar relative to other currencies, in particular the euro and the Japanese yen. For example, from January 1, 2006 to December 31, 2007, the value of the U.S. dollar declined by approximately 19.6% as compared to the euro and declined by approximately 4.5% as compared to the Japanese yen. We have not hedged our currency exposure, and as a result, our U.S. dollar denominated results of operations and financial condition and our ability to pay dividends could suffer.

Restrictive covenants in our existing credit facilities impose, and any future credit facilities will impose, financial and other restrictions on us.

Our existing credit facilities impose, and any future credit facility will impose, operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit most of our Subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership; and

•	sell the vessel mortgaged under such facility.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our stockholders, finance our future operations or pursue business opportunities.

Certain of our existing credit facilities require our Subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our Subsidiaries are subject to financial ratios and covenants requiring that these Subsidiaries:

•	ensure that the value of the vessel mortgaged under the applicable credit facility does not fall below 100% to 120%, as applicable, of the outstanding amount of the loan; and

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold.

Although certain of our existing facilities (Pelea, Avstes, New Marindou and New Efragel credit facilties) contain a covenant requiring us to obtain the relevant lender’s consent prior to the payment of dividends by the Subsidiary borrowers, we intend to enter into supplementary agreements removing this covenant prior to the closing of this offering. If, despite our expectation, we remain bound by this covenant after the closing of this offering (which relates to four of our 19 Subsidiaries), it could limit our ability to pay dividends.

The covenants described above are those contained in certain of our Subsidiaries’ existing credit facilities. In addition, we intend to enter into supplemental agreements with respect to certain of our Subsidiaries’ existing credit facilities (see the section entitled “Description of Indebtedness—Our Credit Facilities”). Although the relevant lender has proposed, and we agree with, certain key terms to be included in the supplemental agreements (such as the margin and covenants to apply following the offering), the lender’s proposal is subject to agreement on all relevant terms of the supplemental agreements. Accordingly, the final terms of these supplemental agreements may differ from the proposed terms and could be more onerous, which my require us to seek alternative financing.

We have accepted commitment letters to enter into two $45.0 million credit facilities through two of our Subsidiaries. Upon the completion of this offering, we intend to guarantee the obligations of our Subsidiaries under those two new credit facilities and the existing credit facilities of our Subsidiaries Avstes Shipping Corporation, Efragel Shipping Corporation, Marindou Shipping Corporation and Pelea Shipping Ltd., and certain financial covenants will apply to us, including a consolidated leverage ratio, and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, these credit facilities will contain a covenant that the Hajioannou family maintain its majority interest in us. In addition, we also intend to guarantee the obligations of our Subsidiaries under the credit facilities of Marathassa Shipping Corporation, Marinouki Shipping Corporation, Soffive Shipping Corporation and Kerasies Shipping Corporation, and similar financial covenants will apply to us as those described above.

We expect that the restrictions and covenants that will be contained in any new credit facility will differ to those described above. See “Description of Indebtedness” for more information about our Subsidiaries’ existing credit facilities, our new credit facilities and our future credit facilities.

A failure to meet our payment and other obligations or to maintain compliance with the financial covenants that will be in our new credit facilities could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our results of operations and financial condition.

Servicing our existing and future indebtedness will limit funds available for other purposes, such as the payment of dividends.

In addition to our existing outstanding secured indebtedness, and the two facilities of $45.0 million each for which we have accepted commitment letters, we intend to finance our growth program in part with additional secured indebtedness. We will have to dedicate cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our existing and any future credit agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes, such as the payment of dividends. If we are unable to meet our debt obligations, or if we otherwise default under any existing or future credit facilities, our lenders could accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. As of December 31, 2007, we had aggregate outstanding indebtedness of approximately $322.9 million (based on the prevailing exchange rates as of that date), and immediately after the closing of this offering, we expect to have aggregate indebtedness of $416.8 million plus the equivalent of ¥400 million in U.S. dollars as of May 27, 2008. Following this offering, we expect to incur additional debt to finance our growth strategy and working capital requirements.

Our ability to obtain additional financing may be dependent on the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or other than at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We are a holding company, and we depend on the ability of our Subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our Subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly owned Subsidiaries. As a result, our ability to make dividend payments depends on our Subsidiaries and their ability to distribute funds to us. The ability of a Subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, and the laws of the Republic of Liberia, where each of our Subsidiaries is incorporated, which regulate the payment of dividends by companies. If we are unable to obtain funds from our Subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Prior to this offering, we have and expect to pay dividends comprising a substantial portion of our retained earnings. As a result, we will have limited cash reserves and would need to seek financing should any circumstance arise that required significant liquid resources.

On December 31, 2007, we paid Polys Hajioannou and Nicolaos Hadjioannou aggregate dividends of $383.9 million, representing our retained earnings as of June 30, 2007. In March and April 2008, we paid Polys Hajioannou and Nicolaos Hadjioannou aggregate dividends of $147.8 million, of which $56.9 million represented our retained earnings as of December 31, 2007. The dividends of $147.8 million were funded using amounts due from our Manager. An estimated additional dividend of $31.0 million, which will be funded using amounts due from our Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared and payable prior to the closing of this offering to Polys Hajioannou and Nicolaos Hadjioannou. Investors in this offering will not be entitled to any portion of this dividend. As a result, immediately following the completion of this offering, our principal source of cash reserves will be (x) $16.0 million of cash on hand, (y) $4.0 million of restricted cash in collateral accounts and (z) cash flow from operations. Accordingly, should circumstances arise that require significant liquid resources, we would have to obtain a loan providing these funds from our existing outstanding and committed credit facilities, other lenders, our existing stockholder or other sources. There can be no assurance that we would be able to obtain such financing on favorable terms or at all, and our business and results of operations could be adversely affected by this lack of liquidity.

We depend on our Manager to operate our business and our business could be harmed if our Manager failed to perform its services satisfactorily.

Pursuant to our management agreement, our Manager and its affiliates will provide us with our executive officers and will provide us with technical, administrative and commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance, financial services and office space). Our operational success will depend significantly upon our Manager’s satisfactory performance of these services. Our business would be harmed if our Manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our management agreement.

Our ability to compete for and enter into new period time and spot charters and to expand our relationships with our existing charterers will depend largely on our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our charterers and suppliers; and

•	successfully execute our business strategies.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse against our Manager.

In addition, we have agreed, under our management agreement, to allow our Manager to continue to provide certain management services to an affiliate of our Manager, SafeFixing, that is engaged in the business of chartering in vessels owned by other vessel owners for subsequent chartering out to third party customers. Although our Manager will be required to provide preferential treatment to our vessels with respect to chartering arrangements under the management agreement, our Manager’s time and attention may be diverted from the management of our vessels because of its management of SafeFixing’s vessels.

Further, we may need to seek approval from our lenders to change our Manager.

Management fees are payable to our Manager regardless of our profitability.

Pursuant to our management agreement, we pay our Manager a fee of $575 per day per vessel for providing commercial, technical and administrative services and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage. In addition, we will pay our manager certain commissions and fees with respect to vessel purchases and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us. The management fees are fixed until the second anniversary of our management agreement, and thereafter, will be adjusted every year by agreement between us and our Manager. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Manager to reduce the management fees if our profitability decreases. If our profitability decreases, we may be contractually obligated to pay management fees which could have a material adverse effect on our results of operations and financial condition.

Our Manager is a privately held company, and there is little or no publicly available information about it.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength. Because our Manager is privately held, it is unlikely that information about its financial strength would become public or available to us prior to any default by our Manager under the management agreement. As a result, an investor might have little advance warning of problems that affect our Manager, even though those problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our Manager that has a material impact on us to the extent that we become aware of such information.

Our chief executive officer has affiliations with our Manager which could create conflicts of interest between us and our Manager.

Our chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of our Manager through his wholly owned company, Machairiotissa Holdings Inc. This relationship could create conflicts of interest between us, on the one hand, and our Manager, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies affiliated with our Manager or our chief executive officer. Currently, SafeFixing is the only such affiliate that operates vessels managed by our Manager, however, to the extent we elect not to exercise our right of first refusal with respect to any drybulk vessel that may be acquired by Polys Hajioannou, Nicolaos Hadjioannou, Vorini Holdings Inc., Machairiotissa Holdings Inc., or any entity controlled by or under common control with Polys Hajioannou, Nicolaos Hadjioannou, Vorini Holdings Inc., and/or Machairiotissa Holdings Inc., including SafeFixing (together, the “Hajioannou Entities”), in the future, any of the Hajioannou Entities could acquire and operate such drybulk vessels under the management of our Manager in competition with us. Although, under our management agreement, our Manager will be required to first provide us any chartering opportunities in the drybulk sector, our Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on our results of operations. Please read the sections entitled “Our Manager and Management Related Agreements” and “Certain Relationships and Related Party Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends, to a significant extent, upon our chief executive officer, Polys Hajioannou, our chief operating officer, Nicolaos Hadjioannou, and certain other members of our senior management and that of our Manager. Polys Hajioannou and Nicolaos Hadjioannou have substantial experience in the drybulk shipping industry and for 20 and eight years, respectively, have worked with us and our Manager and its predecessor. They and others employed by us and our Manager are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition could suffer. We do not intend to maintain “key man” life insurance on any of our executive officers.

The provisions in our restrictive covenant arrangements with our chief executive officer and chief operating officer restricting their ability to compete with us, like restrictive covenants generally, may not be enforceable.

Our chief executive officer, Polys Hajioannou, and our chief operating officer, Nicolaos Hadjioannou, have entered into restrictive covenant agreements with us under which they are precluded during the term of their services with us as executives and directors and for one year thereafter (and, in the case of our chief executive officer, for the term of our management agreement with our Manager and one year thereafter, if longer) from owning and operating drybulk vessels and from acquiring, investing or controlling any business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. A court may not enforce the restrictions as written by way of an injunction and we may not necessarily be able to establish a case for damages as a result of a violation of the restrictive covenants. Please read the section entitled “Management—Employment and Restrictive Covenant Agreements.”

Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock.

From time to time, vessels in our fleet have called and/or may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. From January 1, 2005 through December 31, 2007, vessels in our fleet have made 14 calls to ports in Iran out of a total of 695 calls on worldwide ports. One of our vessels, the Pedhoulas Leader, also made one port call to Iran from July 7, 2007 to July 8, 2007 for the sole purpose of bunkering (refueling). Iran continues to be subject to sanctions and embargoes imposed by the United States government and is identified by the United States government as a state sponsor of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. The rights of stockholders of companies incorporated in the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a more substantial body of case law in the corporate law area. For more information with respect to how stockholder rights under Marshall Islands law compares to stockholder rights under Delaware laws, please read “Marshall Islands Company Considerations.”

It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Marshall Islands, and our business is operated primarily from our offices in Athens, Greece. In addition, a majority of our directors and officers are or will be non-residents of the United States, and all of our assets and a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. You may also have difficulty enforcing, both within and outside of the United States, judgments you may obtain in the United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States Federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States Federal or state securities laws. For more information regarding the relevant laws of the Marshall Islands, please read “Enforceability of Civil Liabilities.”

Risks Relating to the Offering

Because our common stock has never been publicly traded, a trading market may not develop for our common stock and stockholders may not be able to sell their stock.

Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations between the representatives of the underwriters, us and our existing stockholder and may not be indicative of prices that will prevail in the trading market.

The price of our common stock may be volatile following completion of this offering.

The price of our common stock after this offering may be volatile and may fluctuate due to factors including:

•	actual or anticipated fluctuations in our quarterly and annual revenues and earnings and those of our publicly held competitors;

•	fluctuations in the drybulk market;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the shipping industry;

•	changes in government regulations;

•	revenues and earnings and those of our publicly held competitors;

•	shortfalls in our results of operations from levels forecasted by securities analysts;

•	payment of dividends;

•	announcements concerning us or our competitors;

•	the general state of the securities market; and

•	other developments affecting us, our industry or related industries or our competitors.

The drybulk sector of the shipping industry has been highly unpredictable and volatile. The market price for our common stock may also be volatile. Consequently, you may not be able to sell our common stock at prices equal to or greater than those that you pay in this offering.

Vorini Holdings, our principal stockholder, will control the outcome of matters on which our stockholders are entitled to vote following this offering and its interests may be different from yours.

Vorini Holdings, which is controlled by our chief executive officer, Polys Hajioannou, and our chief operating officer, Nicolaos Hadjioannou, will own approximately 81.7% of our outstanding common stock after this offering, assuming the underwriters do not exercise their overallotment option. This stockholder will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

We will be a “controlled company” under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

After the consummation of this offering, our chief executive officer, Polys Hajioannou, and our chief operating officer, Nicolaos Hadjioannou, through Vorini Holdings, will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including: (a) the requirement that a majority of the board of directors consist of independent directors, (b) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (c) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (d) the requirement of an annual performance evaluation of the nominating, corporate governance and compensation committees. Following this offering, we intend to utilize certain of these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, will comprise the majority of our board of directors and will serve on the nominating, corporate governance and compensation committee of our board of directors which, among other things, fixes the compensation of certain members of our management and resolves governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies may limit our ability to obtain financing, either in the public capital markets or from private sources, and thereby impede our ability to implement our growth strategy. In addition, any such delays or deficiencies may result in failure to meet the requirements for continued quotation of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to include in each of our future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. This requirement for an attestation of our independent auditors will first apply to us with respect to our annual report on Form 20-F for the fiscal year ending December 31, 2009. After the completion of this offering, we will undertake a comprehensive effort in preparation for compliance with Section 404. This effort will include the documentation, testing and review of our internal controls under the direction of our management. We cannot be certain at this time that all our controls will be considered effective. Therefore, we can give no assurances that our internal control over financial reporting will satisfy the new regulatory requirements when they become applicable to us.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

Although we do not currently have any plans to sell additional shares of our common stock, we may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholder have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholder from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC.

We intend to enter into a registration rights agreement prior to the closing of this offering with Vorini Holdings, our existing stockholder, pursuant to which we will grant it and certain of its transferees the right, under certain circumstances and subject to certain restrictions and lock-up agreements, to require us to register under the Securities Act shares of our common stock held by them. Under the registration rights agreement, Vorini Holdings and certain of its transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. We refer you to the sections of this prospectus entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement”, “Shares Eligible for Future Sale” and “Underwriting” for further information regarding the circumstances under which additional shares of our common stock may be sold.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause;

•	prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including the provisions of our prospective stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

In addition to the following risk factors, you should read “Tax Considerations—Marshall Islands Tax Considerations,” “Tax Considerations—Liberian Tax Considerations,” and “Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of expected material Marshall Islands, Liberian and United States (or “U.S.”) Federal income tax consequences of owning and disposing of our common stock.

We may earn United States source shipping income that will be subject to United States income tax, thereby reducing our cash available for distributions to you.

Under U.S. tax rules, our U.S. source shipping income (that is, income attributable to shipping transportation that begins and/or ends in the United States) will be subject to a 4% U.S. income tax (without allowance for deductions). Our U.S. source shipping income may fluctuate, and we will not qualify for any exemption from this U.S. tax. Many of our charters contain provisions that obligate the charterers to reimburse us for this 4% U.S. tax. To the extent we are not actually reimbursed by our charterers, the 4% U.S. tax will decrease our cash that is available for distributions to you.

For a more complete discussion, see the section entitled “Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income.”

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States Federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. income tax purposes if either (a) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (b) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our operations as of the completion of this offering and our anticipated future operations, we believe that we should not be treated as a PFIC with respect to any taxable year. There are legal uncertainties involved in this determination, and no assurance can be given that the U.S. Internal Revenue Service (“IRS”) will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders will face adverse U.S. tax consequences. See “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders” for a more comprehensive discussion of the U.S. Federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for a preferential rate of United States Federal income taxation.

Legislation has been introduced in the U.S. Senate that would deny the preferential rate of U.S. Federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted, the preferential rate of U.S. Federal income tax discussed under “Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—Distributions on Our Common Stock” may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian Subsidiaries and therefore our net income and cash flows would be materially reduced.

All of our Subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”) which does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and “resident” Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not exclusively within Liberia) such as our Subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Subsidiaries.

If our Subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of our Liberian Subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our Subsidiaries and further reduce our income and cash flows.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus that are not statements of historical fact are “forward-looking statements.” The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our security holders, and other written materials.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	availability of crew, length and number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	our expectations about availability of vessels to purchase, the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage our Manager’s relationships and reputation within the drybulk shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including discharge of pollutants;

•	potential liability from future litigation; and

•	other factors discussed in the section entitled “Risk Factors.”

We caution that the forward-looking statements included in this prospectus represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors.” As a result, the forward-looking events discussed in this prospectus might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We make no prediction or statement about the performance of our common stock.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. For information about the selling stockholder, see “Principal and Selling Stockholders.” We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder.

DIVIDEND POLICY

We intend to pay our stockholders quarterly dividends of $0.475 per share, or $1.90 per share per year, in February, May, August and November of each year. We expect to pay our initial dividend following the completion of this offering in August 2008, calculated based on the pro rata amount of the quarterly dividend for the period from the closing of this offering until the end of the second quarter of 2008.

We expect that the dividend we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations, however, we also expect to retain a portion of our cash to help fund the future growth of our fleet. After giving pro forma effect to the removal of the Additional Companies (and the associated $112.4 million gain on their sale), the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer (a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente) and to the other adjustments (see “Unaudited Pro Forma Combined Condensed Financial Statements”) with respect to our combined statement of operations for the year ended December 31, 2007, our net income on a pro forma basis was $87.8 million for 2007. This reflects, on a pro forma basis, the operations of fewer vessels than we anticipate having in our fleet in 2008, 2009 and 2010 and a daily TCE rate below the average rate for which we already had, as of December 31, 2007, period time charter commitments for the following percentages of our fleet’s anticipated available days: 2008—75.9%, 2009—50.6% and 2010—36.1%. We therefore expect that our contracted revenues when compared with our anticipated operating expenses and financing costs will provide the liquidity necessary to support our dividend policy and our growth. As of December 31, 2007, our contracted period time charter arrangements for 2008 through 2010 were expected to provide revenues of $347.1 million. Additionally, the contracted revenue from period time charters entered into as of December 31, 2007 is expected to be $66.5 million for 2011, and $156.1 million from January 1, 2012 onwards. Overall, as of December 31, 2007, the contracted revenue for January 1, 2008 onwards was $569.6 million.

However, in the event our cash needs are greater than expected, or our actual revenues (for example, if a charterer were to default), or the available capacity under our credit facilities are less than we expect, the amounts available to pay dividends would be reduced or we could be unable to pay dividends. In such event, our board of directors may change our dividend policy. For example, we may incur expenses or liabilities, including unbudgeted or extraordinary expenses, or decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, that could reduce or eliminate the amount of cash that we have available for distribution as dividends. The drybulk shipping charter market is cyclical and volatile. We cannot predict with assurance of accuracy the amount of cash flows our operations will generate in any given period. Factors beyond our control may affect the charter market for our vessels and our charterers’ ability to satisfy their contractual obligations to us, and we cannot assure you that dividends will actually be declared or paid. We intend to raise $200.0 million of additional borrowing capacity. If we are unable to secure this additional borrowing, our ability to pay dividends will be adversely affected. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the limitations set forth above and in the section of this prospectus entitled “Risk Factors.”

Following the settlement of intercompany balances with our Manager and with our owners and the payment of dividends prior to this offering to our current owners described under “Dividend Payments” below, we expect to have approximately $16.0 million in available cash and $4.0 million in restricted cash in collateral accounts and aggregate indebtedness of $416.8 million plus the equivalent of ¥400 million in U.S. dollars as of May 27, 2008 immediately after the closing of this offering.

We expect that any future debt agreements will have restrictions on us on the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or when a company is insolvent or if the payment of the dividend would render the company insolvent.

We are a holding company with no material assets other than the stock of our Subsidiaries. This means that our ability to make dividend payments will also depend on the ability of our Subsidiaries to distribute funds to us. Under the terms of our Subsidiaries’ credit agreements, following completion of this offering, our Subsidiaries will not be permitted to pay dividends to us if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities.” In addition, the laws of the Republic of Liberia, where each of our Subsidiaries is incorporated, generally prohibit the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

We believe that, under current U.S. law (which is scheduled to expire after 2010), our dividend payments from earnings and profits will constitute “qualified dividend income” and, as such, non-corporate U.S. stockholders will generally be subject to a 15% U.S. Federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus entitled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments. Please also see the section entitled “Risk Factors—Tax Risks” for a discussion of proposed legislation affecting the taxation of dividends received from non-U.S. corporations.

Dividend Payments Prior to this Offering

We paid a dividend of $383.9 million to our current owners in December 2007, which represented our retained earnings as of June 30, 2007. In March and April 2008, we paid our current owners an aggregate dividend of $147.8 million, which was funded using amounts due from our Manager. Of the aggregate dividend of $147.8 million, $56.9 million represented retained earnings as of December 31, 2007. An estimated additional dividend of $31.0 million, which will be funded using amounts due from our Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared and payable prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and combined capitalization as of December 31, 2007 on:

•	an actual combined basis for the Subsidiaries;

•

a pro forma as adjusted basis, giving effect to each of the following transactions which occurred (or will occur, in the case of the additional dividend) between January 2008 and the date of this offering:

•

Borrowings of $120.0 million by our Subsidiaries Efragel, Marindou and Avstes under three new credit facilities, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou in the first quarter of 2008, resulting in net additional indebtedness of $81.5 million. Of the net additional indebtedness of $81.5 million, (i) $16.0 million was retained by the Subsidiaries, and (ii) $65.5 million was advanced to our Manager.

•	Declaration and payment of a dividend in the amount of $147.8 million to our current owners, funded from amounts Due from Manager.

•

Estimated additional dividend of $31.0 million to be declared and be payable to our current owners by our Manager on our behalf prior to the closing of this offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

•

Settlement of the remaining Due from Manager balance in the amount of $4.0 million through the transfer of $4.0 million in Restricted cash in collateral accounts held by our Manager to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer, as security for their respective loan facilities.

There has been no material change in our capitalization, or expected capitalization, between December 31, 2007 and the date of this prospectus, except as adjusted and described above.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our predecessor combined financial statements and the related notes thereto and our pro forma combined condensed financial statements and notes thereto included elsewhere in this prospectus.

	As of December 31, 2007
	Actual	Pro Forma As Adjusted
	(In thousands, except share data)
Cash and cash equivalents	—	$16,000

Restricted cash	—	4,000

Debt(1):
Current portion of long-term debt	$16,620	$16,620
Long-term debt, net of current portion	306,267	387,753
Total debt	322,887	404,373
Owners’ equity:
Owners’ capital, no par value (2)	—	—
Retained earnings/(deficit)	56,875	(121,895)
Total owners’ equity/(deficit)	56,875	(121,895)
Total capitalization	$379,762	$282,478

(1)

All of our debt is secured, and all of the proposed credit facilities which we intend to enter prior to this offering will be secured, by mortgages on our vessels and other standard maritime liens. None of our outstanding debt as of December 31, 2007 is guaranteed by any other party and is solely the corporate obligation of the relevant borrower. Following this offering, we will become the guarantor of the reducing revolving credit facilities of our Subsidiaries Efragel Shipping Corporation, Marindou Shipping Corporation, Avstes Shipping Corporation, Eniaprohi Shipping Corporation and Eniadefhi Shipping Corporation. By letter dated May 14, 2008, we have also agreed to become the guarantor of the reducing revolving credit facilities of our Subsidiaries Marathassa Shipping Corporation, Marinouki Shipping Corporation, Kerasies Shipping Corporation and Soffive Shipping Corporation.

(2)

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share; as of the date of this prospectus, no shares were issued and outstanding; following our Reorganization, which will occur following the date of this prospectus and prior to the closing of this offering, there will be 54,500,000 shares issued and outstanding.

SELECTED COMBINED FINANCIAL AND OTHER DATA

The following table presents selected:

•	historical predecessor combined financial and operating data; and

•	pro forma combined financial and operating data.

The selected historical predecessor combined financial data set forth below as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited predecessor combined financial statements, which are included in this prospectus. The selected historical predecessor combined financial data set forth below as of December 31, 2005 have been derived from our audited predecessor combined financial statements, which are not included in this prospectus.

We have not included our financial data for the years ended December 31, 2003 and 2004 due to the unreasonable effort and expense of preparing such information.

The unaudited pro forma combined financial and operating data are derived from our unaudited pro forma combined condensed financial statements, which are included in this prospectus, and give effect to the following transactions which occurred (or will occur in the case of the additional dividend) between January 2008 and the date of this offering:

•

Borrowings of $120.0 million by our Subsidiaries Efragel, Marindou and Avstes under three new credit facilities, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou in the first quarter of 2008, resulting in net additional indebtedness of $81.5 million. Of the net additional indebtedness of $81.5 million, (i) $16.0 million was retained by the Subsidiaries, and (ii) $65.5 million was advanced to our Manager.

•	Additional interest expense with respect to the net additional indebtedness of $81.5 million described above.

•	Repayment of $10.1 million of Advances from Owners from amounts Due from Manager.

•	Declaration and payment of a dividend in the amount of $147.8 million to our current owners, funded from amounts Due from Manager.

•

Estimated additional dividend of $31.0 million will be declared and payable to our current owners by our Manager on our behalf prior to the closing of the initial public offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

•

Settlement of the remaining Due from Manager balance in the amount of $4.0 million through the transfer of $4.0 million in Restricted cash in collateral accounts held by our Manager to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer, as security for their respective loan facilities.

•

Removal of all activities from the historical predecessor financial statements of the Additional Companies, which will not be owned by us following the completion of this offering, and the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer, a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente. We did not generate any operating revenues or operating expenses with respect to the Pedhoulas Farmer, and Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us. The Additional Companies have been included in our predecessor combined financial statements, along with the Subsidiaries, because together, the Additional Companies and the Subsidiaries constituted all the vessel owning activities of Polys Hajioannou and Nicolaos Hadjioannou during the relevant period.

•	Increase of $2.6 million in general and administrative expenses due to the implementation of the amended management agreements, as of January 1, 2008.

•

Pro forma earnings per share gives retroactive effect to our Reorganization, which involves the issuance (following the date of the final prospectus and prior to the closing of this offering) of 54.5 million shares of our common stock to the selling stockholder, and resulting capital structure following the closing of this offering. This offering will not involve the issuance of additional shares of our common stock, as all shares of common stock sold in this offering will be sold by the selling stockholder.

The pro forma adjustments do not reflect an estimate of general and administrative expenses to increase as a result of becoming a public company, as such costs are not considered to be factually supportable. However, we currently expect an annual increase of approximately $2.2 million as a result of becoming a public company upon completion of this offering.

The unaudited pro forma predecessor combined condensed financial and operating data is provided for illustrative purposes only and does not represent what our financial position or results of operation would actually have been if the transactions and other events reflected in such statements had occurred during the relevant periods, and is not representative of our results of operations or financial position for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma predecessor combined financial and operating data.

Share data in the table below gives effect to the issuance of 54,500,000 shares of common stock, which will occur following the date of the final prospectus and prior to the closing of this offering.

This information should be read together with, and is qualified in its entirety by, our predecessor combined financial statements and the notes thereto and our unaudited pro forma combined condensed financial statements and notes thereto included elsewhere in this prospectus. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars except share data and fleet data)
STATEMENT OF INCOME
Revenues	$82,877	$99,040	$172,057	$167,150
Commissions	(3,211)	(3,731)	(6,209)	(6,027)

Net revenues	79,666	95,309	165,848	161,123

Voyage expenses	(228)	(420)	(179)	(166)
Vessel operating expenses	(10,366)	(13,068)	(12,429)	(12,327)
Depreciation	(7,610)	(9,553)	(9,583)	(9,583)
General and administrative expenses—Management fee to related party	(803)	(1,006)	(1,177)	(3,759)
Early redelivery cost	—	(150)	(21,438)	(21,438)
Gain on sale of assets	26,785	37,015	112,360	—

Operating income	87,444	108,127	233,402	113,850

Interest expense	(3,668)	(6,140)	(8,225)	(12,298)
Other finance costs	(124)	(116)	(161)	(167)
Interest income	692	775	1,290	1,195
(Loss)/gains on derivatives	(3,171)	(1,963)	(704)	(704)
Foreign currency gain/(loss)	13,477	(3,279)	(13,759)	(13,966)
Amortization and write-off of deferred finance charges	(63)	(180)	(166)	(117)

Net income	$94,587	$97,224	$211,677	$87,793

Pro forma earnings per share, basic and diluted (unaudited) (1)	$1.74	$1.78	$3.88	$1.61
Pro forma weighted average number of shares, basic and diluted (unaudited)	54,500,000	54,500,000	54,500,000	54,500,000
OTHER FINANCIAL DATA
Net cash (used in)/provided by operating activities	$(22,349)	$(12,806)	$278,506
Net cash (used in)/provided by investing activities	(6,065)	(33,835)	88,416
Net cash provided by/(used in) financing activities	28,414	46,641	(366,922)
Net increase/(decrease) in cash and cash equivalents	—	—	—
OTHER DATA
EBITDA (2)	$105,236	$112,322	$228,361	$108,596
Adjusted EBITDA (3)	78,451	75,307	116,001	108,596

	As of December 31,			Pro Forma
				As of December 31, 2007
	2005	2006	2007
BALANCE SHEET DATA
Total current assets	$159,538	$282,021	$98,883	$18,513
Total fixed assets	232,655	253,448	308,340	308,340
Other non-current assets	405	314	434	4,434
Total assets	392,598	535,783	407,657	331,287
Total current liabilities	111,271	172,275	41,507	62,421
Derivative liabilities	—	—	242	242
Long-term debt, net of current portion	149,500	134,457	306,267	387,753
Time charter discount	—	—	2,766	2,766
Total owners’ equity	131,827	229,051	56,875	(121,895)
Total liabilities and owners’ equity	392,598	535,783	407,657	331,287

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
FLEET DATA (4)
Average number of vessels	9.2	11.5	10.7	10.3
Ownership days	3,370	4,208	3,914	3,778
Available days	3,350	4,208	3,914	3,778
Operating days	3,343	4,205	3,913	3,777
Fleet utilization	99.21%	99.94%	99.98%	99.99%
Time charter equivalent rates	$23,713	$22,550	$42,327	$42,604
Daily vessel operating expenses	$3,076	$3,106	$3,176	$3,263

(1)

With respect to the periods presented based on our historical predecessor combined statements of operations, pro forma earnings per share gives retroactive effect to our Reorganization and resulting capital structure following the completion of this offering.

With respect to the periods presented based on our pro forma combined statements of operations, pro forma earnings per share reflects earnings per share after giving retroactive effect to our Reorganization and the other pro forma events as set forth in our unaudited pro forma combined condensed financial statements and resulting capital structure following the completion of this offering. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information on our Reorganization (as defined to such section) prior to this offering.

This offering will not involve the issuance of additional shares of our common stock as all shares of common stock sold in this offering will be sold by the selling stockholder.

(2)

EBITDA represents net income before interest, income tax expense, depreciation and amortization. EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” EBITDA assists our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. We believe that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with U.S. GAAP or as a measure of profitability. While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars)
Reconciliation of Net Income to EBITDA:
Net income	$94,587	$97,224	$211,677	$87,793
Depreciation	7,610	9,553	9,583	9,583
Interest expense	3,668	6,140	8,225	12,298
Interest income	(692)	(775)	(1,290)	(1,195)
Amortization and write-off of deferred finance charges	63	180	166	117

EBITDA	$105,236	$112,322	$228,361	$108,596

(3)

Adjusted EBITDA represents our EBITDA after giving effect to the removal of the gain on sale of assets for the relevant periods. Adjusted EBITDA is not a recognized measurement under GAAP. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gains we have received through the sale of assets during the relevant periods. We believe that this removal of the gain on sale of assets allows us to better illustrate the operating results of our vessels for the periods indicated.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA should not be considered a substitute for net income and other operations data prepared in accordance with U.S. GAAP or as a measure of profitability. While Adjusted EBITDA may also be used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA for the periods presented:

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
	(In thousands of U.S. dollars)
Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$105,236	$112,322	$228,361	$108,596
Gain on sale of assets	(26,785)	(37,015)	(112,360)	—

Adjusted EBITDA	$78,451	$75,307	$116,001	$108,596

(4)	For a description of the items listed under this heading, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations.”

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed balance sheet and unaudited pro forma combined statement of operations presents our financial position as of December 31, 2007 and for the year ended December 31, 2007 on a pro forma basis as if the transactions described below had occurred on December 31, 2007, in the case of the pro forma balance sheet, and January 1, 2007, in the case of the pro forma statement of operations. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to such transactions.

Certain adjustments are based on currently available information and estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the transactions described below and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma combined condensed balance sheet and unaudited pro forma combined statements of operations.

These unaudited pro forma combined condensed balance sheet and unaudited pro forma combined statements of operations do not purport to represent what our financial position would actually have been had the completion of this offering and the related transactions in fact occurred on the dates described below and only for the unaudited pro forma combined statement of operations, if our company did not include the Additional Companies or the activities of the vessel sold by Maxpente during the relevant periods in the predecessor financial statements. Nor do they purport to project our financial position at any future date. Investors are cautioned not to place undue reliance on this unaudited pro forma predecessor combined financial and operating data.

This information should be read together with our predecessor combined financial statements and the notes thereto included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma combined condensed balance sheet assumes the following transactions occurred on December 31, 2007:

Carve-out of Additional Companies

•

As of December 31, 2007, all of the vessels of the Additional Companies have been sold and the remaining net assets distributed as a dividend. As a result, there are no remaining accounts of the Additional Companies to be removed from the predecessor combined balance sheet.

Other adjustments

•

Borrowings of $120.0 million by our Subsidiaries Efragel, Marindou and Avstes under three new credit facilities, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou in the first quarter of 2008, resulting in net additional indebtedness of $81.5 million. Of the net additional indebtedness of $81.5 million, (i) $16.0 million was retained by the Subsidiaries, and (ii) $65.5 million was advanced to our Manager.

•	Repayment of $10.1 million of Advances from Owners from amounts Due from Manager.

•	Declaration and payment of a dividend in the amount of $147.8 million to our current owners, funded from amounts Due from Manager.

•

Estimated additional dividend of $31.0 million will be declared and payable to our current owners by our Manager on our behalf prior to the closing of this offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

•

Settlement of the remaining Due from Manager balance in the amount of $4.0 million through the transfer of $4.0 million in Restricted cash in collateral accounts held by our Manager to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer, as security for their respective loan facilities.

The following unaudited pro forma combined statements of operations for the year ended December 31, 2007 give effect to the following events as if they had occurred on January 1, 2007:

Carve-out of Additional Companies

•

Removal of all activities from the historical predecessor financial statements of the Additional Companies, which will not be owned by us following the completion of this offering, and the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer, a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente. We did not generate any operating revenues or operating expenses with respect to the Pedhoulas Farmer, and Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us. The Additional Companies have been included in our predecessor combined financial statements, along with the Subsidiaries, because together, the Additional Companies and the Subsidiaries constituted all the vessel owning activities of Polys Hajioannou and Nicolaos Hadjioannou during the relevant period.

•

Pro forma earnings per share gives retroactive effect to our Reorganization, which involves the issuance (following the date of the final prospectus and prior to the closing of this offering) of 54.5 million shares of our common stock to the selling stockholder, and resulting capital structure following the closing of this offering. This offering will not involve the issuance of additional shares of our common stock, as all shares of common stock sold in this offering will be sold by the selling stockholder.

Other Adjustments

•

Additional interest expense of $4.2 million with respect to borrowings of $120.0 million by our Subsidiaries Efragel, Marindou and Avstes under three new credit facilities, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou in the first quarter of 2008, resulting in net additional indebtedness of $81.5 million.

•	Increase of $2.6 million in general and administrative expenses due to the implementation of the amended management agreements as of January 1, 2008.

•

The pro forma adjustments do not reflect an estimate of general and administrative expenses to increase as a result of becoming a public company, as such costs are not considered to be factually supportable. However, we currently expect an annual increase of approximately $2.2 million as a result of becoming a public company upon completion of this offering.

PRO FORMA PREDECESSOR COMBINED BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands of U.S. dollars)

ASSETS	Historical Predecessor	Other Adjustments	Notes	Pro Forma
CURRENT ASSETS
		120,000	(2)
Cash and cash equivalents	—	(38,514)	(2)	16,000
		(65,486)	(3)
Accounts receivable trade, net	1,717	—		1,717
		65,486	(3)
Due from Manager		(10,086)	(4)
		(147,770)	(5)
	96,370	(4,000)	(7)	—
Inventories	792	—		792
Prepaid expenses and other current assets	4	—		4
Total current assets	98,883	(80,370)		18,513
FIXED ASSETS
Vessels, net	254,817	—		254,817
Advances for vessel acquisitions and vessels under construction	53,272	—		53,272
Other fixed assets, net	251	—		251
Total fixed assets	308,340	—		308,340
OTHER NON-CURRENT ASSETS:
Restricted cash	—	$4,000	(7)	$4,000
Deferred finance charges, net	434	—		434
Total assets	407,657	(76,370)		331,287
LIABILITIES AND OWNERS’ EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term debt	16,620	—		16,620
Unearned revenue	4,127	—		4,127
Trade accounts payable	1,202	—		1,202
Accrued liabilities	9,472	—		9,472
Advances from owners	10,086	(10,086)	(4)	—
Dividend Payable	—	31,000	(6)	31,000
Total current liabilities	41,507	20,914		62,421
Long-term debt, net of current portion	306,267	120,000	(2)	387,753
		(38,514)	(2)
Derivatives liabilities	242	—		242
Time charter discount	2,766	—		2,766
OWNERS’ EQUITY/(DEFICIT)
Retained earnings/(deficit)	56,875	(147,770)	(5)	(121,895)
		(31,000)	(6)
Total owners’ equity/(deficit)	56,875	(178,770)		(121,895)
Total liabilities and owners’ equity/(deficit)	407,657	(76,370)		331,287

PRO FORMA PREDECESSOR COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands of U.S. dollars)

	Historical Predecessor	Carve-out of Additional Companies	Notes	Subtotal	Other adjustments	Notes	Pro forma
REVENUES:
Revenues	172,057	(4,907)	(1)	167,150	—		167,150
Commissions	(6,209)	182	(1)	(6,027)	—		(6,027)
Net revenues	165,848	(4,725)		161,123	—		161,123
EXPENSES:
Voyage expenses	(179)	13	(1)	(166)	—		(166)
Vessel operating expenses	(12,429)	102	(1)	(12,327)	—		(12,327)
Depreciation	(9,583)	—		(9,583)	—		(9,583)
General and administrative expenses—Management fee to related party	(1,177)	35	(1)	(1,142)	(2,617)	(9)	(3,759)
Early redelivery cost	(21,438)	—		(21,438)	—		(21,438)
Gain on sale of assets	112,360	(112,360)	(1)	—	—		—
Operating income	233,402	(116,935)		116,467	(2,617)		113,850
OTHER (EXPENSE)/INCOME:
Interest expense	(8,225)	135	(1)	(8,090)	(4,208)	(8)	(12,298)
Other finance costs	(161)	(6)	(1)	(167)	—		(167)
Interest income	1,290	(95)	(1)	1,195	—		1,195
Loss on derivatives	(704)	—		(704)	—		(704)
Foreign currency (loss)/gain	(13,759)	(207)	(1)	(13,966)	—		(13,966)
Amortization and write-off of deferred finance charges	(166)	49	(1)	(117)	—		(117)
Net income	211,677	(117,059)		94,618	(6,825)		87,793
Pro forma earnings per share, basic and diluted	3.88		(10)	1.74		(10)	1.61
Pro forma weighted average number of shares, basic and diluted	54,500,000		(10)	54,500,000		(10)	54,500,000

Notes to Adjustments to Pro Forma Combined Condensed Financial Statements

(1)

Reflects the removal of all activities from the historical predecessor financial statements of the Additional Companies, which will not be owned by us following the completion of this offering, and the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer, a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente. We did not generate any operating revenues or operating expenses with respect to the Pedhoulas Farmer, and Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us.

The predecessor combined financial statements include the financial statements of the Subsidiaries and those of six Additional Companies, whose principal activity was the ownership of drybulk vessels and that, from inception through December 31, 2007, were under the common control of Polys Hajioannou and Nicolaos Hadjioannou. All vessels owned by the Additional Companies were sold prior to December 31, 2007, and none of the Additional Companies will be owned by us following this offering. Maxpente also owned a vessel, the Pedhoulas Farmer, which was sold on January 9, 2007, however, Maxpente is one of the 19 companies that will be contributed to us following the date of the final prospectus and prior to the closing of this offering and is included as a Subsidiary. Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us.

As of December 31, 2007, all of the vessels of the Additional Companies have been sold and the remaining net assets distributed as a dividend. As a result, there are no remaining accounts of the Additional Companies to be removed from the predecessor combined balance sheet.

(2)

Reflects borrowings of $120.0 million under our three new credit facilities with our three Subsidiaries, Efragel, Marindou and Avstes, all of which have been fully drawn. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou, resulting in net additional indebtedness of $81.5 million and a consequent increase in Cash and cash equivalents.

(3)

Reflects the advance of Cash and cash equivalents to our Manager in the amount of $65.5 million from net additional indebtedness of $81.5 million, resulting in a consequent increase in Due from Manager. The remaining cash from net additional indebtedness of $16.0 million will be retained by the Subsidiaries.

(4)	Reflects the repayment by our Manager on our behalf of Advances from owners in the amount of $10.1 million and a consequent decrease in Due from Manager.

(5)	Reflects the declaration and payment of a dividend in the amount of $147.8 million to our current owners by our Manager on our behalf and a consequent decrease in Due from Manager.

(6)

The estimated additional dividend of $31.0 million will be declared and payable to our current owners by our Manager on our behalf prior to the closing of the initial public offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

(7)

Reflects settlement of the remaining Due from Manager balance in the amount of $4.0 million in Restricted cash transferred from cash collateral account held by our Manager to two restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries Petra and Pemer as security for their respective loan facilities.

(8)

Reflects assumed additional interest expense with respect to borrowings of $120.0 million under our new credit facilities with our Subsidiaries Efragel, Marindou and Avstes. Of the total borrowings of $120.0 million, $38.5 million was used to refinance an existing credit facility of Efragel and a bank loan of Marindou, resulting in net additional indebtedness of $81.5 million.

Name	New Debt (a) (In thousands)	New Debt Interest Rate (b)		New Debt Interest Cost (c) = (a) x (b) (In thousands)	Historical Debt Refinanced (d) (In thousands)	Historical Interest Cost (e) (In thousands)	Incremental Interest Cost (c) - (e) (In thousands)

Efragel	$42,000	4.30	%*	$1,831	$24,630	$874	$957

Marindou	$42,000	4.60	%*	$1,959	$13,884	$420	$1,539

Avstes	$36,000	4.69	%*	$1,712	$0	$0	$1,712

Total	$120,000			$5,502	$38,514	$1,294	$4,208

*	Represents the fixed five-year SWAP rate entered into in 2008 relevant to the specific new debt, plus the respective credit facility margin.

To illustrate sensitivity to fluctuations in the rate, an increase of 0.125% in the rate would have increased the assumed net interest expense with respect to these borrowings by $152,083 during the year ended December 31, 2007.

(9)

Reflects assumed increase of $2.6 million due to the implementation of the amended management agreements as of January 1, 2008. Under our amended management agreements, as well as the new management agreements to be implemented prior to this offering, the Manager receives a daily fee of $575 per vessel plus 1.0% on gross freight, charter hire, ballast bonus, and demurrage from each of the vessel owning companies in exchange for their management services. The total management fee for the year ended December 31, 2007 in the amount of $3.8 million, according to the amended management agreements, is calculated based on the 3,889 aggregate vessel days outstanding and the aggregate gross freight, charter hire, ballast bonus, and demurrage of $152.3 million. The assumed increase of $2.6 million in the management fee is calculated as the difference between (i) the management fee as calculated under the amended management agreements of $3.8 million, and (ii) the management fee actually recorded for the year ended December 31, 2007 of $1.2 million.

(10)

Pro forma earnings per share gives retroactive effect to our Reorganization, which involves the issuance (following the date of the final prospectus and prior to the closing of this offering) of 54.5 million shares of our common stock to the selling stockholder, and resulting capital structure following the closing of this offering. This offering will not involve the issuance of additional shares of our common stock as all shares of common stock sold in this offering will be sold by the selling stockholder.

Sources and Uses of Funds

The following table sets forth the sources and uses of funds used to effect the transactions described above:

Sources of Funds:	(in millions)
Settlement of intercompany balances with our Manager	$96.4
Additional indebtedness	$120.0
Total	$216.4
Uses of Funds:
Refinancing of existing debt	$38.5
Restricted cash	$4.0
Cash retained by Subsidiaries	$16.0
Repayment of advances from owners	$10.1
Declaration and payment of dividend (a)	$147.8
Estimated additional dividend to be declared (b)	$31.0
Total	$247.4
Net (Sources of Funds less Uses of Funds) (b)	$(31.0)

(a)	Of the total dividend of $147.8 million paid to our current owners, $56.9 million represented retained earnings as at December 31, 2007.

(b)

The estimated additional dividend of $31.0 million will be declared and payable to our current owners by our Manager on our behalf prior to the closing this offering. This dividend reflects a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor combined financial statements and the related notes, and the financial and other information included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and are presented in U.S. dollars.

This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements, and such differences may be material. Please read “Forward-Looking Statements.”

Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes. We were incorporated on December 11, 2007, under the laws of the Marshall Islands for the purpose of acquiring ownership of 19 Subsidiaries, each incorporated under the laws of the Republic of Liberia, that either currently own vessels or are scheduled to own vessels and that, since inception, have been under the common control of Polys Hajioannou and Nicolaos Hadjioannou.

Following the date of the final prospectus, and prior to the closing of this offering, the shares of the Subsidiaries will be contributed by Vorini Holdings, on behalf of its shareholders Polys Hajioannou and Nicolaos Hadjioannou, to Safe Bulkers, Inc., in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings. Immediately after this exchange, Polys Hajioannou will enter into share sale and purchase agreements to effect the transfer of 1.5% of the outstanding shares in Vorini Holdings to each of Maria Hajioannou and Eleni Hajioannou, from Polys Hajioannou’s 90% shareholding in Vorini Holdings. Nicolaos Hadjioannou will hold the remaining 10% of the outstanding shares in Vorini Holdings. These transactions are collectively referred to herein as the “Reorganization”. Following the Reorganization, Safe Bulkers, Inc. will own each of the Subsidiaries and Vorini Holdings will be the sole stockholder of Safe Bulkers, Inc.

The predecessor combined financial statements included in this prospectus include the financial statements of the Subsidiaries and those of six Additional Companies, each incorporated under the laws of the Republic of Liberia, whose principal activity was the ownership of drybulk vessels and that, from inception through December 31, 2007, were under the common control of Polys Hajioannou and Nicolaos Hadjioannou. The Additional Companies have been included in our predecessor combined financial statements, along with the Subsidiaries, because together, the Additional Companies and the Subsidiaries constituted all the vessel owning activities of Polys Hajioannou and Nicolaos Hadjioannou during the relevant periods. However, all vessels owned by the Additional Companies were sold prior to December 31, 2007, and none of the Additional Companies will be owned by us following this offering. Maxpente also owned a vessel, the Pedhoulas Farmer, which was sold on January 9, 2007. However Maxpente is one of the 19 companies that will be contributed to Safe Bulkers, Inc. following the date of the final prospectus, and prior to the closing of this offering and is included as a Subsidiary, because Maxpente is expected to own the newbuild Hull No. 1075 upon its delivery to us.

In March and April 2008 we settled all intercompany balances as of December 31, 2007 with our Manager and with our owners. In connection with this, in January 2008, our Manager repaid on our behalf prior advances from owners in the amount of $10.1 million, resulting in a corresponding decrease in amounts due from our Manager. In March and April 2008, we paid a dividend of $147.8 million to Polys Hajionnou and Nicolaos Hadjioannou, our current owners, which was funded from amounts due from our Manager. Finally, in order to settle the remaining amount of $4.0 million due from our Manager, $4.0 million in restricted cash in collateral accounts held by our Manager was transferred in April 2008 to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer.

In addition to the dividend of $147.8 million paid to our current owners in March and April 2008, an estimated additional dividend of $31.0 million, which will be funded using amounts due from our

Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

In March 2008, we paid $7.7 million as advances for vessels under construction funded by advances from our current owners. On May 27, 2008, we will be required to pay an additional ¥400 million as advances for a vessel under construction funded by advances from our current owners. These advances will be paid back to our current owners from either surpluses from operations or from future credit facilities. Immediately after the closing of this offering, we expect to have $20.0 million in cash held by our Subsidiaries of which $16.0 million comprises cash and cash equivalents and $4.0 million comprises restricted cash, aggregate indebtedness of $416.8 million plus the equivalent of ¥400 million in U.S. dollars as of May 27, 2008, and available borrowing capacity of $90.0 million under our two additional credit facilities for which we have accepted commitment letters of $45.0 million each, to be entered into by the Subsidiaries Eniaprohi and Eniadefhi.

Our unaudited pro forma condensed financial statements, as reflected in the section entitled “Unaudited Pro Forma Combined Condensed Financial Statements,” gives effect to (a) the removal of the activities of all Additional Companies and the activities of Maxpente in connection with the sold vessel, the Pedhoulas Farmer; such removal affects only the predecessor combined statement of operations and not the predecessor combined balance sheet, as all of the vessels of the Additional Companies have been sold and an amount equal to our retained earnings declared as a dividend. As a result there are no remaining activities of the Additional Companies to be removed from the predecessor combined balance sheet, (b) the expected settlement of intercompany balances and advances from owners, payment of dividends and incurrence of indebtedness described above and (c) our expected cash on hand and restricted cash of $20.0 million immediately after the closing of this offering. Our unaudited pro forma condensed financial statements have been provided in order to reflect only the activities of the vessels in our fleet immediately following this offering, and the effects of these transactions on our company.

As of December 31, 2007 and as of the date of this prospectus, we own a fleet of 11 Japanese-built drybulk vessels, comprised of five Panamax, three Kamsarmax and three Post-Panamax class vessels, with a total aggregate carrying capacity of 887,900 dwt. As of December 31, 2007, the vessels in our fleet had an average age of approximately 2.6 years.

We have contracted to acquire eight newbuilds, comprised of the following vessels: (a) four Post-Panamax class vessels, scheduled for delivery in the fourth quarter of 2008, first quarter of 2009, third quarter of 2009 and first quarter of 2010, respectively; (b) two Capesize class vessels scheduled for delivery in the first quarter of 2010; and (c) two Kamsarmax class vessels scheduled for delivery in the first and second quarters of 2010. Following delivery of the last of these newbuilds in May 2010, our fleet will consist of 19 vessels, with a total aggregate carrying capacity of 1,759,900 dwt and an average age of approximately 3.2 years.

The average number of drybulk vessels in our fleet and the average age of the vessels in our fleet as of the end of the applicable period for the three years ended December 31, 2007 are set forth in the table below.

Average Number and Average Age of Drybulk Vessels in Our Fleet

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
Average number of vessels	9.2	11.5	10.7	10.3
Average age of vessels	2.5	2.5	2.6	2.6

References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Safe Bulkers,” the “Company,” “us,” “we,” “our” or similar terms when used in a historical context refer to Safe Bulkers, Inc., the Subsidiaries, the Additional Companies, or to such entities collectively, and when used in the present tense or prospectively refer to Safe Bulkers, Inc. or any one or more of its subsidiaries, including the Subsidiaries, or to such entities collectively.

Our Charters

We, through our Manager, actively manage the employment of our fleet between period time charters, which can last several years, and spot charters, which generally last up to three months. As of December 31, 2007, 74.32% (on a dwt basis) of our fleet was deployed on period time charters with large consumers of marine drybulk transportation services, including Bunge, Cargill and Daiichi or their respective affiliates. We have arranged to place six of our current vessels and two of our newbuilds under five-year period time charters commencing in late 2008, 2009 and 2010 and one of our newbuilds under a 20-year period time charter commencing in 2011. By chartering these vessels in advance, we have been able to take advantage of the recent strong market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered. In addition, as of December 31, 2007, we had arranged one- to three-year period time charters commencing in 2008 for the three vessels in our fleet which were deployed on spot charters as of December 31, 2007. Period time charters and trip time charters, which are a type of spot charter, are contracts for the use of a vessel for a specific period of time during which the charterer pays substantially all the voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, but the vessel owner pays the vessel operating expenses, which include costs for crewing, insurance, lubricants, spare parts, provisions, stores, maintenance and repairs, statutory and classification expense, drydocking and intermediate and special surveys and other miscellaneous items. We have rarely deployed the vessels in our fleet on voyage charters, which is another type of spot charter, under which the vessel owner typically pays for both voyage expenses and vessel operating expenses. As a result, generally, references to spot charters in this prospectus are to trip time charters.

Our Manager

Our operations are managed by our Manager, Safety Management Overseas S.A., under the supervision of our executive officers and our board of directors. Under our management agreement, our Manager will provide us and our Subsidiaries with technical, administrative and commercial services for an initial term expiring two years following the completion of this offering, with automatic one-year renewals for an additional eight years, at our option. Our Manager is ultimately owned by Machairiotissa Holdings, which is a corporation wholly owned by Polys Hajioannou.

Factors Affecting Our Results of Operations

Our financial results are largely driven by the following factors:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days (also referred to as voyage days) as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. Available days are used to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance. Operating days are used to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our ownership days during that period. During the three years ending December 31, 2007, our average annual fleet utilization rate was approximately 99.74%. However, an increase in annual off-hire days could reduce our operating days, and therefore, our fleet utilization. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special surveys.

•

Time charter equivalent rates. We define time charter equivalent rates, or TCE rates, as our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and trip time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and trip time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charter and, as a result, generally our TCE rates equal our time charter rates.

•

Daily vessel operating expenses. We define daily vessel operating expenses to include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period. Our ability to control our fixed and variable expenses, including our daily vessel operating expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, including certain crew wages, are denominated can cause our vessel operating expenses to increase.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the periods indicated:

	Year Ended December 31,			Pro Forma
				Year Ended December 31, 2007
	2005	2006	2007
Ownership days	3,370	4,208	3,914	3,778
Available days	3,350	4,208	3,914	3,778
Operating days	3,343	4,205	3,913	3,777
Fleet utilization	99.21%	99.94%	99.98%	99.99%
TCE rates	$23,713	$22,550	$42,327	$42,604
Daily vessel operating expenses	$3,076	$3,106	$3,176	$3,263

Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter rates that our vessels earn under our charters, which, in turn, are affected by a number of factors, including:

•	levels of demand and supply in the drybulk shipping industry;

•	the age, condition and specifications of our vessels;

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•

the availability of our vessels, which is related to the amount of time that our vessels spend in drydock undergoing repairs and the amount of time required to perform necessary maintenance or upgrade work; and

•	other factors affecting charter rates for drybulk vessels.

Revenues from our period time charters comprised 47.8% of our charter revenues for the year ended December 31, 2006 and 48.9% of our charter revenues for the year ended December 31, 2007. The revenues from our spot charters comprised 52.2% of our charter revenues for the year ended December 31, 2006 and 51.1% of our charter revenues for the year ended December 31, 2007.

After giving effect to the removal of the Additional Companies and the activities of the sold vessel Pedhoulas Farmer from our company, our pro forma revenues from our period time charters comprised 49.3% of our charter revenues for the year ended December 31, 2006 and 50.1% of our charter revenues for the year ended December 31, 2007, and our pro forma revenues from our spot charters comprised 50.7% of our charter revenues for the year ended December 31, 2006 and 49.9% of our charter revenues for the year ended December 31, 2007.

Our expected revenues, based on contracted charter rates, from our current period time charter arrangements for our drybulk vessels are shown for the periods indicated in the table below. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

Contracted Revenues From Period Time Charters and Contracted Period Time Charter Days
as of December 31, 2007 (1)
(U.S. dollar amounts in thousands)

	2008	2009	2010	2011	On and After January 1, 2012	Total
Contracted Revenues (2), (3), (4), (5), (6)	$149,571	$105,611	$91,869	$66,508	$156,081	$569,640
Fleet’s Contracted Period Time Charter Days	3,062	2,459	2,369	1,890	4,527	14,307
Percentage of anticipated available days (7)	75.9%	50.6%	36.1%	27.4%	18.6%	32.3%

(1)	Annual revenue calculations are based on an assumed 365 revenue days per annum and include scheduled drydocking days.

(2)

Does not include the five-year period time charter with Kawasaki Kisen Kaisha, Ltd, or K-Line, entered into on March 5, 2008 pursuant to which K-Line will charter the Marina or a sister ship commencing in the third or fourth quarter of 2008. The gross daily charter rates under this charter are $61,500, $51,500, $41,500, $31,500 and $21,500 during the first, second, third, fourth and fifth years, respectively, subject to a 2.5% commission.

(3)

Does not include the 20-year period time charter with Eastern Energy Pte. Ltd. entered into on February 7, 2008 pursuant to which Eastern Energy Pte. Ltd. will charter the vessel to be named Kanaris commencing in the third or fourth quarter of 2011. The gross daily charter rate under this charter is $25,928 subject to a 2.5% commission.

(4)

Does not include the five-year period time charter with Shinwa entered into on March 13, 2008 pursuant to which Shinwa will charter the Maritsa or a sister ship commencing in the first quarter of 2010. Pursuant to the charter, Shinwa may choose from among three charter rate structures, and must select among them prior to the commencement of the charter. Under the first option, the gross daily charter rates under this charter are $32,000 during the first and second years, $28,000 during the third year and $24,000 during the fourth and fifth years; under the second option, the gross daily charter rates under this charter are $32,500 during the first, second and third years and $21,250 during the fourth and fifth years; and under the third option, the gross daily charter rate under this contract is $28,000 during all five years. In each case, gross daily charter rates under this charter are subject to a 1.25% commission.

(5)

Does not include the five-year period time charter with K-Line, entered into in April 2008, pursuant to which K-Line will charter the Pedhoulas Trader commencing in July 2008. The gross daily charter rates under this charter are $69,000, $56,500, $42,000, $20,000 and $20,000 during the first, second, third, fourth and fifth years, respectively, subject to a 1.00% commission.

(6)

Does not include the period time charter with Daiichi, entered into on April 17, 2008, pursuant to which Daiichi will charter the Eleni commencing in November 2008 through October 2009. The gross daily charter rate under this charter is $77,000 per day, subject to a 1.25% commission.

(7)	Percentage of anticipated available days on and after January 1, 2012 is from January 1, 2012 to March 15, 2015.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable than those on period time charters, but may enable us to capture increased profit margins during periods of high drybulk charter rates, although we are exposed to the risk of low drybulk charter rates, which may have a materially adverse impact on our financial performance. If we fix vessels on period time charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels. We are constantly evaluating opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters if we can obtain contract terms that satisfy our criteria.

Commissions

We pay (through our Manager) commissions ranging from 1.25% to 5.0% on our period time and trip time charters, which are a type of spot charter, to unaffiliated ship brokers, other brokers associated with our charterers and to our charterers. These commissions are directly related to our revenues, from which they are deducted. We expect that the amount of our total commissions to unaffiliated ship brokers and unaffiliated in-house brokers will continue to grow as the size of our fleet grows and revenues increase following delivery of our eight contracted newbuilds and as a result of additional vessel acquisitions. These commissions do not include fees we pay to our Manager, which are described under “—General and Administrative Expenses.”

Voyage Expenses

We charter our vessels primarily through period time charters and trip time charters under which the charterer is responsible for most voyage expenses, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo. We are responsible for the remaining voyage expenses such as draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. We generally do not employ our vessels on voyage charters under which we would be responsible for all voyage expenses, therefore we have not experienced during the relevant periods, and do not expect to experience, material changes to our voyage expenses.

Vessel Operating Expenses

Vessel operating expenses include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. Due to the young age of our vessels, our main vessel operating expenses are costs for crewing, insurance, spares, stores and provisions, lubricants, taxes and other miscellaneous items. We expect that crewing costs will continue to increase in the future due to the shortage in the supply of qualified personnel. In addition, we expect that insurance costs, drydocking and maintenance costs will increase as our vessels age. Our total vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of the acquisition of our eight contracted newbuilds in late 2008, 2009 and 2010 and as we further grow our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including changes in the market price of lubricants due to increases in oil prices, may also cause these expenses to increase. In addition, a portion of our vessel operating expenses, primarily crew wages to our Greek crew members, are in currencies other than the U.S. dollar. These expenses may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Depreciation

We depreciate our drybulk vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date of delivery from the shipyard. Furthermore, we estimate the residual value of our vessels to be $182 per light-weight ton.

We do not amortize special survey and drydocking costs, but expense such costs as incurred.

Vessels, Net

Vessels are recorded at their historical cost, which consists of the contract purchase price, any direct material expenses incurred upon acquisition (including improvements, on-site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) and financing costs incurred during the construction of the vessel. Subsequent expenditures for conversions and major improvements are also capitalized when it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. If such factors are not met, such expenditures are not capitalized and, instead, are charged to expenses as incurred.

Our predecessor combined financial statements do not include any capitalized interest costs. We financed vessel construction through owners advances during the relevant periods and utilize the specific loan method of accounting. As a result, no interest was capitalized as a component of vessel cost for our current vessels. Capitalized interest may be a component of vessel cost in the future, as we expect to finance future vessel construction with additional bank debt instead of owners advances.

Since January 1, 2005, our Manager has received a commission of 1.0% of the contract price of vessel purchases upon delivery of our acquired vessels through separate arrangements with Itochu Corporation, a trading house that has facilitated such purchases and which is also the counterparty in the applicable newbuild contracts. Itochu Corporation has also agreed to pay our Manager a 1.0% commission on the contract prices of the Eleni and Martine, two of our newbuilds, payable upon each of our installment payments, including upon delivery, for these newbuilds. Under our management agreement with our Manager, which will be entered into prior to the closing of this offering, for purchases of vessels including with respect to each of our contracted newbuilds, other than the Eleni and Martine, we will pay our Manager a commission of 1.0% on the contract price of the relevant vessel for our Manager’s services in connection with finalizing the contract, arranging for various regulatory approvals and bank financing and other administrative services. In addition, we will pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. These amounts payable to our Manager will be included as part of the vessel cost.

General and Administrative Expenses

During the period from January 1, 2005 to December 31, 2007, we paid our Manager a management fee of $50,000 per year for each vessel in our fleet and a fee of 0.4% on gross freight, charter hire, ballast bonus and demurrage, excluding any amortization of time charter discount to revenue. The management fee has been recorded as a general and administrative expense. We have amended the existing vessel management agreements, and from January 1, 2008 we are now required to pay to our Manager a management fee of $575 per day per vessel and a fee of 1.0% on gross freight, charter hire, ballast bonus and demurrage.

Following the date of this offering, and in addition to the fees described above, we will pay our Manager the commissions and fees with respect to vessel purchases and newbuilds described above in “—Vessels, Net” and the commissions with respect to vessel sales described below under “—Gain on Sale of Assets.” Although we have not, within the past five years, deployed our vessels on bareboat charter and do not currently have any plans to deploy our vessels on bareboat charter, under our management agreement, we will also provide our Manager with a fee of $250 per day per vessel deployed on bareboat charter for providing commercial, technical and administrative services. We expect that the amount of our total management fees will increase following the delivery of our eight contracted newbuilds and as a result of additional vessel acquisitions.

Our predecessor combined financial statements for prior periods show our results of operations as a private company when we did not pay any compensation to our directors and officers. After the completion of this offering we will be a public company, and we expect to incur additional general and administrative expenses as a public company. We expect that the primary components of general and administrative expenses, other than the management fees described above, will consist of expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002.

After giving effect to the removal of the Additional Companies and the sold vessel Pedhoulas Farmer from our company, the increase of $2.6 million in fees payable to our Manager effective as of January 1, 2008, together with our projected public company-related expenses and director remuneration of $2.2 million, our general and administrative expenses will increase by an estimated $4.8 million per year.

Interest Expense and Other Finance Costs

We incur interest expense on outstanding indebtedness under our existing credit facilities, which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs and amortization and write-off of deferred finance charges. Since December 31, 2007, we have incurred, and will incur in the future, additional interest expense on our outstanding borrowings and future borrowings, including financing costs in connection with establishing our new credit facilities for our Subsidiaries Avstes, Efragel and Marindou, and two additional credit facilities for which we have accepted commitment letters of $45.0 million each, to be entered into by the Subsidiaries Eniaprohi and Eniadefhi, respectively. For a description of our existing credit facilities, and our proposed new credit facilities, please read “—Credit Facilities” and “Description of Indebtedness.”

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Gain on Sale of Assets

The Additional Companies and the Subsidiary Maxpente each owned vessels that were sold prior to December 31, 2007. Below is a table listing the vessels, their classes, the name of the owning entities prior to disposal and dates of disposal.

Vessel Name	Class	Owner	Disposal Date
Marina (the “Old Marina”) (1)	Panamax	Maripol Shipping Corporation	June 8, 2005
Pelopidas	Panamax	Pelodimous Shipping Corporation	November 30, 2006
Sophia (the “Old Sophia”) (1)	Panamax	Sofikal Shipping Corporation	April 11, 2006
Pedhoulas Farmer	Kamsarmax	Maxpente Shipping Corporation	January 9, 2007
Pedhoulas Fighter	Kamsarmax	Maxtria Shipping Corporation	January 26, 2007
Kanaris (the “Old Kanaris”) (1)	Panamax	Kanastro Shipping Corporation	February 20, 2007
Eleni (the “Old Eleni”) (1)	Panamax	Eleoussa Shipping Corporation	March 26, 2007

(1)	Certain of the sold vessels have the same name as certain vessels in our current fleet, and we refer to these sold vessels as the Old Marina, Old Sophia, Old Kanaris and Old Eleni, as applicable.

The aggregate gains on the sale of these assets were as follows:

Year Ended December 31,
2005	2006	2007
$26.8 million	$37.0 million	$112.4 million

In connection with each of these asset sales, we have in the past paid our Manager, and will continue to pay our Manager under our management agreement, a commission of 1.0% of the sale price of the vessel. We expect that revenue from vessel sales will decrease in the future as we do not expect to sell vessels at the same rate as vessels have been sold between January 1, 2005 and December 31, 2007. We expect that commissions payable to our Manager on vessel sales will decrease for the same reason.

Early Redelivery Cost

Early redelivery cost reflects amounts payable to charterers for early termination of a period time charter resulting from our request for early redelivery of a vessel. We generally request such early redelivery when we would like to take advantage of a strong period time charter market environment and believe that an opportunity to enter into a similarly priced period time charter is not likely to be available when the relevant vessel is originally scheduled to be redelivered.

We have entered into such arrangements for early redelivery and incurred such costs in the past, and we may continue to do so in the future, depending on market conditions. On March 9, 2007, we agreed with the charterers of the Stalo to terminate the then-existing period time charter on the vessel. The period time charter had commenced on January 18, 2006, at a daily gross charter rate of $13,500, and was contractually due to expire in May 2011. We desired to terminate the charter because the contracted charter rate was significantly lower than the charter rates that we could receive for the vessel in March 2007. Under the new agreement with the charterer, (a) we were required to pay the charterer $3.4 million upon termination of the old period time charter and redelivery of the vessel and (b) the charterer was offered the opportunity to charter the Marina, Sophia and Pedhoulas Leader under period time charters for periods of up to 5 to 14 months at below-market rates. The effect of chartering these three vessels at below-market rates for the agreed periods was determined to be $11.0 million and was recorded as a cost of terminating the existing period time charter on the Stalo. We also recognized a period time charter discount for the same amount, which will be released to charter revenue over the period of the respective below-market rate period time charters. The total cost of the early termination of the Stalo period time charter amounted to $14.4 million. The Stalo was subsequently fixed on two spot charters, at daily charter rates of $47,500 and $50,000, prior to entering into a two-year period time charter from July 2007 until July 2009, at a daily charter rate of $48,500. These, together, are expected to generate revenues of $40.0 million, which is greater than the total cost of $14.4 million attributable to the early termination of the Stalo period time charter. We anticipate that additional revenues will be obtained from chartering the Stalo from July 2009 to May 2011, which is when the Stalo had originally been scheduled to be redelivered.

On September 20, 2007, we entered into an agreement, at our request, with the then-current charterer of the Katerina to terminate the charter earlier than the originally scheduled termination date of November 9, 2007. That charter had commenced on August 9, 2006 at a daily gross charter rate of $23,125, which was significantly lower than the charter rates that we could receive for the vessel in September 2007. As compensation for early redelivery, we agreed to pay the charterers an amount equal to $1.1 million. The vessel was redelivered on September 30, 2007 and was subsequently fixed on a spot charter until December 2007 at a daily charter rate of $78,000. The revenue earned by this subseqent charter during the period from September 30, 2007 until November 9, 2007 was $3.1 million, which was higher than the $1.1 million cost of early redelivery of the Katerina.

On October 17, 2007, we entered into an agreement, at our request, with the then-current charterer of the Marina to terminate the charter earlier than the originally scheduled termination date of May 22, 2008 in connection with the redelivery of the Stalo, as described above. The charter had commenced on March 26, 2007 at a daily gross charter rate of $25,000. The Marina was redelivered on January 30, 2008, and the actual compensation payable to the charterer amounted to $6.5 million, compared to $6.7 million, which was the estimated amount as of December 31, 2007. The early redelivery costs recorded with the predecessor combined statement of operations for the year ended December 31, 2007 with respect to the Marina amounted to $5.5 million. This amount was comprised of the estimated compensation payable of $6.7 million, which was offset in part by the remaining unamortized portion of the Marina’s time charter discount of $1.2 million in connection with the Stalo redelivery transaction. The vessel was fixed on a spot charter until April 23, 2008 at a daily rate of $56,500 and has been subsequently fixed on another spot charter until June 30, 2008.

The remaining early redelivery cost of $0.5 million for the year ended December 31, 2007 and $0.2 million for the year ended December 31, 2006 represents cash compensation owed to various charterers for agreeing to redeliver their respective chartered vessels for up to fifteen days earlier than the contractual expiry of the relevant period time charters. These costs are expensed in the periods incurred because no replacement charter agreements were secured at the time of the applicable redelivery agreement.

On March 7, 2008, Petra agreed with the charterers of the Pedhoulas Trader to terminate the $54,000 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. We estimate that the compensation payable to the charterer for early redelivery of the vessel, which is expected to occur on May 30, 2008, will be approximately $800,000.

Results of Operations

Year ended December 31, 2007 compared to the year ended December 31, 2006

During the year ended December 31, 2007, we had an average of 10.7 drybulk vessels in our fleet. During the year ended December 31, 2006, we had an average of 11.5 drybulk vessels in our fleet.

During the year ended December 31, 2007, we acquired the following vessels: Pedhoulas Leader, a Kamsarmax class vessel and Sophia, a Post-Panamax class vessel.

During the year ended December 31, 2007, we sold the following vessels: Old Kanaris, a Panamax class vessel and Old Eleni, a Panamax class vessel. During this period, we also sold two Kamsarmax class vessels, the Pedhoulas Farmer and the Pedhoulas Fighter, immediately upon their delivery to us from the shipyard during the same period, pursuant to agreements with the purchasers of these vessels.

During the year ended December 31, 2006, we acquired the following vessels: Stalo, a Post-Panamax class vessel; Marina, a Post-Panamax class vessel; Pedhoulas Merchant, a Kamsarmax class vessel; and Pedhoulas Trader, a Kamsarmax class vessel.

During the year ended December 31, 2006, we sold the following vessels: Pelopidas, a Panamax class vessel and Old Sophia, a Panamax class vessel.

Revenues

Revenues increased by 73.8% or $73.1 million to $172.1 million during the year ended December 31, 2007, from $99.0 million during the year ended December 31, 2006. This increase is attributable primarily to an increase in the daily charter rates payable under our charters. Revenues were also affected by a decrease in the number of operating days due to sales of the Kanaris and the Old Eleni, which were not offset by the deliveries of the Pedhoulas Leader and the Sophia. During the year ended December 31, 2007, our operating days decreased by 6.9% to 3,913 days, compared to 4,205 operating days for the year ended December 31, 2006.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2007 amounted to $6.2 million, an increase of $2.5 million, or 67.6%, compared to $3.7 million during the year ended December 31, 2006 and were 3.74% and 3.60% of revenues during the year ended December 31, 2006 and 2007, respectively. The increase in such commissions resulted primarily from the increase in daily charter rates and was similarly affected by the decrease in operating days due to vessel sales.

Vessel operating expenses

Vessel operating expenses decreased by 5.3%, or $0.7 million to $12.4 million during the year ended December 31, 2007, from $13.1 million during the year ended December 31, 2006. The decrease is primarily attributable to the 6.9% decrease in operating days during the year ended December 31, 2007 as compared to the year ended December 31, 2006 resulting from vessel sales. The primary components of our vessel operating expenses such as costs for crewing, and insurances, were moderately increased, while all other cost components decreased. During the year ended December 31, 2007 costs for crewing increased by 3.0%, or $0.2 million, to $6.8 million, compared to $6.6 million during the year ended December 31, 2006. This increase was primarily due to the rising cost of crew salaries, in particular for our Greek crew members who are paid in euros, as a result of the rising strength of the euro compared to the U.S. dollar since December 31, 2006. During the year ended December 31, 2007 the cost for insurance increased by 7.7%, or $0.1 million, to $1.4 million, compared to $1.3 million during the year ended December 31, 2006, and the cost for lubricants during this period remained stable. Daily operating expenses remained relatively constant during the year ended December 31, 2007, at $3,176 per day, compared to $3,106 per day during the year ended December 31, 2006.

Depreciation

Depreciation expense remained constant during the year ended December 31, 2007, at $9.6 million compared to $9.6 million during the year ended December 31, 2006. This reflects the relatively constant number of ownership days as a result of vessel acquisition and vessel sales.

General and administrative expenses—Management fee to related party

General and administrative expenses, which consisted of management fees paid to our Manager, increased 20.0%, or $0.2 million, to $1.2 million during the year ended December 31, 2007, from $1.0 million during the year ended December 31, 2006 due to an increase in our revenues.

Interest expense

Interest expense increased $2.1 million, or 34.4%, to $8.2 million during the year ended December 31, 2007 from $6.1 million during the year ended December 31, 2006. The increase in interest expense was due to the increase in the weighted average amount of loans outstanding to $241.9 million during the year ended December 31, 2007, compared to $183.0 million during the year ended December 31, 2006, as well as the increase in the weighted average interest rate during the year ended December 31, 2007 to 3.35% from 3.27% during the year ended December 31, 2006. See “—Credit Facilities.”

Loss on derivatives

Loss on derivatives decreased $1.3 million, or 64.14%, to a loss of $0.7 million during the year ended December 31, 2007, from a loss of $2.0 million during the year ended December 31, 2006. The decrease of $1.3 million includes the effect from foreign exchange derivatives as well as from interest rate derivatives. The effect from foreign exchange derivatives, which amounts to a decrease of $1.5 million in losses, was due to the declining volume of derivatives contracts in the periods under comparison, as on December 31, 2007 there were no derivative contracts outstanding, versus a notional amount of $13.5 million of such contracts on December 31, 2006. The effect of the interest rate swap concluded on the Kerasies loan amounted to a loss of $0.2 million, representing the negative fair value as of December 31, 2007. No interest rate derivatives were outstanding as of December 31, 2006.

Foreign currency (loss)/gain

Foreign currency (loss)/gain was $(13.8) million during the year ended December 31, 2007, compared to $(3.3) million during the year ended December 31, 2006, representing a change of $10.5 million resulting primarily from more unfavorable currency translation between the U.S. dollar against the Japanese yen and the Swiss franc. As two loans in foreign currencies were converted during 2007 to the U.S. dollar, the outstanding percentage of principal in foreign currencies was reduced to 47.3% as of December 31, 2007, reducing the possibility of foreign currency differences in the future.

Gain on sale of assets

Gain on sale of assets for the year ended December 31, 2007 reflects the sale of the Old Kanaris, Old Eleni, Pedhoulas Farmer and Pedhoulas Fighter to third party drybulk operators for an aggregate contract price of $220.2 million, representing a gain of $112.4 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $2.2 million in commissions. Gain on sale of assets for the year ended December 31, 2006 reflects the sale of the Pelopidas and the Old Sophia to third party drybulk operators for an aggregate contract price of $78.1 million, representing a gain of $37.0 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $0.8 million in commissions.

Year ended December 31, 2006 compared to year ended December 31, 2005

During the year ended December 31, 2006, we had an average of 11.5 drybulk vessels in our fleet. During the year ended December 31, 2005, we had an average of 9.2 drybulk vessels in our fleet.

During the year ended December 31, 2006, we acquired the following vessels: Stalo, a Post-Panamax class vessel; Marina, a Post-Panamax class vessel; Pedhoulas Merchant, a Kamsarmax class vessel; and Pedhoulas Trader, a Kamsarmax class vessel.

During the year ended December 31, 2006, we sold the following vessels: Pelopidas, a Panamax class vessel and Old Sophia, a Panamax class vessel.

During the year ended December 31, 2005, we acquired the following vessels: Maritsa, a Panamax class vessel and Old Eleni, a Panamax class vessel.

During the year ended December 31, 2005, we sold the following vessel: Old Marina, a Panamax class vessel.

Revenues

Revenues increased 19.4%, or $16.1 million, to $99.0 million during the year ended December 31, 2006, from $82.9 million during the year ended December 31, 2005. This increase is attributable primarily to an increase in the number of operating days resulting from vessel acquisitions. During the year ended December 31, 2006, we had a total of 4,205 operating days, compared to 3,343 operating days during the year ended December 31, 2005, representing an increase of 25.8%. Revenues were also affected by a decrease in average daily charter rates throughout the drybulk shipping industry during the year ended December 31, 2006. For example, the average one-year daily period time charter rates for Panamax class vessels was $22,475 during 2006 compared to $27,854 during 2005. Please see the section of this prospectus entitled “The International Drybulk Shipping Industry” for a discussion of the historical market for time charter rates.

Commissions

Commissions to unaffiliated ship brokers, other brokers associated with our charterers and our charterers during the year ended December 31, 2006 amounted to $3.7 million, an increase of $0.5 million, or 15.6%, compared to $3.2 million during the year ended December 31, 2005, and comprised 3.7% of revenues during the year ended December 31, 2006 and 3.9% of revenues during the year ended December 31, 2005. The increase in such commissions resulted primarily from the increase in the number of operating days resulting from vessel acquisitions and was offset in part by the decrease in our average daily charter rates.

Vessel operating expenses

Vessel operating expenses increased 26.0%, or $2.7 million, to $13.1 million during the year ended December 31, 2006, from $10.4 million during the year ended December 31, 2005. The increase is primarily attributable to the 25.8% increase in operating days due to vessel acquisitions. During the year ended December 31, 2006, the primary components of our vessel operating expenses, costs for crewing, increased by 22.2% to $6.6 million during the year ended December 31, 2006 from $5.4 million during the year ended December 31, 2005, and for lubricants increased by 50.0% to $1.5 million during the year ended December 31, 2006 from $1.0 million during the year ended December 31, 2005. Daily operating expenses remained relatively constant at $3,106 per day during the year ended December 31, 2006 and $3,076 per day during the year ended December 31, 2005.

Depreciation

Depreciation expense increased 26.3%, or $2.0 million, to $9.6 million during the year ended December 31, 2006, from $7.6 million during the year ended December 31, 2005. The increase was primarily the result of an increase in the number of our vessels, the higher cost of our new vessels and an increase in the number of ownership days during the year ended December 31, 2006.

General and administrative expenses—Management fee to related party

General and administrative expenses, which consisted of management fees paid to our Manager, increased 25.0%, or $0.2 million, to $1.0 million during the year ended December 31, 2006, from $0.8 million during the year ended December 31, 2005 due to the increase in the number of vessels in our fleet and an increase in our revenues.

Interest expense

Interest expense increased $2.4 million, or 64.9%, to $6.1 million during the year ended December 31, 2006 from $3.7 million during the year ended December 31, 2005. The increase in interest expense was due to the higher interest rates of our loans as well as the increase in the amounts outstanding under our credit facilities during the relevant periods. The weighted average interest rate during the year ended December 31, 2006 was 3.27% compared to 2.30% during the year ended December 31, 2005. The weighted average amount of loans outstanding during the year ended December 31, 2006 was $183.0 million, while during the year ended December 31, 2005, the weighted average was $157.0 million. See “—Credit Facilities.”

Loss on derivatives

Loss on derivatives decreased $1.2 million, or 37.5% to a loss of $2.0 million during the year ended December 31, 2006, from a loss of $3.2 million during the year ended December 31, 2005. The decrease of $1.2 million was due to the declining volume of derivatives contracts in the periods under comparison, as on December 31, 2006 there were outstanding derivatives contracts of notional amount of $13.5 million versus notional amount $38.3 million on December 31, 2005.

Foreign currency (loss)/gain

Foreign currency (loss)/gain decreased $16.8 million, or 124.4%, to a loss of $3.3 million during the year ended December 31, 2006, from a gain of $13.5 million during the year ended December 31, 2005 primarily as a result of unfavorable currency translation between the U.S. dollar and the Japanese yen and the Swiss franc.

Gain on sale of assets

Gain on sale of assets during the year ended December 31, 2006 reflects the sale of the Pelopidas and the Old Sophia to third party drybulk operators for an aggregate contract price of $78.1 million, representing a gain of $37.0 million over the net book value of such vessels at the time of sale. In connection with these sales, we paid our Manager an aggregate of $0.8 million in commissions. Gain on sale of assets during the year ended December 31, 2005 reflects the sale of the Old Marina to a third party drybulk operator for an aggregate contract price of $46.6 million, representing a gain of $26.8 million over the net book value of this vessel at the time of sale. In connection with this sale, we paid our Manager $0.5 million in commissions.

Liquidity and Capital Resources

Historically, our principal source of funds has been advances provided by our owners, operating cash held on our behalf by our Manager, long-term bank borrowings of the Subsidiaries and the Additional Companies and cash from vessel sales held on our behalf by our Manager. In the past, our principal use of funds has been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make repayments of bank loans and owners advances and, more recently, pay dividends.

As of December 31, 2007, we, through the Subsidiaries, had an aggregate of $322.9 million (based on prevailing exchange rates as of that date) outstanding under various credit agreements to finance the purchase of the vessels owned by such entities, comprised of outstanding amounts in U.S. dollars, Japanese yen and Swiss francs. As of December 31, 2007, none of the Additional Companies had any borrowings outstanding. In connection with this indebtedness, we are currently exposed to currency fluctuations. As of December 31, 2007, of our aggregate indebtedness, CHF86.5 million (the equivalent of $76.7 million, based on an exchange rate of CHF1.1267:$1.00 on December 31, 2007) was denominated in Swiss francs and ¥8.5 billion (the equivalent of $75.8 million, based on an exchange rate of ¥112.35:$1.00 on December 31, 2007) was denominated in Japanese yen. We have historically borrowed amounts under our credit facilities in currencies other than the U.S. dollar due to the lower interest rates applicable to borrowings in such currencies. However, since January 1, 2008, we have converted a significant portion of the outstanding amounts under our credit facilities in currencies other than the U.S. dollar into U.S. dollar amounts, resulting in a further reduction of the percentage of outstanding principal amount denominated in foreign currencies from 47.3% on December 31, 2007 to approximately 3.5% as of March 31, 2008, reducing our exposure to currency fluctuations. We intend to convert the amount of CHF12.9 million (the equivalent of $12.99 million) that was outstanding as of March 31, 2008 under the loan agreement into the U.S. dollar at a time when we deem market conditions to be more favorable. We have not hedged our currency exposure and, as a result, prior to the conversion of our loan to the U.S. dollar, our available funds may be affected by changes in the value of the U.S. dollar relative to the Swiss franc. Following the conversion, we will still be exposed to currency fluctuations with respect to the Japanese yen and the euro in connection with certain of our newbuild contracts, two of which are denominated in Japanese yen, and certain of our vessel operating expenses, such as crew wages to our Greek crew members, which are denominated in euros.

Since December 31, 2007, we, through three of our Subsidiaries, have entered into three new credit agreements, under which we have borrowed an aggregate of $120.0 million. We have used these borrowings to refinance $38.5 million of our existing debt, repay advances from owners and pay dividends. We are also intending to enter into a proposed new credit facility of $200.0 million before the end of 2009, part of which will be used to finance capital expenditures, including a portion of the contract prices of our eight contracted newbuilds, payment of advances to current owners, compliance with international shipping standards, environmental laws and regulations and working capital. In addition, we have accepted commitment letters to enter into two additional credit facilities for $45.0 million each to finance capital expenditures, including newbuild contracts, and to provide working capital with respect to two of our newbuilds scheduled for delivery in late 2008 and early 2009. For more details on the two new credit facilities, see “—New Credit Facilities” and “Description of Indebtedness.”

We will require capital to fund ongoing operations, including expenses we incur as a public company following the completion of this offering, the payment of dividends and the construction and acquisition of new vessels and to service existing indebtedness and any other indebtedness that we may incur in the future. Following the completion of this offering and taking into account generally expected market conditions, we anticipate that internally generated cash flow and borrowings under our credit facilities, including our two new credit facilities of $45.0 million each with respect to our newbuilds, will be sufficient to fund the operations of our fleet, including our working capital requirements, and the payment of dividends until the end of 2009. At that time, we expect to require additional indebtedness to partially fund our remaining commitments of an estimated $180.6 million with respect to our newbuilds.

In March and April 2008 we settled all intercompany balances as of December 31, 2007 with our Manager and with our owners. In connection with this, in January 2008, our Manager repaid on our behalf prior advances from owners in the amount of $10.1 million, resulting in a corresponding decrease in amounts due from our Manager. In March and April 2008, we paid a dividend of $147.8 million to Polys Hajionnou and Nicolaos Hadjioannou, our current owners, which was funded from amounts due from our Manager. Finally, in order to settle the remaining amount of $4.0 million due from our Manager, $4.0 million in restricted cash in collateral accounts held by our Manager was transferred in April 2008 to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer.

In addition to the $147.8 milllion dividend paid to our current owners in March and April 2008, an estimated additional dividend of $31.0 million, which will be funded using amounts due from our Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of either of this dividend.

In March 2008, we paid $7.7 million as advances for vessels under construction funded by advances from our current owners. On May 27, 2008, we will be required to pay an additional ¥400 million as advances for a vessel under construction funded by advances from our current owners. These advances will be paid back to our current owners from either surpluses from operations or from future credit facilities. Immediately after the closing of this offering, we expect to have $20.0 million in cash held by our Subsidiaries of which $16.0 million comprises cash and cash equivalents and $4.0 million comprises restricted cash, aggregate indebtedness of $416.8 million plus the equivalent of ¥400 million in U.S. dollars as of May 27, 2008, and available borrowing capacity of $90.0 million under our two additional credit facilities for which we have accepted commitment letters of $45.0 million each, to be entered into by the Subsidiaries Eniaprohi and Eniadefhi.

We intend, following the completion of this offering, to pay a quarterly dividend of $0.475 per share, or $1.90 per share per year and expect to pay our first dividend following this offering in August 2008, calculated based on the pro rata amount of the quarterly dividend for the period from the closing of this offering until the end of the second quarter of 2008. We expect that the dividend we intend to pay to stockholders following the completion of this offering will represent a significant portion of our cash flows from operations. We intend to raise $200.0 million of additional borrowing capacity. If we are unable to secure this additional borrowing, our ability to pay dividends will be adversely affected.

We also expect to retain a portion of our cash to help fund the future growth of our fleet, other capital expenditures and debt repayments, as determined by our board of directors. After giving pro forma effect to the removal of the Additional Companies (and the associated $112.4 million gain on their sale), the activities of our Subsidiary Maxpente with respect to the Pedhoulas Farmer (a vessel sold on January 9, 2007 immediately following its acquisition by Maxpente) and to the other adjustments (see “Unaudited Pro Forma Combined Condensed Financial Statements”) with respect to our combined statement of operations for the year ended December 31, 2007, our net income on a pro forma basis was $87.8 million for 2007. This reflects, on a pro forma basis, the operations of fewer vessels than we anticipate having in our fleet in 2008, 2009 and 2010 and a daily TCE rate below the average rate for which we already had, as of December 31, 2007, period time charter commitments for the following percentages of our fleet’s anticipated available days: 2008—75.9%, 2009—50.6% and 2010—36.1%. We therefore expect that our contracted revenues when compared with our anticipated operating expenses and financing costs will provide the liquidity necessary to support our dividend policy and our growth. As of December 31, 2007, our contracted period time charter arrangements for 2008 through 2010 were expected to provide revenues of $347.1 million. Additionally, the contracted revenue from period time charters is expected to be $66.5 million for 2011 and $156.1 million from January 1, 2012 onwards. Overall, as of December 31, 2007, the contracted revenue for these years is $569.6 million. However, in the event our future liquidity needs are greater than expected, it could reduce or eliminate the cash available for distributions as dividends. In such event, our board of directors may change our dividend policy.

Our Subsidiaries are incorporated under the laws of the Republic of Liberia, which generally prohibit the payment of dividends other than from surplus or net profits, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. Additionally, under the terms of certain of our existing credit facilities, our Subsidiaries are not permitted to pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends.

Cash Flows

Net Cash (Used in)/Provided by Operating Activities

The cash we generate from operating activities is reflected as cash used in operating activities for all periods presented, mainly as a result of our arrangements with our Manager. Under our arrangements with our Manager, our Manager undertakes the execution of all financial transactions on our behalf with respect to third parties and our owners. As a result, all of our cash from a period, including cash from operating activities, investing activities and financing activities, is maintained in the name of our Manager and is reflected as amounts Due from Manager in the predecessor combined statements of cash flows for such period.

For the year ended December 31, 2007, amounts Due from Manager decreased by $143.0 million (which includes the $88.4 million of net cash provided by investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $366.9 million of net cash used in financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) compared to an increase of $83.0 million (which includes the $33.8 million of net cash used in investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $46.6 million of net cash provided by financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) for the year ended December 31, 2006. This decrease of $143.0 million during the year ended December 31, 2007, was mainly due to settlement of intercompany accounts with our Manager and our owners, including dividend payments of $383.9 million, partially offset by increased proceeds from long term debt. The increase in amounts Due from Manager for the years ended December 31, 2006 and 2005, remained relatively steady at $83.0 million (which includes the $33.8 million of net cash used in investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $46.6 million of net cash provided by financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) for the year ended December 31, 2006, compared to $80.5 million (which includes the $6.1 million of net cash used in investing activities shown below in the section “—Net Cash (Used in)/Provided by Investing Activities” and the $28.4 million of net cash provided by financing activities shown below in the section “—Net Cash (Used in)/Provided by Financing Activities”) for the year ended December 31, 2005.

Following this offering, our cash will be maintained in bank accounts in our name and monthly transfers will be made to our Manager in order for our Manager to pay the operating and voyage expenses of our vessels.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows provided by investing activities were $88.4 million for the year ended December 31, 2007 compared to net cash flows used in investing activities of $(33.8) million for the year ended December 31, 2006. This increase of $122.2 million from 2006 is attributable to an increase in proceeds from the sale of vessels, as during the year ended December 31, 2007, we sold four vessels, while during the year ended December 31, 2006, we sold two vessels. The increase of $27.7 million in net cash flows used by investing activities to $(33.8) million during the year ended December 31, 2006 as compared to $(6.1) million during the year ended December 31, 2005 is attributable to the increase in payments related to vessel acquisitions, and vessel construction and the increase in proceeds from the sale of vessels. During the year ended December 31, 2006, we paid $110.2 million with respect to vessel acquisitions, and received $76.4 million from the sale of assets compared to payments of $52.2 million and receipt of proceeds from the sale of vessels of $46.1 million during the year ended December 31, 2005.

Net Cash (Used in)/Provided by Financing Activities

Net cash flows (used in) financing activities were $(366.9) million for the year ended December 31, 2007 compared to net cash flows provided by financing activities of $46.6 million for the year ended December 31, 2006. This decrease is largely attributable to a $144.1 million increase in our repayment of owners advances compared to 2006 and dividend payments of $383.9 million, partially offset by a $138.6 million increase in proceeds from long-term debt compared to 2006. Net cash flows from financing activities increased 64.1%, or $18.2 million, to $46.6 million during the year ended December 31, 2006, from $28.4 million during the year ended December 31, 2005. The increase is largely due to a net increase in advances from owners (after repayment) of $44.5 million to $44.8 million during the year ended December 31, 2006, compared to $0.3 million during the year ended December 31, 2005. It is also attributable to a decrease in the net proceeds from long-term debt of $26.4 million to $1.9 million during the year ended December 31, 2006, compared to $28.3 million during the year ended December 31, 2005.

Credit Facilities

We, through the Subsidiaries, have entered into a number of credit facilities in connection with financing the acquisition of our vessels. The table below summarizes certain terms of our existing credit facilities in effect as of December 31, 2007. As of that date, none of the Additional Companies had any existing credit facilities.

Lender	Subsidiary Party (Encumbered Vessel) (1)	Outstanding Principal Amount (2)	Interest Rate	Maturity	Remaining Repayment Installments as of December 31, 2007 (3)
DEN NORSKE BANK ASA (4)	Marindou (Maria)	CHF15.3 million ($13.6 million)	LIBOR plus 0.75% per annum	May 14, 2013	11 semi-annual installments: CHF 700,000 for the first through third installments; CHF 800,000 for the fourth through 10th; and CHF 7,600,000 for the 11th installment
THE ROYAL BANK OF SCOTLAND PLC (5)	Kerasies (Katerina)	$40.0 million	LIBOR plus 0.575% per annum	Dec. 13, 2019

24 semi-annual installments: $800,000 for each of the first six installments; $1.1 million for each of the seventh to 18th installments; $1.3 million for each of the 19th to 23rd installments and $15.7 million for the 24th installment

DNB NOR BANK ASA (6)	Efragel (Efrossini)	CHF16.6 million and ¥1.0 billion (together, $23.8 million)	LIBOR plus 0.75% per annum	Nov. 15, 2014

14 semi-annual installments: CHF 721,050 and JPY 44,420,000 for the first and second installments; CHF 650,000 and JPY 39,978,000 for the third through 13th installments; and CHF 7,991,360 and JPY 493,062,000 for the 14th installment

THE ROYAL BANK OF SCOTLAND PLC (7)	Marathassa (Maritsa)	$11.6 million and CHF13.5 million (together, $23.6 million)	LIBOR plus 0.675% per annum	Feb. 18, 2017

19 semi-annual installments: $477,500 and CHF 550,000 for the first installment; $407,500 and CHF 470,000 for each of the second to 18th installments; and $4.2 million and CHF 4,941,600 for the 19th installment

THE ROYAL BANK OF SCOTLAND PLC (8)	Marinouki (Marina)	¥3.4 billion ($30.4 million)	LIBOR plus 0.675% per annum	Mar. 4, 2018

21 semi-annual installments: JPY 52,000,000 for each of the first three installments; JPY 78,000,000 for each of the fourth to ninth installments; JPY 92,000,000 for each of the 10th to the 20th installments; and JPY 1,783,059,940 million on the 21st installment

DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT (9)	Staloudi (Stalo)	$30.4 million	LIBOR plus 0.65% per annum	May 30, 2016

Tranche A: 17 semi-annual installments: $687,500 each with an additional balloon payment of $14.6 million due with the last installment
Tranche B: 17 semi-annual installments: $112,500 each with an additional balloon payment of $2.3 million due with the last installment (9)

BAYERISCHE HYPO-UND VEREINSBANK AKTIENGESELLSCHAFT (10)	Petra (Pedhoulas Trader)	$2.0 million and CHF41.1 million (together, $38.4 million)	LIBOR plus 0.65% per annum	Jan. 18, 2019	23 semi-annual installments: CHF 1,250,000 for each of the first 22 installments; and $2.0 million and CHF 13,563,000 for the 23rd installment
BAYERISCHE HYPO-UND VEREINSBANK AKTIENGESELLSCHAFT (11)	Pemer (Pedhoulas Merchant)	¥4.1 billion ($36.2 million)	LIBOR plus 0.65% per annum	Mar. 7, 2019	23 semi-annual installments: JPY 116,400,000 for each of the first 22 installments; and JPY 1,513,200,000 million for the 23rd installment
DNB NOR BANK ASA (12)	Pelea (Pedhoulas Leader)	$41.4 million	LIBOR plus 0.575% per annum	June 14, 2019

23 semi-annual installments: $650,000 for each of the first five installments; $750,000 for the sixth through to the 11th installment; $1.19 million for the 12th through to the 22nd installment; and $19.32 million for the 23rd installment

THE ROYAL BANK OF SCOTLAND PLC (13)	Soffive (Sophia)	$45.0 million	LIBOR plus 0.575% per annum	Nov. 17, 2019

24 semi-annual installments: $900,000 for each of the first six installments; $1.2 million for each of the seventh to 18th installments; $1.5 million for each of the 19th to the 23rd installments; and $17.7 million for the final installment.

(1)

As of December 31, 2007, the Vassos, owned by Avstes, was unencumbered. We entered into a new credit facility in the amount of $36.0 million with DnB NOR Bank ASA on April 17, 2008, under which we have mortgaged the Vassos.

(2)

Swiss franc, or CHF, amounts translated to U.S. dollars have been translated at a rate of CHF1.1267:$1.00, and Japanese yen, or ¥, amounts translated to U.S. dollars have been translated at a rate of ¥112.35:$1.00, the exchange rates in effect on December 31, 2007. We have converted a significant portion of the outstanding amounts under our current credit facilities denominated in currencies other than the U.S. dollar as of December 31, 2007 and intend to convert the remainder in the future. See “—Subsequent Events—Conversion of Certain Outstanding Borrowings to U.S. Dollar Amounts.”

(3)

Remaining installment payments listed based on U.S. dollar amounts set forth in credit agreement and may be payable in the equivalent amount in the relevant optional currency if amounts are outstanding in an optional currency. Actual amounts payable in U.S. dollars may differ from contract repayment amounts based on fluctuations of the optional currency-to-U.S. dollar exchange rate.

(4)

Loan Agreement between Den Norske Bank ASA and Marindou, dated May 12, 2003 (the “Old Marindou loan”). The Old Marindou loan was refinanced on January 14, 2008, as described in more detail in “—New Credit Facilities” below.

(5)	Loan Agreement between RBS and Kerasies, dated December 13, 2007.

(6)

Loan Agreement between DnB NOR BANK ASA and Efragel, dated November 11, 2004 (the “Old Efragel loan”). The Old Efragel loan was refinanced on January 17, 2008, as described in more detail in “—New Credit Facilities” below.

(7)	Loan Agreement between RBS and Marathassa, dated February 16, 2005.

(8)

Loan Agreement between RBS and Marinouki, dated March 1, 2006. On March 19, 2008, amounts outstanding in Japanese yen under the Marinouki credit facility were converted into U.S. dollar amounts and the total amount outstanding was increased by $4.0 million as a result of currency exchange losses to the lender from the conversion, so that following the conversion and increase, the remaining balance of the credit facility was $32.6 million.

(9)	Loan Agreement between Deutsche Schiffsbank Aktiengesellschaft and Staloudi, dated May 29, 2006, as amended December 3, 2007 and May 13, 2008.

(10)

Loan Agreement between Bayerische Hypo-Und Vereinsbank Aktiengesellschaft, or “Bayerische”, and Petra, dated January 11, 2007. On January 18, 2008, amounts outstanding in Swiss francs under the Petra credit facility were converted into U.S. dollar amounts so that following the conversion the remaining balance of the credit facility was $38.2 million.

(11)

Loan Agreement between Bayerische and Pemer, dated March 7, 2007. On March 7, 2008, amounts outstanding in Japanese yen under the Pemer credit facility were converted into U.S. dollar amounts so that following the conversion the remaining balance of the credit facility was $38.2 million.

(12)	Loan Agreement between DnB NOR BANK ASA and Pelea, dated June 12, 2007.

(13)	Loan Agreement between RBS and Soffive, dated November 19, 2007.

The credit facilities are secured as follows:

•	first priority mortgages over the vessels owned by the respective borrowers; and

•	first priority assignment of all earnings and insurances from the mortgaged vessels.

The credit facilities also impose operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit our Subsidiaries’ ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of the vessel mortgaged under such facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership; and

•	sell the vessel mortgaged under such facility.

Our existing credit facilities also require certain of our Subsidiaries to maintain specified financial ratios and satisfy financial covenants. Depending on the credit facility, certain of our Subsidiaries are subject to financial ratios and covenants requiring that these Subsidiaries:

•	ensure that the value of the vessel mortgaged under the applicable credit facility not fall below 100% to 120%, as applicable, of the outstanding amount of the loan; and

•

ensure that outstanding amounts in currencies other than the U.S. dollar do not exceed 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit agreement for the applicable period by, if necessary, providing cash collateral security in an amount necessary for the outstanding amounts to meet this threshold.

As of December 31, 2006, we were in compliance with all debt covenants. Although we were in breach of certain covenants as of December 31, 2007 prohibiting the entry into charters for a term longer than the maximum specified duration, which resulted in the payment of dividends to shareholders being a breach of covenant under the applicable loan agreements, all of these breaches were subsequently waived in writing by the relevant lenders in February 2008.

The covenants described above are those contained in our existing credit facilities.

Based on the terms of the commitment letters to enter into two new credit facilities of $45.0 million each that we have accepted from DnB NOR Bank ASA, the new credit facilities will contain covenants substantially similar to the covenants described above. Pursuant to those commitment letters, we will also guarantee the obligations of our Subsidiaries under those credit facilities and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, these credit facilities will contain a covenant that the Hajioannou family maintain its majority interest in us. By letter dated May 14, 2008, we have also agreed to become the guarantor of the reducing revolving credit facilities of our subsidiaries Marathassa Shipping Corporation, Marinouki Shipping Corporation, Kerasies Shipping Corporation and Soffive Shipping Corporation. Under the supplemental agreements we have agreed to enter into with RBS in respect of the Marathassa, Marinouki, Kerasies and Soffive loan agreements, the margin applicable to such loans will in each case increase to 0.75% from 0.675%, 0.675%, 0.575% and 0.575%, respectively. In connection with our intended guarantee of the loans of Efragel Shipping Corporation, Marindou Shipping Corporation and Pelea Shipping Corporation, we expect that the margins applicable to those loan obligations will also increase.

The covenants that may be contained in any new credit facility, however, may differ from the covenants described above. In addition, we intend to enter into supplemental agreements with respect to certain of our Subsidiaries’ existing credit facilities (see the section entitled “Description of Indebtedness—Our Credit Facilities”). Although the relevant lender has proposed, and we agree with, certain key terms to be included in the supplemental agreements (such as the margin and covenants to apply following the offering), the lender’s proposal is subject to agreement on all relevant terms of the supplemental agreements. Accordingly, the final terms of these supplemental agreements may differ from the proposed terms and could be more onerous, which my require us to seek alternative financing.

For additional information regarding our existing credit facilities see “Description of Indebtedness.”

New Credit Facilities

New Marindou Credit Facility

In January 2008, our Subsidiary Marindou entered into a ten-year, $42.0 million multi-currency reducing revolving credit facility with DnB NOR Bank ASA, which we refer to as the “New Marindou credit facility,” to refinance existing indebtedness and provide working capital. We borrowed $42.0 million on January 14, 2008 under the New Marindou credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the New Marindou credit facility is LIBOR plus a margin of 0.65% per annum. The facility amount will be reduced by semi-annual reductions starting July 14, 2008. The amount of each of the first to sixth reductions will be each $750,000; the amount of the seventh to 12th reductions will be each $1.0 million; the amount of the thirteenth through 20th reductions will be each $1.7 million; and a final reduction of $18.0 million will occur together with the 20th scheduled reduction.

Our obligations under the New Marindou credit facility are secured by a first-priority mortgage over the Maria and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds. In addition, following this offering, we will guarantee the obligations of our Subsidiary Marindou under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

New Efragel Credit Facility

In January 2008, our Subsidiary Efragel entered into a ten-year, $42.0 million multi-currency reducing revolving credit facility with DnB NOR Bank ASA, which we refer to as the “New Efragel credit facility,” to refinance existing indebtedness and provide working capital. We borrowed $42.0 million on January 17, 2008 under the New Efragel credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the New Efragel credit facility is LIBOR plus a margin of 0.65% per annum. The facility amount will be reduced by semi-annual reductions starting July 17, 2008. The amount of each of the first to sixth reductions will be each $750,000; the amount of the seventh to 12th reductions will be each $1.0 million; the amount of the thirteenth through 20th reductions will be each $1.7 million; and a final reduction of $18.0 million will occur together with the 20th scheduled reduction.

Our obligations under the New Efragel credit facility are secured by a first-priority mortgage over the Efrossini and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds. In addition, following this offering, we will guarantee the obligations of our Subsidiary Efragel under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Avstes Credit Facility

On April 17, 2008, our Subsidiary Avstes entered into a ten-year, $36.0 million multi-currency reducing revolving credit facility with DnB NOR Bank ASA, which we refer to as the “Avstes credit facility”. We drew down the full amount of $36.0 million on April 18, 2008 under the Avstes credit facility and advanced this amount to our Manager, so that our Manager could pay dividends to our current owners on our behalf. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the Avstes credit facility is LIBOR plus a margin of 0.80%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on any unused portion of the amount available under the Avstes credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting on October 18, 2008. The amount of each reduction will be $0.9 million and a balloon reduction of $18.0 million will occur together with the final scheduled reduction.

Our obligations under the Avstes credit facility are secured by a first-priority mortgage over the Vassos and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds. In addition, upon or prior to this offering, we intend to enter into a supplemental agreement pursuant to which we will guarantee the obligations of our Subsidiary Avstes under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Eniaprohi Credit Facility

We accepted a commitment letter from DnB NOR Bank ASA on April 3, 2008 to enter into a 10-year multi-currency reducing revolving credit facility pursuant to which we will borrow, through our subsidiary Eniaprohi, $45.0 million and which we refer to in this prospectus as the “Eniaprohi credit facility.” Borrowings under this credit facility will be used to finance construction of our newbuild Eleni upon its delivery from the shipyard.

The commitment letter provides that the Eniaprohi credit facility will initially bear interest at LIBOR plus a margin of 0.90%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on the unused portion of the amount available under the Eniaprohi credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting six months from the date of the delivery of the vessel. The amount of each reduction will be $1.125 million and a balloon reduction of $22.5 million will occur together with the final scheduled reduction.

The obligations under the Eniaprohi credit facility will be initially secured by a first-priority mortgage over the Eleni and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, the commitment letter provides that following this offering, we will guarantee the obligations of our subsidiary Eniaprohi under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Eniadefhi Credit Facility

We accepted a commitment letter from DnB NOR Bank ASA on April 3, 2008 to enter into a 10-year multi-currency reducing revolving credit facility pursuant to which we will borrow, through our subsidiary Eniadefhi, $45.0 million and which we refer to in this prospectus as the “Eniadefhi credit facility.” Borrowings under this credit facility will be used to finance construction of our newbuild Martine upon its delivery from the shipyard.

The commitment letter provides that the Eniadefhi credit facility will initially bear interest at LIBOR plus a margin of 0.90%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on the unused portion of the amount available under the Eniadefhi credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting six months from the date of the delivery of the vessel. The amount of each reduction will be $1.125 million and a balloon reduction of $22.5 million will occur together with the final scheduled reduction.

The obligations under the Eniadefhi credit facility will be initially secured by a first-priority mortgage over the Martine and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, the commitment letter provides that following this offering, we will guarantee the obligations of our subsidiary Eniadefhi under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain their majority interest in us.

Contractual Obligations

Our contractual obligations as of December 31, 2007 were:

	Payments Due by Period
	Total	Less than 1 year (To December 2008)	1-3 years (January 2009– December 2011)	3-5 years (January 2012– December 2013)	More than 5 years (After January 1, 2014)
	(Dollars in thousands)
Long-term debt obligations (1)	$322,887	$16,620	$51,856	$42,636	$211,775
Interest payments (1) (2)	96,571	12,284	32,975	18,601	32,711
Payments to our manager (3)	30,883	3,577	11,857	8,186	7,264
Newbuild contracts	434,650	76,334	358,316	—	—
Total	$884,991	$108,815	$455,004	$69,423	$251,750

(1)

Amounts include obligations under the Old Efragel credit facility and Old Marindou facility, which were repaid in full using funds received from the New Efragel credit facility and New Marindou credit facility. See “—Credit Facilities—New Credit Facilities.”

Amounts do not include obligations under the following credit facilities entered into after December 31, 2007:

(a)	the New Efragel credit facility, dated January 11, 2008, under which we borrowed $42.0 million on January 17, 2008;
(b)	the New Marindou credit facility, dated January 11, 2008, under which we borrowed $42.0 million on January 14, 2008; and

(c)

the Avstes credit facility, dated April 17, 2008, under which we borrowed $36.0 million on April 18, 2008.

The payments due by period for the New Efragel facility are expected to be $0.8 million to December 2008, $4.8 million from January 2009 to December 2011, $4.0 million from January 2012 to December 2013 and $32.5 million after January 1, 2014.

The payments due by period for the New Marindou facility are expected to be $0.8 million to December 2008, $4.8 million from January 2009 to December 2011, $4.0 million from January 2012 to December 2013 and $32.5 million after January 1, 2014.

The payments due by period for the Avstes facility are expected to be $0.9 million to December 2008, $5.4 million from January 2009 to December 2011, $3.6 million from January 2012 to December 2013 and $26.1 million after January 1, 2014.

(2)

Amounts shown reflect estimated interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable interest rate of 4.1875% for amounts outstanding in U.S. dollars, 1.05125% for amounts outstanding in Japanese yen and 2.975% for amounts outstanding in Swiss francs with respect to our existing credit facilities, plus the relevant margin of the applicable credit facility. Additionally, in calculating the interest payments for the first three years of the Kerasies credit facility we have used the fixed swap rate of 4.0925% plus the applicable loan margin. See “—Interest Rate Risk”. We have converted a substantial portion of our outstanding amounts under our credit facilities in currencies other than the U.S. dollar into U.S. dollar amounts and we intend to convert the remaining outstanding amounts into U.S. dollar amounts at a time when we deem market conditions to be more favorable. See “—Credit Facilities” and “Description of Indebtedness.”

(3)

The amounts presented in the table above as contractual obligations to the Manager have been calculated on the basis of the management agreement with our Manager that will be effective prior to the closing of this offering. No interest is payable with respect to these obligations if paid on a timely basis; therefore, no interest payments are included in these amounts. Under these management arrangements, from January 1, 2008 through the second anniversary of the completion of this offering, we will pay our Manager $575 per vessel per day, per vessel for certain commercial, technical and administrative services, a fee of 1.0% of the gross freight, charter hire, ballast bonus and demurrage collected from the employment of our ships and a commission 1.0% of the contract price of any vessels sold on our behalf. In addition, under our management agreement, for the two year period following completion of our offering, we will pay our Manager a commission of 1.0% of the contract price of any vessels bought on our behalf (other than the Eleni and the Martine) and $375,000 per newbuild for the on-premises supervision of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

Capital Expenditures

We make capital expenditures from time to time in connection with our newbuild program. During the year ended December 31, 2006, we acquired two Kamsarmax class vessels and two Post-Panamax class vessels, and during the year ended December 31, 2007, we acquired one Kamsarmax class vessel and one Post-Panamax class vessel. During the year ended December 31, 2006 and the year ended December 31, 2007, we funded $72.5 million and $46.3 million, respectively, of the remaining installment payments on these vessels with owners advances. Subsequently, we repaid these owners advances through bank loans.

Our current commitments for capital expenditures are related to our eight contracted newbuilds, which have a total contract price of $404.2 million and ¥8.5 billion (together, the equivalent of $479.7 million, based on a ¥112.35/$1.00 exchange rate in effect on December 31, 2007). During the year ended December 31, 2006 we funded ¥1.1 billion (the equivalent of $9.4 million, based on a average ¥116.77/$1.00 exchange rate in effect at the time of payment in August 31, 2006), of the contract prices of these newbuilds with advances from owners. Of this amount we repaid $5.4 million in 2007 from bank loans, and we repaid the remaining balance in January 2008, from the two new credit facilities. During the year ended December 31, 2007 we paid an additional $43.8 million which was funded from surplus of operations. We paid on March 4, 2008, ¥800 million (the equivalent of $7.7 million based on a ¥104.15/$1.00 exchange rate) funded by advances from owners, which will be repaid from either surpluses from operations or future credit facilities, in relation to newbuilds of Subsidiaries Eniaprohi and Eniadefhi. We will also be required to pay, on May 27, 2008, an additional amount of ¥400 million in relation to the newbuild of Eniaprohi funded by advances from owners, which will be repaid from either surpluses from operations or future credit facilities. In addition, we expect to pay $32.2 million funded from surplus of operations during 2008, in relation to newbuilds of Subsidiaries Maxpente and Eptaprohi. Simultaneously with this payment, Maxpente and Eptaprohi are required to provide the relevant shipyard with bank performance guarantees in the aggregate amount of $32.2 million covering the payment of the subsequent installments under the respective newbuild contracts. The security for such bank guarantees will be provided by our current owners, and following this offering it will be provided by Maxpente and Eptaprohi.

We are scheduled to take delivery of these eight newbuilds in late 2008, 2009 and 2010. The remaining balance of the contract prices are $368.2 million and ¥7.5 billion as of December 31, 2007, including certain additional amounts for adjustments (together, the equivalent of $434.7 million, based on a ¥112.35/$1.00 exchange rate in effect on December 31, 2007), as provided under our newbuild contracts, including certain third party seller interest expenses and adjustments for early delivery. With respect to the delivery of the Eleni, which the shipyard has agreed to deliver in the fourth quarter of 2008, earlier than the originally scheduled delivery date of January 31, 2009, we are required to pay an additional amount of ¥591,500 (the equivalent of $5,265, based on ¥112.35/$1.00 exchange rate in effect on December 31, 2007) per day for each day between the actual delivery of the Eleni and January 31, 2009. We expect that the Eleni will be delivered on or around November 10, 2008, and the amount payable, assuming delivery on such date, would be ¥48.5 million (the equivalent of $0.4 million, based on a ¥112.35/$1.00 exchange rate in effect on December 31, 2007). We intend to fund these commitments with available cash, borrowings under our two credit facilities for which we have accepted commitment letters of $45.0 million each to be entered into by the Subsidiaries Eniaprohi and Eniadefhi and a portion of available borrowings under an additional proposed secured facility of $200.0 million which we intend to obtain before the end of 2009.

We may incur additional capital expenditures as the remaining price for two newbuilds is denominated in Japanese yen. As of December 31, 2007, the remaining purchase price for these newbuilds was ¥7.4 billion (the equivalent of $65.9 million, based on a ¥112.35/$1.00 exchange rate in effect on

December 31, 2007). The amount described above with respect to the early delivery of the Eleni is also denominated in Japanese yen. We have not hedged this currency exposure and, as a result, changes in the value of the U.S. dollar relative to the Japanese yen may lead to fluctuations in the amount of actual capital necessary to make the installment payments under such contracts. To the extent we require additional capital to make installment payments under these contracts due to currency fluctuations, we intend to fund such payments with borrowings described above.

To the extent that we are unable to enter into the two credit facilities for which we have accepted commitment letters of $45.0 million each to be entered into by the Subsidiaries Eniaprohi and Eniadefhi or enter into the additional secured facility before the end of 2009 as decribed above on terms acceptable to us, we will need to find alternative financing. If we are unable to find alternative financing, we will not be capable of funding all of our commitments for capital expenditures relating to our eight contracted newbuilds, which could adversely impact the dividends we intend to pay following this offering, and materially adversely affect our results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to market risks relating to changes in interest rates because we, through the Subsidiaries, have floating rate debt outstanding. During the years ended December 31, 2006 and 2007, we paid interest under our existing credit facilities based on LIBOR applicable to deposits in the currency of the outstanding amounts (or in the case of outstanding amounts in euros, EURIBOR) plus a margin. As an indication of the extent of our sensitivity to interest rate changes:

•

with respect to our borrowings in U.S. dollars, a one percent increase in LIBOR applicable to the U.S. dollar would have increased our interest expense for the year ended December 31, 2007 from $3.8 million to $4.4 million, and a one percent increase in LIBOR applicable to the U.S. dollar would have increased our interest expense for the year ended December 31, 2006 from $3.9 million to $4.5 million;

•

with respect to our borrowings in Japanese yen, a one percent increase in LIBOR applicable to Japanese yen would have increased our interest expense for the year ended December 31, 2007 from $1.1 million to $1.8 million, and a one percent increase in LIBOR applicable to Japanese yen would have increased our interest expense for the year ended December 31, 2006 from $0.3 million to $0.6 million;

•

with respect to our borrowings in Swiss francs, a one percent increase in LIBOR applicable to Swiss francs would have increased our interest expense for the year ended December 31, 2007 from $3.2 million to $4.3 million, and a one percent increase in LIBOR applicable to Swiss francs would have increased our interest expense for the year ended December 31, 2006 from $1.7 million to $2.4 million; and

•

with respect to our borrowings in euros, a one percent increase in EURIBOR would have no effect on our interest expense for the year ended December 31, 2007, as there were no loan outstandings in Euros on December 31, 2007 and as for the year ended December 31, 2006, would have increased our interest expense by $0.3 million.

The following table sets forth the sensitivity of our existing loans in U.S. dollars as of December 31, 2007, assuming that all amounts outstanding in currencies other than the U.S. dollar are converted into U.S. dollar amounts by the end of December 31, 2007 as to a 100 basis point increase in LIBOR during the next five years on the same basis, and reflects the additional interest expense.

Year	Amount
2008	$3.2 million
2009	$3.1 million
2010	$2.9 million
2011	$2.7 million
2012	$2.5 million

We expect to have sensitivity to interest rate changes with respect to future credit facilities.

Prior to December 14, 2007, we had not entered into any interest rate swap arrangements. Set forth below is our interest rate swap arrangement as of December 31, 2007:

Loan Facility	Counter party	Initial notional amount	Inception	Expiry	Swap rate
New Kerasies	RBS	$40.0 million	December 14, 2007	December 14, 2010	4.0925%

The initial notional amount of the swap arrangement is equal to the principal amount. The interest rate swap does not meet hedge accounting criteria under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and as such is accounted for as a trading derivative. In addition, we entered into six additional swap agreements after December 31, 2007, which are described in the section “—Subsequent Events—Interest Rate Swap Agreements.” We may determine to employ similar financial instruments from time to time in the future in order to minimize our interest rate exposure.

Foreign Currency Exchange Risk

We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2006 and the year ended December 31, 2007 we incurred approximately 17.7% and 19.1%, respectively, of our expenses in currencies other than the U.S. dollar. As of December 31, 2007, approximately 8.3% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in euro, Japanese yen and Swiss francs). In addition, as of December 31, 2007, $76.7 million (based on a currency exchange rate of CHF1.1267:$1.00 in effect as of that date), or 23.8%, of our outstanding borrowings under our credit facilities were in Swiss francs and $75.8 million (based on a currency exchange rate of ¥112.35:$1.00 in effect as of that date), or 23.5%, of our outstanding borrowings under our credit facilities were in Japanese yen. Our borrowings denominated in foreign currencies are subject to exchange rate risk and their value fluctuates with changes in exchange rates. A hypothetical 10% immediate and uniform adverse move in all currency exchange rates affecting our borrowings from the rates in effect as of December 31, 2007, would have increased the fair value of our borrowings by approximately 5.2% and the U.S. dollar equivalent of outstanding indebtedness by $16.9 million.

However, since December 31, 2007, we have converted all of the indebtedness in foreign currencies into U.S. dollars except for CHF 12.9 million (the equivalent of $12.99 million) which remained outstanding as of March 31, 2008. As a result, only 3.5% of our loans that were outstanding as of March 31, 2008 were denominated in foreign currencies.

While, from time to time, we have in the past used financial derivatives in the form of foreign exchange forward agreements to mitigate the risk associated with exchange rate fluctuations, currently, no such instruments are in place.

With respect to our outstanding accounts payable, as of December 31, 2007, we had approximately $0.1 million in currencies other than U.S. dollars, primarily Japanese yen. Our accounts payable denominated in foreign currency are subject to exchange rate risk and their value fluctuates with changes in exchange rates. A hypothetical 10% immediate and uniform adverse move in all currency exchange rates affecting our accounts payable from the rates in effect as of December 31, 2007, would have increased the fair value of our accounts payable by approximately $13,853.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

We have prepared our predecessor combined financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 2 to our predecessor combined financial statements included elsewhere in this prospectus.

Revenue and Related Expense Recognition

We generate revenues from charterers for the charter hire of our vessels. Vessels are chartered mainly under time charters, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recorded over the term of the charter as service is provided. Revenues from a time charter may also include ballast bonus, which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point) that is recognized as revenue over the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to our time charters are vessel operating expenses and certain voyage expenses, which are paid for by us. These expenses are recognized as incurred. Vessel operating expenses that we pay for include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous items. Voyage expenses that we pay for include costs for draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage and recognize as incurred. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels can also be chartered under voyage charter, where a contract is made for the use of a vessel under which we are paid freight on the basis of moving cargo from a loading port to a discharge port. During the periods presented, there was only one instance where a vessel was employed under voyage charter. Under a voyage charter, revenues are recognized on a pro-rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by us. Demurrage income represents payments by the charterer to us when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by us to the charterer when loading or discharging time is less then the stipulated time in the voyage charter and is recognized as incurred.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue represents revenue received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Commissions (address and brokerage), regardless of charter type, are always paid by us and are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying predecessor combined statements of operations.

Accounting for Special Survey and Drydocking Costs

Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in our predecessor combined statements of operations.

Vessels, Net

Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the specific loan method. No interest was capitalized in any of the periods presented in our predecessor combined financial statements. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation

Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard.

Impairment of Long-lived Assets

We apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each of our vessels. No impairment loss was recorded for any of the periods presented.

Subsequent Events

New Credit Facilities

Between January and April 2008, we incurred additional debt of $120.0 million.

Below is a list of new credit facilities for which we have entered into credit agreements since December 31, 2007:

•

We, through our Subsidiary Marindou, have entered into a new reducing revolving credit facility under which we borrowed an aggregate of $42.0 million on January 14, 2008 of which $13.9 million was used to refinance Marindou’s existing loans.

•

We, through our Subsidiary Efragel, have entered into a new reducing revolving credit facility under which we borrowed an aggregate of $42.0 million on January 17, 2008, of which $24.6 million was used to refinance Efragel’s existing loans.

•

We, through our Subsidiary Avstes, have entered into a new reducing revolving credit facility under which we borrowed an aggregate of $36.0 million on April 18, 2008, all of which was advanced to our Manager to pay dividends to our current owners on our behalf.

We have used the amounts borrowed under our new credit facilities to refinance loans, as described above, repay advances to owners and pay dividends to our current owners prior to this offering. The remaining $16.0 million is held by our subsidiaries and will be used to fund working capital, in addition to the two cash collateral accounts of $2.0 million each that are held in the names of Petra and Pemer.

New Interest Rate Swap Transactions

Subsequent to December 31, 2007, we entered into the following interest rate swap transactions with respect to the various credit facilities in order to manage interest costs and the risk associated with changing interest rates with respect to these loans.

Loan Facility	Counter Party	Initial notional amount	Inception	Expiry	Swap rate
		(in thousands)
New Marindou	DnB NOR Bank ASA	$42,000	January 14, 2008	January 14, 2013	3.95%
New Efragel	DnB NOR Bank ASA	$42,000	January 17, 2008	January 17, 2013	3.65%
Petra	Bayerische	$38,171	February 19, 2008	January 18, 2013	2.885%
Pemer	Bayerische	$38,168	March 7, 2008	March 7, 2013	2.745%
Marinouki	RBS	$32,620	March 19, 2008	March 5, 2013	2.73%
Avstes	DnB NOR Bank ASA	$36,000	April 25, 2008	April 18, 2013	3.89%

The initial notional amounts of all the above transactions are equal to the principal amounts of the respective loans and are reduced during the term of the relevant swap transaction based on the expected principal outstanding under the respective facility. Under all the swap transactions, the counterparty will make semi-annual floating-rate payments to us for the relevant amount based on the six month USD LIBOR, and we will make semi-annual payments to the counterparty on the relevant amount at the respective fixed swap rates set out in the table above. In the Petra and Pemer transactions, Bayerische has the right to cancel each swap on January 18, 2011 and March 7, 2011, respectively, and on six-month intervals thereafter. In the Marinouki transaction, RBS has the right to cancel the swap on March 5, 2011 and on six-month intervals thereafter.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. No interest rate swap meets hedge accounting criteria under SFAS 133. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties, DNB NOR Bank ASA, Bayerische and RBS are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

Conversion of Certain Outstanding Borrowings to U.S. Dollar Amounts

We have converted or refinanced certain outstanding amounts under our credit facilities in currencies other than the U.S. dollar into U.S. dollar amounts since January 1, 2008 according to the schedule below:

Subsidiary	Amount outstanding as of conversion/refinancing date (1)	Conversion/refinancing date
Marindou (2)	CHF15,300,000	January 14, 2008
Efragel (2)	¥1,021,660,000;	January 17, 2008
	CHF16,583,460
Petra	CHF39,813,000	January 18, 2008
Pemer	¥3,957,600,000	March 7, 2008
Marinouki	¥3,419,059,940	March 19, 2008

(1)	Amounts include only the amounts in currencies other than the U.S. dollar and do not include amounts under the applicable credit facility already outstanding in U.S. dollars.

(2)	These amounts were repaid using funds borrowed under new credit facilities. Borrowings under new credit facilities are in U.S. dollars.

The following credit facility remains outstanding in currencies other than US dollars as of March 31, 2008 and will be converted in the future:

Subsidiary	Amount outstanding
Marathassa	CHF12,931,600

Settlement of Intercompany Balances, Owners Advances and Payment of Dividend.

In March and April 2008 we settled all intercompany balances as of December 31, 2007 with our Manager and with our owners. In connection with this, in January 2008, our Manager repaid on our behalf prior advances from owners in the amount of $10.1 million, resulting in a corresponding decrease in amounts due from our Manager. In March and April 2008, we paid a dividend of $147.8 million to Polys Hajionnou and Nicolaos Hadjioannou, our current owners, which was funded from amounts due from our Manager. Finally, in order to settle the remaining amount of $4.0 million due from our Manager, $4.0 million in restricted cash in collateral accounts held by our Manager was transferred in April 2008 to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer.

In addition to the $147.8 milllion dividend paid to our current owners in March and April 2008, an estimated additional dividend of $31.0 million, which will be funded using amounts due from our Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

On March 4, 2008, our Subsidiaries Eniaprohi and Eniadefhi paid ¥800 million ($7.7 million based on the exchange rate of ¥104.15/$1.00 in effect on the day of the payment) in relation to newbuilds ordered, which was funded by current owners’ advances. On May 27, 2008, we will be required to pay an additional ¥400 million in relation to the newbuild ordered by Eniaprohi, to be funded by current owners’ advances. After this offering we expect to pay back to our current owners these amounts from either surpluses from operations or future credit facilities.

Following these transactions, and immediately after the completion of this offering, we expect to have $20.0 million of cash held by our Subsidiaries, of which $16.0 million comprises cash and cash equivalents and $4.0 million comprises restricted cash.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” previously required most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for us as of December 31, 2006, and has not had a material impact on our predecessor combined financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for us for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have any effect on our results of operations, financial position or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 did not have any effect on our predecessor combined financial statements.

In September 2006, the FASB Staff issued Financial Statement Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 was effective for us as of January 1, 2007. The adoption of FSP No. AUG AIR-1 did not have any effect on our predecessor combined financial statements as we do not utilize the accrue-in-advance method.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have any effect on our results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141 (revised) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We must adopt this standard as of January 1, 2009. We are currently evaluating the impact, if any, of the adoption of SFAS No. 141 (revised) on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be our fiscal year beginning January 1, 2009. We are currently evaluating the impact, if any, of the adoption of SFAS 160 on our financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact, if any, of the adoption of SFAS 161 on our financial statements.

THE INTERNATIONAL DRYBULK SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the drybulk shipping industry, has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Industry Overview

The marine transportation industry provides the only practicable and cost-effective means of transporting large volumes of basic commodities and finished products over long distances. In 2007, approximately 3.0 billion tons of drybulk cargo were transported by sea, comprising more than one-third of all international seaborne trade. The breakdown of all seaborne trade by main commodity type is shown below.

World Seaborne Trade: 2001 & 2007

	Trade—Million Tons		CAGR(1) 2001–07	% Total Trade

	2001	2007P	%	2001	2007

Dry Cargo

Major Bulks	1,251	1,815	6.4%

Coal	565	761	5.1%	8.7	8.5

Iron Ore	452	785	9.6%	6.9	8.8

Grain	235	269	2.3%	3.6	3.0

Minor Bulks	890	1,161	4.5%	13.6	13.0

Total Dry Bulk	2,141	2,976	5.6%

Container Cargo	646	1,272	12.0%	9.9	14.2

Non Container/General Cargo	644	820	4.1%	9.9	9.2

Total Dry Cargo	3,431	5,068	6.7%	52.6	56.6

Liquid Cargo	3,092	3,881	3.9%	47.4	43.4

(1)	Compound annual growth rate.

Source: Drewry.

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. Drybulk cargoes consist primarily of the major (iron ore, coal and grain) and minor bulk commodities, and the following is an overview of the major and minor bulk cargoes:

•

Iron Ore. Until the start of the 1990s, when it was overtaken by the combined steam and coking coal sectors, iron ore was the largest sector of the drybulk trade. It remains, however, the primary cargo of the largest vessels in the drybulk fleet. Used principally as the primary raw material in steel making, iron ore imports are dominated by Europe, Japan, China, South Korea and the United States. The primary exporters of iron ore are Brazil, Australia and India. Other significant exporters include Canada, Sweden, South Africa, Venezuela, Mauritania, Peru and Chile.

•

Coal. There are two principal types of coal: steam (or thermal) coal and coking (or metallurgical) coal. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China. The coking coal market is closely linked to demand from integrated steel makers who use coking coal in blast furnaces to make pig iron which, in turn, is converted into steel. Steam coal is mainly used in the production of electricity, and the transportation of steam coal is the backbone of the Capesize and Panamax markets. Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power.

•

Grain. Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum), and oil seeds extracted from different crops such as soybeans and cottonseeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or industrial use, while their protein-rich residue is used as raw material in animal feed. The principal exporters of grain are Canada, United States, Europe, Australia and South America. The principal importers are Japan, South Korea, China, South East Asia, the Middle East, North Africa and Europe. Grain production and trade volumes are subject to both growing conditions and natural disasters, which affect crop yields and demand patterns, and grain trade volumes are also affected by population growth, rising per capita income, price volatility and government regulations.

•

Minor Bulk Cargoes. Minor bulk cargoes include steel products, forest products, agricultural products, bauxite and alumina, phosphates, petcoke, cement, sugar, salt, minerals, scrap metal and pig iron. Minor drybulk cargoes are not a major component of Capesize or Panamax class vessel demand, although Panamax class vessels also transport cargoes such as bauxite, phosphate rock, sulphur, some fertilizers, various other ores and minerals and a few agribulks.

Demand for Drybulk Vessels

The drybulk trade is influenced by the underlying demand for the drybulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services. The following chart demonstrates a steady increase in world dry cargo trade since 2001.

Source: Drewry.

Drybulk Seaborne Trade: 2001 to 2007
(Million Tons)

	2001	2002	2003	2004	2005	2006	2007	CAGR(1) 2001/2007%

Coal	565	570	619	650	675	701	761	5.1%

Iron Ore	452	484	524	587	660	722	785	9.6%

Grain	235	245	240	248	253	262	269	2.3%

Minor Bulks	890	920	957	1,025	1,049	1,086	1,161	4.5%

Total	2,142	2,219	2,340	2,510	2,637	2,771	2,976	5.6%

Annual Change %	1.61	3.59	5.45	7.26	5.06	5.08	7.40

(1)	Compound annual growth rate.

Source: Drewry.

Moreover, the drybulk shipping market over the last two years has displayed strong industry fundamentals, driven primarily by:

•

economic growth and urbanization in China, Russia, Brazil, India and the Far East, with attendant increases in steel production, power generation and grain consumption, leading to greater demand for marine drybulk transportation services; and

•	inefficient transportation bottlenecks due to long-term under-investment in global transportation infrastructure and high demand for drybulk commodities.

Globally, total seaborne trade in all drybulk commodities increased from 2.1 billion tons in 2001 to 3.0 billion tons in 2007, representing a CAGR (compound average growth rate) of 5.6%. Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2001 and 2007, ton-mile demand in the drybulk sector increased by 49.9% to 15.8 billion ton-miles, equivalent to a CAGR of 7.0%. The following table illustrates this measure.

Drybulk Vessel Demand (1): 2001 to 2007
(Billion Ton-Miles)

	2001	2002	2003	2004	2005	2006	2007	CAGR 2001/2007%

Coal	2,583	2,583	2,910	3,386	3,638	3,831	4,186	8.4%

Iron Ore	2,580	2,741	3,050	3,463	3,858	4,259	4,632	10.2%

Grain	1,360	1,256	1,290	1,317	1,341	1,389	1,424	0.8%

Minor Bulks	3,991	4,215	4,366	4,689	4,794	5,143	5,514	5.5%

Total	10,514	10,795	11,616	12,854	13,632	14,621	15,756	7.0%

(1)	Includes vessel demand for bulk carriers below 10,000 dwt

Source: Drewry

Historically, certain economies have acted as the “primary drivers” of drybulk trade. In the 1990’s, Japan was the driving force of increases in ton-miles when buoyant Japanese industrial production stimulated demand for imported drybulk commodities. More recently, China and, to a lesser extent India, have been the main drivers behind the recent increase in seaborne drybulk trade as high levels of economic growth have generated increased demand for imported raw materials. Chinese imports of coal, iron ore and, more recently, steel products (China used to be an exporter of steel products but, due to its own high demand, now needs to import steel products) have also increased sharply in the last five years, thereby creating additional demand for drybulk vessels. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 370 million tons in 2007. Elsewhere, rising demand for imported coal to support the power generation sector in India has stimulated additional demand for bulk carriers, especially in the panamax sector.

The following table illustrates China’s and India’s gross domestic product growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2001 to 2007
(Percent Change Previous Period)

GNP	2001	2002	2003	2004	2005	2006	2007P

Global Economy	2.4	3.0	4.1	5.3	4.7	5.2	5.1

USA	0.3	1.6	2.7	3.9	3.2	3.3	2.2

Europe	1.7	1.1	1.1	2.1	1.6	2.8	2.7

Japan	0.4	-0.3	1.8	2.7	1.9	2.2	1.8

China	7.5	8.3	10.0	10.1	10.4	10.7	11.3

India	4.4	4.7	7.4	7.0	8.7	9.2	8.8

P = provisional

Source: Drewry

Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing fleet capacity and therefore leading to a tighter balance between supply and demand.

In evaluating demand factors for drybulk vessel capacity, it is important to bear in mind that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk vessels seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation. As an example, the vessel demand arising from shipping one ton of iron ore from Brazil to China is three times the demand arising from transporting one ton of iron ore from Australia to China, due to the difference in voyage lengths.

The following map represents the major global drybulk trade routes:

Seasonality

Two of the three largest commodity drivers of the drybulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year. Taken as a whole, seasonal factors mean that the market for drybulk vessels is often stronger during the winter months.

Supply of Drybulk Vessels

The global drybulk vessel fleet is divided into four categories, based on a vessel’s carrying capacity. These categories consist of:

•

VLOC. Very large ore carriers are in excess of 200,000 deadweight tons (dwt) and are a comparatively new sector of the fleet, with the vessels built to exploit economies of scale on long haul iron ore routes.

•

Capesize. Capesize vessels have carrying capacities of more than 110,000 (dwt). These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

•

Panamax. Panamax class vessels have a carrying capacity of between 60,000 and 110,000 dwt. These vessels were initially designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” - the largest vessels able to transit the Canal), making them more versatile than larger vessels. Panamax class vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/ alumina and phosphate rock. As the availability of Capesize class vessels has dwindled, Panamax class vessels have also been used to haul iron ore cargoes. Panamax class vessels are regarded as the ‘workhorses’ of the drybulk sector, with the ability to carry a wide range of different types of cargo and to trade in ports around the world. Within the Panamax sector there are also certain sub-groups referred to as “Kamsarmax” and “Post-Panamax.” Kamsarmax class vessels are typically between 80,000 and 90,000 dwt and are built with a higher cubic capacity than the standard Panamax class vessels. The Kamsarmax class vessel is ideally placed to take advantage of the current high demand for iron ore and associated minerals. They combine the versatility of the Panamax build, with the “economies of scale” advantage of a greater lift, which should enhance trading flexibility. Post-Panamax class vessels refer to drybulk vessels between 60,000 and 110,000 dwt, but with design specifications that prevent them from transiting the Panama Canal. Most Panamax, Kamsarmax and Post-Panamax class vessels are “gearless”; and therefore must be served by shore based cargo handling equipment. However, there are a small number of vessels with onboard cranes, a feature which enhances the trading flexibility of the ship, as they can operate in ports which have poor infrastructure in terms of loading and unloading facilities.

•

Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure. Generally, this type of vessel offers good trading flexibility and can therefore be used in a wide variety of trades. Supramax bulk carriers can be defined as ships between 50,000 to 60,000 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional panamax bulk carriers.

•

Handysize. Handysize vessels have a carrying capacity of up to 40,000 dwt. These vessels are almost exclusively carrying minor bulk cargo. Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

Drybulk Vessels – Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Supramax	Panamax	Kamsarmax	Capesize	Vloc

Iron Ore						X	X

Coal			X	X	X	X	X

Grains			X	X	X

Alumina, Bauxite			X	X	X

Steel Products		X	X	X	X

Forest Products		X	X

Fertilizers		X	X	X

Minerals		X	X	X

Minor Bulks-Other	X	X	X	X

Source: Drewry

The supply of drybulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide drybulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuild, scrapping and laying-up include newbuild prices, second-hand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

The supply of drybulk vessels is not only a result of the number of vessels in service, but also the operating efficiency of the fleet. For example, during times of very heavy commodity demand, bottlenecks develop in the form of port congestion, which absorbs fleet capacity through delays in loading and discharging of cargo. A particularly extreme example occurred during the steam coal demand boom in 1980, when enormous queues developed at the main coal loading ports in the United States and Australia. In recent years a similar situation has developed in Australia, where port delays at the main exporting terminals have reduced fleet supply.

As of January 31, 2008, the world fleet of drybulk vessels consisted of 6,767 vessels, totaling 394.9 million dwt in capacity. As of January 31, 2008, the average age of drybulk vessels in service was approximately 15.2 years. These figures are, however, based on pure drybulk vessels and exclude a small number of combination vessels.

The following table presents the world drybulk vessel fleet by size as of January 31, 2008.

Drybulk Vessel Fleet: January 2008

Size Category	Deadweight Tonnes	Number of Vessels	% of Total Fleet (number)	Total Capacity (million dwt)	% of Total Fleet (dwt)

Handysize	10–39,999	2,915	43.1	77.8	19.7

Handymax	40–59,999	1,594	23.6	76.7	19.4

Panamax	60–79,999	1,330	19.7	95.2	24.1

Kamsarmax	80–109,999	168	2.5	14.7	3.7

Capesize	110–199,999	661	9.8	108.5	27.5

Vloc	200,000+	99	1.5	22.0	5.6

Total		6,767	100.0	394.9	100.0

Source: Drewry

The following table illustrates the age profile of the global drybulk vessel fleet as of January 31, 2008.

Drybulk Vessel Fleet Age Profile: January 2008
(Millions of Dwt)

Age (Years)	Handysize 10–39,999	Handymax 40–59,999	Panamax 60–79,999	Kamsarmax 80–109,999	Capesize 110–199,999	Vloc 200,000+	Total Fleet	% of Total

0–5	10.2	27.3	25.2	10.3	35.2	10.3	118.5	30.0%

6–10	8.9	15.9	26.6	1.6	22.3	1.5	76.8	19.5%

11–15	6.5	11.4	13.9	0.8	23.2	1.6	57.4	14.5%

16–20	3.8	5.4	8.2	0.4	10.6	4.7	33.1	8.4%

21–25	22.3	12.5	13.8	0.9	12.8	3.7	66.0	16.7%

26+	26.0	4.2	7.5	0.7	4.5	0.2	43.1	10.9%

Total	77.7	76.7	95.2	14.7	108.6	22.0	394.9	100.0%

Average Age *(years)	20.4	11.4	12.2	5.5	11	9.6	15.2

Source: Drewry

There are over 1,400 different owners of drybulk vessels and ownership of the fleet is therefore quite fragmented. In the Panamax sector alone there are nearly 500 different owners of Panamax bulk carriers. The following table lists the leading players in the Panamax drybulk vessel fleet as of January 1, 2008.

Top 20 Owners of Panamax Bulk Carriers: January 1, 2008

Company	No. of Vessels	Dwt
COSCO (Hong Kong)	30	2,129,905
COSCO Bulk Carrier	29	2,019,940
DryShips Inc.	29	2,130,646
K-Line	28	2,306,658
Quintana Maritime	25	1,967,385
MOL Mitsui OSK Lines	22	1,793,161
NYK Line	22	1,914,852
Pacific Carriers	20	1,615,854
Marmaras Nav. Ltd.	14	1,149,317
Cido Shipping	13	997,942
Diana Shipping Inc.	13	968,242
IRISL	13	953,907
Shoei Kisen K.K.	13	989,252
Enterprises Shpg.	11	808,878
Excel Maritime Carr.	11	787,242
Fukujin Shipping	11	845,627
Nissen Kaiun K.K.	11	843,570
Safety Management	11	887,900
Augustea Ship Mngt	10	744,795
Golden Union	10	682,867

Source: Drewry.

NB:

The above fleets are owned vessels only and do not include vessels operated pursuant to long-term time charter agreements. Quintana Maritime and Excel Maritime Carriers have subsequently merged. Following the Reorganization, the reference in the table above to “Safety Management” should be read as a reference to “Safe Bulkers, Inc.”.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 31, 2008, the global drybulk orderbook amounted to 224.5 million dwt, or 55.2% of the existing drybulk fleet. Although the orderbook is large by historical standards it should be remembered that there is 109 million dwt of dry bulk carrier tonnage that is more than twenty years of age.

Drybulk Vessel Orderbook: January 2008

Size Category	Deadweight Tonnes	Number of Vessels	Orderbook as % of Existing Fleet–No	Total Capacity– Million Dwt	Orderbook as % of Existing Fleet–Dwt

Handysize	10–39,999	598	23.4	18.5	23.8

Handymax	40–59,999	760	29.7	42.4	55.3

Panamax	60–79,999	205	8.0	15.0	15.8

Kamsarmax	80–109,999	398	15.5	34.4	234.7

Capesize	110–199,999	491	19.2	83.6	77.1

Vloc	200,000+	109	4.3	28.5	129.4

Total		2,561	100.0	222.4	56.4

Source: Drewry

The following table provides information with respect to expected delivery dates for the drybulk vessels on order as of January 31, 2008.

Source: Drewry

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Given the recent strong chartering environment, there has been minimal scrapping activity in the drybulk sector and the average age at which vessels are scrapped has increased. The following table illustrates the scrapping rates of drybulk vessels for the periods indicated.

Drybulk Vessel Scrapping: 2001 to 2007
(Millions of Dwt)

		2001	2002	2003	2004	2005	2006	2007

Handysize	No	62	64	25	5	4	21	9

	Dwt	1,408,000	1,556,000	597,000	113,000	109,000	474,843	198,792

Handymax	No	40	25	29	0	4	10	1

	Dwt	1,492,000	938,000	1,103,000	0	165,000	380,439	33,527

Panamax	No	28	18	7	1	3	8	2

	Dwt	1,870,000	1,200,000	465,000	95,000	202,000	538,785	141,346

Capesize	No	3	8	2	1	2	2	0

	Dwt	401,000	997,000	248,000	123,000	247,000	296,000	0

Total	No	133	115	63	7	13	41	12

	Dwt	5,171,000	4,691,000	2,413,000	331,000	723,000	1,690,067	373,665

Source: Drewry.

Charter Market

Drybulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•

Time Charters. A time charter involves the use of the vessel for a number of months or years or for a trip between specific delivery and redelivery positions (also known as a trip time charter). The charterer pays all voyage-related costs. The owner of the vessel receives semi-monthly charter hire payments on a U.S. dollar-per-day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•

Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•	Spot Charter. Spot chartering activity involves chartering either on a single voyage or a trip time charter.

•

Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. All of the ship’s operating expenses, voyage expenses and capital costs are borne by the ship owner. Freight normally is agreed on a U.S. dollar-per-ton basis.

•

Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel-operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer’s account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel.

Charter Rates

Charter (or hire) rates paid for drybulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, drybulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate “peaks” and “troughs.” In 2003 and 2004, rates for all sizes of drybulk vessels strengthened to what was then the highest rates ever and in 2007 rates for all sizes of drybulk vessels strengthened to their highest levels ever. In December 2007 and January 2008, charter rates for drybulk vessels decreased from their highs. The most important driver of this upsurge in charter rates was the high level of demand for raw materials imported by China. After 2004, although exhibiting volatility, rates remained at comparatively high levels but were volatile.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel. The following charts show one-year time charter rates for Capesize, Panamax, Handymax and Handysize class vessels between 1996 and January 2008. As indicated in these charts, during the period from January 2005 to January 2008, the Panamax time charter average daily rates for one year period time charters experienced a low of $25,000 and a high of $81,000.

Source: Drewry.

Drybulk Vessels—One Year Time Charter Rates: 2001 to 2008
(Period Averages—U.S. Dollars per Day)

Size Category DWT	Handysize 26–28,000 10–15 years old	Handymax 50–55,000 1–5 years old	Panamax 70–75,000 1–5 years old	Capesize 170,000+ 1–5 years old

2001	5,629	8,472	9,543	14,431

2002	4,829	7,442	9,102	13,608

2003	8,289	13,736	17,781	30,021

2004	14,413	31,313	36,708	55,917

2005	12,021	23,038	27,854	49,333

2006	12,558	21,800	22,475	45,646

2007	23,021	43,946	52,229	102,875

January 2008	29,500	60,100	73,000	164,000

Source: Drewry.

The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI.

The following chart details the movement of the BPI, BCI and Baltic Handymax Index from 1999 to the end of January 2008:

Source: Baltic Exchange.

Vessel Prices

The recent strength in each of the main shipping sectors, tankers, drybulk and containers, has triggered an upsurge in newbuild activity. In addition, newbuild demand is also strong for Liquefied Natural Gas, or LNG, vessels and other specialized vessels. This is significant because the near term availability of newbuild berths for vessel delivery before the end of 2010 is scarce, which directly impacts the supply of new vessels to the market. Thus, the combination of shortage of berth space, rising demand for vessels and rising raw material costs (especially the price of steel), has greatly increased newbuild prices. The following chart indicates the change in newbuild prices for drybulk vessels for the period indicated.

Source: Drewry.

In the secondhand market, the steep increase in newbuild prices and the strength in the charter market have also affected vessel prices. With vessel earnings running at relatively high levels and a limited availability of newbuild berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of five year old Panamax and Capesize class vessels have reached higher levels than those of comparably sized newbuilds.

*  Modern vessels of 1-5 years age, except Handysize which includes vessels that are 10-15 years old.

Source: Drewry.

The above newbuild prices are for forward delivery (usually 18-24 months) while the secondhand prices are for immediate delivery, which places upward pressure on secondhand prices.

BUSINESS

Overview

We are an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest consumers of marine drybulk transportation services. Our current fleet of 11 Japanese-built drybulk vessels, with an aggregate carrying capacity of 887,900 dwt and an average age of 2.6 years as of December 31, 2007, is one of the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Our current fleet is comprised of five Panamax, three Kamsarmax and three Post-Panamax class vessels. Our fleet is expected to almost double (on a dwt basis) by May 2010 as the result of the delivery of eight contracted newbuilds, comprised of two Kamsarmax, four Post-Panamax and two Capesize class vessels. Upon delivery of the last of our eight contracted newbuilds in May 2010, our fleet will be comprised of 19 vessels, having an aggregate carrying capacity of 1,759,900 dwt and an average age of 3.2 years.

We employ our vessels on both period time charters and spot charters with some of the world’s largest consumers of marine drybulk transportation services, including Bunge, Cargill and Daiichi or their affiliates, which together accounted for 69.2% of our revenues for the year ended December 31, 2007. Bunge, Cargill and Daiichi accounted for 29.9%, 21.1% and 18.2%, respectively, of our revenues during that period. We believe our customers, some of which have been chartering our vessels or vessels of our affiliates for over 20 years, enter into period time and spot charters with us because of the quality of our young, modern vessels and our record of safe, efficient operations. We intend to deploy our vessels on a mix of period time and spot charters according to our assessment of market conditions. We rarely place our vessels on voyage charters and, consequently, when we trade our vessels in the spot market, we employ them under trip time charters, with a duration of three months or less. The vessels we deploy on period time charters provide us with relatively stable cash flow and high utilization rates, while the vessels we deploy in the spot market allow us to take advantage of attractive spot charter rates during periods of strong charter market conditions.

We have recently entered into five-year period time charters, which are scheduled to commence in late 2008, 2009 and 2010, for six vessels in our current fleet, and two of our newbuilds, and have entered into a 20-year period time charter commencing in 2011 for one of our newbuilds. By chartering these vessels in advance, we have been able to take advantage of the recent strong market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered. In addition, as of December 31, 2007, we had arranged one- to three-year period time charters commencing in 2008 for the three vessels in our fleet which were deployed on spot charters as of December 31, 2007. As a result, as of December 31, 2007, we have period time charter commitments for approximately 75.9%, 50.6% and 36.1% of our fleet’s anticipated available days in 2008, 2009 and 2010, respectively, and our contracted period time charter arrangements for 2008 through 2010 are expected to provide revenues of $347.1 million.

During 2006 and 2007, we had fleet utilization of 99.94% and 99.98%, respectively, our vessels achieved daily time charter equivalent rates of $22,550 and $42,327, respectively, and we generated revenues of $99.0 million and $172.1 million, respectively. In addition, during 2006 and 2007, our gain on sale of assets was $37.0 million and $112.4 million, respectively, and our net income was $97.2 million and $211.7 million, respectively.

We are controlled by the Hajioannou family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. Vassos Hajioannou, the late father of Polys Hajioannou, our chief executive officer, and Nicolaos Hadjioannou, our chief operating officer, first invested in shipping in 1958. Since that time, the Hajioannou family’s presence within the drybulk shipping industry has become well-established and continues to grow. Polys Hajioannou has been actively involved in the industry since 1987, when he joined the predecessor of our affiliated management company, Safety Management Overseas S.A., which we refer to as “Safety Management” or our “Manager.” Nicolaos Hadjioannou joined Safety Management in 1999. Over the past 13 years, under the leadership of Polys Hajioannou and Nicolaos Hadjioannou, we have renewed our fleet by selling ten drybulk vessels during periods of what we viewed as favorable secondhand market conditions and contracting to acquire 29 drybulk newbuilds. As a result, we have maintained an average age for the vessels in our fleet of 3.2 years as of the end of each year from 1995 to 2007 and we continue to maintain a modern fleet of vessels with advanced designs that provide operational advantages. Also under their leadership, we have expanded the classes of drybulk vessels in our fleet and the aggregate carrying capacity of our fleet has grown from 146,000 dwt in 1995 to 887,900 dwt currently. The quality and size of our current fleet, together with our long-term relationships with several of our charter customers, are, we believe, the results of our long-term strategy of maintaining a young, high quality fleet, our broad knowledge of the drybulk industry and our strong management team. In addition to benefiting from the experience and leadership of Polys Hajioannou and Nicolaos Hadjioannou, we also benefit from the expertise of our Manager which, along with its predecessor, has specialized in drybulk shipping since 1965, providing services to over 30 drybulk vessels. A number of our Managers’ key management and operational personnel have been continuously employed with Safety Management and its predecessor companies for over 25 years.

Our Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the drybulk shipping industry, including:

Young fleet of Panamax, Kamsarmax and Post-Panamax class vessels. With a carrying capacity of 887,900 dwt, our fleet is one the world’s youngest fleets of Panamax, Kamsarmax and Post-Panamax class vessels. Vessels of these class sizes are considered highly flexible and are capable of carrying a wide variety of drybulk cargoes and accessing all major ports. Our current fleet of 11 Japanese-built vessels had an average age of 2.6 years as of December 31, 2007, as compared to the average age of 11.5 years for the world fleet of Panamax, Kamsarmax and Post-Panamax class vessels. After delivery in May 2010 of the last of our eight contracted newbuilds, our combined fleet of 19 drybulk vessels will have an average age of 3.2 years. The vessels in our current fleet are designed to lift more cargo on the same draft, compared to the industry average, to have lower-than-average fuel consumption and to have larger-than-average generators, which offer greater operational efficiency and safety than smaller generators.

Significant contracted growth at attractive prices. We have contracts for eight drybulk newbuilds which, upon delivery, will add an aggregate 872,000 dwt in capacity to our fleet, almost doubling the aggregate carrying capacity of our current fleet. These newbuilds are comprised of two Japanese-built Post-Panamax class vessels, with contract prices of approximately $37.7 million (¥4.3 billion) per vessel, scheduled for delivery in the fourth quarter of 2008 and first quarter of 2009, two South Korean-built Post-Panamax class vessels, with contract prices of $73.5 million per vessel, scheduled for delivery in the third quarter of 2009 and first quarter of 2010, two Chinese Capesize class vessels, with contract prices of $80.0 million and $81.0 million, respectively, scheduled for delivery in the first quarter of 2010, and two South Korean-built Kamsarmax class vessels, with contract prices of $48.1 million per vessel, subject to price adjustments not to exceed $3.9 million, scheduled for delivery in the first and second quarters of 2010. The contract prices for our newbuilds, which are subject to certain adjustments such as reimbursement of certain third-party seller interest expenses and payments for early delivery at our request, are significantly below the current market prices for vessels with similar specifications and delivery dates.

Reputation for operating excellence. We believe our Manager has established a history of providing excellent service to leading drybulk charterers using our young and well-maintained fleet. We ensure our vessels are maintained to a high standard through comprehensive maintenance and inspection programs completed under the supervision of our Manager’s dedicated technical management team. Our Manager’s high operating standards resulted in a very limited number of unscheduled off-hire days for our vessels, as reflected by our vessels being utilized on an average 99.74% of available days for the three years ended December 31, 2007. We also believe that our focus on operational excellence has enabled us to develop our strong relationships with high quality charters such as Bunge, Cargill and Daiichi. This operational focus has resulted in lower hull and machinery insurance premiums, maintenance expenses and operating costs that create cost advantages to us.

Long-term relationships with key industry players. We, through our Manager, have established long-term relationships with many of our customers by providing reliable service and consistently meeting customers’ expectations. Our policy is to charter our vessels primarily to charterers who directly use our vessels without sub-chartering them to third parties. We find that developing and maintaining relationships with the direct users of our services allows us to develop strong relationships with these customers, which results in significant repeat business and gives us insight into the underlying demand for the commodities that our vessels carry. Our Manager has also developed strong relationships with shipyards, including the Tsuneishi and IHI shipyards in Japan from which we have ordered 20 newbuilds over the past 13 years.

Long history of investing in the drybulk shipping industry. Our Manager and its affiliates have been focused solely on the drybulk business since the founding of our Manager’s predecessor in 1965. Our management team and key management and operational personnel at our Manager consist of experienced executives, many of whom have more than 25 years of experience in the drybulk shipping industry. Our management team and Manager have demonstrated their ability to successfully manage our business throughout varying cycles in the drybulk industry, and our management team employs an opportunistic approach to selling vessels and investing in newbuilds. Since 1995, we have sold ten vessels and acquired and taken delivery of 21 newbuilds, and we currently have eight newbuilds on order. In addition, we believe the significant drybulk industry experience of our management team and Manager enhances our ability to strategically balance period time and spot charter deployment of our fleet over the drybulk industry cycle.

Our Business Strategy

Our primary objectives are to profitably grow our business, increase distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

Pursue a balanced chartering strategy. We have historically chartered our vessels on both period time charters of up to five years and spot charters, which we believe has given us flexibility in responding to market developments and assisted us in enhancing the charter rates our vessels earn, while still providing significant contracted revenue. We intend to continue to employ our drybulk vessels on a mix of period time and spot charters and, according to our assessment of market conditions, adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with long-term period time charters or to profit from attractive spot rates during periods of strong charter market conditions. For example, we have recently entered into five-year period time charters, which are scheduled to commence in late 2008, 2009 and 2010, for six vessels in our current fleet, and two of our newbuilds, and have entered into a 20-year period time charter commencing in 2011 for one of our newbuilds. By chartering these vessels in advance, we have been able to take advantage of the recent strong market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered.

Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective investment in newbuild contracts for drybulk vessels in a manner that is accretive to cash flow per share. Although we intend to focus on Panamax, Kamsarmax and Post-Panamax class newbuilds, we will monitor market conditions regularly and may purchase drybulk vessels of other sizes or contract for secondhand drybulk vessels when those acquisitions would, in our view, present favorable investment opportunities. When acquiring vessels, we prefer to invest in groups of vessels, including vessels that will be sister ships to vessels we already own, in order to take advantage of the operational flexibility and economies of scale that sister ships afford us and our charterers.

Continue to operate a high-quality fleet. We intend to maintain a young fleet that meets the highest industry standards by strategically replacing existing vessels with newbuilds that have the technical specifications and advanced designs to allow us to continuously provide our customers with modern, high-quality vessels that meet their needs. During the past 13 years, we have sold ten vessels and acquired 21 newbuilds, which has allowed us to maintain a fleet with an average age of 3.2 years as of the end of each year from 1995 to 2007. As of December 31, 2007, the average age of the vessels in our current fleet was 2.6 years, and upon delivery of the last of our contracted newbuilds in May 2010, the average age of the vessels in our fleet will be 3.2 years. We preserve the quality of our vessels through a comprehensive maintenance and inspection program supervised by our experienced, affiliated Manager.

Capitalize on track record and relationships. We intend to capitalize on our Manager’s track record of strong operating performance, as demonstrated by its long-term relationships with reputable high- quality charterers. We believe our safety as an operator and our long-term client relationships have helped us build relationships with financial institutions and shipyards, respectively, which provide us with attractive growth opportunities. We intend to continue to utilize these relationships to profitably charter Panamax class or larger drybulk vessels to charterers who are the end-users of our services.

Our Fleet

General. Our fleet is currently comprised of 11 vessels, of which five are Panamax, three are Kamsarmax and three are Post-Panamax class vessels, with an aggregate carrying capacity of 887,900 dwt and an average age of 2.6 years as of December 31, 2007. Upon delivery of the last of our eight contracted newbuilds in May 2010, our fleet will be comprised of five Panamax, five Kamsarmax, seven Post-Panamax and two Capesize class vessels, the aggregate carrying capacity of our 19 vessels will be 1,759,900 dwt, and the average age of the vessels in our fleet will be 3.2 years.

As a result of our fleet’s low average age and our Manager’s technical and commercial management expertise, we have historically experienced lower maintenance and hull and machinery insurance costs and relatively fewer unscheduled off-hire days than the industry in general. Our fleet is also attractive to customers because a substantial majority of our vessels, including all of our current vessels, have been or are being manufactured in Japanese shipyards, which are known for constructing high-quality vessels. These Japanese-built vessels are designed to lift more cargo on the same draft, compared to the industry average and to have lower-than-average fuel consumption. All of our vessels, including our newbuilds, have been manufactured or are being manufactured to high specifications to provide our customers with vessels that provide certain operational advantages. Such specification improvements include the installation of larger-than-average generators, which offer greater operational efficiency and safety than smaller generators, central ballast control consoles and larger-than-average ballast pumps, which simplify and expedite the ballasting and de-ballasting of our vessels, and un-manned “UMS” engine rooms, which reduce on- board operating crew and related expenses. Certain of our vessels also have 16 mooring drums, instead of the more common ten mooring drums, which is necessary for trading in certain Japanese ports in the winter, and our double-hulled vessels have flush cargo holds with limited obstructions, which allows for faster loading and discharging in ports.

Our current fleet is comprised of three groups of sister ships, and, upon delivery of our eight scheduled newbuilds, our fleet will be comprised of six groups of sister ships. Each group has been built based upon the same design specifications and, therefore, uses the same parts and equipment. We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility to more efficiently deploy our vessels. Under many of our long-term period time charters, we retain the right to substitute sister ships, and subject to certain adjustments, other similar vessels, for the nominated vessel. The uniform nature of sister ships also improves our operating efficiency by allowing our Manager and crews to apply their acquired technical and operational knowledge of one vessel to all vessels of the same series and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels. When acquiring new vessels, such as our newbuilds, we prefer to make acquisitions so that each new vessel has at least one sister ship.

Our vessels operate worldwide within the trading limits imposed by our insurance terms, and the main trade routes traveled are (a) transatlantic voyages from the east coast of South America to Europe; (b) Europe to East Asia; (c) Australia or Indonesia to Japan; and (d) Indonesia or Australia through the Atlantic Ocean to Europe or the Mediterranean.

Under U.S. laws and regulations, certain countries are identified as state sponsors of terrorism. U.S. laws place restictions on investments in Iran and on U.S. persons doing business with such countries. We believe that we are in compliance with these laws and regulations and intend to remain in compliance. From January 1, 2005 through December 31, 2007, vessels in our fleet made 14 calls to ports in Iran out of a total of 695 calls on worldwide ports, and may make port calls in Iran or other such countries in the future, given that the charterers and not the Company determine the destinations of the vessels they charter from us. One of our vessels, the Pedhoulas Leader, also made one port call to Iran from July 7, 2007 to July 8, 2007 for the sole purpose of bunkering (refueling). The total gross revenue that the vessels in our fleet earned from voyages to ports located in Iran for each of 2005, 2006 and 2007 was $6.56 million, $0.24 million and $13.59 million, respectively, representing approximately 8%, 0.24% and 8% of the total gross revenue across our entire fleet for each of those respective periods. From January 1, 2008 through

March 31, 2008, total revenue from calls to these ports was $4.52 million, representing approximately 9% of total voyage revenue over this period. We have no business operations, employees, assets or liabilities in countries identified under U.S. laws and regulations as state sponsors of terrorism, and we believe that we have no direct or indirect business connections with the governments or persons or entities controlled by the governments in such countries, although we have engaged a third party agent (which we believe is not controlled by the Iranian government) to provide services associated with the transportation of crew members to and from our vessels calling at Iranian ports. See “Risk Factors—Risks Related to Our Company—Our vessels call on ports located in Iran, which is subject to restrictions imposed by the United States government, which could be viewed negatively by investors and adversely affect the trading price of our common stock.”

Each of our vessels is, or in the case of newbuilds will be, owned by a separate wholly owned Subsidiary incorporated in Liberia. All of our current vessels fly the Cyprus flag.

The table below presents information with respect to our drybulk vessel fleet, including our newbuilds, and its deployment as of December 31, 2007.

Vessel Name (Subsidiary Owner)	Dwt	Month and Year Built (1)	Country Built	Charterer	Charter Type	Charter Rate (2)		Commissions (3)	Time Charter Period (4)	Sister Ship (5)
Current Fleet						($/day)
Panamax class

Efrossini (Efragel Shipping Corporation (“Efragel”)) (6)	76,000	Feb. 2003	Japan	Cargill	Spot	$88,750		4.375%	Spot	A
				NYK	Time	$69,600	/
						59,600	/		Feb. 2008–
						49,600	(7)	4.50%	Feb. 2011

Maria
(Marindou Shipping Corporation (“Marindou”)) (6)	76,000	Apr. 2003	Japan	NCS	Spot	$89,000		5.0%	Spot	A
				Daiichi	Time	$67,000	/		Feb. 2008–
						46,000	(8)	1.25%	Feb. 2011

Vassos
(Avstes Shipping Corporation (“Avstes”)) (6)	76,000	Feb. 2004	Japan	Daiichi	Time	$43,000		3.75%	Oct. 2007– Nov. 2008	A
				Daiichi	Time	$29,000		1.25%	Jan. 2009– Jan. 2014

Katerina
(Kerasies Shipping Corporation (“Kerasies”)) (6)	76,000	May 2004	Japan	Bunge	Spot	$80,000		3.75%	Spot	A
				Bunge	Time	$62,000		3.75%	Feb. 2008– Feb. 2009

Maritsa
(Marathassa Shipping Corporation (“Marathassa”)) (6) (9)	76,000	Jan. 2005	Japan	Daiichi	Time	$44,500		3.75%	June 2007– Jan. 2008	A
				Bunge	Time	$53,500		3.75%	Jan. 2008– Jan. 2009 (10)

Kamsarmax class

Pedhoulas Merchant
(Pemer Shipping Ltd. (“Pemer”))	82,300	Mar. 2006	Japan	Daiichi	Time	$38,500		3.75%	Nov. 2007– Jan. 2009	B

Pedhoulas Trader
(Petra Shipping Ltd. (“Petra”)) (11)	82,300	May 2006	Japan	Daiichi	Time	$46,500		1.25%	July 2007– Feb. 2008	B

Pedhoulas Leader
(Pelea Shipping Ltd. (“Pelea”))	82,300	Mar. 2007	Japan	Daiichi	Time	$36,750		3.75%	Dec. 2007– Feb. 2010	B

Vessel Name (Subsidiary Owner)	Dwt	Month and Year Built (1)	Country Built	Charterer	Charter Type	Charter Rate (2)		Commissions (3)	Time Charter Period (4)	Sister Ship (5)
Current Fleet						($/day	)
Post-Panamax class

Stalo
(Staloudi Shipping Corporation (“Staloudi”)) (6) (12)	87,000	Jan. 2006	Japan	Intermare Transport GmbH	Time	$48,500		5.0%	July 2007– Sept. 2009	C
				Daiichi	Time	$34,160		1.25%	Apr. 2010– Mar. 2015

Marina
(Marinouki Shipping Corporation (“Marinouki”)) (13) (12)	87,000	Jan. 2006	Japan	Bunge	Time	$25,000		3.75%	Mar. 2007– Jan. 2008	C

Sophia
(Soffive Shipping Corporation (“Soffive”)) (6) (12)	87,000	June 2007	Japan	Bunge	Time	$24,000		3.75%	July 2007– Aug. 2008	C
				Daiichi	Time	$34,720		1.25%	Nov. 2008– Nov. 2013

Subtotal	887,900
Newbuilds
Kamsarmax class

Hull No. 2054
(Maxdeka Shipping Corporation (“Maxdeka”))	81,000	Mar. 2010	South Korea	—	—	—			—	D (14)

Hull No. 2055 (Maxenteka Shipping Corporation (“Maxenteka”))	81,000	May 2010	South Korea	—	—	—			—	D (14)

Post-Panamax class

Eleni
(Eniaprohi Shipping Corporation (“Eniaprohi”)) (12), (15)	87,000	Nov. 2008	Japan	Daiichi	Time	$34,160		1.25%	Apr. 2010– Mar. 2015	C

Martine
(Eniadefhi Shipping Corporation (“Eniadefhi”)) (12)	87,000	Mar. 2009	Japan	Daiichi	Time	$40,500		1.25%	Mar. 2009– Mar. 2014	C

Hull No. 1039
(Maxdodeka Shipping Corporation (“Maxdodeka”))	92,000	July 2009	South Korea	—	—	—			—	E (14)

Hull No. 1050
(Maxdekatria Shipping Corporation (“Maxdekatria”))	92,000	Mar. 2010	South Korea	—	—	—			—	E (14)

Capesize class

Hull No. 1074
(Eptaprohi Shipping Corporation (“Eptaprohi”))	176,000	Mar. 2010	China (16)	—	—	—			—	F

Hull No. 1075 (tbn Kanaris)
(Maxpente Shipping Corporation (“Maxpente”)) (17)	176,000	Jan. 2010	China (16)	—	—	—			—	F

Current Fleet
Subtotal	872,000
TOTAL	1,759,900

(1)	For newbuilds, the dates shown reflect the expected delivery dates. See footnote (15) below for additional information regarding the expected delivery date of the Eleni.

(2)	Quoted charter rates are gross charter rates.

(3)

Commissions reflect payments made to third party brokers or our charterers, and do not include the 1.0% fee payable on gross freight, charter hire, ballast bonus and demurrage to our Manager pursuant to our vessel management agreements with our Manager as of January 1, 2008 and pursuant to our new management agreement that will be in place following this offering.

(4)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of December 31, 2007, scheduled start dates. Actual start dates may differ from the scheduled start dates depending on the terms of the charter and market conditions, and we generally have the option under our charter contracts to deliver the vessel within 30 to 60 days prior to or after the scheduled start date.

Redelivery dates listed are the expected redelivery dates. Actual redelivery dates may differ from the expected redelivery dates depending on the terms of the charter and market conditions. Charterers under our charter contracts generally have a period of between 30 and 60 days during which they can redeliver the vessel.

(5)	Each vessel with the same letter is a “sister ship” of each other vessel that has the same letter.

(6)

This vessel was under period time or spot charter as of December 31, 2007, and, as of that date, was scheduled to commence a future period time charter as indicated in footnote (4) above. Information for both the charter under which the vessel was deployed as of December 31, 2007 and the future period time charter has been provided for this vessel. To the extent there is an interim period between the end of the current charter and the future period time charter, we expect to employ such vessel in the spot market during such period.

(7)	The gross daily charter rates to be paid by Nippon Yusen Kaisha (“NYK”) for the Efrossini are $69,600, $59,600 and $49,600 during the first, second and third years, respectively.

(8)	The daily charter rates to be paid by Daiichi for the Maria are $67,000 during 2008 and $46,000 during 2009 and 2010.

(9)

On March 13, 2008, we entered a five-year period time charter with Shinwa Kaiun Kaisha Tokyo (“Shinwa”) pursuant to which Shinwa will charter the Maritsa or a sister ship commencing in the first quarter of 2010. Pursuant to the charter, Shinwa may choose from among three charter rate structures, and must select among them prior to the commencement of the charter. Under the first option, the gross daily charter rates under this charter are $32,000 during the first and second years, $28,000 during the third year and $24,000 during the fourth and fifth years; under the second option, the gross daily charter rates under this charter are $32,500 during the first, second and third years and $21,250 during the fourth and fifth years; and under the third option, the gross daily charter rate under this charter is $28,000 during all five years. In each case, gross daily charter rates under this charter are subject to a 1.25% commission.

(10)

The Maritsa time charter with Bunge was scheduled to commence in February 2008, but we agreed in January 2008 to early delivery of the vessel in exchange for a payment by Bunge in the amount of $75,000.

(11)

On January 24, 2008, we entered into a time charter with Bunge pursuant to which we agreed to charter the Pedhoulas Trader commencing February 9, 2008 and due to expire by July 24, 2008 at a gross daily charter rate of $54,000. On March 3, 2008, we agreed with Bunge to terminate the charter. We estimate that the compensation payable to the charterer for early redelivery of the vessel, which is expected to occur on May 30, 2008, will be approximately $800,000. In April 2008, we entered a five-year period time charter with Kawasaki Kisen Kaisha, Ltd., or K-Line, pursuant to which K-Line will charter the Pedhoulas Trader commencing July 2008. The gross daily charter rates under this charter are $69,000, $56,500, $42,000, $20,000 and $20,000 during the first, second, third, fourth and fifth years, respectively, subject to a 1.00% commission.

(12)	Double-hulled vessel.

(13)

On March 5, 2008, we entered a five-year period time charter with K-Line pursuant to which K-Line will charter the Marina or a sister ship commencing in the third or fourth quarter of 2008. The gross daily charter rates under this charter are $61,500, $51,500, $41,500, $31,500 and $21,500 during the first, second, third, fourth and fifth years, respectively, subject to a 2.5% commission.

(14)

These Kamsarmax and Post-Panamax class newbuilds are being built in different shipyards than our current Kamsarmax and Post-Panamax class vessels, but may be subject to similar operational treatment as the current vessels of the same class because they have substantially the same specifications as the current vessels. Under certain of our charter contracts, we are able to substitute these newbuilds for the current vessels nominated under the charter contract, although in certain cases, such substitution may result in a discount in the charter rate.

(15)

Delivery date for this newbuild reflects agreement with the shipyard to deliver the newbuild in the fourth quarter of 2008, which is earlier than the originally scheduled delivery date of January 31, 2009 in the applicable newbuild contract, for an additional fee of $5,265 (¥591,500) per day for each day between the actual delivery date and the January 31, 2009 originally scheduled delivery date. On April 17, 2008, we entered a period time charter with Daiichi pursuant to which Daiichi will charter the Eleni commencing in November 2008 through October 2009. The gross daily charter rate under this charter is $77,000 per day, subject to a 1.25% commission.

(16)	This vessel is being built at the Jiangsu Rongsheng Heavy Industries Group Co., Ltd. (“Rongsheng”) shipyard.

(17)

On February 7, 2008 we entered into a 20-year period time charter with Eastern Energy Pte. Ltd. pursuant to which Eastern Energy Pte. Ltd. will charter the vessel to be named Kanaris commencing in the third or fourth quarter of 2011. The gross daily charter rate under this charter is $25,928 subject to a 2.5% commission. The obligations of Eastern Energy Pte. Ltd. have been guaranteed by Tata Power Company Limited and Coastal Gujarat Power Limited, two companies which are part of the Tata Group of companies. During the expected interim period between the scheduled delivery of the Kanaris and the commencement of this period time charter, we expect to employ the Kanaris in the spot market or on a period time charter.

Our main focus is on Panamax, Kamsarmax and Post-Panamax class vessels because these vessels have the flexibility to handle a wide variety of drybulk cargoes and are able to access all major ports. In addition, unlike smaller drybulk vessels, Panamax, Kamsarmax and Post-Panamax class vessels are able to efficiently transport the major drybulk commodities, coal, iron ore, coal and grain, to Asian markets. We believe that our focus on Panamax, Kamsarmax and Post-Panamax class vessels allows us to enter into stronger relationships with customers, including specific departments at our customers that specialize in the types of cargo that are transported by these vessel classes. This focus also helps us better meet the needs of our customers and enables us to develop greater expertise in the management of a targeted group of drybulk vessel classes.

Newbuilds. We intend to grow our fleet through selective investment in drybulk newbuild contracts in order to both renew our fleet, by replacing vessels as they age with more modern vessels with advanced designs, and to increase the number of vessels in our fleet. Since 1995, we have acquired and taken delivery of 21 newbuilds, and we currently have eight newbuilds on order. Our currently contracted newbuilds are comprised of two Japanese-built Post-Panamax class vessels, with contract prices of approximately $37.7 million (¥4.3 billion) per vessel (plus an estimated additional cost of $0.4 million for early delivery of one of these vessels), scheduled for delivery in the fourth quarter of 2008 and first quarter of 2009, two South Korean-built Post-Panamax class vessels, with contract prices of $73.5 million per vessel, scheduled for delivery in the third quarter of 2009 and the first quarter of 2010, two Chinese-built Capesize class vessels, with contract prices of $80.0 million and $81.0 million, scheduled for delivery in the first quarter of 2010 and two South Korean-built Kamsarmax class vessels, with contract prices of $48.1 million per vessel, scheduled for delivery in the first and second quarters of 2010. In addition to payment of the contract prices for the newbuilds, we are required to make payments for certain adjustments, under our newbuild contracts, such as reimbursement of certain third-party seller interest expenses with respect to Hull Nos. 2054 and 2055 and payments for early delivery, if requested by us. For example, with respect to the delivery of the Eleni, which the shipyard has agreed to deliver in the fourth quarter of 2008, earlier than the originally scheduled delivery date of January 31, 2009, we are required to pay an additional amount of $5,265 (¥591,500) per day for each day between the actual delivery of the Eleni and January 31, 2009. We expect that the Eleni will be delivered on or around November 10, 2008, and the amount payable, assuming delivery on such date, would be $431,687 (¥48.5 million). The actual amount of such adjustment-related payments that will need to be made with respect to our newbuilds will depend on whether adjustments are made prior to delivery of the newbuilds.

Although we intend to focus on Panamax, Kamsarmax and Post-Panamax class newbuilds, we monitor market conditions regularly and may acquire secondhand drybulk vessels or vessels of other sizes when those acquisitions would, in our view, present favorable investment opportunities. Examples of this are our newbuild contracts for two Capesize class vessels. We believe that the addition of these Capesize class vessels represents a reasonable expansion of the fleet towards larger sizes, provides our customers with additional flexibility and should generate attractive returns due to the attractive contract prices for the vessels and early delivery time from the shipyard.

Chartering of Our Fleet

We currently deploy the vessels in our fleet under period time charters and trip time charters, a type of spot charter, to transport bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes. We intend to employ our drybulk vessels on a mix of period time and spot charters and, according to our assessment of market conditions, adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with long-term period time charters or to profit from attractive spot rates during periods of strong charter market conditions. We have recently entered into five-year period time charters, which are scheduled to commence in late 2008, 2009 and 2010, for six vessels in our current fleet, and two of our newbuilds, and have entered into a 20-year time charter commencing in 2011 for one of our newbuilds. By chartering these vessels in advance, we have been able to take advantage of the recent strong market conditions, while at the same time, reducing our exposure to charter rate fluctuations in late 2008, 2009 and 2010 when all of our newbuilds are delivered. In addition, as of December 31, 2007, we had arranged one- to three-year period time charters commencing in 2008 for the three vessels in our fleet which were deployed on spot charters as of December 31, 2007. As a result, as of December 31, 2007, we had time charter commitments for approximately 75.9%, 50.6% and 36.1% of our fleet’s anticipated available days in 2008, 2009 and 2010, respectively, and our contracted period time charter arrangements for 2008 through 2010, are expected to provide revenues of $347.1 million.

We monitor developments in the drybulk shipping industry on a regular basis and seek to adjust the charter hire periods for our vessels according to our assessment of market conditions. Our Manager, which in combination with its predecessor has over 40 years of experience in managing drybulk vessels, balances our charters between period time charters and spot charters. We are constantly evaluating opportunities to increase the number of our drybulk vessels employed on period time charters, but only expect to enter into additional period time charters with financially strong charterers on terms that reflect the value of our vessels. In addition, we have on occasion requested to terminate a charter earlier than scheduled when either we would like to take advantage of a strong long-term period time charter market environment and believe that an opportunity to enter into a subsequent long-term period time charter is not likely to be available when the relevant vessel is originally scheduled to be redelivered or when our vessel is otherwise chartered pursuant to a period time charter that is expected to generate lower charter revenues than would otherwise be available based on prevailing charter rates and market conditions.

Set forth below are brief descriptions of the types of charters under which our vessels may be employed.

Time Charters: A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, drydocking and intermediate and special surveys.

•	Period time charters: Period time charters are time charters lasting from three months up to several years.

•

Trip time charters: A trip time charter is a short-term time charter that can last from a few days up to three months and consists of a limited number of trips between ports. Vessels deployed on trip time charters are considered to be deployed in the spot market.

Voyage Charters: Voyage charters are generally contracts to carry a specific cargo from a load port to a discharge port, including positioning the vessel at the load port. Under a voyage charter, the charterer pays an agreed upon total amount or on a per cargo ton basis, and we pay for both vessel operating expenses and voyage expenses. Vessels deployed on voyage charters are considered to be deployed in the spot market. We infrequently enter into voyage charters.

Spot Charters: Spot chartering activity involves chartering either on a voyage charter or a trip time charter. Because we employ our vessels on voyage charters only infrequently, references to “spot charters” in this prospectus generally refer to trip time charters unless otherwise indicated.

Contracts of Affreightment: We also, infrequently, enter into contracts of affreightment, under which our vessels are used to carry multiple cargoes over the same route over a number of years.

Our Customers

Our customers, since 2005, have included over 30 national, regional and international companies, including Bunge, Cargill, Daiichi, Intermare Transport G.m.b.H., NYK and NCS, or their affiliates, which were chartering our vessels as of December 31, 2007. In addition, in February, 2008 we entered into a 20-year period time charter with Eastern Energy Pte. Ltd., an affiliate of the Tata Group of companies, pursuant to which Eastern Energy Pte. Ltd. will charter the newbuild to be named Kanaris commencing in 2011. In March and April of 2008, we entered into two separate five-year period time charters with Kawasaki Kisen Kaisha, Ltd., or K-Line, pursuant to which K-Line will charter the Marina or a sister ship commencing in the third or fourth quarter of 2008 and K-Line will charter the Pedhoulas Trader commencing in July 2008. In March 2008, we also entered into a five-year period time charter contract with Shinwa pursuant to which Shinwa will charter the Maritsa or a sister ship commencing in the first quarter of 2010. Our customers include leading drybulk charterers, some of which have been chartering our vessels or vessels of our affiliates for over 20 years. We seek to charter our vessels primarily to charterers who intend to use our vessels without sub-chartering them to third parties. We find that developing and maintaining relationships with the end-users of our services allows us to develop strong relationships with these customers and develop a better understanding of the commodities carried by our vessels. A prospective charterer’s financial condition and reliability are also important factors in negotiating employment for our vessels.

Below is a brief description of our relationship with three of our largest customers with which we have strong relationships and which, as of December 31, 2007, were chartering nine of our vessels on spot or period time charters:

Bunge Limited and its affiliates: Bunge is a leading agribusiness and food company based in the United States. We have transported a variety of cargoes, including grain, coal and iron ore, for Bunge since 2002. Between January 1, 2003 and December 31, 2007, we made approximately 90 voyages and transported over 6.2 million metric tons (“Mt”) of cargo for Bunge. As of December 31, 2007, we had one spot charter and two period time charters in place with Bunge, and in the first quarter of 2008, commenced two one-year period time charters with Bunge.

Cargill International S.A. and its affiliates: Cargill is an international provider of food and agriculture products and services based in the United States. We have transported a variety of cargoes, including grain, coal and iron ore, for Cargill since the early 1990s. Between January 1, 2003 and December 31, 2007, we made approximately 60 voyages and transported over 3.5 Mt of cargo for Cargill. As of December 31, 2007, we had one spot charter in place with Cargill.

Daiichi Chuo Kisen Kaisha and its affiliates: Daiichi is a global provider of maritime transportation services based in Japan that also engages in commodities trading. In 2007, we solidified our relationship with Daiichi with a series of period time charters to transport coal with an aggregate of more than 32 years of employment, as of December 31, 2007, and as of that date, had vessels deployed on five period time charters with Daiichi. As of December 31, 2007, we also were scheduled to commence five additional five-year period time charters and one additional two-year period time charter with Daiichi at various times between 2008 and 2010. These charters have established our company as one of Daiichi’s largest non-Japanese drybulk shipping associates.

See “Risk Factors—Risks Related to Our Company—We depend upon a limited number of customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.”

Corporate Matters

Safe Bulkers, Inc. was incorporated on December 11, 2007, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring ownership of our 19 Subsidiaries, each incorporated under the laws of the Republic of Liberia, that either currently own vessels or are scheduled to own vessels. Each of these subsidiaries, since inception, has been under the common control of Polys Hajioannou and Nicolaos Hadjioannou. Following the date of the final prospectus, and prior to the closing of this offering, each of these Subsidiaries will be transferred or contributed to Safe Bulkers, Inc. by Vorini Holdings, a Marshall Islands corporation that will be majority owned by Polys Hajioannou and Nicolaos Hadjioannou, with Maria Hajioannou and Eleni Hajiannou having minority shareholdings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” for more information on our Reorganization, which will occur following the date of the final prospectus and prior to the closing of this offering. Following the closing of this offering, we will conduct our business operations through these Subsidiaries. Each of our vessels is owned by one of these Subsidiaries.

Management of Our Fleet

Our chief executive officer, president, chief operating officer and chief financial officer, collectively referred to in this prospectus as our “executive officers,” provide strategic management for our company and also supervise the management of our day-to-day operations by our Manager. We expect that all of the executive officers, except for the chief financial officer, will allocate a substantial majority of their time to our business. With respect to the chief financial officer, all of his time will be allocated to our business. Our arrangements with our Manager and its performance are reviewed by our board of directors. Prior to this offering, we will be entering into a management agreement pursuant to which our Manager provides us and our subsidiaries with technical, administrative, commercial and certain other services for an initial term expiring on the second anniversary of the completion of this offering, with automatic one-year renewals for an additional eight years, unless we provide notice of non-renewal 12 months prior to the end of the then-current term. Our Manager reports to us and our board of directors through our executive officers.

Historically, our Manager only rarely managed vessels other than those in our fleet and currently it does not manage any other companies’ vessels, with the exception of certain services provided to SafeFixing, an affiliate of our Manager, which is in the business of chartering-in third party vessels for subsequent chartering to customers. Our Manager has agreed that, during the term of our management agreement and for a period of one year following its termination, our Manager will not provide management services to, or with respect to, any drybulk vessels other than (a) on our behalf, (b) with respect to certain drybulk vessels chartered in by SafeFixing or (c) with respect to drybulk vessels that are owned or operated by the Hajioannou Entities, which include Polys Hajioannou, Nicolaos Hadjioannou, Vorini Holdings and Machairiotissa Holdings, and drybulk vessel businesses that are acquired, invested in or controlled by the Hajioannou Entities, subject in each case to compliance with, or waivers of, the restrictive covenant agreements entered into between us and the Hajioannou Entities. See “Certain Relationships and Related Party Transactions” and “Management—Employment and Restrictive Covenant Agreements” for a description of our restrictive covenant agreements entered into with the Hajioannou Entities. We believe we will continue to derive significant benefits from our relationship with our Manager.

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being arranged by our Manager, our drybulk vessel will receive such charter.

Following this offering, and until the second anniversary of the completion of this offering, in return for providing technical, administrative and commercial management of our vessels, including human resources, financial and other administrative services such as bookkeeping, audits and accounting services, banking and financial services, client and investor relations services and office space, our Manager will receive a management fee of $575 per day per vessel. Thereafter, these fees will be adjusted every year by agreement between us and our Manager. In return for chartering services rendered to us, our Manager will also receive a fee of 1.0% on all freight, charter hire, ballast bonus and demurrage for each vessel. Our Manager will also receive a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including the acquisition of each of our contracted newbuilds other than the two Post-Panamax class vessels being built in the IHI shipyard in Japan. With respect to these two Post- Panamax class vessels, our Manager will receive a commission of 1.0% based on the contract prices of those vessels through separate agreements with the Itochu Corporation, the trading house facilitating the IHI newbuild sales and the counterparty to the applicable newbuild contracts, and not pursuant to the management agreement. We will also pay our Manager a flat supervision fee of $375,000 per newbuild, which we will capitalize, for the on-premises supervision by selected engineers and others on the Manager’s staff of newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise.

For more information on the services provided by our Manager pursuant to our management agreement, please read the section entitled “Our Manager and Management Related Agreements.”

Competition

We operate in highly competitive markets that are based primarily on supply and demand. Our business fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We believe we differentiate ourselves from our competition by providing young, modern vessels with advanced designs and technological specifications. Having all of our current fleet and a majority of our current and contracted fleet built in Japanese shipyards, we believe, provides us with an advantage in attracting large, well-established customers, including Japanese customers.

The drybulk sector is characterized by relatively low barriers to entry. According to Drewry, ownership of drybulk vessels is highly fragmented and, as of January 31, 2008, was divided among over 1,400 independent drybulk vessel owners. As of January 31, 2008, nearly 500 of these owners owned Panamax class drybulk vessels, with at least 20 owning at least ten such vessels. Some of these competitors have larger fleets and greater financial resources than we do, which may make them more competitive. In general, we compete with other owners of Panamax class or larger drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel.

For a more detailed description of our competitive environment, please read “The International Drybulk Shipping Industry.”

Crewing and Shore Employees

Upon completion of this offering, we will have four shore-based employees, all of whom will be provided by our Manager. This management team will consist of our chief executive officer, president, chief financial officer and chief operating officer. Our Manager is responsible for the technical management of our fleet and therefore also handles the recruiting, either directly or through a crewing agent, of the senior officers and all other crew members for our vessels. Our Manager currently crews our vessels primarily with Greek senior officers and Filipino officers and seamen. We believe the streamlining of crewing arrangements through our Manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. As of December 31, 2007, 231 people served on board the vessels in our fleet, and our Manager employed 34 people, all of whom were shore-based.

Permits and Authorizations

We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Risk of Loss and Liability Insurance

General

The operation of our fleet includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes as well as personal injury and loss of life. In addition, the operation of any oceangoing vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

Our Manager is responsible for arranging insurance for all our vessels on terms specified in our management agreement, which we believe are in line with standard industry practice. In accordance with our management agreement, our Manager will procure and maintain hull and machinery insurance, war risks insurance, freight, demurrage and defense coverage and protection and indemnity coverage with mutual assurance associations. Due to our low incident rate and young age of our fleet, we are generally able to procure relatively low hull and machinery insurance rates.

While our insurance coverage for our drybulk vessel fleet is in amounts that we believe to be prudent to protect us against normal risks involved in the conduct of our business and consistent with standard industry practice, our Manager may not be able to maintain this level of coverage throughout a vessel’s useful life. Furthermore, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will always be able to be obtained at reasonable rates.

Hull and machinery and war risks insurance

Our marine hull and machinery insurance covers risks of partial loss or actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured risk up to an agreed amount per vessel. Our war risks insurance covers risks of partial loss or actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of the total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and indemnity insurance

Protection and indemnity insurance is a form of mutual indemnity insurance provided by mutual marine protection and indemnity associations, or “P&I Clubs,” formed by vessel owners to provide protection from large financial loss to one club member by contribution towards that loss by all members.

Protection and indemnity insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

Unless otherwise provided by the international conventions that limit the liability of vessel owners and subject to the “capping” discussed below, our coverage, except for pollution, will be unlimited.

Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs (the “International Group”). The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each individual P&I Club’s liabilities. The International Group exists to arrange collective insurance and reinsurance for P&I Clubs, to represent the views of vessel owners and charterers who belong to those P&I Clubs on matters of concern to the shipping industry and to provide a forum for the exchange of information. Each of the constituent P&I Clubs is an independent, non-profit making mutual insurance association, providing cover for its vessel owners and charterer members against liabilities of their respective businesses. Each P&I Club is controlled by its members through a board of directors elected from the membership. The board of directors retains responsibility for strategic and policy issues, but delegates the technical running of the P&I Club to full-time managers.

Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these are to be shared among the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $6.0 million up to a limit of about $4.5 billion. For a layer of claims between $50.0 million and $2.0 billion the P&I Clubs in the International Group purchase reinsurance from the commercial market. The pooling system provides participating P&I Clubs with reinsurance protection, at cost, at much higher levels than would normally be available in the commercial reinsurance market. As a member of a P&I Club that is a member of the International Group, we are subject to periodic assessments payable to the P&I Clubs mainly based on our claims record, as well as the claims record of the International Group, all other members of the individual P&I Clubs and members of the pool of P&I Clubs comprising the International Group.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules and regulations of the classification society. In addition, each vessel must comply with all applicable laws, rules and regulations of the vessel’s country of registry, or “flag state,” as well as the international conventions of which that flag state is a member. A vessel’s compliance with international conventions and corresponding laws and ordinances of its flag state can be confirmed by the applicable flag state, port state control or, upon application or by official order, the classification society, acting on behalf of the authorities concerned.

The classification society also undertakes, upon request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. The maintenance of class, regular and extraordinary surveys of a vessel’s hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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Annual Surveys. For oceangoing vessels, annual surveys are conducted for its hull and machinery, including the electrical plant, and for any special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

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Intermediate Surveys. Extended annual surveys are referred to as “intermediate surveys” and typically are conducted on the occasion of the second or third annual surveys after commissioning and after each class renewal.

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Class Renewal / Special Surveys. Class renewal surveys, also known as “special surveys,” are more extensive than intermediate surveys and are carried out at the end of each five year period. During the special survey the vessel is thoroughly examined, including thickness-gauging to determine any diminution in the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. It may be expensive to have steel renewals pass a special survey if the vessel is aged or experiences excessive wear and tear. A vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, according to which all machinery would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.

Most vessels are also drydocked every 24 to 36 months for inspection of their underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation or condition of class” which must be rectified by the vessel owner within the prescribed time limits. If “In Water Survey” (IWS) notation is assigned by class, as is the case for our vessels, the vessel owner has the option of carrying out an underwater inspection of the vessel in lieu of drydocking up to the tenth anniversary of vessel delivery, subject to certain conditions, thereby generally achieving a higher utilization for the relevant vessel.

In general, insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (IACS). All of our vessels are certified as being “in class” by Lloyd’s Register of Shipping, which is a member of IACS.

The following table lists the dates of our recent drydockings and special surveys, and the dates by which we expect to carry out the next drydockings and special surveys for the vessels in our current drybulk vessel fleet:

Vessel Name	Drydocking	Special Survey
Efrossini	April 2008	April 2008
Maria	May 2008	May 2008
Vassos	March 2008	February 2009
Katerina	July 2008	May 2009
Maritsa	February 2009	January 2010
Pedhoulas Merchant	March 2010 (1)	March 2011 (1)
Pedhoulas Trader	May 2010 (1)	May 2011 (1)
Pedhoulas Leader	February 2011 (1)	March 2012 (1)
Stalo	January 2010 (1)	January 2011 (1)
Marina	January 2010 (1)	January 2011 (1)
Sophia	June 2011 (1)	June 2012 (1)

(1)

For these vessels, we have the ability to carry out in-water survey of the vessel in lieu of drydocking, subject to certain conditions, which allows us to achieve a higher utilization of the relevant vessel. In the event of an in-water survey as part of a particular intermediate survey, drydocking would be required for the following special survey.

Drydocking can be undertaken as part of a special survey if the drydocking occurs within 15 months prior to the special survey deadline.

Environmental and Other Regulations

General

Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in international waters and the countries in which they operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, water discharges and ballast water. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”) and Clean Air Act (“CAA”), the International Convention for Prevention of Pollution from Ships, the International Convention for Safety of Life at Sea (“SOLAS”) and implementing regulations adopted by the International Maritime Organization (“IMO”), the

European Union (“EU”) and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Our fleet, however, is young and modern and complies with all current requirements. Under our management agreement, our Manager will assume technical management responsibility for our fleet, including compliance with all applicable government and other regulations. If our management agreement with our Manager terminates, we would attempt to hire another party to assume this responsibility, including compliance with the regulations described herein. In such event we may be unable to hire another party to perform these and other services for a fixed fee, as is the case with our Manager. However, due to the nature of our relationship with our Manager, we do not expect our management agreement to be terminated early.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with all environmental laws and regulations applicable to us as of the date of this prospectus. However, because such laws and regulations are subject to frequent change and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. However, we believe that the nature of our young, modern fleet is such that we will not be exposed to the same level of risk faced by owners of older, less modern vessels.

The International Maritime Organization

Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex III of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) regulates the transportation of marine pollutants and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Annex VI became effective on May 19, 2005, and sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We have obtained International Air Pollution Prevention Certificates for all our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels. For example, the United States in February 2007 proposed a series of amendments to Annex VI regarding emissions of particulate matter, nitrogen oxides and sulfur oxides. The emissions program described in this proposal would reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in certain coastal areas with particular air quality concerns. If these amendments are implemented and are applied to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install additional pollution control equipment in our vessels.

In March 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance in specified amounts to cover their liability for relevant pollution damage. As of November 2007, the Bunker Convention had been ratified by a sufficient number of nations for entry into force, and the Bunker Convention will become effective on November 21, 2008.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or “ISM Code.” The ISM Code requires vessel owners or any other person, such as a manager or bareboat charterer, who has assumed responsibility for the operation of a vessel from the vessel owner and on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, to develop and maintain an extensive SMS, or Safety Management System, that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a “Safety Management Certificate” for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. Currently, our Manager has the requisite documents of compliance and safety management certificates for each of the vessels in our fleet for which the certificates are required by the IMO. Our Manager is required to renew these documents of compliance and safety management certificates every five years. Compliance is externally verified on an annual basis for the Manager and between the second and third years for each vessel by the applicable flag state. Although all our vessels are currently ISM Code-certified, there can be no assurance that such certification will be maintained indefinitely.

Noncompliance by a vessel owner, manager or bareboat charterer with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

The U.S. Oil Pollution Act of 1990

OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While our vessels do not carry oil as cargo, they do carry lubricants and fuel oil, or “bunkers,” which subjects our vessels to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or threatened discharges, of pollutants from their vessels, including bunkers. OPA 90 defines these “other damages” broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.

As a result of 2006 amendments to OPA 90, the liability of responsible parties under OPA 90 was increased to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA 90, all owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Current U.S. Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes the former OPA 90 liability limit of $600 per gross ton for non-tank vessels and the CERCLA liability limit of $300 per gross ton (see “—The U.S. Comprehensive Environmental Response, Compensation, and Liability Act” below for further details). On February 5, 2008, the U.S. Coast Guard proposed a new rule that will increase the amounts of required financial responsibility to reflect the July 2006 increases in OPA 90 liability. Under the regulations, owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guarantee evidencing sufficient self-insurance. We have satisfied these requirements and obtained a U.S. Coast Guard certificate of financial responsibility for all of our vessels.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance for our fleet, as well as the costs of our competitors that also require such coverage.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per incident. Although our vessels carry a relatively small amount of bunkers, a spill of oil from one of our vessels could be catastrophic under certain circumstances. We also carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Losses as a result of fire or explosion could be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have a severe, adverse effect on us and could possibly result in our insolvency.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. All of our vessels have U.S. Coast Guard-approved response plans.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act

CERCLA applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. As described above, owners and operators of vessels must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under CERCLA.

The U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency (“EPA”) regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocates v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA permitting program to be developed by the EPA or face penalties. Although the EPA has appealed this decision to the Ninth Circuit Court of Appeals, it is proceeding with development of the regulations. In June 2007, the EPA provided notice of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comment. We cannot predict the outcome of the litigation, but, if the court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any related treatment requirements. While we do not believe that the costs associated with obtaining such permits and meeting related treatment requirements would be material, it is difficult to predict the overall impact of CWA permitting requirements on our business. In addition, various states have also enacted legislation restricting ballast water discharges and the introduction of non-indigenous species considered to be invasive. These and any similar restrictions enacted in the future could increase the costs of operating in the relevant waters.

The U.S. Clean Air Act

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. To address emissions from large ocean-going vessels, the EPA issued Tier 1 emissions standards in 2003 for “Category 3” marine diesel engines, which are compression-ignition diesel marine engines at or above 30 liters per-cylinder displacement, on vessels operating in U.S. waters. This Tier 1 standard is the nitrogen oxides limit contained in Annex VI of MARPOL. In November 2007, the EPA issued an Advance Notice of Proposed Rulemaking announcing its intention to propose more stringent emission standards for new Category 3 marine engines. The standards under consideration are consistent with the United States’ proposal to amend Annex VI of MARPOL, as discussed above. If these amendments are implemented and apply to existing vessels (as opposed to vessels manufactured after the effective date), we may incur costs to install additional pollution control equipment on our vessels to comply. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. In addition, individual states, including California, have attempted to regulate vessel emissions within state waters. Although the California rules were recently struck down by the Ninth Circuit Court of Appeals as preempted by the CAA, the state intends to request further judicial review. It could also seek a waiver from the EPA to allow the adoption of such standards. New or more stringent federal or state air emission regulations could require significant capital expenditures to retrofit vessels and could otherwise increase our operating costs.

Other environmental initiatives

The EU has adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. While we do not believe that the costs associated with our compliance with these adopted and proposed EU initiatives will be material, it is difficult to predict what additional legislation, if any, may be promulgated by the EU or any other country or authority. For example, in October 2007, the Commission of the European Communities proposed an Integrated Maritime Policy for the European Union. Under the proposal, the Commission indicated that it will, among other things, support international efforts to diminish air pollution, including greenhouse gas emissions, from ships, and will consider additional proposals in these areas at the European level.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for vessels heading to the Great Lakes or Hudson Bay. Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and Hudson Bay), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species or lead to requirements for active treatment of ballast water. A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. A challenge to the Michigan law was dismissed by the federal district court and is now under appeal in the Sixth Circuit Court of Appeals. If the Michigan law is upheld, other states could adopt similar requirements that could increase the costs of operation in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 31, 2008, the BWM Convention had been adopted by 13 states, representing 3.62% of the world’s tonnage. Each vessel in our current fleet has been issued a BWM plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines.

If mid-ocean ballast exchange is made mandatory at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for oceangoing vessels. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean- going vessels under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel security regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or “ISPS Code.” Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the IMO, SOLAS and the ISPS Code, and we have approved ISPS certificates and plans on board all our vessels, which have been certified by the applicable flag state.

Properties

We have no freehold or leasehold interest in any real property. We occupy office space at 32 Avenue Karamanli, 16605 Voula, Athens, Greece that is provided to us as part of the services we receive under our management agreement. Other than our vessels, we do not have any material property.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident and non-citizen holders of our common stock.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 32 Avenue Karamanli, 16605 Voula, Athens, Greece. Our telephone number at that address is 011-30-210-895-7070. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors or nominees for director have been determined by our board of directors to be independent: Basil Sakellis, Frank Sica and Ole Wikborg. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Polys Hajioannou	41	Chief Executive Officer, Chairman of the Board and Class I Director
Dr. Loukas Barmparis	45	President and Class II Director
Konstantinos Adamopoulos	45	Chief Financial Officer and Class III Director
Nicolaos Hadjioannou	29	Chief Operating Officer and Class I Director
Basil Sakellis	29	Class II Director Nominee*
Frank Sica	57	Class III Director Nominee*
Ole Wikborg	52	Class I Director Nominee*

*	Has agreed to join our board of directors upon completion of this offering.

Certain biographical information about each of these individuals is set forth below. The term of our Class I directors expires in 2010, the term of our Class II directors expires in 2009 and the term of our Class III directors expires in 2008.

Polys Hajioannou is our Chief Executive Officer and Chairman of our board of directors. Mr. Hajioannou also serves with our Manager, and prior to its inception, our Manager’s predecessor Alassia Steamship Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2005 and has served on the board since that time. Mr. Hajioannou is also a founding member of the Union of Cyprus Shipowners. Mr. Hajioannou holds a bachelor of science degree in nautical studies from Sunderland University.

Dr. Loukas Barmparis is our President and a member of our board of directors. Dr. Barmparis also serves as the technical manager of our Manager, which he joined in February 2006, and is the technical manager of the affiliated Alasia Development S.A., which he joined in January 2006, where he is responsible for project development. Prior to joining our Manager and Alasia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business administration from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Konstantinos Adamopoulos is our Chief Financial Officer and a member of our board of directors. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds an M.B.A. in finance from the City University Business School and a bachelor of science in business administration from the Athens School of Economics and Business Science.

Nicolaos Hadjioannou is our Chief Operating Officer and a member of our board of directors. Mr. Hadjioannou also serves with our Manager, which he joined in 1999. Mr. Hadjioannou is a member of the board of directors of the Union of Cyprus Shipowners and a member of the independent committee of the Norwegian Hull Club.

Basil Sakellis has agreed to join our board of directors upon completion of this offering. Mr. Sakellis has been an associate of European Capital Financial Services Limited, a private equity firm based in London, since 2006. In 2005, Mr. Sakellis worked for McKinsey & Company in London. From 2000 to 2004, Mr. Sakellis was an analyst and then an associate at NM Rothschild & Sons Ltd in London. Mr. Sakellis received an M.B.A. from Harvard Business School in 2006 and his Masters in Engineering from Imperial College, University of London, in 2000.

Frank Sica has agreed to join our board of directors upon completion of this offering. Mr. Sica has served as a Managing Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. During that period he was also President of Menemsha Capital Partners, Ltd., a private investment firm. From 2000 to 2003, Mr. Sica was President of Soros Private Funds Management LLC, which oversaw the direct real estate and private equity investment activities of Soros. In 1998, Mr. Sica joined Soros Fund Management, where he was a Managing Director responsible for Soros’ private equity investments. From 1988 to 1998, Mr. Sica was a Managing Director at Morgan Stanley. In 1996, Mr. Sica was elevated to Co-CEO of Morgan Stanley’s Merchant Banking Division, whose principal operating unit was Morgan Stanley Capital Partners. Prior to 1988, Mr. Sica was a Managing Director in Morgan Stanley’s mergers and acquisitions department. From 1974 to 1977, Mr. Sica was an officer in the U.S. Air Force. Mr. Sica is a graduate of Wesleyan University, where he received a B.A. degree, and of the Amos Tuck School of Business at Dartmouth College, where he received his M.B.A. Mr. Sica is also a director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, NorthStar Realty Finance Corporation, a real estate finance company, Onvoy, Inc., a provider of telecommunication services, and Kohl’s Corporation, an owner and operator of department stores.

Ole Wikborg has agreed to join our board of directors upon completion of this offering. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 30 years. Since 2002, Mr. Wikborg has served as a director, senior underwriter and member of the management team of the Norwegian Hull Club, based in Oslo, Norway. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (IUMI), and since 2006 has served as Vice President and a member of the Executive Board of the IUMI. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and is presently that organization’s Vice Chairman. From 1997 until 2002, Mr. Wikborg served as the senior vice president of the marine division of the Energy Zurich Protector Insurance Company AS, based in Oslo and Zurich, and from 1993 until 1997 served as a senior underwriter for the marine division of Protector Insurance Company AS, based in Oslo. Prior to his career in the field of marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

Compensation of Directors and Senior Management

We did not pay our directors prior to this offering. Beginning in the fiscal year ending December 31, 2008, non-executive directors will receive annual fees in the amount of $40,000 plus reimbursement for their out-of-pocket expenses. In addition, the Chairman of the audit committee, Frank Sica, will receive the annual equivalent of $60,000 in the form of shares of our common stock.

The members of our senior management, prior to this offering, have not and will not receive any compensation from us. We do not have any employment contracts with any of our executive officers, who are provided to us by our Manager, and we do not have any service contracts with any of our non-executive directors that provide for benefits upon termination of their services.

Board of Directors

Upon the consummation of this offering, we will have seven members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

Following the completion of this offering, Vorini Holdings, a company controlled by Polys Hajioannou and Nicolaos Hadjioannou will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including: (a) the requirement that a majority of the board of directors consist of independent directors, (b) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (c) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (d) the requirement of an annual performance evaluation of the nominating, corporate governance and compensation committees. Following this offering, a majority of our board of directors will be non-independent directors and our nominating, corporate governance and compensation committee will include non-independent directors, as permitted under this exemption.

Committees of the Board of Directors

Audit committee

Upon consummation of this offering, our audit committee will consist of Ole Wikborg, Basil Sakellis and Frank Sica as Chairman. We believe that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee will be responsible for:

•	the hiring or termination of independent auditors and approving any non-audit work performed by such auditor;

•	approving the overall scope of the audit;

•

assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•

annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditor;

•	discussing earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and managements’ response;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter;

•	reporting regularly to the full board of directors;

•	evaluating the board of directors’ performance; and

•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Nominating, corporate governance and compensation committee

Upon consummation of this offering, our nominating, corporate governance and compensation committee will consist of Ole Wikborg, Basil Sakellis and Frank Sica as Chairman. The nominating, corporate governance and compensation committee will be responsible for:

•	developing and recommending criteria for selecting new directors;

•	screening and recommending to the board of directors individuals qualified to become executive officers;

•	developing and recommending to the board of directors compensation for board members;

•	overseeing compliance with any applicable compensation reporting requirements of the Securities and Exchange Commission and the New York Stock Exchange;

•	overseeing evaluations of the board of directors, its members and committees of the board of directors; and

•	handling such other matters that are specifically delegated to the nominating, corporate governance and compensation committee by the board of directors from time to time.

Codes of Conduct and Ethics

Prior to consummation of this offering, the board of directors will approve and adopt a Code of Business Conduct and Ethics for all officers and employees, a Code of Conduct for the chief executive officer and senior financial officers and a Code of Ethics for directors, copies of which will be available on our website and upon written request by our stockholders at no cost.

Employees

We have four executive officers. Our Manager employs, and provides us with, all four of our executive officers, including our chief executive officer, Polys Hajioannou, our president, Dr. Loukas Barmparis, our chief operating officer, Nicolaos Hadjioannou and our chief financial officer, Konstantinos Adamopoulos. Our Manager is responsible for paying any salaries payable to our executive officers.

Share Ownership

The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in the section entitled “Principal and Selling Stockholders” below.

Employment and Restrictive Covenant Agreements

We have not entered into any employment agreements with our employees.

We have entered into restrictive covenant agreements with each of Polys Hajioannou, our chief executive officer, and Nicolaos Hadjioannou, our chief operating officer. In the case of Polys Hajioannou, the restricted period is the longer of (a) the term of the management agreement and one year following its termination and (b) the term of his services as director or employment with us and for one year following the termination of his services and employment with us. In the case of Nicolaos Hadjioannou, the restricted period is the term of his services as director or employment with us and for one year following the termination of his services and employment with us. Pursuant to the terms of these restrictive covenant agreements, during the restricted period these executive officers will be prohibited from (i) owning or operating any drybulk vessels and (ii) acquiring or investing in any business involved in the ownership or operation of drybulk vessels (a “drybulk vessel business”). Notwithstanding these restrictions, Polys Hajioannou and Nicolaos Hadjioannou are permitted to engage in the restricted activities in the following circumstances:

(a)	pursuant to their involvement with us;

(b)	pursuant to their involvement with our Manager, subject to compliance with, or waivers of, the management agreement;

(c)

with respect to certain permitted acquisitions (as defined below), provided that (i) any commercial management of drybulk vessels controlled by the restricted individuals and entities in connection with such permitted acquisition is performed by our Manager and (ii) the restricted individuals and entities comply with the requirements for permitted acquisitions described below;

(d)

with respect to certain permitted activities of SafeFixing, which are described in more detail below, provided that any commercial management of drybulk vessels chartered-in by SafeFixing is performed by our Manager; or

(e)	pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the drybulk vessel business.

As noted above, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business, on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk businesses, provided that less than 50% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for its fair market value plus certain break-up costs.

Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are also permitted to engage in restricted activities with respect to certain permitted activities of SafeFixing. SafeFixing is controlled by Polys Hajioannou and Nicolaos Hadjioannou and is engaged in the business of chartering in vessels from third-party vessel owners for subsequent chartering out to customers. Under the restrictive covenant agreement, we will have the option of chartering-in vessels that SafeFixing has chartered in as of the closing of this offering, if such vessel is not subject to a charter out arrangement with a customer or the current charter out arrangement terminates or expires. In addition, with respect to any vessels chartered-in by SafeFixing after the closing of this offering, we will have the option to charter in such vessels from SafeFixing within 10 business days following notice of entry into the charter-in agreement between SafeFixing and the third-party vessel owner.

Equity Compensation Plans

We have not adopted any equity compensation plans, although we have agreed to provide the Chairman of the audit committee, Frank Sica, as part of his remuneration, the annual equivalent of $60,000 in the form of shares of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus and upon completion of this offering, by:

•	each of our directors and director nominees;

•	each of our executive officers;

•	all of our executive officers, directors and director nominees as a group;

•	each person known to us to beneficially own more than five percent of our common stock; and

•	the selling stockholder.

The selling stockholder in this offering is Vorini Holdings, which following the date of the final prospectus, and prior to the closing of this offering, will be wholly owned by members of the Hajioannou family. As set forth in the table below, members of the Hajioannou family, through Vorini Holdings, will, following the Reorganization, be the beneficial owners of 54,500,000 shares of our common stock, representing 100% of our issued and outstanding shares. Polys Hajioannou, our chief executive officer and Nicolaos Hadjioannou, our chief operating officer control Vorini Holdings. Information with respect to the Hajioannou family and Vorini Holdings and their material relationships with us is provided under “Certain Relationships and Related Party Transactions.”

Following the date of the final prospectus, and prior to the closing of this offering, the shares of the Subsidiaries will be contributed by Polys Hajioannou and Nicolaos Hadjioannou to Safe Bulkers, Inc. through Vorini Holdings, a company controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings (the “Reorganization”). Following the Reorganization, Safe Bulkers, Inc. will own each of the Subsidiaries and Vorini Holdings will be the sole stockholder of Safe Bulkers, Inc. See the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview” for more information on our Reorganization, which will occur following the date of the final prospectus and prior to the closing of this offering.

Vorini Holdings, the selling stockholder, is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of our common stock in this offering.

Upon closing of this offering, we will have one class of common stock outstanding. Each outstanding share of our common stock will entitle our stockholders, including the selling stockholder listed in this table, to one vote. As of the date of this prospectus, none of the outstanding shares of our common stock were held in the United States.

Identity of Person or Group	Shares of Common Stock Beneficially Held Prior to the Offering		Shares to be sold in this offering	Shares of Common Stock Beneficially Held Following the Offering		Shares to be sold upon Full Exercise of Overallotment Option	Shares of Common Stock Beneficially Held Following Full Exercise of the Overallotment Option
	Number of Shares	Percentage		Number of Shares	Percentage		Number of Shares	Percentage
Officers and Directors
Polys Hajioannou (1)	54,500,000	100%	10,000,000	44,500,000	81.7%	1,500,000	43,000,000	78.9%
Dr. Loukas Barmparis	—	—	—	—	—	—	—	—
Konstantinos Adamopoulos	—	—	—	—	—	—	—	—
Nicolaos Hadjioannou (1)	54,500,000	100%	10,000,000	44,500,000	81.7%	1,500,000	43,000,000	78.9%
Basil Sakellis	—	—	—	—	—	—	—	—
Frank Sica	—	—	—	—	—	—	—	—
Ole Wikborg	—	—	—	—	—	—	—	—
All officers and directors as a group (7 persons)	54,500,000	100%	10,000,000	44,500,000	81.7%	1,500,000	43,000,000	78.9%
5% Beneficial Owner/Selling Stockholder
Vorini Holdings Inc. (2)	54,500,000	100%	10,000,000	44,500,000	81.7%	1,500,000	43,000,000	78.9%

(1)	By virtue of shares owned indirectly through Vorini Holdings, our sole stockholder.

(2)

Vorini Holdings is controlled by Polys Hajioannou and Nicolaos Hadjioannou, who together hold the majority of the shares in the company. The address of Vorini Holdings is 32 Avenue Karamanli, 16605 Voula, Athens, Greece.

Any shares that may be acquired by these individuals following this offering are not included in the above table.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

Our Manager, Safety Management Overseas S.A., is ultimately owned by Machairiotissa Holdings Inc., or “Machairiotissa”, which is wholly owned by Polys Hajioannou, our chief executive officer. Our Manager, along with its predecessor, has provided services to our vessels since 1965 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels, pursuant to our management agreement described below. As of December 31, 2007, 231 people served on board the vessels in our fleet, and our Manager employed 34 people, all of whom were shore-based.

Management Agreement

Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

Technical services

These services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag state of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation and lodging, insurance (including handling and processing all claims) of, and appropriate investigation of any charterer concerns with respect to, the crew, conducting union negotiations concerning the crew, performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision and attending to all other technical matters necessary to run our business.

Commercial services

These services include chartering the vessels which we own, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuilds, and such other commercial services as we may reasonably request from time to time.

Administrative services

These services include administering payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services, assistance in complying with U.S. and other relevant securities laws, human resources (including provision of our executive officers and directors of our Subsidiaries), cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for any subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business.

Reporting Structure

Our Manager reports to us and our board of directors through our executive officers.

Compensation of Our Manager

Under our management agreement, and until the second anniversary of this offering, in return for providing technical, commercial and administrative services, our Manager receives a fee of $575 per vessel per day for vessels in our fleet, pro rated for the number of calendar days that we own or charter-in each vessel and $250 per day, per vessel for bareboat charters. Our Manager also receives a fee of 1.0% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. Further, our Manager receives a commission of 1.0% based on the contract price of any vessel bought or sold by it on our behalf, including each of our contracted newbuilds other than the two Post-Panamax class vessels being built by the IHI shipyard in Japan. For these two Post-Panamax class vessels, our Manager will receive a commission of 1.0% based on the contract prices of the vessels through separate agreements with Itochu Corporation. We also pay our Manager a flat fee of $375,000 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise. The management fees are fixed until the second anniversary of this offering, and are not subject to adjustment for euro/U.S. dollar exchange rate fluctuations or deflation during that period. After the second anniversary of this offering, these fees will be adjusted every year by agreement between us and our Manager.

The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain public company expenses such as directors and officers’ liability insurance, legal and accounting fees and other similar third party expenses, which are reimbursed by us.

Each year, our Manager prepares and submits to us a detailed draft budget for the next calendar year, which includes a statement of estimated revenue, estimated general and administrative expenses and a proposed budget for capital expenditures, repairs or alterations. Once approved by us, this draft budget becomes the approved budget. We advance, on a monthly basis, all vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for each quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

Term and Termination Rights

Subject to the termination rights described below, the initial term of our management agreement expires on the second anniversary of this offering. Upon expiration of the initial term or any renewal term, our management agreement automatically renews for one-year periods until the tenth anniversary of this offering, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate our management agreement at any point after the initial term upon 12 months’ notice to our Manager.

Our Manager’s termination rights

Our Manager may terminate our management agreement prior to the end of its term if:

•	any money payable by us is not paid when due or if due on demand, within ten business days following demand by our Manager;

•

we default in the performance of any other material obligation under the management agreement and the matter is unresolved within 20 business days after we receive written notice of such default from our Manager;

•

the management fee determined by arbitration in respect of any annual period following the initial term is unsatisfactory to our Manager, in which case the Manager may terminate upon 12 months’ written notice to us;

•

any acquisition of our shares or a merger, consolidation or similar transaction results in any “person” or “group” acquiring 40% or more of the total voting power of our or the resulting entity’s outstanding voting securities, and such percentage represents a higher percentage of such voting power than that held by the Hajioannou Entities, collectively; or

•	there is a change in directors after which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of this offering; or

•

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

Our termination rights

In addition to certain standard termination rights, we may terminate our management agreement prior to the end of its term if:

•

our Manager defaults in the performance of any material obligation under our management agreement and the matter is not resolved within 20 business days after our Manager receives from us written notice of such default; or

•	any money payable by our Manager to us or third parties under our management agreement is not paid or accounted for within ten business days following written notice by us.

Non-Competition

Our Manager has agreed that, during the term of our management agreement and for one year after its termination, our Manager will not provide any management services to, or with respect to, any drybulk vessels, other than in the following circumstances:

(a)	pursuant to its involvement with us; or

(b)

with respect to drybulk vessels that are owned or operated by the Hajioannou Entities and drybulk vessel businesses that are acquired, invested in or controlled by the Hajioannou Entities, subject in each case to compliance with, or waivers of, the restrictive covenant agreement entered into between us and the Hajioannou Entities, described below.

Our Manager has also agreed that if one of our drybulk vessels and a drybulk vessel owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessel will receive such charter.

Polys Hajioannou, our chief executive officer, Nicolaos Hadjioannou, our chief operating officer, and the other Hajioannou Entities, including SafeFixing, have also agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to certain exceptions. For a description of our restrictive covenant agreements with Polys Hajioannou, Nicolaos Hadjiannou and other Hajioannou Entities, please read the sections entitled “Certain Relationships and Related Party Transactions” and “Management—Employment and Restrictive Covenant Agreements.”

Sale of Our Manager

Our Manager has agreed that, during the term of the management agreement and for one year after its termination, our Manager will not transfer, assign, sell or dispose of all or substantially all of its business that is necessary for the performance of its services under the management agreement without the prior written consent of our board of directors. Furthermore, during such period, in the event of any proposed change in control of our Manager, we have a 30-day right of first offer to purchase our Manager.

For these purposes, a “proposed change in control of our Manager” means (a) the approval of the board of directors of our Manager or the stockholders of our Manager of a proposed sale of all or substantially all of the assets or property of our Manager necessary for the performance of its services under the management agreement, (b) the approval of our Manager’s stockholders of a proposed sale of our Manager’s shares that would result in the Hajioannou Entities owning less than 80% of the outstanding voting securities of our Manager or (c) the approval of our Manager’s stockholders of a proposed merger, consolidation or similar transaction, as a result of which the Hajioannou Entities would beneficially own less than 80% of the outstanding voting securities of the resulting entity following such transaction.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Related Agreements

For a description of our management agreement, please read the section entitled “Our Manager and Management Related Agreements.” We believe the fees and commissions set forth in our management agreement are no more than the rates we would pay to an unaffiliated third party to provide us with comparable management services.

Our Manager is an affiliate of Polys Hajioannou, our chief executive officer, and SafeFixing is an affiliate of Polys Hajioannou, our chief executive officer, and Nicolaos Hadjioannou, our chief operating officer.

Restrictive Covenant Agreements

Under restrictive covenant agreements entered into with us, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, including SafeFixing, have agreed to restrictions on their ownership or operation of any drybulk vessels or the acquisition, investment in or control of any business involved in the ownership or operation of drybulk vessels, subject to the exceptions described below.

In the case of Polys Hajioannou, the restricted period continues until the later of (a) one year following the termination of the management agreement and (b) one year following the termination of his services and employment with us. In the case of Nicolaos Hadjioannou, the restricted period continues until one year following the termination of his services and employment with us. In the case of the other Hajioannou Entities, including SafeFixing, the restricted period continues until one year following the termination of the management agreement. Notwithstanding these restrictions, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are permitted to engage in the restricted activities in the following circumstances:

(a)	pursuant to their involvement with us;

(b)	pursuant to their involvement with our Manager, subject to compliance with, or waivers of, the management agreement;

(c)

with respect to certain permitted acquisitions (as defined below), provided that (i) any commercial management of drybulk vessels controlled by the restricted individuals and entities in connection with such permitted acquisition is performed by our Manager and (ii) the restricted individuals and entities comply with the requirements for permitted acquisitions described below;

(d)

with respect to certain permitted activities of SafeFixing, which are described in more detail below, provided that any commercial management of drybulk vessels chartered-in by SafeFixing is performed by our Manager; and

(e)	pursuant to their passive ownership of up to 9.99% of the outstanding voting securities of any publicly traded company that is engaged in the drybulk vessel business.

As noted above, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are permitted to engage in restricted activities with respect to two types of permitted acquisitions. One such permitted acquisition is an acquisition of a drybulk vessel or an acquisition or investment in a drybulk vessel business, on terms and conditions as to price that are not more favorable, and on such other terms and conditions that are not materially more favorable, than those first offered to us and refused by a majority of our independent directors. The second type of permitted acquisition is an acquisition of a group of vessels or a business that includes non-drybulk vessels and non-drybulk vessel businesses, provided that less than 50% of the fair market value of the acquisition is attributable to drybulk vessels or drybulk vessel businesses. Under this second type of permitted acquisition, we must be promptly given the opportunity to buy the drybulk vessels or drybulk vessel businesses included in the acquisition for its fair market value plus certain break-up costs.

Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities are also permitted to engage in restricted activities with respect to certain permitted activities of SafeFixing. SafeFixing is controlled by Polys Hajioannou and Nicolaos Hadjioannou and is engaged in the business of chartering in vessels from third-party vessel owners for subsequent chartering out to customers. Under the restrictive covenant agreement, we will have the option of chartering in from SafeFixing vessels that SafeFixing has chartered in from third parties as of the closing of this offering, if such vessel is not subject to a charter out arrangement with a customer or the current charter out arrangement terminates or expires. In addition, with respect to any vessels chartered-in by SafeFixing after the closing of this offering, we will have the option to charter in such vessels from SafeFixing within 10 business days following notice of entry into the charter-in agreement between SafeFixing and the third-party vessel owner.

Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, including SafeFixing, have also agreed that if one of our drybulk vessels and a drybulk vessels owned or operated by any of the Hajioannou Entities are both available and meet the criteria for a charter being fixed by our Manager, our drybulk vessels will receive such charter.

In addition, Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities have agreed that in the event of any proposed change in control of SafeFixing, we have a 15-day right of first offer to purchase SafeFixing.

For these purposes, a proposed change in control of SafeFixing means (a) the approval of the board of directors of SafeFixing or the stockholders of SafeFixing of a proposed sale of all or substantially all of the assets or property of SafeFixing, (b) the approval of SafeFixing’s stockholders of a proposed sale of SafeFixings’s shares that would result in one or more of Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, collectively, owning less than 50.1% of the voting power of the outstanding voting securities of SafeFixing or (c) the approval of SafeFixing’s stockholders of a proposed merger, consolidation or similar transaction, as a result of which one or more of Polys Hajioannou, Nicolaos Hadjioannou and the other Hajioannou Entities, collectively, would beneficially own less than 50.1% of the voting power of the outstanding voting securities of the resulting entity following such transaction.

Reorganization and Certain Related Transactions

Following the date of the final prospectus, and prior to the closing of this offering, the shares of the Subsidiaries will be contributed by Polys Hajioannou and Nicolaos Hadjioannou to Safe Bulkers, Inc. through Vorini Holdings, a company controlled by Polys Hajioannou and Nicolaos Hadjioannou, in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers, Inc. to Vorini Holdings (the “Reorganization”). Following the Reorganization, Safe Bulkers, Inc. will own each of the Subsidiaries and Vorini Holdings will be the sole stockholder of Safe Bulkers, Inc. See the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Overview” for more information on our Reorganization, which will occur following the date of the final prospectus and prior to the closing of this offering.

In March and April 2008 we settled all intercompany balances as of December 31, 2007 with our Manager and with our owners. In connection with this, in January 2008, our Manager repaid on our behalf prior advances from owners in the amount of $10.1 million, resulting in a corresponding decrease in amounts due from our Manager. In March and April 2008, we paid an aggregate dividend of $147.8 million to Polys Hajionnou and Nicolaos Hadjioannou, our current owners, which was funded from amounts due from our Manager. Finally, in order to settle the remaining amount of $4.0 million due from our Manager, $4.0 million in restricted cash in collateral accounts held by our Manager was transferred in April 2008 to two new restricted cash collateral accounts of $2.0 million held by each of our Subsidiaries, Petra and Pemer.

In addition to the aggregate dividend of $147.8 million paid to our current owners in March and April 2008, an estimated additional dividend of $31.0 million, which will be funded using amounts due from our Manager, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of this offering will also be declared prior to the closing of this offering. Investors in this offering will not be entitled to receive any portion of this dividend.

Registration Rights Agreement

We intend to enter into a registration rights agreement prior to the closing of this offering with Vorini Holdings, our existing stockholder, pursuant to which we will grant it and certain of its transferees the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreements to which Vorini Holdings will be a party, to require us to register under the Securities Act shares of our common stock held by those persons. Under the registration rights agreement, Vorini Holdings and certain of its transferees will have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. Immediately after this offering, Vorini Holdings will own 44,500,000 shares entitled to these registration rights, assuming the underwriters do not exercise their overallotment option.

Other Transactions

We have, in the past, used advances from owners to finance vessel acquisitions. During the period from January 1, 2005 through December 31, 2007, we received an aggregate of $246.0 million in net advances from owners. No interest is payable with respect to these advances, and, in respect of the same period, we had repaid $326.2 million of such advances with funds received either from subsequent bank debt, or from proceeds of sale of vessels where no bank debt had been obtained. Please see Note 10 of our predecessor combined financial statements for more information on these advances.

Our current owners advanced the amount of $7.7 million to our Subsidiaries, Eniaprohi and Eniadefhi, in order to fund on March 4, 2008, payments to shipyards of ¥800 million (the equivalent of $7.7 million based on the exchange rate of ¥104.15/$1.00). We will also be required to pay, on May 27, 2008, an additional amount of ¥400 million to be advanced from our current owners in relation to the newbuild of Eniaprohi to the relevant shipyard. After this offering, we expect to pay back these amounts to our current owners.

Since April 9, 2008, two cash collateral deposits of $2.0 million each for credit facilities of our Subsidiaries Petra and Pemer have been maintained in their names, which deposits were previously maintained in the name of our Manager on behalf of those Subsidiaries.

Three of our previously sold vessels, which were sold to third party buyers, have, since their sale, been chartered for periods ranging from 10 months to 38 months by SafeFixing, an affiliate of Polys Hajioannou, Nicolaos Hadjioannou and our Manager.

The security for the bank performance guarantee to be entered into by our Subsidiaries Eptaprohi and Maxpente of $32.2 million relating to Hull H1074 and Hull H1075 in favor of the relevant shipyard will be provided by our current owners, and following this offering it will be provided by Eptaprohi and Maxpente.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our indebtedness. It does not purport to be complete and is qualified by reference to all of the provisions of the documents evidencing our indebtedness, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Unless otherwise indicated, Swiss franc, or CHF, amounts translated to U.S. dollars have been translated at a rate of CHF1.1267:$1.00, and Japanese yen, or ¥, amounts translated to U.S. dollars have been translated at a rate of ¥112.35:$1.00, the exchange rates in effect on December 31, 2007.

Our Credit Facilities

As of December 31, 2007, we, through the Subsidiaries, had an aggregate of $322.9 million outstanding under various credit agreements to finance the purchase of the vessels owned by such entities, comprised of outstanding amounts in U.S. dollars, Japanese yen and Swiss francs. As of December 31, 2007, of our aggregate indebtedness, CHF86.5 million (the equivalent of $76.8 million, based on an exchange rate of CHF1.1267:$1.00 on December 31, 2007) was denominated in Swiss francs and ¥8.5 billion (the equivalent of $75.8 million, based on an exchange rate of ¥112.35:$1.00 on December 31, 2007) was denominated in Japanese yen. We have historically borrowed amounts under our credit facilities in currencies other than the U.S. dollar due to the lower interest rates applicable to borrowings in such currencies. Since December 31, 2007, we, through two of our Subsidiaries, have entered into two new credit facilities relating to our vessels the Maria and the Efrossini under which we borrowed an additional $84.0 million, of which $38.5 million was used to refinance existing indebtedness related to those vessels. In April 2008, we, through our Subsidiary Avstes, also entered into a new credit facility to borrow an additional $36.0 million, which was advanced to our Manager to enable the payment of dividends to our current owners. Since December 31, 2007, we have also accepted commitment letters for two new credit facilities in the amounts of $45.0 million each. The weighted average interest rate on all of our indebtedness during the year ended December 31, 2007 was 3.35% compared to 3.27% during the year ended December 31, 2006. Below is a description of the material terms of each such credit facility. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities” for additional information with respect to our credit facilities.

Old Marindou Shipping Corporation Credit Facility

On May 12, 2003, our Subsidiary Marindou entered into a ten-year, $16.0 million multi-currency credit facility with Den Norske Bank ASA, which we refer to in this section as the “Old Marindou credit facility.” As of December 31, 2007, there was CHF15.3 million (the equivalent of approximately $13.6 million) outstanding under the Old Marindou credit facility, which amount was repaid in its entirety and replaced with a new credit facility entered into by Marindou on January 11, 2008 relating to the Maria. See “—New Marindou Credit Facility.”

Old Efragel Shipping Corporation Credit Facility

On November 11, 2004, our Subsidiary Efragel entered into a ten-year, $30.0 million multi-currency secured reducing revolving credit facility with DnB NOR Bank ASA, which we refer to in this section as the “Old Efragel credit facility.” As of December 31, 2007, there was CHF16.6 million and ¥1.0 billion (together, the equivalent of approximately $23.8 million) outstanding under the Old Efragel credit facility, which amount was repaid in its entirety and replaced with a new credit facility entered into by Efragel on January 11, 2008 relating to the Efrossini. See “—New Efragel Credit Facility.”

Marathassa Shipping Corporation Credit Facility

On February 16, 2005, our Subsidiary Marathassa entered into a 12-year, $28.0 million multi-currency credit facility with RBS, which we refer to in this section as the “Marathassa credit facility,” to refinance a portion of the purchase price of the Maritsa and to provide working capital. We borrowed $28.0 million on February 18, 2005 under the Marathassa credit facility, and, as of December 31, 2007, there was $11.6 million and CHF13.5 million (together, the equivalent of approximately $23.6 million) outstanding under the Marathassa credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen, Canadian dollars, euros and British pounds sterling.

The interest rate under the Marathassa credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.675% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the years 2005, 2006 and 2007 was 3.012%, 3.962% and 4.589%, respectively. As of December 31, 2007, there were 19 remaining semi-annual installments, payable as follows: $477,500 and CHF550,000 for the first installment; $407,500 and CHF470,000 for each of the second to 18th installments; and $4.2 million and CHF4.9 million for the 19th installment.

Our obligations under the Marathassa credit facility are secured by a first-priority mortgage over the Maritsa and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds.

By a letter dated May 14, 2008, Marathassa agreed with RBS to an amended margin of 0.750% per annum, which will apply following the closing of this offering and will be formally documented by a supplemental agreement. Although this letter from RBS contained certain proposed key terms to be included in the supplemental agreement (including this amended margin and the covenants to apply following the offering), RBS’s proposal is subject to agreement on all relevant terms of the supplemental agreement. Accordingly, the final terms of this supplemental agreement may differ from the proposed terms and could be more onerous, which may require us to seek alternative financing.

Marinouki Shipping Corporation Credit Facility

On March 1, 2006, our Subsidiary Marinouki entered into a secured 12-year, $30.4 million multi-currency credit facility with RBS, which we refer to in this section as the “Marinouki credit facility,” to refinance a portion of the purchase price of the Marina and to provide working capital. We borrowed $30.4 million on March 3, 2006 under the Marinouki credit facility, and, as of December 31, 2007, there was ¥3.4 billion (the equivalent of approximately $30.4 million) outstanding under the Marinouki credit facility. On March 19, 2008, amounts outstanding in Japanese yen under the Marinouki credit facility were converted into U.S. dollar amounts so that following the conversion the remaining balance of the credit facility was $32.6 million.

The interest rate under the Marinouki credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.675% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the years 2006 and 2007 was 4.548% and 2.114%, respectively. Following the conversion of the credit facility into U.S. dollar amounts on March 19, 2008, the remaining principal amount of the loan is payable in 20 semi-annual installments as follows: the first two installments of $545,000 each; the 3rd to 8th installments of $767,000 each; the 9th to 20th istallments of $877,000 each and a final balloon installment of $16.4 million payable together with the final installment.

Our obligations under the Marinouki credit facility are secured by a first-priority mortgage over the Marina and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds.

By a letter dated May 14, 2008, Marinouki agreed with RBS to an amended margin of 0.750% per annum, which will apply following the closing of this offering and will be formally documented by a supplemental agreement. Although this letter from RBS contained certain proposed key terms to be included in the supplemental agreement (including this amended margin and the covenants to apply following the offering), RBS’s proposal is subject to agreement on all relevant terms of the supplemental agreement. Accordingly, the final terms of this supplemental agreement may differ from the proposed terms and could be more onerous, which may require us to seek alternative financing.

Staloudi Shipping Corporation Credit Facility

On May 29, 2006, our Subsidiary Staloudi entered into a ten-year, $30.0 million multi-currency secured credit facility with Deutsche Schiffsbank Aktiengesellschaft, which we refer to in this section as the

“Staloudi credit facility,” to partly finance the construction cost of the Stalo. The Staloudi credit facility consists of two tranches as follows: (a) Tranche A in the amount of up to $25.5 million and (b) Tranche B in the amount of up to $4.5 million. Only amounts under Tranche A may be borrowed or converted into optional currencies other than the U.S. dollar; amounts under Tranche B are limited to U.S. dollars. We borrowed $25.5 million under Tranche A and $4.5 million under Tranche B on May 29, 2006 under the Staloudi credit facility, and, as of December 31, 2007, there was $30.4 million outstanding under the Staloudi credit facility, comprised of $26.3 million outstanding under Tranche A and $4.2 million outstanding under Tranche B. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen, Canadian dollars, euros and British pounds sterling.

The interest rate under the Staloudi credit facility is LIBOR applicable to deposits in the relevant currency (or in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.65% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the years 2006 and 2007 was 3.444% and 3.542%, respectively. Beginning on November 30, 2006, we began repaying the principal amount of this loan. Pursuant to an amendment dated December 3, 2007, the remaining 17 semi-annual installments are payable as follows: Tranche A: $687,500 each, with an additional balloon payment of $14.6 million due at the last installment and Tranche B: $112,500 each, with an additional balloon payment of $2.3 million due at the last installment.

Our obligations under the Staloudi credit facility are secured by a first-priority mortgage over the Stalo, by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds.

Petra Shipping Ltd. Credit Facility

On January 11, 2007, our Subsidiary Petra entered into a 12-year, $36.0 million multi-currency credit facility with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft, or Bayerische, which we refer to in this section as the “Petra credit facility,” to finance the purchase price of the Pedhoulas Trader. We borrowed $36.0 million on January 16, 2007 under the Petra credit facility, and, as of December 31, 2007, there was CHF41.1million and $2.0 million (together, the equivalent of approximately $38.4 million) outstanding under the Petra credit facility. On January 18, 2008, amounts outstanding in Swiss francs under the Petra credit facility were converted into U.S. dollar amounts so that following the conversion the remaining balance of the credit facility was $38.2 million.

The interest rate under the Petra credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.65% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the year ended December 31, 2007 was 3.371%. Following conversion of the credit facility into U.S. dollar amounts on January 18, 2008, the remaining principal amount of the loan is payable as follows: 21 semi-annual installments of $1.1 million each plus a final repayment installment of $15.1 million.

Our obligations under the Petra credit facility are secured by a first-priority mortgage over the Pedhoulas Trader, by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds and by a cash collateral deposit of $2.0 million (or an equivalent amount in an optional currency), deposited on behalf of Petra by our Manager, which will gradually be reduced after three years following drawdown under the Petra credit facility. Since April 9, 2008, the cash collateral deposit has been maintained in the name of Petra.

Pemer Shipping Ltd. Credit Facility

On March 7, 2007, our Subsidiary Pemer entered into a 12-year, $36.0 million multi-currency credit facility with Bayerische, which we refer to in this section as the “Pemer credit facility,” to finance the purchase price of the Pedhoulas Merchant. We borrowed $36.0 million on March 7, 2007 under the Pemer credit facility, and, as of December 31, 2007, there was ¥4.1 billion (the equivalent of approximately $36.2 million) outstanding under the Pemer credit facility. On March 7, 2008, amounts outstanding in Japanese yen under the Pemer credit facility were converted into U.S. dollar amounts so that following the conversion the remaining balance of the credit facility was $38.2 million.

The interest rate under the Pemer credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.65% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the year ended December 31, 2007 was 1.500%. Following conversion of the credit facility into U.S. dollar amounts on March 7, 2008, the remaining principal amount of the loan is payable as follows: 21 semi-annual installments of $1.1 million each plus a final repayment installment of $15.1 million.

Our obligations under the Pemer credit facility are secured by a first-priority mortgage over the Pedhoulas Merchant, by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds and by a cash collateral deposit of $2.0 million (or an equivalent amount in an optional currency), deposited on behalf of Pemer by our Manager, which will gradually be reduced after three years following drawdown under the Pemer credit facility. Since April 9, 2008, the cash collateral deposit has been maintained in the name of Pemer.

Pelea Shipping Ltd. Credit Facility

On June 12, 2007, our Subsidiary Pelea entered into a 12-year, $42.0 million secured multi-currency reducing revolving credit facility with DnB Nor Bank ASA, which we refer to in this section as the “Pelea credit facility,” to refinance post-delivery costs with respect to the Pedhoulas Leader.

We borrowed $42.0 million on June 12, 2007 under the Pelea credit facility, and as of December 31, 2007, there was $41.4 million outstanding under the Pelea credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros. We may prepay all loans at any time without penalty upon 14 business days’ prior notice, however, we are responsible for indemnifying the lender for any costs incurred by it if we make a repayment other than on the last day of an interest period under the agreement. Amounts that have been prepaid may be re-borrowed subject to the availability reduction described in the next paragraph.

The total amounts available for borrowing under the Pelea credit facility are reduced semi-annually beginning after December 12, 2007 until June 12, 2019, the maturity date, at which time the Pelea credit facility will terminate, as follows: the first six reductions are in the amount of $650,000 each; the seventh through 12th reductions are in the amount of $750,000 each; the 13th through 23rd reductions are in the amount of $1.2 million each; and the final reduction is in the amount of $20.5 million.

The interest rate under the Pelea credit facility is LIBOR plus a margin of 0.575% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the year ended December 31, 2007 was 6.008%. We incur a commitment fee on the unused portion of the amount available under the Pelea credit facility at a rate of 0.15% per year.

We are subject to customary conditions precedent before we may borrow under the Pelea credit facility, including that no event of default is ongoing and there having occurred no material adverse effect on our ability to perform our payment obligations under the Pelea credit facility.

Our obligations under the Pelea credit facility are secured by a first-priority mortgage over the Pedhoulas Leader and by a first-priority assignment of our earnings related to the vessel, including charter revenue, and any insurance proceeds. In addition, following this offering, we will guarantee the obligations of our Subsidiary Pelea under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Soffive Shipping Corporation Credit Facility

On November 19, 2007, our Subsidiary Soffive entered into a secured 12-year, $45.0 million multi-currency credit facility with RBS, which we refer to in this section as the “Soffive credit facility,” to refinance a portion of the purchase price of the Sophia. We borrowed approximately $45.0 million under the Soffive credit facility on November 19, 2007 and as of December 31, 2007, there was $45.0 million outstanding under the Soffive credit facility.

The interest rate under the Soffive credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.575% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the year ended December 31, 2007 was 5.445%. The principal is payable in 24 semi-annual installments, the first such installment to be paid on May 20, 2008, as follows: $900,000 for each of the first six installments; $1.2 million for each of the seventh to 18th installments; $1.5 million for each of the 19th to the 23rd installments; and $17.7 million for the final installment.

Our obligations under the Soffive credit facility are secured by a first-priority mortgage over the Sophia and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds.

By a letter dated May 14, 2008, Soffive agreed with RBS to an amended margin of 0.750% per annum, which will apply following the closing of this offering and will be formally documented by a supplemental agreement. Although this letter from RBS contained certain proposed key terms to be included in the supplemental agreement (including this amended margin and the covenants to apply following the offering), RBS’s proposal is subject to agreement on all relevant terms of the supplemental agreement. Accordingly, the final terms of this supplemental agreement may differ from the proposed terms and could be more onerous, which may require us to seek alternative financing.

Kerasies Credit Facility

On December 13, 2007, our Subsidiary Kerasies entered into a 12-year, $40.0 million multi-currency credit facility with RBS, which we refer to as the “Kerasies credit facility,” to refinance existing indebtedness and provide working capital. We borrowed $40.0 million under the Kerasies credit facility on December 14, 2007 and as of December 31, 2007, there was $40.0 million outstanding under the Kerasies credit facility.

The interest rate under the Kerasies credit facility is LIBOR applicable to deposits in the relevant currency (or, in the case of tranches denominated in euros, EURIBOR) plus a margin of 0.575% per annum. The average interest rate (including the margin) for the outstanding balance translated into U.S. dollars during the year 2007 was 5.575%. The principal is payable in 24 semi-annual installments, the first such installment to be paid on June 14, 2007, as follows: $800,000 for each of the first six installments; $1.1 million for each of the seventh to 18th installments; $1.3 million for each of the 19th to the 23rd installments; and $15.7 million for the final installment.

Our obligations under the Kerasies credit facility are secured by a first-priority mortgage over the Katerina and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds.

By a letter dated May 14, 2008, Kerasies agreed with RBS to an amended margin of 0.750% per annum, which will apply following the closing of this offering and will be formally documented by a supplemental agreement. Although this letter from RBS contained certain proposed key terms to be included in the supplemental agreement (including this amended margin and the covenants to apply following the offering), RBS’s proposal is subject to agreement on all relevant terms of the supplemental agreement. Accordingly, the final terms of this supplemental agreement may differ from the proposed terms and could be more onerous, which may require us to seek alternative financing.

New Marindou Credit Facility

On January 11, 2008, our Subsidiary Marindou entered into a ten-year, $42.0 million multi-currency reducing revolving credit facility with DnB NOR BANK ASA, which we refer to in this section as the “New Marindou credit facility,” to refinance the existing indebtedness under the Old Marindou credit facility and provide working capital. We borrowed $42.0 million on January 14, 2008 under the New Marindou credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the New Marindou credit facility is LIBOR plus a margin of 0.65% per annum. The facility amount will be reduced by semi-annual reductions starting July 14, 2008, as follows:

the amount of each of the first to sixth reductions will be each $750,000; the amount of the seventh to 12th reductions will be each $1.0 million; the amount of the thirteenth through 20th reductions will be each $1.7 million; and a final reduction of $18.0 million will occur together with the 20th scheduled reduction.

Our obligations under the New Marindou credit facility will be secured by a first-priority mortgage over the Maria and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, following this offering, we will guarantee the obligations of our Subsidiary Marindou under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

New Efragel Credit Facility

On January 11, 2008, our Subsidiary Efragel entered into a ten-year, $42.0 million multi-currency reducing revolving credit facility with DnB Nor Bank ASA, which we refer to in this section as the “New Efragel credit facility,” to refinance the existing indebtedness under the Old Efragel credit facility and provide working capital. We borrowed $42.0 million on January 17, 2008 under the New Efragel credit facility. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the New Efragel credit facility is LIBOR plus a margin of 0.65% per annum. The facility amount will be reduced by semi-annual reductions starting July 17, 2008, as follows: the amount of each of the first to sixth reductions will be each $750,000; the amount of the seventh to 12th reductions will be each $1.0 million; the amount of the thirteenth through 20th reductions will be each $1.7 million; and a final reduction of $18.0 million will occur together with the 20th scheduled reduction.

Our obligations under the New Efragel credit facility will be secured by a first-priority mortgage over the Efrossini and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, following this offering, we will guarantee the obligations of our Subsidiary Efragel under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Avstes Credit Facility.

On April 17, 2008, our Subsidiary Avstes entered into a ten-year, $36.0 million multi-currency reducing revolving credit facility with DnB NOR Bank ASA, which we refer to as the “Avtses credit facility”. We drew down the full amount of $36.0 million on April 18, 2008 under the Avstes credit facility and advanced this amount to our Manager, so that our Manager could pay dividends to our current owners on our behalf. Subject to certain requirements, borrowings may be made and outstanding amounts may be converted into the following optional currencies in addition to the U.S. dollar: Swiss francs, Japanese yen and euros.

The interest rate under the Avstes credit facility is LIBOR plus a margin of 0.80%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on the unused portion of the amount available under the Avstes credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting on October 18, 2008. The amount of each reduction will be $0.9 million and a balloon reduction of $18.0 million will occur together with the final scheduled reduction.

Our obligations under the Avstes credit facility are secured by a first-priority mortgage over the Vassos and by a first-priority assignment of our earnings related to the vessel, including charter revenues and any insurance proceeds. In addition, upon or prior to this offering, we intend to enter into a supplemental agreement pursuant to which we will guarantee the obligations of our Subsidiary Avstes under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in us.

Eniaprohi Credit Facility

We accepted a commitment letter from DnB NOR Bank ASA on April 3, 2008 to enter into a 10-year multi-currency reducing revolving credit facility pursuant to which we will borrow, through our subsidiary Eniaprohi, $45.0 million and which we refer to in this prospectus as the “Eniaprohi credit facility.” Borrowings under this credit facility will be used to finance construction of our newbuild Eleni upon its delivery from the shipyard.

The commitment letter provides that the Eniaprohi credit facility will initially bear interest at LIBOR plus a margin of 0.90%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on the unused portion of the amount available under the Eniaprohi credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting six months from the date of delivery of the Eleni, as follows: the amount of each reduction will be $1.125 million and a balloon reduction of $22.5 million will occur together with the final scheduled reduction.

The obligations under the Eniaprohi credit facility will be initially secured by a first-priority mortgage over the Eleni and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, the commitment letter provides that following this offering, we will guarantee the obligations of our subsidiary Eniaprohi under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain their majority interest in us.

Eniadefhi Credit Facility

We accepted a commitment letter from DnB NOR Bank ASA on April 3, 2008 to enter into a 10-year multi-currency reducing revolving credit facility pursuant to which we will borrow, through our subsidiary Eniadefhi, $45.0 million and which we refer to in this prospectus as the “Eniadefhi credit facility.” Borrowings under this credit facility will be used to finance construction of our newbuild Martine upon its delivery from the shipyard.

The commitment letter provides that the Eniadefhi credit facility will initially bear interest at LIBOR plus a margin of 0.90%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. We will incur a commitment fee on the unused portion of the amount available under the Eniadfehi credit facility at a rate of 0.20% per year.

The facility amount will be reduced by 20 semi-annual reductions starting six months from the date of delivery of the Martine, as follows: the amount of each reduction will be $1.125 million and a balloon reduction of $22.5 million will occur together with the final scheduled reduction.

The obligations under the Eniadefhi credit facility will be initially secured by a first-priority mortgage over the Martine and by a first-priority assignment of our earnings related to the vessel, including charter revenue and any insurance proceeds. In addition, the commitment letter provides that following this offering, we will guarantee the obligations of our subsidiary Eniadefhi under this credit facility and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain their majority interest in us.

Covenants and Events of Default

Our existing credit facilities contain various covenants limiting the ability of certain of our Subsidiaries to:

•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend;

•	enter into long-term charters for more than 13 months;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of a vessel mortgaged under the credit facility or terminate or materially amend the management agreement relating to such vessel;

•	create liens on their assets, including the vessel;

•	make loans;

•	make investments;

•	make capital expenditures;

•	undergo a change in ownership; and

•	sell a vessel mortgaged under the credit facility.

Certain of the credit facilities also contain requirements that the value of the vessel mortgaged under the applicable credit facility not fall below 100 to 120%, as applicable, of the outstanding amount of the loan. Under certain of the credit facilities, outstanding amounts in currencies other than the U.S. dollar may not exceed at any time 100% or 110%, as applicable, of the U.S. dollar equivalent amount specified in the relevant credit facility for the applicable period. In the event the outstanding amounts in non-U.S. currencies exceed the applicable threshold amount, the borrower has to either make a loan prepayment or provide cash collateral security in an amount necessary for the outstanding amounts to comply with the above requirement. Although certain of our existing facilities (Pelea, Avstes New Marindou and New Efragel credit facilties) contain a covenant requiring us to obtain the relevant lender’s consent prior to the payment of dividends by the Subsidiary borrowers, we intend to enter into supplementary agreements removing this covenant prior to the closing of this offering. If, despite own expectation, we remain bound by this covenant after the closing of this offering (which relates to four of our 19 Subsidiaries), it could limit our ability to pay dividends.

The supplemental agreements which we have agreed to enter into with RBS in respect of the Marathassa, Marinouki, Soffive and Kerasies credit facilities will also contain requirements that the Hajioannou family continue to hold a minimum 51% shareholding in us, Polys Hajioannou remain as our chief executive officer and the relevant Subsidiary under each loan continue to remain wholly-owned by us. In addition, we will provide a guarantee in respect of each Subsidiary’s obligations under the relevant loan, and be required to comply with certain financial covenants, including: (i) maintaining a minimum adjusted net worth of $200.0 million and minimum free liquidity of $500,000 on deposit with RBS, (ii) ensuring that our total indebtedness does not exceed 70% of adjusted total assets or 550% of 12-month trailing EBITDA, (iii) having the ability to pay dividends of up to 100% of free cash flow, subject to no event of default occurring and (iii) customary undertakings with respect to the delivery of all information required by the SEC or pursuant to the Sarbanes Oxley Act. Under these agreements, the margin applicable to the Marathassa and Marinouki loans will increase to 0.75% from 0.675% and the margin applicable to the Kerasies and Soffive loans will increase to 0.75% from 0.57%. In connection with our intended guarantee of the loans of Efragel Shipping Corporation, Marindou Shipping Corporation and Pelea Shipping Corporation, we expect that the margins applicable to those loan obligations will also increase.

Based on the terms of the commitment letters to enter into two new credit facilities of $45.0 million each that we have accepted from DnB NOR Bank ASA, those new credit facilities will contain covenants substantially similar to the covenants described above. Pursuant to those commitment letters, we will also guarantee the obligations of our Subsidiaries under those credit facilities and certain financial covenants will apply to us, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, these credit facilities will contain a covenant that the Hajioannou family maintain their majority interest in us.

The credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness, bankruptcy and change of control of certain of our Subsidiaries.

Interest Rate Swap Transactions

Prior to December 14, 2007, we had not entered into any interest rate swap arrangements. Set forth below is our interest rate swap arrangement as of December 31, 2007:

Loan Facility	Counter party	Initial notional amount	Inception	Expiry	Swap rate
New Kerasies	RBS	$40.0 million	December 14, 2007	December 14, 2010	4.0925%

The initial notional amount of the swap arrangement is equal to the principal amount. The interest rate swap does not meet hedge accounting criteria under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and as such is accounted for as a trading derivative. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap arrangement, because the counterparty RBS is a major financial institution, we consider the risk of loss due to nonperformance to be minimal.

Subsequent to December 31, 2007, we entered into the following interest rate swap transactions with respect to the various credit facilities in order to manage interest costs and the risk associated with changing interest rates with respect to these loans.

Loan Facility	Counter Party	Initial notional amount	Inception	Expiry	Swap rate
		(in thousands)
New Marindou	DnB NOR Bank ASA	$42,000	January 14, 2008	January 14, 2013	3.95%
New Efragel	DnB NOR Bank ASA	$42,000	January 17, 2008	January 17, 2013	3.65%
Petra	Bayerische	$38,171	February 19, 2008	January 18, 2013	2.885%
Pemer	Bayerische	$38,168	March 7, 2008	March 7, 2013	2.745%
Marinouki	RBS	$32,620	March 19, 2008	March 5, 2013	2.73%
Avstes	DnB NOR Bank ASA	$36,000	April 25, 2008	April 18, 2013	3.89%

The initial notional amounts of all the above transactions are equal to the principal amounts of the respective loans and are reduced during the term of the relevant swap transaction based on the expected principal outstanding under the respective facility. Under all the swap transactions, the counterparty will make semi-annual floating-rate payments to us for the relevant amount based on the six month USD LIBOR, and we will make semi-annual payments to the bank on the relevant amount at the respective fixed swap rates set out in the table above. In the Petra and Pemer transactions, Bayerische has the right to cancel the respective swap on January 18, 2011 and March 7, 2011, respectively, and on six-month intervals thereafter. In the Marinouki transaction, RBS has the right to cancel the swap on March 5, 2011 and on six- monthly intervals thereafter.

We entered into these interest rate swap agreements to mitigate our exposure to interest rate fluctuations and at a time when we believed long-term interest rates were reasonably low. No interest rate swap meets hedge accounting criteria under SFAS 133. Although we are exposed to credit-related losses in the event of non-performance in connection with such swap agreements, because the counterparties, DnB NOR Bank ASA, Bayerische and RBS are major financial institutions, we consider the risk of loss due to their nonperformance to be minimal.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our articles of incorporation and bylaws that will be in effect prior to completion of this offering. We refer you to our articles of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the “BCA.” Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, of which no shares were issued and outstanding as of the date of this prospectus and 20,000,000 shares of blank check preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the date of this prospectus. Of this blank check preferred stock, 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” Upon completion of this offering, we will have outstanding 54,500,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Immediately prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on the NYSE, we cannot assure you that a market for our common stock will develop or if it develops that it will be sustained.

Common stock

As of the date of this prospectus, we have no shares of common stock outstanding. Upon completion of this offering, we will have outstanding 54,500,000 shares of common stock, of which Vorini will own 44,500,000 or 43,000,000 shares if the underwriters’ overallotment option is exercised in full, out of 200,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Please read the section entitled “Dividend Policy.” Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred stock

Our articles of incorporation authorize our board of directors, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan,” and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the Board of Directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Stockholder Action by Written Consent

Our bylaws permit stockholder action by unanimous written consent.

Directors

Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

Pursuant to the provision of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the stockholders, and (b) the removal of incumbent officers and directors.

Blank check preferred stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 20,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan.” Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified board of directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and removal of directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of special meeting of stockholders

Our articles of incorporation and bylaws provide that special meetings of our stockholders may only be called by our Chairman of the Board of Directors, Chief Executive Officer or a majority of our Board of Directors.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Stockholder Rights Plan

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholder prior to this offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of rights

The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following a public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	ten business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person.”

Our existing stockholder and its affiliates are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-in event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-over event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction; or

•	50% or more of our assets, cash flows or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of rights

At any time until ten days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•

any person other than our existing stockholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of terms of rights

While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Transfer Agent

The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SB.”

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 54,500,000 shares of common stock outstanding. Of these shares, only the 10,000,000 shares sold in this offering, or 11,500,000 shares if the underwriters’ over allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our “affiliates,” which will be subject to the resale limitations of Rule 144 under the Securities Act. Prior to this offering, our existing stockholder will be our sole stockholder. After the consummation of this offering, our existing stockholder will continue to own 44,500,000, or 43,000,000 if the underwriters exercise their allotment option in full, shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. Upon consummation of this offering, our existing stockholder will have rights to require, or participate in, the registration under the Securities Act of the 44,500,000 shares of our common stock it will hold upon completion of this offering (assuming no exercise of the underwriters’ overallotment option). Registration of these shares under the Securities Act would result in these shares becoming fully tradeable without restriction under the Securities Act immediately upon the effectiveness of the applicable registration statement, except for shares purchased by affiliates.

In general, under Rule 144, our existing stockholder or any other affiliate of ours, who owns restricted shares that were acquired from the issuer or another affiliate at least six months ago, and following the 90th day after the completion of this offering, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of our common stock, which would be approximately 545,000 shares immediately after this offering and (b) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

The restricted securities held by our existing stockholder, officers and directors will be subject to the underwriters’ 180-day lock-up agreement. Under the lock-up agreement, our existing stockholder, officers and directors have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our common stock or other securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. These agreements do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares held by our existing stockholder will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144.
180 days	44,500,000	Lock-up of officers and directors and our existing stockholder released; shares will be eligible for sale subject to compliance with Rule 144.

Prior to this offering, there has been no public market for our common stock, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporations Act of the Republic of the Marshall Islands, or “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders’ rights.

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws.	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
•	May be held in or outside of the Marshall Islands.	•	May be held in or outside of Delaware.
•	Notice:	•	Notice:

- Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, unless it is the annual meeting indicate that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

- Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

	- A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before meeting.		- Written notice shall be given not less than ten nor more than 60 days before the meeting.
Stockholder’s Voting Rights
•	Any action required to be taken by a meeting of stockholders may be taken without a meeting if consent is in writing and is signed by all the stockholders entitled to vote.	•	With limited exceptions, stockholders may act by written consent to elect directors.
•	Any person authorized to vote may authorize another person to act for him or her by proxy.	•	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
•

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

•

For stock corporations, a certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands		Delaware
•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.
•	The articles of incorporation may provide for cumulative voting in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.	•

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

•

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.

•

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

•

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.

•

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

•

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.

•

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors
•	The board of directors must consist of at least one member.	•	The board of directors must consist of at least one member.
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board pursuant to the bylaws.	•

Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

•

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Marshall Islands		Delaware
•	Removal:	•	Removal:
	- Any or all of the directors may be removed for cause by vote of the stockholders.		- Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
	- If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.		- In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
•	Stockholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	•	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
•

A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•

The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

- alters or abolishes any preferential right of any outstanding shares having preference;
- creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;
- alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
- excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Stockholder’s Derivative Actions
•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Marshall Islands		Delaware
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands.
•	Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.
•

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands, Liberian and U.S. Federal income tax considerations relevant to an investment decision by a prospective investor with respect to the acquisition, ownership and disposition of our common stock.

This discussion is general in nature and therefore does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which (such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold our common stock as part of a straddle, conversion transaction or hedge, persons deemed to sell our common stock under the constructive sale provisions of the U.S. Internal Revenue Code of 1986 (the “Code”), investors that are paying the alternative minimum tax, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock) may be subject to special rules.

This discussion deals only with holders who purchase our common stock in connection with this offering and hold our common stock as a capital asset (i.e., for investment purposes).

If you are considering investing in our common stock, you should consult your own tax advisors concerning the tax consequences arising in your particular situation under U.S. Federal, state, local or foreign tax laws of acquiring, owning and disposing of our common stock.

Marshall Islands Tax Considerations

In the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of the Marshall Islands, the following are the material Marshall Islands tax consequences of our activities to us and to you as a holder of our common stock who is not a citizen of, does not reside in, maintain offices in or engage in business in the Marshall Islands.

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and, so long as you are not a citizen or resident of the Marshall Islands, you will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to you. In addition, so long as you are not a citizen or resident of the Marshall Islands, you will not be subject to Marshall Islands stamp, capital gains or other taxes on your purchase, holding or disposition of our common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock.

Liberian Tax Considerations

In the opinion of Cozen O’Connor, our counsel as to matters of the laws of the Republic of Liberia, the following are the material Liberian tax consequences of the activities of our Liberian Subsidiaries.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the “New Act.” In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian Subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations which conduct business in Liberia and are (and were under the prior law) subject to taxation.

In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping (and not engaged in shipping exclusively within Liberia), such as our Liberian Subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated

that the regulations are a proper exercise of the powers of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian Subsidiaries.

If, however, our Liberian Subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate stockholder of the Liberian Subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian Subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

The following discussion represents the opinion of Cravath, Swaine & Moore LLP regarding the material U.S. Federal income tax consequences to us of our activities and, subject to the limitations referred to above under “Tax Considerations,” to you as a holder of our common stock.

The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local taxes.

Taxation of Our Shipping Income

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. income tax under the rules contained in Section 883 of the Code, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. income tax in respect of its gross U.S. source shipping income (without the allowance for deductions).

For this purpose, “shipping income” means income that is derived from:

(a)	the use of vessels,

(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis,

(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income or

(d)	the performance of services directly related to those uses.

For this purpose, 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States constitutes U.S. source shipping income. Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% U.S. source shipping income. Although there can be no assurance, we do not expect to engage in transportation that produces income that is considered to be 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports is generally considered to be 100% non-U.S. source shipping income, which is not subject to any U.S. income tax.

Under Section 883 of the Code, a non-U.S. corporation will be exempt from U.S. income tax on its U.S. source shipping income if:

(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and

(b)	either

(i)

more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)

its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that, following this offering, we will not satisfy the requirements of Section 883 of the Code because of our ownership structure. As a result, we will be subject to the 4% U.S. income tax on our

U.S. source shipping income. Since we expect that no more than 50% of our shipping income would be treated as U.S. source shipping income, we expect that the maximum effective rate of U.S. income tax on our gross shipping income would not exceed 2%. Many of our charters contain a provision that obligates the charterer to reimburse us for the 4% U.S. income tax we are required to pay in respect of the vessel that is subject to the relevant charter.

Since the exemption of Section 883 of the Code will not apply to us, our U.S. source shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at rates of up to 35% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income, and

(b)

substantially all of our U.S. source shipping income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we expect that none of our U.S. shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

Taxation of Gain on Sale of Assets

Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) pass to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders

You are a “U.S. holder” if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” (or “PFICs”) below, any distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain.

Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends received deduction with respect to any distributions you receive from us.

Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income” taxed at a preferential rate of 15% (through 2010), provided that:

(a)	the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange);

(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—PFIC Status”);

(c)	you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e)	certain other conditions are met.

Special rules may apply to any “extraordinary dividend.” Generally, an extraordinary dividend is a dividend in an amount which is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income” and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential 15% rate. Dividends you receive from us that are not eligible for the preferential rate of 15% will be taxed at the ordinary income rates.

In addition, even if we are not a PFIC, under proposed legislation, dividends of a corporation incorporated in a country without a “comprehensive income tax system” paid to U.S. holders who are individuals, estates or trusts would not be eligible for the 15% tax rate. Although the term “comprehensive income tax system” is not defined in the proposed legislation, we believe this rule would apply to us because we are incorporated in the Marshall Islands. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

Sale, Exchange or other Disposition of Common Stock

Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

PFIC Status

Special U.S. income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (or “PFIC”) for U.S. income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

(a)

at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Since we have chartered all our vessels to unrelated charterers on the basis of period time and spot charter contracts (and not on the basis of bareboat charters) and since we expect to continue to do so, we believe that we should not be treated as having been a PFIC in 2007, and should not become a PFIC. We believe that, although there is no legal authority directly on point, our gross income derived from our time charter activities should constitute active service income (as opposed to passive rental income) and, as a result, our vessels should constitute active assets (as opposed to passive assets) for purposes of determining whether we are a PFIC. We believe there is legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as service income for other tax purposes. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. income tax regimes, depending on whether or not you make certain elections.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election.”

You would make a QEF election with respect to any year that our company is treated as a PFIC by completing and filing IRS Form 8621 with your U.S. income tax return in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF election described above.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to- market gains previously included by you.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock;

(ii)	the amount allocated to the current taxable year would be taxed as ordinary income; and

(iii)

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you were to die while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. tax purposes.

United States Federal Income Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. income or withholding taxes on dividends received from us with respect to our common stock, unless that income is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to those dividends, that income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

(a)

the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

If you are engaged in a U.S. trade or business for U.S. tax purposes, you will be subject to U.S. tax with respect to your income from our common stock (including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business) in the same manner as if you were a U.S. holder. In addition, if you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:

(1)	fail to provide us with an accurate taxpayer identification number;

(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

(3)	in certain circumstances, fail to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC registration fee	$9,943
Printing and engraving expenses	150,000
Legal fees and expenses	1,950,000
Accountants’ fees and expenses	1,650,000
NYSE fee	50,685
FINRA fee	25,825
Transfer agent’s fees and expenses	3,000
Miscellaneous costs	200,000

Total	$3,895,775

UNDERWRITING

Vorini Holdings, as the selling stockholder, intends to offer the shares of common stock through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint bookrunning managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, the underwriters and the selling stockholder, the selling stockholder has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling stockholder, the number of shares listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Dahlman Rose & Company, LLC.
DnB NOR Markets, Inc.

Total	10,000,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commission

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover of this prospectus and to dealers at that price less a concession not in excess of $   per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $   per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds to the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Overallotment Option	With Overallotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to the selling stockholder	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $3.9 million and are payable by us.

Overallotment Option

The selling stockholder has granted options to the underwriters to purchase up to an additional 1,500,000 shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Together with our directors, our officers and the selling stockholder, which is our sole existing stockholder, we have agreed, with certain exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we, our directors, our officers and the selling stockholder have agreed, subject to certain exceptions, not directly or indirectly, to:

•	offer, pledge, sell or contract to sell any shares of common stock;

•	sell any option or contract to purchase any shares of common stock;

•	purchase any option or contract to sell any shares of common stock;

•	grant any option, right or warrant for the sale of any shares of common stock;

•	lend or otherwise dispose of or transfer any shares of common stock;

•	request or demand that we file a registration statement related to the common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition. In the event that either (a) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up provisions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

NYSE Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “SB.” In order to meet the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the New York Stock Exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price will be:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may allocate a limited number of shares of common stock for sale to their online brokerage customers. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notices to Certain European Residents

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the

Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000; and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (a) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the shares as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Marshall Islands

The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of the Marshall Islands.

Other Relationships

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

DnB NOR Bank ASA, an affiliate of DnB NOR Markets Inc., provides financial services to certain of our subsidiaries, including acting as a lender under credit facilities entered into by these subsidiaries.

Poten Capital Services LLC, a FINRA member firm, is acting as an underwriter in connection with this offering but will not receive any allocation of shares of common stock. It will receive a fee from the other underwriters equal to 10% of the aggregate underwriting discounts and commissions for services it performs in connection with this offering. The address of Poten Capital Services LLC is 805 Third Avenue, New York, New York 10022.

Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, New York, New York 10080. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010.

Jefferies & Company, Inc.’s address is 520 Madison Avenue, New York, New York 10022. DnB NOR Markets, Inc.’s address is 200 Park Avenue, New York, New York 10166. Dahlman Rose & Company LLC’s address is 142 West 57th Street, New York, New York 10019.

LEGAL MATTERS

The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Marshall Islands, Marshall Islands tax considerations and Liberian tax considerations will be passed upon for us by Cozen O’Connor, New York, New York. United States legal matters related to this offering and certain matters relating to U.S. federal income taxation will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The underwriters are being represented by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

The combined financial statements of the predecessor businesses of Safe Bulkers, Inc. as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007, included in this prospectus have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Safe Bulkers, Inc. as of December 31, 2007 and for the period from December 11, 2007 (inception) to December 31, 2007, included in this prospectus, have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The discussions contained under the sections of this prospectus entitled “Prospectus Summary—Drybulk Industry Trends,” “Risk Factors,” “Business” and “The International Drybulk Shipping Industry” have been reviewed by Drewry Shipping Consultants, Ltd., or Drewry, which has confirmed to us that they accurately describe the international drybulk shipping markets, as indicated in the consent of Drewry included as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we have filed. For further information regarding us and the common stock offered in this prospectus, you should review the full registration statement, including the exhibits attached thereto. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

INDUSTRY DATA

Drewry Shipping Consultants, Ltd., or Drewry, has provided us with statistical and graphical information contained in the sections of this prospectus entitled “Prospectus Summary—Drybulk Industry Trends,” “Risk Factors,” “Business” and “The International Drybulk Shipping Industry” relating to the drybulk shipping industry. We believe that the information and data supplied by Drewry is accurate in all material respects and we have relied upon such information for purposes of this prospectus. Drewry has advised us that this information is drawn from its databases and other sources and that:

•	certain information in Drewry’s database is derived from estimates or subjective judgments;

•	the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and

•

while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our executive offices are located outside of the United States in Athens, Greece. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Roade, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

GLOSSARY OF SHIPPING TERMS

Following are definitions of shipping terms used in this Prospectus.

Annual Survey—The inspection of a vessel by a classification society, on behalf of the country whose flag a vessel flies, or the flag state, that takes place every year.

Ballast—A voyage during which the ship is not laden with cargo.

Bunkers—Heavy fuel oil used to power a vessel’s engines.

Capesize—A drybulk vessel with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer—The individual or company hiring a vessel.

Charter Rate—The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel’s charter hire.

Classification Society—An independent organization that certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of residence of such vessel and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Contract of Affreightment—A contract of affreightment, or CoA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time, which usually spans a number of years. A CoA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result CoAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight Ton—“dwt”—A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double-Hull—Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually two meters in width.

Draft—Vertical distance between the waterline and the bottom of the vessel’s keel.

Drybulk—Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Vessels—Vessels that are specially designed and built to carry large volumes of cargo in bulk cargo form.

Drydocking—The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. All vessels are surveyed on a five-year cycle during which the intermediate survey occurs between the second and the third year and the special survey occurs prior to the end of the fifth year. Most vessels are drydocked during the intermediate survey, however an in-water survey may be undertaken in lieu of drydocking up to the tenth anniversary of vessel delivery, subject to certain conditions. All vessels are drydocked as part of their special survey.

Freight—Money paid to the ship-owner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax—Handymax class vessels have a cargo carrying capacity of between 30,000 to 50,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize—Handysize class vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize class vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull—The shell or body of a vessel.

International Maritime Organization—“IMO”—A United Nations agency that issues international trade standards for shipping.

Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Kamsarmax—A Panamax class drybulk vessel with a cargo carrying capacity between 80,000 and 90,000 dwt.

Metric Ton—“Mt”—A unit of weight equal to 1,000 kilograms.

Newbuild—A newly constructed vessel.

Off-Hire—The period in which a vessel is unable to perform the services for which it is immediately required under a period time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA—The United States Oil Pollution Act of 1990 (as amended).

Orderbook—A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax—A drybulk vessel of approximately 60,000 to 100,000 dwt of maximum length, depth and draft, generally capable of passing fully loaded through the Panama Canal. The ability of most Panamax class vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax class vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. The term Panamax has become more broadly understood to include vessels with large dimensions, such as Kamsarmax class vessels and Post-Panamax class vessels, which are too large to traverse the Panama Canal.

Period Time Charter—Contract for hire of a ship for a period of three months or longer under which the ship owner is paid charter rate on a per day basis for the period of time. Under a period time charter, the vessel owner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Post-Panamax—A Panamax class vessel with a cargo carrying capacity of between 80,000 and 100,000 dwt, with design specifications that prevent it from transiting the Panama Canal.

Protection and Indemnity Insurance—Insurance obtained through a mutual association formed by vessel owners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Period Time Charter—A period time charter which lasts less than approximately 12 months.

Single Hull—A hull construction design in which a vessel has only one hull.

Sister Ships—Vessels of the same class and specification that were built by the same shipyard.

SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

Spot Charter—A spot charter is an industry term referring to both voyage and trip time charters of a duration of three months or less. These charters are referred to as spot charters or spot market charters due to their short-term duration, consisting mostly of a single voyage between one load port and one discharge port.

Spot Market—The market for immediate chartering of a vessel, usually for single voyages.

Strict Liability—Liability that is imposed without regard to fault.

Tanker—Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TCE—Period time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, and commissions from revenue and dividing the net amount (period time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, period time charters and bareboat charters) under which the vessels may be employed during specific periods.

Ton—1,000 kilograms.

Trip time charter—A trip time charter is a short-term period time charter where the vessel performs one or more voyages between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under period time charter and voyage charter.

Vessel Operating Expenses—The costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a period time charter, the vessel owner pays vessel operating expenses.

Voyage Charter—A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Expenses incurred in connection with a vessel’s traveling from a loading port to a discharging port, such as the cost of bunkers, port expenses, agents’ fees, canal dues, extra war risks insurance, draft surveys, hold cleaning, postage and other miscellaneous expenses related to the cargo and voyage.

Weighted Average Age—The weighted average age of a fleet is the sum of the age of each vessel in the fleet in each year from its delivery from the builder, weighted by the vessel’s dwt in proportion to the total dwt of the fleet or each respective year.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
INDEX TO FINANCIAL STATEMENTS

SAFE BULKERS, INC.
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of the Predecessor Businesses of Safe Bulkers, Inc.:

We have audited the accompanying combined balance sheets of the Predecessor Businesses of Safe Bulkers, Inc. (the “Company”) as of December 31, 2006, and 2007, and the related combined statements of operations, owners’ equity, and cash flows for each of the three years in the period ended December 31, 2007. The combined financial statements include the accounts of the companies as defined in Note 1 to the Company’s accompanying financial statements. These companies are under common ownership and management. These combined financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Predecessor Businesses of Safe Bulkers Inc. as of December 31, 2006, and 2007, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2008

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
PREDECESSOR COMBINED BALANCE SHEETS
DECEMBER 31, 2006 AND 2007
(In thousands of U.S. Dollars)

	December 31
	(Audited)			(Unaudited)
	Notes	2006	2007	Pro forma Note 21 2007
ASSETS
CURRENT ASSETS:
Accounts receivable trade, net		1,445	1,717	1,717
Due from Manager	3	239,367	96,370	96,370
Inventories		633	792	792
Assets held for sale	6	40,504	—	—
Prepaid expenses and other current assets		72	4	4
Total current assets		282,021	98,883	98,883
FIXED ASSETS:
Vessels, net	4	202,601	254,817	254,817
Advances for vessel acquisition and vessels under construction	5	50,565	53,272	53,272
Other fixed assets, net	7	282	251	251
Total fixed assets		253,448	308,340	308,340
OTHER NON CURRENT ASSETS:
Deferred finance charges, net	8	314	434	434
Total assets		535,783	407,657	407,657
LIABILITIES AND OWNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	9	8,273	16,620	16,620
Liability directly associated with assets held for sale		23,705	—	—
Unearned revenue		1,287	4,127	4,127
Trade accounts payable		1,051	1,202	1,202
Accrued liabilities	17	1,938	9,472	9,472
Derivative liabilities	16	577	—	—
Advances from owners	10	135,444	10,086	10,086
Dividends payable		—	—	178,770
Total current liabilities		172,275	41,507	220,277
Derivative liabilities	16	—	242	242
Long-term debt, net of current portion	9	134,457	306,267	306,267
Time charter discount	18	—	2,766	2,766

COMMITMENTS AND CONTINGENCIES	13

OWNERS’ EQUITY/(DEFICIT):
Owners’ capital	11	—	—	—
Retained earnings/(deficit)		229,051	56,875	(121,895)
Total owners’ equity/(deficit)		229,051	56,875	(121,895)
Total liabilities and owners’ equity/(deficit)		535,783	407,657	407,657

The accompanying notes are an integral part of these predecessor combined statements.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
PREDECESSOR COMBINED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands of U.S. Dollars—except for share and per share data)

	Notes	Year Ended December 31,
		2005	2006	2007
REVENUES:
Revenues	14	82,877	99,040	172,057
Commissions		(3,211)	(3,731)	(6,209)
Net revenues		79,666	95,309	165,848
EXPENSES:
Voyage expenses		(228)	(420)	(179)
Vessel operating expenses	15	(10,366)	(13,068)	(12,429)
Depreciation	4, 7	(7,610)	(9,553)	(9,583)
General and administrative expenses—Management fee to related party	3	(803)	(1,006)	(1,177)
Early redelivery cost	18	—	(150)	(21,438)
Gain on sale of assets	4, 5, 6	26,785	37,015	112,360
Operating income		87,444	108,127	233,402
OTHER (EXPENSE)/INCOME:
Interest expense	9	(3,668)	(6,140)	(8,225)
Other finance costs		(124)	(116)	(161)
Interest income		692	775	1,290
Loss on derivatives		(3,171)	(1,963)	(704)
Foreign currency gain/(loss)		13,477	(3,279)	(13,759)
Amortization and write-off of deferred finance charges	8	(63)	(180)	(166)
Net income		94,587	97,224	211,677
Pro forma earnings per share, basic and diluted (unaudited) in $	22	1.74	1.78	3.88
Pro forma weighted average number of shares, basic and diluted (unaudited)		54,500,000	54,500,000	54,500,000

The accompanying notes are an integral part of these predecessor combined statements.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
PREDECESSOR COMBINED STATEMENTS OF OWNERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands of U.S. Dollars)

	Owners’ capital	Retained earnings	Total owners’ equity
Balance, January 1, 2005	—	37,240	37,240
Net income	—	94,587	94,587
Balance, December 31, 2005	—	131,827	131,827
Net income	—	97,224	97,224
Balance, December 31, 2006	—	229,051	229,051
Net income	—	211,677	211,677
Dividends paid	—	(383,853)	(383,853)
Balance, December 31, 2007	—	56,875	56,875

The accompanying notes are an integral part of these predecessor combined statements.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
PREDECESSOR COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In thousands of U.S. Dollars)

	December 31,
	2005	2006	2007
Cash Flows from Operating Activities:
Net income	94,587	97,224	211,677
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7,610	9,553	9,583
Gain on sale of assets	(26,785)	(37,015)	(112,360)
Amortization and write-off of deferred finance charges	63	180	166
Time charter discount	—	—	2,766
Unrealized foreign exchange loss/(gain)	(13,575)	4,331	13,877
Unrealized loss/(gain) of derivatives	2,792	(1,824)	(335)
(Increase)/decrease in:
Accounts receivable trade	(2,315)	1,014	(272)
Due from Manager	(80,545)	(82,961)	142,997
Inventories	(67)	(297)	(159)
Prepaid expenses and other current assets	466	265	68
(Decrease)/increase in:
Trade accounts payable	(279)	(360)	151
Accrued liabilities	634	1,069	7,507
Unearned revenue	(4,935)	(3,985)	2,840
Net Cash (Used in)/Provided by Operating Activities	(22,349)	(12,806)	278,506
Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessels under construction and other fixed assets	(52,187)	(110,211)	(127,875)
Proceeds from sale of assets	46,122	76,376	216,291
Net Cash (Used in)/Provided by Investing Activities	(6,065)	(33,835)	88,416
Cash Flows from Financing Activities:
Proceeds from long-term debt	74,447	60,400	199,000
Principal payments of long-term debt	(46,170)	(58,474)	(56,425)
Advances from owners	51,910	110,049	83,997
Repayment of advances to owners	(51,616)	(65,245)	(209,355)
Dividends paid	—	—	(383,853)
Payment of deferred financing costs	(157)	(89)	(286)
Net Cash Provided by/(Used in) Financing Activities	28,414	46,641	(366,922)
Net increase/(decrease) in cash and cash equivalents	0	0	0
Cash and cash equivalents at beginning of year	0	0	0
Cash and cash equivalents at end of year	0	0	0
Supplemental cash flow information:
Cash paid for interest:	3,302	5,177	7,622

The accompanying notes are an integral part of these predecessor combined statements.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

Safe Bulkers, Inc., referred to herein as “Safe Bulkers,” was formed on December 11, 2007 under the laws of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, all incorporated under the laws of the Republic of Liberia, that either currently own drybulk vessels or are scheduled to own drybulk vessels (the “Subsidiaries”) currently under the common control of Polys Hajioannou and Nicolaos Hadjioannou. Together, these Subsidiaries own and operate a fleet of 11 drybulk vessels (the “Existing Vessels”) and are scheduled to acquire an additional eight newbuilds (the “Newbuilds”).

In addition to the Subsidiaries, the accompanying predecessor combined financial statements include the financial statements of six companies (the “Additional Companies”), all incorporated under the laws of the Republic of Liberia, that are under the common control of Polys Hajioannou and Nicolaos Hadjioannou and whose principal activity was the ownership of drybulk vessels. All vessels owned by the Additional Companies, and the Pedhoulas Farmer, a vessel previously owned by the Subsidiary, Maxpente Shipping Corporation (“Maxpente”), were sold prior to December 31, 2007 (the “Sold Vessels”). None of the Additional Companies will be contributed to Safe Bulkers. Maxpente, which previously owned the Sold Vessel, the Pedhoulas Farmer, has entered into a contract for the acquisition of a newbuild, and therefore will be contributed to Safe Bulkers as a Subsidiary. The Subsidiaries and the Additional Companies are collectively referred to in the notes to the predecessor combined financial statements as the “Company.”

Safe Bulkers commenced preparation for an initial public offering of its common shares in the United States, and intends to list its shares on the New York Stock Exchange. Currently, no public market exists for these shares. Under the Articles of Incorporation, as of December 31, 2007, the authorized capital stock of Safe Bulkers was 500 shares of common stock with par value of $0.001 per share. On May 9, 2008, the Articles of Incorporation were amended, so that the authorized capital stock of Safe Bulkers was increased to 200,000,000 shares of common stock with par value of $0.001 per share, none of which is issued or outstanding. Following the date of the final prospectus, and prior to the closing of this offering, the shares of the Subsidiaries will be contributed to Safe Bulkers by Vorini Holdings Inc., a Marshall Islands corporation controlled by Polys Hajioannou and Nicolaos Hadjioannou (“Vorini Holdings”), in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers to Vorini Holdings (the “Reorganization”).

Following the Reorganization, Safe Bulkers will own each of the Subsidiaries, and Vorini Holdings will be the sole stockholder of Safe Bulkers. Accordingly, the accompanying predecessor combined financial statements of the Company have been presented as if the Subsidiaries and Additional Companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies listed below from their dates of incorporation, as these represent the entire vessel owning activities of Polys Hajioannou and Nicolaos Hadjioannou.

Following the completion of the initial public offering, Vorini Holdings is expected to hold 78.9% of the outstanding shares of common stock of Safe Bulkers (assuming the underwriters exercise their over allotment option), and accordingly, will hold 78.9% of the voting power, including the ability to control the Company’s affairs and policies.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Existing Vessels

Ship-owning Entity	Date of Incorporation	Vessel Name	Type	Built	DWT(1)
Efragel Shipping Corporation	September 9, 2002	Efrossini	Panamax	February 2003	76,000
Marindou Shipping Corporation	September 9, 2002	Maria	Panamax	April 2003	76,000
Avstes Shipping Corporation	November 7, 2003	Vassos	Panamax	February 2004	76,000
Kerasies Shipping Corporation	November 7, 2003	Katerina	Panamax	May 2004	76,000
Marathassa Shipping Corporation	August 2, 2004	Maritsa	Panamax	January 2005	76,000
Pemer Shipping Ltd.	January 3, 2006	Pedhoulas Merchant	Kamsarmax	March 2006	82,300
Petra Shipping Ltd.	January 3, 2006	Pedhoulas Trader	Kamsarmax	May 2006	82,300
Pelea Shipping Ltd.	January 11, 2007	Pedhoulas Leader	Kamsarmax	March 2007	82,300
Staloudi Shipping Corporation	September 1, 2005	Stalo	Post-Panamax	January 2006	87,000
Marinouki Shipping Corporation	September 1, 2005	Marina	Post-Panamax	January 2006	87,000
Soffive Shipping Corporation	April 11, 2007	Sophia	Post-Panamax	June 2007	87,000

Newbuilds

Ship-owning Entity	Date of Incorporation	Hull No.	Type	Built*	DWT(1)
Eniaprohi Shipping Corporation	August 14, 2006	IHI 3254	Post-Panamax	2008	87,000
Eniadefhi Shipping Corporation	August 14, 2006	IHI 3255	Post-Panamax	2009	87,000
Maxpente Shipping Corporation	October 3, 2005	Rongsheng 1075	Capesize	2010	176,000
Eptaprohi Shipping Corporation	March 1, 2006	Rongsheng 1074	Capesize	2010	176,000
Maxdodeka Shipping Corporation	October 11, 2007	Sungdong 1039	Post-Panamax	2009	92,000
Maxdekatria Shipping Corporation	October 11, 2007	Sungdong 1050	Post-Panamax	2010	92,000
Maxdeka Shipping Corporation	September 24, 2007	STX 2054	Kamsarmax	2010	81,000
Maxenteka Shipping Corporation	September 24, 2007	STX 2055	Kamsarmax	2010	81,000

*	Estimated completion date

Sold Vessels

Ship-owning Entity	Date of Incorporation	Vessel Name	Type	Built	DWT(1)	Disposal Date
Maripol Shipping Corporation	November 10, 2000	Marina (hereinafter called “Old Marina”)	Panamax	May 2001	76,000	June 8, 2005
Pelodimous Shipping Corporation	December 11, 2000	Pelopidas	Panamax	May 2002	76,000	November 30, 2006
Sofikal Shipping Corporation	December 1, 2000	Sophia (hereinafter called “Old Sophia”)	Panamax	January 2002	76,000	April 11, 2006
Maxpente Shipping Corporation	October 3, 2005	Pedhoulas Farmer	Kamsarmax	January 2007	82,300	January 9, 2007
Maxtria Shipping Corporation	March 8, 2004	Pedhoulas Fighter	Kamsarmax	January 2007	82,300	January 26, 2007
Kanastro Shipping Corporation	November 6, 2000	Kanaris	Panamax	March 2002	76,000	February 20, 2007
Eleoussa Shipping Corporation	August 2, 2004	Eleni (hereinafter called “Old Eleni”)	Panamax	March 2005	76,000	March 26, 2007

(1)

Deadweight Ton (“DWT”). A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s DWT is the total weight the vessel can carry when loaded to a particular load line.

The Company’s principal business is the acquisition and operation of drybulk vessels. The Company’s vessels operate worldwide, carrying drybulk cargo for the world’s largest consumers of marine drybulk transportation services. Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management” or the “Manager”), a related party controlled by Polys Hajioannou, provides technical, commercial and administrative services to the Company.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

For the years ended December 31, 2005, 2006 and 2007, the following charterers individually accounted for more than 10% of the Company’s time charter and voyage charter revenues as follows:

	December 31,
	2005	2006	2007
Bunge S.A.	65.61%	42.76%	29.87%
Cargill International S.A.	n/a	32.42%	21.07%
Daiichi Chuo Kisen Kaisha	—	—	18.24%

Accounts receivable resulting from the above charterers as at December 31, 2005, 2006 and 2007 were as follows:

	December 31,
	2005	2006	2007
Bunge S.A.	274	382	707
Cargill International S.A.	450	697	8
Daiichi Chuo Kisen Kaisha	—	—	697

2. Significant Accounting Policies

Principles of Combination: The accompanying predecessor combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the legal entities comprising the Company as discussed in Note 1. All significant intra-group balances and transactions have been eliminated upon combination.

Use of Estimates: The preparation of predecessor combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the predecessor combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss): The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130 “Statement of Comprehensive Income” (“SFAS 130”) which requires separate presentation of certain transactions that are recorded directly as components of owners’ equity. The Company has no other comprehensive income/(loss) and accordingly comprehensive income/(loss) equals net income for the periods presented.

Foreign Currency Translation: The reporting and functional currency of the Company is the United States (“U.S.”) dollar. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transaction. At the balance sheet date monetary assets and liabilities, which are denominated in other currencies are translated to reflect the period end exchange rates. Resulting gains or losses from foreign currency transactions are recorded within the Foreign currency gain/(loss) in the accompanying predecessor combined statements of operations in the period in which they arise.

Cash and Cash Equivalents: Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturities of three months or less and which are not restricted for use or withdrawal. As part of the management agreement with the Manager, all of the Company’s cash and cash equivalents is maintained in the name of the Manager and recorded within Due from Manager in the accompanying predecessor combined balance sheet. As a result, cash and cash equivalents are not presented in the accompanying predecessor combined balance sheets.

Accounts Receivable Trade, Net: Accounts receivable trade, net reflects the receivables from time or voyage charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Inventories: Inventories consist of lubricants remaining on board the vessels at the end of each reporting period, which are stated at the lower of cost or market. Cost is determined using the first–in, first- out method.

Insurance: Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of additional premiums under its Protection and Indemnity (“P&I”) Club insurance in accordance with the SFAS No. 5 “Accounting for Contingencies” based on the Company’s historical experience and the historical experience of the shipping industry. The Company did not have material insurance claims for any of the periods presented.

Vessels, Net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels’ cost based on the specific loan method. No interest was capitalized in any of the periods presented. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

Vessels’ Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.

Accounting for Special Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period incurred and are included in vessel operating expenses in the accompanying predecessor combined statements of operations.

Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are expensed when incurred and are included in vessel operating expenses in the accompanying predecessor combined statements of operations.

Impairment of Long-lived Assets: The Company applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. No impairment loss was recorded for any of the periods presented.

Assets Held for Sale: The Company may dispose of certain of its vessels when suitable opportunities occur including prior to the end of their useful lives. The Company classifies assets as being held for sale in accordance with SFAS 144 when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; and (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are no longer depreciated once they meet the criteria of being held for sale. The gain or loss from the sale of assets is recorded in the predecessor combined statement of operations.

Deferred Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized over the term of the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the provisions of Emerging Issues Task Force (“EITF”) EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instrument” (“EITF 96-19”) regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of EITF 98-14, “Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements”.

Derivative Instruments: The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to the acquisition of vessels and on certain loan obligations. The Company also enters into interest rate derivatives to create economic hedges for its exposure to interest rate risk of its loan obligations (see also Notes 9, 13, 16 and 20). When such derivatives do not qualify for hedge accounting under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), the Company records these financial instruments in the predecessor consolidated balance sheet at their fair value as either a derivative asset or liability, and recognizes the fair value changes thereto in the predecessor combined statement of operations. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income/(loss) (effective portion) until the hedged item is recognized in the combined statement of operations. For the years ended December 31, 2006 and 2007, no derivatives were accounted for as accounting hedges.

Financial Instruments: The principal financial assets of the Company consist of amounts due from Manager and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and accrued liabilities.

(a) Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

(c) Fair value: The carrying values of trade accounts receivable, due from Manager, accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of over-the-counter foreign exchange forward contracts and of the interest rate derivatives, discussed in Note 16, is based on a discounted cash flow analysis.

Accounting for Revenues and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered mainly under time charter, where a contract is entered into for the use of a vessel for a specific voyage or a specific period of time and at a specified daily charter rate. Time charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter may also include ballast bonus which is an amount paid by the charterer for repositioning the vessel at the charterer’s disposal (delivery point), which is recognized over

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

the term of the charter, and other miscellaneous revenues from vessel operations. Expenses relating to the Company’s time charters are vessel operating expenses and certain voyage expenses, which are paid for by the Company and recognized as incurred. Vessel operating expenses that are paid by the Company include costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other minor miscellaneous expenses. Voyage expenses which are also recognized as incurred and paid by the Company include costs for draft surveys, hold cleaning, postage and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses (e.g., port expenses, agents’ fees, canal dues, extra war risks insurance and any other expenses related to the cargo).

Vessels can also be chartered under voyage charter, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. During the periods presented, there has been only one instance where a vessel was employed under voyage charter. Under a voyage charter, the revenues are recognized on a pro-rata basis over the duration of the voyage from load port to discharge port. Probable losses on voyages are provided for in full at the time such losses can be estimated. Related expenses are operating expenses, bunkers and voyage expenses, which are recognized as incurred and are all paid for by the Company. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when earned and collection is reasonably assured. Dispatch expense represents payments by the Company to the charterer when loading or discharging time is less then the stipulated time in the voyage charter and is recognized as incurred.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Unearned revenue represents cash received prior to the balance sheet date relating to services to be rendered after the balance sheet date. Unearned revenue is amortized as earned in accordance with the related charter agreement. Commissions (address and brokerage), regardless of charter type are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying predecessor combined statements of operations.

Pension and Retirement Benefit Obligations—Crew: The Subsidiaries and Additional Companies included in the predecessor combined financial statements employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

Taxes: Each of the Subsidiaries and Additional Companies is incorporated under the laws of the Republic of Liberia and is not subject to Liberian income, tonnage or registration taxes. However, each Subsidiary and Additional Company is subject to registration and tonnage taxes under the laws of the Republic of Cyprus, where all the Company’s vessels are registered, which is not an income tax. These Cypriot taxes are recorded within Vessel operating expenses in the accompanying predecessor combined statements of operations.

Furthermore, the Company has been subject to a 4% United States federal tax in respect of its U.S. source shipping income (imposed on gross income without the allowance for any deductions) as it has not previously met the requirements for an exemption from such tax provided by Section 883 of the U.S. Internal Revenue Code of 1986. As a result, the Company has filed U.S. federal tax returns and paid the relevant U.S. federal tax on its U.S. source shipping income, which is not an income tax. Such taxes have been recorded within Vessel operating expenses in the accompanying predecessor combined statements of operations. In many cases, these taxes are recovered from the charterers; such amounts recovered are recorded within Revenues in the accompanying predecessor combined statements of operations.

Dividends: Dividends are recorded in the Company’s predecessor combined financial statements in the period in which they are approved by the Company’s owners.

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of ship employment for its customers. i.e. time or voyage charter.

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for the different types of charters, management cannot and does not identify expenses, profitability or other financial information by type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Recent Accounting Pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3” (“SFAS 154”). SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” previously required most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for the Company as of December 31, 2006, and has not had a material impact on the Company’s predecessor combined financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which supplements SFAS No. 109, “Accounting for Income Taxes,” by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for the Company for financial statements issued for fiscal years beginning after November 15, 2007. The Company’s adoption of SFAS 157 as from January 1, 2008 did not have any effect on our results of operations, financial position or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The adoption of SAB 108 did not have any effect on the Company’s predecessor combined financial statements.

In September 2006, the FASB Staff issued Financial Statement Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities,” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 was effective for the Company as of January 1, 2007. The adoption of FSP No. AUG AIR-1 did not have any effect on the Company’s predecessor combined financial statements as the Company does not utilize the accrue-in-advance method.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 did not have any effect on the Company’s results of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company must adopt this standard as of January 1, 2009. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 141 (revised) on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be our fiscal year beginning January 1, 2009. The Company is currently evaluating the impact, if any, of the adoption of SFAS 160 on its financial position, results of operations and cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) which requires enhanced disclosures in respect of derivative instruments and hedging activities. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact, if any, of the adoption of SFAS 161 on its financial statements.

3. Transactions with Related Parties

Safety Management Overseas S.A., Panama (the “Manager”): Each vessel-owning company, excluding the newbuilds, currently has a management agreement with Safety Management Overseas S.A., a

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

related party wholly-owned and controlled by Polys Hajioannou. Under these existing agreements (the “Management Agreements”), chartering, operations, technical and accounting services are provided to the vessels by the Manager. Under the Management Agreements, the Manager receives a fixed annual fee of $50 plus 0.40% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel owning companies in exchange for these management services (the “Management Fee”). The Manager also receives a commission, to be separately agreed, on the contract price of the sale of a vessel. This had been fixed at 1% for all the Sold Vessels.

In accordance with the Management Agreements, the Manager also undertakes the execution of all financial transactions on behalf of the Company with respect to third parties and the Company’s owners. All cash reserves of the Company are maintained on behalf of the Company in the name of the Manager. Interest received by the Manager is allocated back to the vessel owning companies and is recorded as Interest income in the predecessor combined statement of operations.

Management Fees charged by the Manager for the years ended December 31, 2005, 2006 and 2007, amounted to $803, $1,006, and $1,177, respectively, and are recorded in the accompanying predecessor combined statements of operations as Management fee to related party. The Management fee to the related party is classified as a general and administrative expense and represents all of the general and administrative costs of the Company for all periods presented. Commissions on the contract price of vessels sold, charged by the Manager during the years ended December 31, 2005, 2006 and 2007, amounted to $466, $781, and $2,202, respectively, and are recorded within Gain on sale of assets in the predecessor combined statement of operations.

The amounts due from the Manager, presented in the predecessor combined balance sheet as Due from Manager, represent net cash flows from operating, investing and financing (including surplus of bank loans received for working capital) activities, which are retained by the Manager and are due to the Company.

Transactions with owners: Transactions with owners, or Advances from owners, represent the receipt of funds to finance vessel acquisitions. The repayments of these advances are made either with funds received from bank debt or proceeds of vessels sale. Refer to Note 10 for additional information.

Transactions with other related parties: Three of the Additional Companies sold their respective vessels to unrelated third parties at prevailing market prices, realizing an aggregate profit of $67,753 for all periods presented. The Gain on sale of assets was recorded in the accompanying predecessor combined statement of operations in the period in which the sale was consummated. Following completion of the respective sales, the vessels were chartered for periods ranging from 10 months to 38 months by SafeFixing Corp. (“SafeFixing”), a related party wholly owned by Polys Hajioannou and Nicolaos Hadjioannou that is involved in the business of chartering-in and chartering-out of unrelated third party vessels. All three charters entered into by SafeFixing were consistent with the then prevailing charter market rate. Details of the sales transactions are as follows:

Additional Company	Vessel	Date sale agreed	Date sale concluded	Sale price	Gain on sale of asset
Maripol Shipping Corporation	Old Marina	February 10, 2005	June 8, 2005	46,600	26,785
Sofikal Shipping Corporation	Old Sophia	March 27, 2006	April 11, 2006	33,900	14,043
Kanastro Shipping Corporation	Kanaris	September 29, 2006	February 2, 2007	47,300	26,925

Total					67,753

The above Gain on sale of assets is included within the Gain on sale of assets presented in the Predecessor Combined Statement of Operations in the amounts of $26,785, $37,015 and $112,360 for the years ended December 31, 2005, 2006 and 2007 respectively. Please refer to Notes 4, 5 and 6 for further information related to the other components of the total Gain on sale of assets balance.

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

4. Vessels, Net

Vessels, net, are comprised of the following:

	Vessel cost	Accumulated depreciation	Net book value
Balance, January 1, 2006	207,081	(18,821)	188,260
Transfer from advances for vessel acquisitions	103,607	—	103,607
Vessel sales	(46,485)	7,176	(39,309)
Transfer to assets held for sale	(45,807)	5,303	(40,504)
Depreciation expense	—	(9,453)	(9,453)
Balance, December 31, 2006	218,396	(15,795)	202,601
Transfer from advances for vessel acquisitions	61,704	—	61,704
Depreciation expense	—	(9,488)	(9,488)
Balance, December 31, 2007	280,100	(25,283)	254,817

Transfer from Advances for vessel acquisitions represent advances paid in respect of the acquisition of vessels, which were under construction and delivered to the Company. For the periods presented, the Company has acquired the following vessels:

•	During the year ended December 31, 2006: Stalo, Marina, Pedhoulas Trader and Pedhoulas Merchant; and

•	During the year December 31, 2007: Pedhoulas Leader and Sophia.

Vessel sales during the year ended December 31, 2006 represent the sale of the Old Sophia and the Pelopidas to unrelated third parties. The Company sold these vessels to take advantage of the increase in vessel prices at that time. Memoranda of Agreement (“MOAs”) with respect to each of their sales were entered into on March 27, 2006 and August 17, 2006, respectively, and the vessels were delivered to the respective buyers on April 11, 2006 and November 30, 2006 respectively. The vessels were sold for gross proceeds of $33,900 and $44,150, respectively. These sales realized a net gain of $14,043 and $22,972, respectively, after taking into account commissions and other directly related expenses amounting to $346 and $1,328, respectively, and the net book value of other assets on board the vessels of $52 as discussed in Note 7. The gain on sale of the vessels is presented as Gain on sale of assets in the predecessor combined statements of operations for the year ended December 31, 2006.

Transfers to Assets held for sale during the year ended December 31, 2006 relate to the intended sale of the vessels Kanaris and Eleni to unrelated third parties. MOAs with respect to each of their sales were entered in on September 25, 2006 and November 17, 2006, respectively. The vessels were delivered to the buyers on February 20, 2007 and March 26, 2007, respectively.

Certain of the Company’s vessels, with a total carrying value of $233,918 at December 31, 2007, have been provided as collateral to secure the Company’s bank loans discussed in Note 9.

5. Advances for Vessel Acquisition and Vessels under Construction

Advances for vessel acquisition and vessels under construction are comprised of the following:

Balance, January 1, 2006	44,082
Advances paid	110,090
Transferred to vessel cost	(103,607)
Balance, December 31, 2006	50,565
Advances paid	127,797
Vessel sales	(63,386)
Transferred to vessel cost	(61,704)
Balance, December 31, 2007	53,272

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Advances for vessels under construction relate to payment of installments due to the respective shipyards relating to the construction of the following vessels:

•

During the year ended December 31, 2006: Pedhoulas Merchant, Pedhoulas Trader, Marina, Stalo, Pedhoulas Leader, Sophia, Pedhoulas Farmer, Pedhoulas Fighter and two IHI post Panamax vessels, Hull No. 3254 and Hull No. 3255 (see Note 13); and

•	During the year ended December 31, 2007: Pedhoulas Leader and Sophia.

Transfers to vessel cost relate to the delivery to the Company from the respective shipyard of the following vessels:

•	During the year ended December 31, 2006: the vessels Stalo, Marina, Pedhoulas Merchant and Pedhoulas Trader; and

•	During the year ended December 31, 2007: Pedhoulas Leader and Sophia.

Vessel sales during the year ended December 31, 2007 represent the sale of two vessels under construction, the Pedhoulas Farmer and the Pedhoulas Fighter, to unrelated third parties for gross consideration of $59,000 per vessel. MOAs with respect to each of their sales were both entered into on October 10, 2006. The completed vessels were delivered to their respective buyers on January 9, 2007 and January 26, 2007, respectively. The Company disposed of these vessels in order to take advantage of the increase in vessel prices at that time. The resulting gain from the sale of the above vessels was $22,467 and $29,788, respectively, after taking into account commissions and other directly related expenses amounting to $1,195 and $1,164 respectively. The net gain on sale of the vessels is included in Gain on sale of assets in the predecessor combined statements of operations for the year ended December 31, 2007.

6. Assets Held for Sale

Assets held for sale for the periods presented is comprised of the following:

Balance, January 1, 2006	—
Transferred from vessel cost	40,504
Balance, December 31, 2006	40,504
Vessel sales	(40,504)
Balance, December 31, 2007	—

The activity presented above relates to the sale of the vessels Kanaris and Old Eleni to unrelated third parties. As described in Note 4, MOAs with respect to each of their sales were entered in on September 25, 2006 and November 17, 2006, respectively. The Company decided to dispose of these vessels in order to take advantage of the increase in vessel prices at that time. The vessels were delivered to the buyers on February 20, 2007 and March 26, 2007, respectively.

The Kanaris and the Old Eleni were sold for gross proceeds of $47,300 and $54,900, respectively. These sales realized a net gain of $26,925 and $33,180, respectively, after taking into account commissions and other directly related expenses amounting to $775 for each vessel and the net book value of the other assets on board the vessels of $41 as discussed in Note 7. The gain on sale of these vessels is included in Gain on sale of assets in the predecessor combined statements of operations for the year ended December 31, 2007.

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

7. Other Fixed Assets, Net

Other fixed assets represent minor movable equipment on board the vessels, which are depreciated on a straight-line basis over five years. Activity for the periods presented is as follows:

	Other fixed assets cost	Accumulated depreciation	Net book value
Balance, January 1, 2006	496	(183)	313
Additions	121	—	121
Sales	(130)	78	(52)
Depreciation expense	—	(100)	(100)
Balance, December 31, 2006	487	(205)	282
Additions	105	—	105
Sales	(81)	40	(41)
Depreciation expense	—	(95)	(95)
Balance, December 31, 2007	511	(260)	251

8. Deferred Finance Charges, Net

Deferred finance charges are comprised of the following:

Balance, January 1, 2006	405
Additions	89
Write-off due to debt extinguishment	(129)
Amortization expense	(51)
Balance, December 31, 2006	314
Additions	286
Write-off due to debt extinguishment	(106)
Amortization expense	(60)
Balance, December 31, 2007	434

Amortization of deferred finance costs, together with the write-offs, is recorded as Amortization and write-off of deferred finance charges in the accompanying predecessor combined statements of operations.

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

9. Bank Debt

Bank debt is comprised of the following:

Borrower	December 31,
	2006	2007
Sofikal	—	—
Kanastro	—	—
Pelodimous	—	—
Efragel	24,324	23,812
Marindou	13,661	13,580
Kerasies	20,896	40,000
Marathassa	24,494	23,578
Eleoussa	23,705	—
Marinouki	29,749	30,432
Staloudi	29,606	30,428
Petra	—	38,445
Pemer	—	36,262
Pelea	—	41,350
Soffive	—	45,000
Total	166,435	322,887
Less: current portion	8,273	16,620
Less: liability directly associated with asset held for sale (Eleoussa loan)	23,705	—
Long-term portion	134,457	306,267

Maripol Loan A: In June 2001, Maripol Shipping Corporation (“Maripol”) obtained a bank loan for Japanese Yen (“JPY”) 1,920,000,000 ($15,393) to finance the construction cost of the vessel Old Marina (the “Maripol loan A”). The Maripol loan A bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: US Dollars (“USD”), Swiss Franc (“CHF”) or Euro (“EUR”). This election was exercised. The average interest rate (including the margin) during the year 2005 was 0.779%. The Maripol loan A was repaid in full on January 31, 2005 from the proceeds of the Maripol loan B described further below; hence the Maripol loan A is not included in the chart above.

Sofikal Loan: In December 2001, Sofikal Shipping Corporation (“Sofikal”) obtained a bank loan for $18,000 to finance the purchase price of the vessel Sophia (the “Sofikal loan”). The Sofikal loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF and EUR. This election was exercised. The average interest rate (including the margin) during the years 2005 and 2006 was 1.785% and 1.309%, respectively. The Sofikal loan was repaid on March 31, 2006 as the vessel was sold.

Kanastro Loan: In April 2002, Kanastro Shipping Corporation (“Kanastro”) obtained a bank loan for JPY 2,480,000,000 ($18,720) to finance the purchase price of the vessel Kanaris (the “Kanastro loan”). The Kanastro loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, CHF, EUR, Canadian Dollar (“CAD”) or Pound Sterling (“GBP”). This

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NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

election was exercised. The average interest rate (including the margin) during the years 2005 and 2006 was 0.818% and 0.841%, respectively. The Kanastro loan was repaid on October 12, 2006 in anticipation of the intended sale of the vessel Kanaris, which was completed in February 20, 2007.

Pelodimous Loan: In July 2002, Pelodimous Shipping Corporation (“Pelodimous”) obtained a bank loan for $17,300 to finance the cost of the vessel Pelopidas (the “Pelodimous loan”). The Pelodimous loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using either the spot exchange rate applicable on the date of conversion, or the forward exchange rate on the date of conversion notice: USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the years 2005 and 2006 was 1.647% and 2.139%, respectively. The Pelodimous loan was repaid on November 14, 2006 as the vessel was sold.

Efragel Loan: In March 2003, Efragel Shipping Corporation (“Efragel”) obtained a bank loan for $16,000 to finance the purchase price of the vessel Efrossini. In November 2004, Efragel obtained a reducing revolving credit facility for up to $30,000 (the “Efragel credit facility”) and repaid the $16,000 bank loan. The Efragel credit facility bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. The ability to drawdown on the credit facility was reduced with each semi-annual repayment. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This election was exercised. The average interest rate (including the margin) during the years 2005, 2006 and 2007 was 4.005%, 4.618% and 3.530%, respectively. As of December 31, 2007, the outstanding balance of the Efragel credit facility amounted to $23,812 (CHF 16,583,460 and JPY 1,021,660,000). The Efragel credit facility was repaid on January 17, 2008, through a new reducing revolving credit facility in the amount of $42,000 (see Note 20).

Marindou Loan: In May 2003, Marindou Shipping Corporation (“Marindou”) obtained a bank loan for $16,000 to finance the purchase price of the vessel Maria (the “Marindou loan”). The Marindou loan bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This election was exercised. The average interest rate (including the margin) during the years 2005, 2006 and 2007 was 1.549%, 2.192% and 3.053%, respectively. As of December 31, 2007, the outstanding balance of the Marindou loan in the amount of $13,580 (CHF15,300,000) was payable in 11 semi-annual installments from May 2008 to May 2013 and a balloon payment payable in May 2013. The Marindou loan was refinanced on January 14, 2008, through a new reducing revolving credit facility in the amount of $42,000 (see Note 20).

Kerasies Loan: In May 2004, Kerasies Shipping Corporation (“Kerasies”) obtained a bank loan for $28,000 to finance the purchase price of the vessel Katerina and obtain working capital (the “Kerasies loan”). The Kerasies loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the year 2005, 2006, and 2007 was 1.801%, 1.697% and 2.339%, respectively. The Kerasies loan was repaid on December 14, 2007 through the proceeds of the New Kerasies loan described further below.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Maripol Loan B: In January 2005, Maripol obtained a bank loan for $25,000 to refinance Maripol loan A and obtain working capital (the “Maripol loan B”). The Maripol loan B bore interest at LIBOR plus a margin and was repayable over ten years in 20 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. This election was exercised. The average interest rate (including the margin) during the year 2005 was 0.803%. The Maripol loan B was repaid on April 18, 2005 as the vessel was sold; hence the Maripol loan B is not included in the chart above.

Marathassa Loan: In February 2005, Marathassa Shipping Corporation (“Marathassa”) obtained a bank loan for $28,000 to finance the purchase price of the vessel Maritsa and obtain working capital (the “Marathassa loan”). The Marathassa loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. This election has been exercised. The average interest rate (including the margin) during the years 2005, 2006 and 2007 was 3.012%, 3.962% and 4.589%, respectively. As of December 31, 2007, the outstanding balance of the Marathassa loan in the amount of $23,578 ($11,613 and CHF13,481,600) was payable in 19 semi-annual installments from February 2008 to February 2017, plus a balloon payment payable in February 2017.

Eleoussa Loan: In September 2005, Eleoussa Shipping Corporation (“Eleoussa”) obtained a bank loan for $24,000 to finance the construction cost of the vessel Eleni (the “Eleoussa loan”). The Eleoussa loan bore interest at LIBOR plus a margin and was repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using either the spot exchange rate applicable on the date of conversion, or the forward exchange rate on the date of conversion notice; USD, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the years 2005, 2006 and 2007 was 4.559%, 3.573%, and 3.410%, respectively. The Eleoussa loan was repaid on March 9, 2007 in anticipation of the intended sale of the vessel Eleni which was completed on March 26, 2007, and the amount outstanding as of December 31, 2006 has been presented as a Liability directly associated with assets held for sale in the Predecessor Combined Balance Sheet.

Marinouki Loan: In March 2006, Marinouki Shipping Corporation (“Marinouki”) obtained a bank loan for $30,400 to refinance the purchase price of the vessel Marina and obtain working capital (the “Marinouki loan”). The Marinouki loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. The average interest rate (including the margin) during the years 2006 and 2007 was 4.548% and 2.114%, respectively. As of December 31, 2007, the outstanding balance of the Marinouki loan in the amount of $30,432 (JPY 3,419,059,940) was payable in 21 semi-annual installments from March 2007 to March 2018, plus a balloon payment payable in March 2018. On March 19, 2008, the Company exercised its multi-currency conversion option and converted the remaining JPY loan outstanding to USD and subsequently entered into an interest rate swap as further described in Note 20. The resulting loan on this date amounted to $32,620. An amendment was entered into to increase the loan facility by $4,000 as a result of exchange loss incurred on conversion.

Staloudi Loan: In May 2006, Staloudi Shipping Corporation (“Staloudi”) obtained a bank loan for $30,000 to finance the cost of the vessel Stalo (the “Staloudi loan”). The Staloudi loan bears interest at LIBOR plus a margin and is repayable over ten years in 20 semi-annual installments and a balloon

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period up to 85% of the outstanding loan amount to up to two of the following currencies, using either the spot exchange rate applicable on the date of conversion, or the forward exchange rate on the date of conversion notice; USD, JPY, CHF, EUR, CAD or GBP. This election was exercised. The average interest rate (including the margin) during the years 2006 and 2007 was 3.444% and 3.542%, respectively. As of December 31, 2007, the outstanding balance of the Staloudi loan in the amount of $30,428 was payable in 17 semi-annual installments from May 2008 to May 2016, plus a balloon payment payable in May 2016.

Petra Loan: In January 2007, Petra Shipping Corporation (“Petra”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Trader (the “Petra loan”). The Petra loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower could elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. The average interest rate (including the margin) during the year ended December 31, 2007 was 3.371%. As of December 31, 2007, the outstanding balance of the Petra loan in the amount of $38,445 ($2,000 and CHF41,063,000) was payable in 23 semi-annual installments from January 2008 to January 2019, plus a balloon payment payable in January 2019. On January 18, 2008, the Company canceled the multi-currency conversion option after converting the remaining CHF loan outstanding to USD and subsequently entered into an interest rate swap as further described in Note 20.

Pemer Loan: In March 2007, Pemer Shipping Corporation (“Pemer”) obtained a bank loan for $36,000 to finance the purchase price of the vessel Pedhoulas Merchant (the “Pemer loan”). The Pemer loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to three of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR or GBP. This election was exercised. The average interest rate (including the margin) during the year ended December 31, 2007 was 1.500%. As of December 31, 2007, the outstanding balance of the Pemer loan in the amount of $36,262 (JPY 4,074,000,000) was payable in 23 semi-annual installments from March 2008 to March 2019, plus a balloon payment payable in March 2019. On March 7, 2008, the Company canceled the multi-currency conversion option after converting the remaining JPY loan outstanding to USD and subsequently entered into an interest rate swap as further described in Note 20.

Pelea Loan: In June 2007, Pelea Shipping Corporation (“Pelea”) obtained a reducing revolving credit facility in the amount of $42,000 to finance the purchase price of the vessel Pedhoulas Leader (the “Pelea credit facility”). The Pelea credit facility bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual payments and a balloon at maturity. The ability to drawdown on the credit facility is reduced with each semi-annual repayment. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR. The average interest rate (including the margin) during the year ended December 31, 2007 was 6.008%. As of December 31, 2007, the outstanding balance of the Pelea credit facility amounted to $41,350, and no further amount was available for drawdown. The outstanding balance as of December 31, 2007 was payable in 23 semi-annual installments from June 2008 to June 2019, plus a balloon payment payable in June 2019. Following the completion of the initial public offering, Safe Bulkers will become the guarantor of the credit facility and as the guarantor, will be subject to certain financial covenants to be agreed to prior to the closing of the initial public offering.

Soffive Loan: In November 2007, Soffive Shipping Corporation (“Soffive”) obtained a bank loan for $45,000 to finance the purchase price of the vessel Sophia (the “Soffive loan”) and repay owners

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

advances of certain Subsidiaries. The Soffive loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments, from May 2008 to November 2019, and a balloon payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to any of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the year ended December 31, 2007 was 5.445%. As of December 31, 2007, the outstanding balance of the Soffive loan amounted to $45,000 which is payable in 24 semi-annual installments from May 2008 to November 2019, plus a balloon payment payable in November 2019.

New Kerasies Loan: In December 2007, Kerasies obtained a bank loan for up to $40,000 (the “New Kerasies loan”), which was used to repay the Kerasies loan, as well as to repay owners advances of certain Subsidiaries. The New Kerasies loan bears interest at LIBOR plus a margin and is repayable over 12 years in 24 semi-annual installments and a balloon payment at maturity. Prior to the end of each interest period, the borrower may elect to convert at the beginning of the following interest period the outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF, EUR, CAD or GBP. The average interest rate (including the margin) during the year 2007 was 5.575%. As of December 31, 2007, the outstanding balance of the New Kerasies loan amounted to $40,000 which is payable in 24 semi-annual installments from June 2008 to December 2019, plus a balloon payment payable in December 2019.

In all the above loans or credit facilities, no consideration has been or will be paid by any of the borrowers to the respective lenders in connection with the conversion option since the parties did not ascribe value to the conversion option as the conversion options are always based on the market or spot rates at the time they are exercised. The exercise of the conversion option in any of the above loans or credit facilities results in a change in both the currency denomination of the loan and the basis of the interest rate (that is, a USD-denominated loan bears interest based on USD LIBOR and, upon conversion into a JPY-denominated loan, will bear interest based on JPY LIBOR). All other terms of the loans or credit facilities, including the margin (the interest rate spread over LIBOR) and the repayment terms, will remain the same upon exercise of the currency conversion option.

The Company considered the guidance in paragraph 12 of SFAS 133, and concluded that the conversion options are embedded derivatives that would require bifurcation and separate accounting because of the following:

(i) The economic characteristics and risks of an instrument in which the underlying is both a foreign currency and interest rate are not clearly and closely related to the economic characteristics and risks of a debt host;

(ii) The borrowing arrangement that embodies both the conversion option and the debt host is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and,

(iii) A separate instrument with the same terms as the conversion option would be a derivative instrument subject to the requirements of SFAS 133.

However, the Company believes that the conversion option under the borrowing arrangements have no fair value due to the fact that the conversion into a different currency, and, accordingly, into a corresponding LIBOR interest rate, will always be at the prevailing foreign currency exchange rate (spot rate) and prevailing interest rate at the time of the conversion. Furthermore, both the Company and the bank did not ascribe value to the currency conversion options as no consideration was sought by the bank and no value was paid by the Company, as noted above.

As such, all loans outstanding at the end of each period denominated in other currencies have been translated into USD using the spot rate applicable at each period end. Any resulting translation gain or loss is recorded as Foreign currency gain/(loss) on the predecessor combined statement of operations.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

In addition, the foregoing loans and credit facilities are secured as follows:

•	First priority mortgages over the vessels owned by the respective borrowers;

•	First priority assignment of all insurances and earnings of the mortgaged vessels; and

•

With respect to the Petra and Pemer loans, each loan is secured by a respective cash collateral deposit of $2,000 (or the equivalent amount in an optional currency) deposited on behalf of each Petra and Pemer by the Manager, which will gradually be reduced after three years from the disbursement of each respective loan. On April 9, 2008, each of Petra and Pemer agreed with the respective lenders to assume the obligation in respect of the cash collateral deposits, and thereby releasing the Manager from this obligation.

The loan and credit facility agreements contain debt covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the respective lender’s prior consent, restrictions on long-term employment of the vessels, as well as minimum hull cover ratio requirements. Certain borrowers are not permitted to pay any dividends to their owners without the respective lender’s prior consent. Certain other borrowers are permitted to pay dividends to their owners without the respective lender’s prior consent, as long as no event of default under the respective loan has occurred and has not been remedied. Under certain loans, in the event that the outstanding amounts in currencies other than the U.S. dollar exceed at any time 100% or 110% (as the case may be) of the U.S. dollar equivalent amount that is specified in the relevant loan agreement for the applicable period, the lending bank has the option to require the borrower to either make a loan prepayment or provide cash collateral security in an amount necessary for the outstanding to comply with the above calculation. Subject to the following sentence, as of December 31, 2006 and December 31, 2007, the Company was either in compliance with all debt covenants or necessary waivers had been obtained from the respective banks. Although the Company was in breach of certain covenants as of December 31, 2007 prohibiting the entry into charters for a term longer than the maximum specified duration, which resulted in the payment of dividends to shareholders being a breach of covenant under the applicable loan agreements, all of these breaches were subsequently waived in writing by the relevant lenders in February 2008. The effect of these waivers is permanent with respect to the Company’s existing charters, however, the Company will still be required to comply with these covenants with respect to any new charters that it enters into, which may be at any time. The Company believes that it will not breach these covenants in the future, as compliance with such covenants is within management’s control and it is management’s full intention to obtain, in each case, the lender’s consent prior to entering into any new charter for a term longer than the maximum duration specified in the relevant credit facility agreement.

Interest paid in other currencies has been translated into U.S. dollars using the spot exchange rate of the date that interest was incurred. Total interest incurred on long-term debt for the years ended December 31, 2005, 2006 and 2007 amounted to $3,668, $6,140 and $8,225, respectively. The average interest rate (including the margin) for all loan facilities during the years 2005, 2006 and 2007 was 2.303%, 3.269%, and 3.353%, respectively.

The minimum annual principal payments, translated into U.S. dollars, required to be made after December 31, 2007, are as follows:

To December 31,
2008	16,620
2009	16,594
2010	17,014
2011	18,248
2012 and thereafter	254,411
Total	322,887

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

10. Advances from Owners

Advances from owners represent cash advanced by the owners of the Company to finance vessel acquisitions. The owners’ advances are non-interest bearing, unsecured and have no fixed terms of repayment.

Activity for the Advances from owners for the periods presented is as follows:

Balance, January 1, 2006	90,640
Advances received	110,049
Repayment of advances	(65,245)
Balance, December 31, 2006	135,444
Advances received	83,997
Repayment of advances	(209,355)
Balance, December 31, 2007	10,086

Repayment of advances was funded from either bank debt obtained or from proceeds of sale of vessels if no bank debt had been obtained.

The average balance of the advances from owners during the years ended December 31, 2006 and 2007 was $123,457 and $101,906, respectively.

11. Owners’ Capital

Since their inception, the capital of each of the Subsidiaries and the Additional Companies consists of 100 authorized common shares with no par value, all of which have been issued and are outstanding. The holders of the shares are entitled to one vote on all matters submitted to a vote of owners and to receive all dividends, if any.

Ship-owning Entity	Date of Incorporation
Kanastro Shipping Corporation	November 6, 2000
Maripol Shipping Corporation	November 20, 2000
Sofikal Shipping Corporation	December 1, 2000
Pelodimous Shipping Corporation	December 11, 2000
Efragel Shipping Corporation	September 9, 2002
Marindou Shipping Corporation	September 9, 2002
Avstes Shipping Corporation	November 7, 2003
Kerasies Shipping Corporation	November 7, 2003
Maxtria Shipping Corporation	March 8, 2004
Eleoussa Shipping Corporation	August 2, 2004
Marathassa Shipping Corporation	August 2, 2004
Staloudi Shipping Corporation	September 1, 2005
Marinouki Shipping Corporation	September 1, 2005
Maxpente Shipping Corporation	October 3, 2005
Pemer Shipping Ltd.	January 3, 2006
Petra Shipping Ltd.	January 3, 2006
Eptaprohi Shipping Corporation	March 1, 2006
Eniaprohi Shipping Corporation	August 14, 2006
Eniadefhi Shipping Corporation	August 14, 2006
Pelea Shipping Ltd.	January 11, 2007
Soffive Shipping Corporation	April 11, 2007
Maxdeka Shipping Corporation	September 24, 2007
Maxenteka Shipping Corporation	September 24, 2007
Maxdodeka Shipping Corporation	October 11, 2007
Maxdekatria Shipping Corporation	October 11, 2007

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

12. Cash Dividend

On December 31, 2007, the Subsidiaries and Additional Companies declared and distributed to their owners aggregate dividends in the amount of $383,853. No dividends were declared or paid in 2006.

13. Commitments and Contingencies

(a) Commitments under Shipbuilding Contracts

(i) In August 2006, Eniaprohi Shipping Corporation (“Eniaprohi”), a Subsidiary, signed a contract with Itochu Corporation (“Itochu”) for the construction of a Post-Panamax class vessel (“Hull No. 3254”). Pursuant to the contract, the vessel was expected to be delivered to the Company on January 31, 2009. On November 14, 2007, Eniaprohi agreed with Itochu to expedite the delivery of Hull No. 3254, whereby delivery is scheduled to occur on or before November 10, 2008. On vessel delivery, Eniaprohi will pay to Itochu an early delivery amount of JPY 591,500 ($5.3) per day, which is calculated from the actual delivery date until January 31, 2009, and is estimated to be a total of $432. The contract price for the vessel is JPY 4,260,000,000 ($37,735). The contract provides for installment payments as follows:

•	First installment of JPY 550,000,000 ($4,714) upon issuance of the relevant bank refund guarantee provided by the shipyard (paid in August 2006),

•	Second installment of JPY 400,000,000 ($3,560) 18 months after the first payment (paid in March 2008),

•	Third installment of JPY 400,000,000 ($3,560) upon keel laying,

•	Fourth installment of JPY 400,000,000 ($3,560) upon launching, and

•	Final installment of JPY 2,510,000,000 ($22,341) upon delivery of the vessel, plus or minus any adjustments as provided in the contract for the construction of Hull No. 3254.

The first installment payment, made in August 2006, was funded by Advances from owners. The second installment of JPY 400,000,000, equivalent to $3,840 as at March 4, 2008 (the date of payment), was financed through Advances received from the owners.

(ii) In August 2006, Eniadefhi Shipping Corporation (“Eniadefhi”), a Subsidiary, signed a contract with Itochu for the construction of a Post-Panamax class vessel (“Hull No. 3255”), which is expected to be delivered to the Company in the first quarter of 2009. The contract price for the vessel is JPY 4,260,000,000 ($37,728). The contract provides for installment payments as follows:

•	First installment of JPY 550,000,000 ($4,707) upon issuance of the relevant bank refund guarantee provided by the shipyard (paid in August 2006),

•	Second installment of JPY 400,000,000 ($3,560) 18 months after the first payment (paid in March 2008),

•	Third installment of JPY 400,000,000 ($3,560) upon keel laying,

•	Fourth installment of JPY 400,000,000 ($3,560) upon launching, and

•	Final installment of JPY 2,510,000,000 ($22,341) upon delivery of the vessel, plus or minus any adjustments as provided in the contract for the construction of Hull No. 3255.

The first installment payment, made in August 2006, was funded by Advances from owners. The second installment of JPY 400,000,000, equivalent to $3,840 as at March 4, 2008 (the date of payment), was financed through Advances received from the owners.

(iii) In December 2006, Eptaprohi Shipping Corporation (“Eptaprohi”), a Subsidiary, signed a contract with Jiangsu Rongsheng Heavy Industries Co. Ltd. for the construction of a Capesize class vessel (“Hull H1074”), which is expected to be delivered to the Company in the first quarter of 2010. The contract price for the vessel is $81,000. The contract provides for installment payments as follows:

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

•	First installment of $16,200 upon issuance of the relevant bank refund guarantee provided by the shipyard,

•	Second installment of $16,200 upon steel cutting,

•	Third installment of $16,200 upon keel laying,

•	Fourth installment of $16,200 upon launching, and

•	Final installment of $16,200 upon delivery of the vessel, plus or minus any adjustments as provided in the contract for the construction of Hull H1074.

Simultaneously with the first installment payment, Eptaprohi is required to provide the shipyard with a bank performance guarantee, securing the payment by Eptaprohi to the shipyard of the second installment. As of the date of the financial statements an installment payment had not yet been triggered, as the bank refund guarantee had not yet been issued. In fact, Eptaprohi has not yet arranged any bank finance in connection with this contract.

(iv) In December 2006, Maxpente, a Subsidiary, signed a contract with Jiangsu Rongsheng Heavy Industries Co. Ltd. for the construction of a Capesize class vessel (“Hull H1075”), which is expected to be delivered in the first quarter of 2010. The contract price for the vessel is $80,000. The contract provides for installment payments as follows:

•	First installment of $16,000 upon issuance of the relevant bank refund guarantee provided by the shipyard,

•	Second installment of $16,000 upon steel cutting,

•	Third installment of $16,000 upon keel laying,

•	Fourth installment of $16,000 upon launching, and

•	Final installment of $16,000 upon delivery of the vessel, plus or minus any adjustments as provided in the contract for the construction of Hull H1075.

Simultaneously with payment of the first installment payment, Maxpente is required to provide the shipyard with a bank performance guarantee, securing the payment by Maxpente to the shipyard of the second installment. As of the date of the financial statements an installment payment had not yet been triggered, as the bank refund guarantee had not yet been issued. In fact, Maxpente has not yet arranged any bank finance in connection with this contract.

(b) Commitments under MOAs

(i) In October 2007, Maxdodeka Shipping Corporation (“Maxdodeka”), a Subsidiary, signed a MOA with a third party seller for the acquisition of a Post-Panamax class vessel (“Hull No. 1039”) scheduled for delivery in the third quarter of 2009 upon completion of construction. The contract price for the vessel is $73,500 plus or minus any adjustments as provided in the MOA. The agreement with the seller provides for installment payments as follows:

•	First installment of $14,700 to a joint account held on the names of Maxdodeka and the seller upon signing of the MOA, and

•	Second installment of $58,800 upon delivery of the vessel, plus or minus any adjustments as provided in the MOA.

The first installment payment was triggered in October 2007 and was funded from surpluses from the operations of the Company during the second half of 2007. Maxdodeka has not yet arranged any bank financing in connection with this vessel acquisition.

(ii) In October 2007, Maxdekatria Shipping Corporation (“Maxdekatria”), a Subsidiary, signed a MOA with a third party seller for the acquisition of a Post-Panamax class vessel (“Hull No. 1050”) scheduled for delivery in the first quarter of 2010 upon completion of construction. The contract price for

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

the vessel is $73,500 plus or minus any adjustments as provided in the MOA. The agreement with the seller provides for installment payments as follows:

•	First installment of $14,700 to a joint account held on the names of Maxdodeka and the seller upon signing of the MOA, and

•	Second installment of $58,800 upon delivery of the vessel, plus or minus any adjustments as provided in the MOA.

The first installment payment was triggered in October 2007 and was funded from surpluses from the operations of the Company during the second half of 2007. Maxdekatria has not yet arranged any bank financing in connection with this vessel acquisition.

(iii) In November 2007, Maxdeka Shipping Corporation (“Maxdeka”), a Subsidiary, signed a MOA with a third party seller for the acquisition of a Kamsarmax class vessel (“Hull No. 2054”) scheduled for delivery in the first quarter of 2010 upon completion of construction. The contract price for the vessel is $48,080, plus or minus any adjustments as provided in the MOA, including reimbursing the interest expenses of the seller; however the final contract price inclusive of such adjustments may not exceed $52,000. The agreement with the seller provides for installment payments as follows:

•	First installment of $7,212 to a joint account held on the names of Maxdodeka and the seller upon signing of the MOA, and

•	Second installment of $40,868 upon delivery of the vessel, plus or minus any adjustments as provided in the MOA, up to a maximum additional amount of $3,920.

The first installment payment was triggered in October 2007 and was funded from surpluses from the operations of the Company during the second half of 2007. Maxdeka has not yet arranged any bank financing in connection with this vessel acquisition.

(iv) In November 2007, Maxenteka Shipping Corporation (“Maxenteka”), a Subsidiary, signed a MOA with a third party seller for the acquisition of a Kamsarmax class vessel (“Hull No. 2055”) scheduled for delivery in the second quarter of 2010 upon completion of construction. The contract price for the vessel is $48,080, plus or minus any adjustments as provided in the MOA, including reimbursing the interest expenses of the seller; however the final contract price inclusive of such adjustments may not exceed $52,000. The agreement with the seller provides for installment payments as follows:

•	First installment of $7,212 to a joint account held on the names of Maxdodeka and the seller upon signing of the MOA, and

•	Second installment of $40,868 upon delivery of the vessel, plus or minus any adjustments as provided in the MOA, up to a maximum additional amount of $3,920.

The first installment payment was triggered in October 2007 and was funded from surpluses from the operations of the Company during the second half of 2007. Maxenteka has not yet arranged any bank financing in connection with this vessel acquisition.

The Company expects to settle the commitments under the shipbuilding contracts and MOAs described above as follows:

	Commitments under Shipbuilding Contracts				Commitments under MOAs
Year ending December 31	H3254	H3255	H1074	H1075	H1039	H1050	H2054	H2055	Total
2008	33,453	10,681	16,200	16,000	—	—	—	—	76,334
2009	—	22,340	48,600	48,000	58,800	—	—	—	177,740
2010	—	—	16,200	16,000		58,800	44,788	44,788	180,576
2011	—	—	—	—	—	—	—	—	—
2012 and thereafter	—	—	—	—	—	—	—	—	—
Total	33,453	33,021	81,000	80,000	58,800	58,800	44,788	44,788	434,650

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

(c) Other contingent liabilities

The Subsidiaries and Additional Companies have not been involved in any legal proceedings that may have, or have had a significant effect on their business, financial position, results of operations or liquidity, nor is the Company aware of any proceedings that are pending or threatened which may have a significant effect on its business, financial position, results of operations or liquidity. From time to time various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance providers and other claims with suppliers relating to the operation of the Company’s vessels. Management is not aware of any material claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying predecessor combined financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying predecessor combined financial statements. A maximum of $1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by P&I Club insurance.

14. Revenues

Revenues are comprised of the following:

	December 31,
	2005	2006	2007
Time charter revenue	79,819	93,434	165,657
Voyage charter revenue	—	1,243	—
Ballast bonus	696	50	535
Other income	2,362	4,313	5,865
Total	82,877	99,040	172,057

15. Vessel Operating Expenses

Vessel operating expenses are comprised of the following:

	December 31,
	2005	2006	2007
Crew wages and related costs	5,421	6,597	6,784
Insurance	1,014	1,307	1,388
Repairs, maintenance and drydocking costs	884	534	324
Spares, stores and provisions	1,345	1,745	1,673
Lubricants	965	1,538	1,457
Taxes	163	461	247
Miscellaneous	574	886	556
Total	10,366	13,068	12,429

16. Derivatives

(a) Foreign Exchange Derivatives

The Company enters into foreign exchange forward contracts to create economic hedges for its exposure to currency exchange risk on payments relating to acquisition of vessels and on certain loan obligations. Foreign exchange forward contracts are agreements entered into with a bank to exchange at a specified future date, currencies of different countries at a specific rate. These foreign exchange forward contracts did not meet hedge accounting criteria under SFAS 133.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

The following table presents the contract or notional amounts and the credit risk or fair value amounts as at December 31, 2006 and 2007 of the Company’s derivative assets and liabilities held for trading purposes. The derivative contracts are executed in the over-the-counter market. The credit risk amounts presented do not take into consideration the value of any collateral held.

	December 31,
	2006	2007
Foreign exchange forward contracts
Notional amount in USD 000	13,465	—
Foreign currency and amount	JPY 1,500,000,000	—
Derivative liabilities	577	—

(b) Interest Rate Derivatives

Effective December 14, 2007, the Company entered into an amortizing interest rate swap transaction with a bank in order to manage interest costs and the risk associated with changing interest rates with respect to the New Kerasies loan. The interest rate swap transaction was entered into for a three year term from December 14, 2007 to December 14, 2010 and on an initial notional amount of $40,000 which amortizes based on the expected principal outstanding under the New Kerasies loan.

Under the terms of the swap, the Company makes quarterly payments to the bank on the relevant notional amount at a fixed rate of 4.0925% per annum. The bank makes quarterly floating-rate payments to the Company for the relevant amount based on the three month USD LIBOR. The swap transaction effectively converts the Company’s expected floating-rate interest obligation under the New Kerasies loan for the duration of the swap to 4.0925%, exclusive of the loan margin due to the lender. The interest rate swap did not meet hedge accounting criteria under SFAS 133 and as such is accounted for as a trading derivative.

Under SFAS 133, the fair market value of the derivative is marked to market at the end of every period and the resulting gain or loss during the period is recorded as (Loss)/gain on derivatives in the predecessor combined statement of operations. As at December 31, 2007, the fair value of the interest rate swap was a liability of $242 and was recorded as Derivative liabilities on the predecessor combined balance sheet.

17. Accrued Liabilities

Accrued liabilities are comprised of the following:

	December 31
	2006	2007
Interest on long-term debt	1,420	2,023
Early redelivery cost payable	—	6,699
Vessels’ operating and voyage expenses	518	750
Total	1,938	9,472

18. Early Redelivery Cost

The Company incurs costs in connection with early redelivery of vessels from charterers, where the contracted daily fixed charter rates are substantially lower than the daily charter rates the vessels could potentially earn in the current market. Early redelivery costs incurred during the periods presented where as follows:

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Company	Date of Termination Agreement	December 31
		2006	2007
Staloudi	March 9, 2007	—	14,382
Marinouki	October 17, 2007	—	5,467
Kerasies	September 20, 2007	—	1,089
Various	Various	150	500
Total		150	21,438

In all the above transactions, the total early termination costs were expensed and recorded as Early redelivery costs within the predecessor combined statement of operations, as no replacement charter agreement was secured at the time of the termination agreement.

Details of the first three transactions in the above table are as follows:

(a) On March 9, 2007, Staloudi, agreed with the charterers of the Stalo to terminate the $13.5 daily fixed rate time charter which had commenced on January 18, 2006 and was not contractually due to expire until May 2011. The termination agreement with the charterer provided for compensation of (a) cash payment to the charterer of an amount of $3,375 upon termination of the time charter and redelivery of the vessel and (b) chartering by the charterers of the Marina, Sophia and Pedhoulas Leader under time charters at below market rates for periods of 14.5 months from March 26, 2007, 14.5 months from June 28, 2007 and 7.3 months from March 1, 2007, respectively. The impact of chartering these three vessels at below market rates for the agreed periods was determined to be $11,007 and was recorded as Time charter discount within the predecessor combined balance sheet. Time charter discount represents the difference between the contracted charter rate contracted for each of the three vessels (all below market) and the prevailing market charter rate at the time the early termination agreement with the charterer of the vessel, the Stalo, was entered into. When establishing prevailing market rates, the Company utilizes the industry standard published daily charter rate (before commissions) for Panamax class vessel, as its size is the closest comparison available to the Company’s vessels. The published daily charter rate is then adjusted upwards to reflect the higher cargo capacity of the Company’s vessels, and may be adjusted, if necessary, to reflect a later inception date, or changes in the market. For purposes of calculating the Time charter discount, the difference between the prevailing market daily charter rate and the contracted daily charter rate was applied to the total charter days outstanding for each of the three vessels, the Marina, Sophia and Pedhoulas Leader, to arrive at a Time charter discount in the amount of $11,007.

The calculations described above were applied to determine the prevailing market rate for both the Marina and the Sophia, as neither vessel was subject to a recent charter agreement whereby a prevailing market rate would have been established. However, the Pedhoulas Leader was previously subject to a charter partner agreement with the charterer on February 13, 2007. On March 1, 2007, the Pedhoulas Leader, a newbuild, was delivered from a shipyard and commenced the time charter with the charterer. On March 9, 2007, in connection with the early termination of the charter for the vessel Stalo, an addendum to the existing charter party was entered into reducing the daily charter rate and extending the charter period. Accordingly, the rate established on February 13, 2007 was utilized as the prevailing market rate and a new calculation of prevailing market charter rate was not required.

The aggregate early redelivery cost amounted to $14,382, which was comprised of the $3,375 cash payment and the $11,007 impact of chartering the three vessels at below market rates, with a corresponding recognition of Time charter discount of $11,007. The Time charter discount is recorded as a long term liability in the predecessor combined balance sheet, and is being amortized on a straight-line basis to Revenue over the duration of the respective below market time charters. As at December 31, 2007, accumulated amortization amounted to $8,241 resulting in a remaining Time charter discount of $2,766.

(b) On October 17, 2007, Marinouki, agreed with the charterers of the Marina to terminate the $25.0 daily fixed rate time charter which had commenced on March 26, 2007, as part of the transaction described in item (a) above, and was not contractually due to expire until June 3, 2008. As compensation for early redelivery, Marinouki agreed to pay the charterers an amount equal to $57.75 per day from the

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

date of redelivery through May 22, 2008. Such earlier redelivery is expected to occur in the first quarter of 2008, and the expected compensation amount to be paid to the charterers is $6,699. This amount has been reduced by $1,232 which is the expected remaining unamortized portion of the deferred Time charter discount of the Marina under the transaction discussed in item (a) above from the expected date of delivery until June 3, 2008, and hence the Early redelivery cost amounts to $5,467.

(c) On September 20, 2007, Kerasies agreed with the charterers of the Katerina to terminate the $23,125 daily fixed rate time charter which had commenced on August 9, 2006, and was not contractually due to expire until November 9, 2007. As compensation for early redelivery, Kerasies agreed to pay the charterers an amount of $1,089.

19. Lease Arrangements—Charters-out:

The future minimum time charter revenue, net of commissions, based on vessels committed to noncancelable time charter contracts (including fixture recaps) with an initial or remaining charter period in excess of one year as of December 31, 2007 are as follows:

December 31,
2008	93,743
2009	87,163
2010	65,688
2011	36,556
2012	35,313
Thereafter	47,945
Total	366,408

Future minimum time charter revenue excludes the future acquisitions of the vessels discussed in Note 13, since estimated delivery dates are not confirmed. Revenues from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 12 days to perform any scheduled drydocking on each vessel has been deducted and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

20. Subsequent Events

(a) Initial public offering (Unaudited)

In July 2007, the Company commenced preparation for an initial public offering of the common shares of Safe Bulkers, Inc. in the United States and to list on the New York Stock Exchange. Following the completion of the initial public offering it is expected that the existing owners, through Vorini Holdings, will own approximately 80% of the Company’s outstanding shares of common stock and the same percentage of the voting power associated with the Company’s stock.

Following completion of the initial public offering, Safe Bulkers will become the guarantor of the reducing revolving credit facilities of Efragel Shipping Corporation, Marindou Shipping Corporation, Avstes Shipping Corporation, Eniaprohi Shipping Corporation and Eniadefhi Shipping Corporation. As the guarantor, Safe Bulkers will be subject to certain financial covenants to be agreed prior to the closing of the initial public offering, including a consolidated leverage ratio, consolidated interest coverage ratio, debt-to-cash flow and debt-to-EBITDA ratios, and minimum tangible net worth. In addition, there will be a covenant that the Hajioannou family maintain its majority interest in Safe Bulkers.

By letters dated May 14, 2008, The Royal Bank of Scotland has confirmed its offer to Marathassa, Marinouki, Soffive and Kerasies (collectively referred to as “RBS Borrowers”), which has been accepted by each of the RBS Borrowers, that RBS will agree to the proposed transfer of ownership of each of the RBS

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

Borrowers to Safe Bulkers subject to execution of a supplemental loan agreement prior to June 15, 2008 to include the following amendments: (a) Safe Bulkers will become the guarantor, following the completion of this offering, of the loan obligations of each of the RBS Borrowers, (b) as the guarantor, Safe Bulkers will be subject to certain financial covenants, including (i) maintaining a minimum adjusted net worth of $200,000 and minimum free liquidity of $500 per vessel, with RBS, (ii) ensuring that debt does not exceed 70% of adjusted total assets or 550% of the 12-month trailing EBITDA (as will be defined in the relevant agreement), (iii) having the ability to pay dividends of up to 100% of free cash flow (as will be defined in the relevant agreement), subject to no event of default occurring and (iv) customary undertakings with respect to the delivery of all information required by the Securities and Exchange Commission or pursuant to the Sarbanes Oxley Act and (c) the margin of the loan obligations of Marathassa and Marinouki will increase to 0.75% from 0.675% and the margins for Soffive and Kerasies will increase to 0.75% from 0.575%.

(b) New credit facilities:

(i) In January 2008, Marindou obtained a multi-currency reducing revolving credit facility for up to $42,000 (the “New Marindou credit facility”). The proceeds of the New Marindou credit facility in the amount of $42,000 were used to fully prepay the outstanding balance of the Marindou loan, and the balance was utilized to repay advances from owners of certain Subsidiaries and fund dividends. The New Marindou credit facility is secured by a first priority mortgage on the Maria and other usual maritime securities. The New Marindou credit facility bears interest at LIBOR plus a margin of 0.65% and is repayable over ten years from loan drawdown in 20 semi-annual consecutive installments, from July 2008 to January 2018, the first six in the amount of $750, the following six in the amount of $1,000 and the remaining eight in the amount of $1,688 and a balloon payment in the amount of $18,000 payable in January 2018.

(ii) In January 2008, Efragel obtained a multi-currency reducing revolving credit facility for up to $42,000 (the “New Efragel credit facility”). The proceeds of the New Efragel credit facility in the amount of $42,000 were used to fully repay the outstanding balance of the Efragel credit facility, and the balance was utilized to repay advances from owners of certain Subsidiaries and fund dividends. The New Efragel credit facility is secured by a first priority mortgage on the Efrossini and other usual maritime securities. The New Efragel credit facility bears interest at LIBOR plus a margin of 0.65% and is repayable over ten years in 20 semi-annual consecutive installments, from July 2008 to January 2018, the first six in the amount of $750, the following six in the amount of $1,000 and the remaining eight in the amount of $1,688 and a balloon payment in the amount of $18,000 payable in January 2018.

(iii) On April 17, 2008, Avstes obtained a multi-currency reducing revolving credit facility for up to $36,000 (the “Avstes credit facility”). The proceeds of the Avstes credit facility in the amount of $36,000 were used to fund the distribution of dividends to owners of the Subsidiaries. The Avstes credit facility is secured by a first priority mortgage over the Vassos and other usual maritime securities. The Avstes credit facility bears interest at LIBOR plus a margin of 0.80%. Based on the accepted commitment letter, the margin that will apply following this offering will be agreed prior to the closing of this offering. The facility is repayable over ten years in 20 semi-annual consecutive installments in the amount of $900 each, starting October 18, 2008, and a balloon payment in the amount of $18,000 payable in October 2018.

(iv) In April 2008, Eniaprohi and Eniadefhi each accepted commitment letters for reducing revolving credit facilities of up to $45,000 each to be used to fund the acquisition of Hull No. 3254 and Hull No 3255, respectively, upon delivery from the shipyard and to provide additional working capital. These credit facilities will be secured by first mortgages on Hull No. 3254 and Hull No. 3255, respectively, and other usual maritime securities. The commitment letters provide that each credit facility will bear interest at LIBOR plus a margin of 0.90%, and the margin that will apply following this offering will be agreed prior to the closing of this offering. Pursuant to the commitment letters, the credit facilities will be

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Continued)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

repayable over ten years in 20 semi-annual consecutive installments of $1,125 each commencing six months after the delivery date, and a balloon payment of $22,500 payable with the final installment.

For all of the new credit facilities described above, the ability to drawdown on the credit facility will reduce with each semi-annual repayment. Prior to maturity of each interest period, the borrower may elect to convert at the beginning of the following interest period the then outstanding loan amount or any part thereof to up to two of the following currencies, using the spot exchange rate applicable on the date of conversion: USD, JPY, CHF or EUR.

(c) Interest rate swaps:

Subsequent to December 31, 2007, the Company entered into the following interest rate swap transactions with certain banks in respect to loans and credit facilities in order to manage interest costs and the risk associated with changing interest rates with respect to these loans and credit facilities.

Credit Facility	Initial notional amount	Inception	Expiry	Swap rate
New Marindou	$42,000	January 14, 2008	January 14, 2013	3.950%
New Efragel	$42,000	January 17, 2008	January 17, 2013	3.650%
Petra	$38,171	February 19, 2008	January 18, 2013	2.885%
Pemer	$38,168	March 7, 2008	March 7, 2013	2.745%
Marinouki	$32,620	March 19, 2008	March 5, 2013	2.730%
Avstes	$36,000	April 25, 2008	April 18, 2013	3.890%

The initial notional amounts of the above transactions are reduced during the term of the swap transactions based on the expected principal outstanding under the respective facility. In the Petra, Pemer and Marinouki transactions, the respective bank has the right to cancel each swap on January 18, 2011, March 7, 2011 and March 5, 2011, respectively, and on six-month intervals thereafter.

Under all of the swap transactions described above, the bank will make semi-annual floating-rate payments to the Company for the relevant amount based on the six month USD LIBOR and the Company will make semi-annual payments to the bank on the relevant amount at the respective fixed rates.

The above interest rate swap agreements do not qualify for hedge accounting under SFAS 133.

(d) Amendment to Management Agreements:

On March 6, 2008, the Company amended the Management Agreements with the Manager discussed in Note 3 with respect to the Management Fee paid to the Manager (the “Amended Management Agreements”). Under the Amended Management Agreements, effective January 1, 2008, the Manager receives a fixed daily fee of $0.575 plus 1.0% on gross freight, charter hire, ballast bonus and demurrage from each of the vessel owning companies in exchange for these management services. In addition, the commission paid to the Manager on a sale of a vessel was fixed at 1.0% of the contract price of any vessels sold on the Company’s behalf.

(e) New Management Agreements (unaudited):

Upon closing of the initial public offering discussed in item (a) above, the Company and each of the Subsidiaries will enter into new management agreements with the Manager (the “New Management Agreements”). The New Management Agreements will replace the Amended Management Agreements relating to the Existing Vessels, and will also apply to new vessels. The financial terms of the New Management Agreements will be as described in (d) above, and in addition, will include that the Manager receives (i) 1.0% of the contract price on each of the Newbuilds (refer to Note 1) with the exception of Hulls No. 3244 and 3255 and (ii) a fee of $375 per Newbuild for the on-premises supervision of each Newbuild by the Manager.

PREDECESSOR BUSINESSES OF SAFE BULKERS, INC.
NOTES TO PREDECESSOR COMBINED FINANCIAL STATEMENTS—(Concluded)
(In thousands of United States Dollars—except for share and per share data, unless otherwise stated)

(f) Early redelivery:

On March 7, 2008, Petra agreed with the charterers of the Pedhoulas Trader to terminate the $54 daily fixed rate time charter which had commenced on February 9, 2008, and was due to expire by July 24, 2008. Petra estimates that the compensation payable to the charterer for early redelivery of the vessel, which is expected to occur on June 5, 2008, will be approximately $800.

(g) Dividend:

On March 28, 2008, the Board of Directors of the Subsidiaries declared and subsequently paid aggregate dividends of $147,770 to their owners of record as of March 31, 2008.

21. Pro forma balance sheet (unaudited)

The pro forma adjustment to the December 31, 2007 balance sheet reflects the accrual of the dividend of $147,770 and resulting reduction in owners’ equity to reflect the impact of the dividend, as set out in Note 20(g) above, as well as the intended declaration prior to the closing of the initial public offering of an estimated additional dividend in the amount of $31,000, reflecting a portion of estimated net income earned from January 1, 2008 until the date immediately prior to the closing of the initial public offering.

22. Pro forma earnings per share (unaudited)

Pro forma earnings per share gives retroactive effect to the Reorganization, which involves the issuance (following the date of the final prospectus and prior to the closing of this offering) of 54.5 million shares of Safe Bulkers’ common stock to the selling stockholder in this offering, and resulting capital structure following the completion of this offering. This offering will not involve the issuance of additional shares of Safe Bulkers’ common stock as all shares of common stock in this offering will be sold by the selling stockholder.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Safe Bulkers, Inc.:

We have audited the accompanying balance sheet of Safe Bulkers, Inc. (the “Company”) as of December 31, 2007, and the related statement of operations, shareholders’ deficit, and cash flows for the period from December 11, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Safe Bulkers Inc. as of December 31, 2007, and the results of its operations and its cash flows for the period from December 11, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2008

SAFE BULKERS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2007
(In thousands of U.S. Dollars)

	Notes	December 31, 2007
ASSETS
CURRENT ASSETS:		—
Total current assets		—
FIXED ASSETS:		—
Total fixed assets		—
OTHER NON CURRENT ASSETS:		—
Deferred finance charges, net		—
Total assets		—
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accrued liabilities	2	1,803
Due to related party	3	674
Total current liabilities		2,477
COMMITMENTS AND CONTINGENCIES		—
SHAREHOLDERS’ DEFICIT:
Common stock, $0.001 par value; 500 shares authorized; 0 shares issued and outstanding		—
Additional paid-in capital		—
Accumulated deficit		(2,477)
Total shareholders’ deficit		(2,477)
Total liabilities and shareholders’ deficit		—

The accompanying notes are an integral part of these financial statements.

SAFE BULKERS, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 11, 2007 (inception) to DECEMBER 31, 2007
(In thousands of U.S. Dollars)

	Notes	For the period December 11, 2007 (inception) to December 31, 2007
REVENUES:
Net revenues		—
EXPENSES:
General and administrative expenses	4	(2,477)
Operating loss		(2,477)
Net loss		(2,477)

The accompanying notes are an integral part of these financial statements.

SAFE BULKERS, INC.
STATEMENT OF SHAREHOLDERS’ DEFICIT
FOR THE PERIOD DECEMBER 11, 2007 (inception) to DECEMBER 31, 2007
(In thousands of U.S. Dollars)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ deficit
	Shares (#)	Amount ($)
Balance, December 11, 2007	—	—	—	—	—
Net loss	—	—	—	(2,477)	(2,477)
Balance, December 31, 2007	—	—	—	(2,477)	(2,477)

The accompanying notes are an integral part of these financial statements.

SAFE BULKERS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 11, 2007 (inception) to DECEMBER 31, 2007
(In thousands of U.S. Dollars)

For the period December 11, 2007 (inception) to December 31, 2007
Cash Flows from Operating Activities:
Net loss	(2,477)
Increase in:
Accrued liabilities	1,803
Due to related parties	674
Net Cash (Used in)/Provided by Operating Activities	0
Net Cash (Used in)/Provided by Investing Activities	0
Net Cash (Used in)/Provided by Financing Activities	0
Net increase/(decrease) in cash and cash equivalents	0
Cash and cash equivalents at beginning of year	0
Cash and cash equivalents at end of year	0
Supplemental cash flow information:
Cash paid for interest:	0

SAFE BULKERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars)

1. Nature of Operations

Safe Bulkers, Inc., referred to herein as “Safe Bulkers” or “the Company,” was formed on December 11, 2007 under the laws of the Marshall Islands for the purpose of acquiring an ownership interest in 19 companies, all incorporated under the laws of the Republic of Liberia, that either currently own drybulk vessels or are scheduled to own drybulk vessels (the “Subsidiaries”) currently under the common control of Polys Hajioannou and Nicolaos Hadjioannou. Together, these Subsidiaries own and operate a fleet of 11 drybulk vessels (the “Existing Vessels”) and are scheduled to acquire an additional eight newbuilds (the “Newbuilds”).

Safe Bulkers commenced preparation for an initial public offering of its common shares in the United States and intends to list its shares on the New York Stock Exchange. Currently, no public market exists for these shares. Under the Articles of Incorporation, as of December 31, 2007, the authorized capital stock of Safe Bulkers was 500 shares of common stock with par value of $0.001 per share. On May 9, 2008, the Articles of Incorporation were amended, so that the authorized capital stock of Safe Bulkers was increased to 200,000,000 shares of common stock with par value of $0.001 per share, none of which is issued or outstanding. Following the date of the final prospectus and prior to the closing of this offering, the shares of the Subsidiaries will be contributed to Safe Bulkers by Vorini Holdings Inc., a Marshall Islands corporation controlled by Polys Hajioannou and Nicolaos Hadjioannou (“Vorini Holdings”), in exchange for the issuance of 100% of the outstanding shares of Safe Bulkers to Vorini Holdings (the “Reorganization”). Following the Reorganization, Safe Bulkers will own each of the Subsidiaries and Vorini Holdings will be the sole stockholder of Safe Bulkers.

Following the completion of the initial public offering, Vorini Holdings is expected to hold 78.9% of the outstanding shares of common stock of Safe Bulkers, and accordingly, will hold 78.9% of the voting power (assuming the underwriters exercise their over allotment option), including the ability to control the Company’s affairs and policies.

2. Accrued liabilities

Accrued liabilities represent expenses incurred in preparation of the initial public offering. As of December 31, 2007, accrued liabilities are comprised of the following:

Legal expenses	1,070
Auditors expenses	733
Total	1,803

3. Transactions with related parties

Safety Management Overseas S.A., Panama: Safety Management Overseas S.A., a company incorporated under the laws of the Republic of Panama (“Safety Management”), is a related party controlled by Polys Hajioannou. Amounts due to Safety Management represent the expenses relating to the initial public offering of Safe Bulkers that have been paid by Safety Management. Following closing of the initial public offering, Safe Bulkers will reimburse these expenses to Safety Management.

4. General and administrative expenses

General and administrative expenses represent those expenses incurred by Safe Bulkers, Inc. through December 31, 2007 in preparation of the initial public offering. As of December 31, 2007, general and administrative expenses are comprised of the following:

Legal expenses	1,199
Auditors expenses	1,201
FINRA registration fee	21
Miscellaneous costs	56
Total	2,477

5. Subsequent Events (unaudited)

Agreements to be entered into in conjunction with the Initial Public Offering:

Concurrently with the closing of its initial public offering, Safe Bulkers will enter into several new agreements, including:

(a) An agreement with Polys Hajioannou, Nicolaos Hadjioannou, and Vorini Holdings, whereby Safe Bulkers will assume the ownership of the shares of the following vessel owing companies (the “Subsidiaries”);

Existing Vessels
Ship-owning Entity	Date of Incorporation	Vessel Name	Type	Built	DWT(1)
Efragel Shipping Corporation	September 9, 2002	Efrossini	Panamax	February 2003	76,000
Marindou Shipping Corporation	September 9, 2002	Maria	Panamax	April 2003	76,000
Avstes Shipping Corporation	November 7, 2003	Vassos	Panamax	February 2004	76,000
Kerasies Shipping Corporation	November 7, 2003	Katerina	Panamax	May 2004	76,000
Marathassa Shipping Corporation	August 2, 2004	Maritsa	Panamax	January 2005	76,000
Pemer Shipping Ltd.	January 3, 2006	Pedhoulas Merchant	Kamsarmax	March 2006	82,300
Petra Shipping Ltd.	January 3, 2006	Pedhoulas Trader	Kamsarmax	May 2006	82,300
Pelea Shipping Ltd.	January 11, 2007	Pedhoulas Leader	Kamsarmax	March 2007	82,300
Staloudi Shipping Corporation	September 1, 2005	Stalo	Post-Panamax	January 2006	87,000
Marinouki Shipping Corporation	September 1, 2005	Marina	Post-Panamax	January 2006	87,000
Soffive Shipping Corporation	April 11, 2007	Sophia	Post-Panamax	June 2007	87,000
Newbuilds
Ship-owning Entity	Date of Incorporation	Hull No.	Type	Built *	DWT(1)
Eniaprohi Shipping Corporation	August 14, 2006	IHI 3254	Post-Panamax	2008	87,000
Eniadefhi Shipping Corporation	August 14, 2006	IHI 3255	Post-Panamax	2009	87,000
Maxpente Shipping Corporation	October 3, 2005	Rongsheng 1075	Capesize	2010	176,000
Eptaprohi Shipping Corporation	March 1, 2006	Rongsheng 1074	Capesize	2010	176,000
Maxdodeka Shipping Corporation	October 11, 2007	Sungdong 1039	Post-Panamax	2009	92,000
Maxdekatria Shipping Corporation	October 11, 2007	Sungdong 1050	Post-Panamax	2010	92,000
Maxdeka Shipping Corporation	September 24, 2007	STX 2054	Kamsarmax	2010	81,000
Maxenteka Shipping Corporation	September 24, 2007	STX 2055	Kamsarmax	2010	81,000

*	Estimated completion date
(1)

Deadweight Ton (“DWT”). A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s DWT is the total weight the vessel can carry when loaded to a particular load line.

(b) A management agreement (the “New Management Agreement”) with Safety Management (the “Manager”) pursuant to which the Manager will agree to provide commercial, and technical management services to Safe Bulkers and to the Existing Vessels and the Newbuilds owned by the Subsidiaries.

Under the New Management Agreement, the Company will pay the Manager $0.575 per vessel per day, for certain commercial, technical and administrative services. In addition, the Company will pay the Manager a fee of 1.0% of the gross freight, charter hire, ballast bonus and demurrage collected from the employment of our ships, and 1.0% of the contract price of any vessels bought or sold on the Company’s behalf, including the acquisition of the Newbuilds, with the exception of the acquisition of the Newbuild Hull Nos. 3244 and 3255. The Company will also pay the Manager a fee of $375 per newbuild, for the on-premises supervision of all newbuilds we have agreed to acquire pursuant to shipbuilding contracts, memoranda of agreement, or otherwise; and

(c) Following the completion of the initial public offering, the Company will become the guarantor of the Efragel Shipping Corporation, Marindou Shipping Corporation, Pelea Shipping Ltd., Avstes Shipping Corporation, Eniaprohi Shipping Corporation and Eniadefhi Shipping Corporation credit facilities. As the guarantor, the Company will be subject to certain financial covenants to be agreed to prior to the closing of the initial public offering. In addition, there will be a covenant that the Hajioannou Family maintain a majority interest in the Company.

(d) Following the completion of the initial public offering, the Company will also become the guarantor of the credit facilities of Marathassa Shipping Corporation, Marinouki Shipping Corporation, Soffive Shipping Corporation and Kerasies Shipping Corporation. As the guarantor, Safe Bulkers will be subject to certain financial covenants, including (i) maintaining a minimum adjusted net worth of $200,000 and minimum free liquidity of $500 per vessel with RBS, (ii) ensuring that debt does not execeed 70% of adjusted total assets or 550% of the 12-month trailing EBITDA (as will be defined in the relevant agreements), (iii) having the ability to pay dividends of up to 100% of free cash flow (as will be defined in the relevant agreements), subject to no event of default occurring and (iii) customary undertakings with respect to the delivery of all information required by the Securities and Exchange Commission or pursuant to the Sarbanes Oxley Act. Also, following the completion of the initial public offering, the margin of the loan obligations of Marathassa and Marinouki will be amended to 0.75% from 0.675%, and the margins for Soffive and Kerasies will be amended to 0.75% from 0.575%.

Through and including  , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

10,000,000 Shares

Safe Bulkers, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.
Credit Suisse
Jefferies & Company
Dahlman Rose & Company
Poten Capital Services LLC
DnB NOR Markets

 , 2008

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Registrant is a Marshall Islands corporation. Section 60 of the Business Corporations Act of the Republic of the Marshall Islands (the “BCA”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA.

The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. In this regard, the Registrant’s Bylaws provide that such expenses (including attorneys’ fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate, and the board of directors may authorize the Registrant’s legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Registrant is a party to such action, suit or proceeding. The Registrant’s Bylaws further provide for indemnification of directors and officers on the basis described above as being permitted by Section 60 of the BCA and provide, to the extent authorized from time to time by the board of directors of the Registrant, rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of Registrant.

The Articles of Incorporation of the Registrant provide that no director shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but the liability of a director is not limited or eliminated (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (c) for any transaction from which the director derived an improper personal benefit.

Section 6 of the Underwriting Agreement, the form of which will be filed as Exhibit 1.1 hereto, provides that the underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 7 of the Underwriting Agreement also provides that such underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 7. Recent Sales of Unregistered Securities.

Following the date of the final prospectus, and prior to the closing of this offering, we intend to issue 54,500,000 shares of our common stock to Vorini Holdings Inc. in exchange for its contribution to us of all the outstanding shares of the Subsidiaries. We expect this issuance to be exempt from registration as a transaction that will not involve an offer or sale and, in any event, as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws
4.1	Specimen Share Certificate
4.2	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
5.1	Opinion of Cozen O’Connor, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	Opinion of Cravath, Swaine & Moore LLP, United States counsel to Safe Bulkers, Inc., with respect to New York law
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to Safe Bulkers, Inc., with respect to certain tax matters
8.2	Opinion of Cozen O’Connor, Marshall Islands and Liberian counsel, with respect to certain tax matters
10.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.
10.2	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.
10.3	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou
10.4	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Nicolaos Hadjioannou
10.5	Stockholder Rights Agreement
10.6	Form of Contribution, Conveyance and Assumption Agreement between Safe Bulkers, Inc., Vorini Holdings, Inc., Polys Hajioannou and Nicolaos Hadjioannou
10.7	Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc
10.8	Letter Agreement, dated April 19, 2006, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc
10.9	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc

Exhibit Number	Description

10.10	Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.11	Letter Agreement, dated March 10, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.12	Supplemental Letter Agreement, dated April 24, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.13	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.14	Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.15	Letter Agreement, dated December 3, 2007, Amending Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.16	Supplemental Letter Agreement, dated May 2008, Amending Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.17	Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.18	Letter Agreement, dated January 18, 2008, Amending Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.19	Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo-Und Vereinsbank Aktiengesellschaft
10.20	Letter Agreement, dated March 5, 2008, Amending Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.21	Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA
10.22	Loan Agreement, dated November 18, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc
10.23	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated November 18, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc
10.24	Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc
10.25	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc
10.26	Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR Bank ASA
10.27	Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR Bank ASA
10.28	Loan Agreement, dated April 17, 2008, to Avstes Shipping Corporation provided by DnB NOR Bank ASA
10.29	Shipbuilding Contract, dated August 28, 2006, with Itochu Corporation for the HN 3254
10.30	Shipbuilding Contract, dated August 28, 2006, with Itochu Corporation for HN 3255
10.31	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for HN 1074
10.32	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for the HN 1075
10.33	Memorandum of Agreement, dated October 26, 2007, for the HN 1039
10.34	Memorandum of Agreement, dated October 26, 2007, for the HN 1050
10.35	Memorandum of Agreement, dated November 10, 2007, for the HN 2054
10.36	Memorandum of Agreement, dated November 10, 2007, for the HN 2055
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.3	Consent of Cozen O’Connor, Marshall Islands and Liberian Counsel (included in Exhibit 5.1 and Exhibit 8.2)
23.4	Consent of Drewry Shipping Consultants Ltd.
23.5	Consent of Ole Wikborg, Nominee for Director
23.6	Consent of Basil Sakellis, Nominee for Director
23.7	Consent of Frank Sica, Nominee for Director
24.1	Power of Attorney (included on the signature page hereto)

*	To be provided by amendment.

(b) Financial Statement Schedules

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the combined financial statements of Safe Bulkers, Inc. or related notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

(1)

To provide to the underwriters at the closing specified in the underwriting agreement, share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2)

That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)

Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on the 16th day of May, 2008.

SAFE BULKERS, INC.

By:	/s/ POLYS HAJIOANNOU Name: Polys Hajioannou Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Polys Hajioannou, Loukas Barmparis, Nicolaos Hadjioannou and Konstantinos Adamopoulos his or her true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 16th day of May, 2008.

Signature	Title

/s/ POLYS HAJIOANNOU Polys Hajioannou	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ LOUKAS BARMPARIS Dr. Loukas Barmparis	President and Director
/s/ NICOLAOS HADJIOANNOU Nicolaos Hadjioannou	Chief Operating Officer and Director
/s/ KONSTANTINOS ADAMOPOULOS Konstantinos Adamopoulos	(Principal Financial and Accounting Officer) Chief Financial Officer and Director

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of the Registrant, has signed this registration statement in the City of Newark, State of Delaware, on May 16, 2008.

PUGLISI & ASSOCIATES

By:	/S/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Set forth below is a list of exhibits that are being or will be filed with this Registration Statement on Form F-1.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws
4.1	Specimen Share Certificate
4.2	Form of Registration Rights Agreement between Safe Bulkers, Inc. and Vorini Holdings Inc.*
5.1	Opinion of Cozen O’Connor, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	Opinion of Cravath, Swaine & Moore LLP, United States counsel to Safe Bulkers, Inc., with respect to New York law
8.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to Safe Bulkers, Inc., with respect to certain tax matters
8.2	Opinion of Cozen O’Connor, Marshall Islands and Liberian counsel, with respect to certain tax matters
10.1	Form of Management Agreement between Safety Management Overseas S.A. and Safe Bulkers, Inc.
10.2	Form of Restrictive Covenant Agreement among Safe Bulkers, Inc., Polys Hajioannou, Vorini Holdings Inc., SafeFixing Corp and Machairiotissa Holdings Inc.
10.3	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Polys Hajioannou
10.4	Form of Restrictive Covenant Agreement between Safe Bulkers, Inc. and Nicolaos Hadjioannou
10.5	Stockholder Rights Agreement
10.6	Form of Contribution, Conveyance and Assumption Agreement between Safe Bulkers, Inc., Vorini Holdings, Inc., Polys Hajioannou and Nicolaos Hadjioannou
10.7	Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc
10.8	Letter Agreement, dated April 19, 2006, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc
10.9	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated February 16, 2005, to Marathassa Shipping Corporation provided by The Royal Bank of Scotland plc
10.10	Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.11	Letter Agreement, dated March 10, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.12	Supplemental Letter Agreement, dated April 24, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.13	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated March 1, 2006, to Marinouki Shipping Corporation provided by The Royal Bank of Scotland plc
10.14	Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.15	Letter Agreement, dated December 3, 2007, Amending Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.16	Supplemental Letter Agreement, dated May 2008, Amending Loan Agreement, dated May 29, 2006, to Staloudi Shipping Corporation provided by Deutsche Schiffsbank Aktiengesellschaft
10.17	Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.18	Letter Agreement, dated January 18, 2008, Amending Loan Agreement, dated January 11, 2007, to Petra Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.19	Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo-Und Vereinsbank Aktiengesellschaft
10.20	Letter Agreement, dated March 5, 2008, Amending Loan Agreement, dated March 7, 2007, to Pemer Shipping Ltd provided by Bayerische Hypo- Und Vereinsbank Aktiengesellschaft
10.21	Loan Agreement, dated June 12, 2007, to Pelea Shipping Ltd provided by DnB NOR BANK ASA
10.22	Loan Agreement, dated November 18, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc

Exhibit Number	Description

10.23	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated November 18, 2007, to Soffive Shipping Corporation provided by The Royal Bank of Scotland plc
10.24	Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc
10.25	Letter Agreement, dated May 14, 2008, Amending Loan Agreement, dated December 13, 2007, to Kerasies Shipping Corporation provided by The Royal Bank of Scotland plc
10.26	Loan Agreement, dated January 11, 2008, to Marindou Shipping Corporation provided by DnB NOR Bank ASA
10.27	Loan Agreement, dated January 11, 2008, to Efragel Shipping Corporation provided by DnB NOR Bank ASA
10.28	Loan Agreement, dated April 17, 2008, to Avstes Shipping Corporation provided by DnB NOR Bank ASA
10.29	Shipbuilding Contract, dated August 28, 2006, with Itochu Corporation for the HN 3254
10.30	Shipbuilding Contract, dated August 28, 2006, with Itochu Corporation for HN 3255
10.31	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for HN 1074
10.32	Shipbuilding Contract, dated December 6, 2006, with Jiangsu Rongsheng Heavy Industries Group Co., Ltd for the HN 1075
10.33	Memorandum of Agreement, dated October 26, 2007, for the HN 1039
10.34	Memorandum of Agreement, dated October 26, 2007, for the HN 1050
10.35	Memorandum of Agreement, dated November 10, 2007, for the HN 2054
10.36	Memorandum of Agreement, dated November 10, 2007, for the HN 2055
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.3	Consent of Cozen O’Connor, Marshall Islands and Liberian Counsel (included in Exhibit 5.1 and Exhibit 8.2)
23.4	Consent of Drewry Shipping Consultants Ltd.
23.5	Consent of Ole Wikborg, Nominee for Director
23.6	Consent of Basil Sakellis, Nominee for Director
23.7	Consent of Frank Sica, Nominee for Director
24.1	Power of Attorney (included on the signature page hereto)

*	To be provided by amendment.